SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNEX 12

Eletrobras Article 264 Appraisal Report

ANNEX 13

CHESF Article 264 Appraisal Report

ANNEX 14

Furnas Article 264 Appraisal Report

ANNEX 15

CGT Eletrosul Article 264 Appraisal Report

ANNEX 16

Eletronorte Article 264 Appraisal Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Centrais Elétricas Brasileiras S.A

Valuation of the total shareholder's equity of Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, as of 30 June, 2022

November 23, 2022

EY

Building a better working world

Centrais Elétricas Brasileiras S.A - Eletrobras
Rua da Quitanda, no 196, Centro
Zip Code 20091-005
Rio de Janeiro - RJ - Brazil

Ernst & Young Assessoria Empresarial Ltda.
Av. Presidente Juscelino Kubitschek, 1909 North Tower - 10º floor
04543-011 - São Paulo - SP
Telephone: +55 11 2573-3000
www.ey.com.br

Centrais Elétricas Brasileiras S.A ("Eletrobras") November 23, 2022

As requested by Centrais Elétricas Brasileiras S.A ("Eletrobras"), Ernst & Young Assessoria Empresarial Ltda. (hereinafter referred as "EY") is pleased to present the following report ("Report") covering the valuation analysis of the total shareholders' equity of Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil (hereinafter referred as "CGT Eletrosul" or "Company"), Eletrobras' direct subsidiary, as of 30 June 2022 (the "Valuation Date").

We understand that Eletrobras' management ("Management") will use this Report as a support to Eletrobras and CGT Eletrosul's shareholders in the context of the approval of the Corporate Reorganization Proposal, regarding the merger, by Eletrobras, of 100% of CGT Eletrosul share ("Merger of CGT Eletrosul Shares"), in compliance with the requirements of Articles 137, 252 and 264 of Brazilian Law 6.404/76 ("Brazilian Corporate Law"). Additionally, the results presented herein will not be used to define the share exchange ratio between Eletrobras and CGT Eletrosul, a ratio that will be presented and justified in the Operation Protocol. We highlight that this Report has the sole purpose of compliance with Brazilian Corporate Law and should not be relied on for any other purpose. This English Report is a free translation of the Portuguese Report.

This Report includes the objective, scope, procedures, and methodologies used, as well as the market and operational assumptions that were considered in the calculation of the estimate of the Company's fair value.

Our estimate of value should not be considered as a fairness opinion or as an advice or recommendation to carry out a transaction involving CGT Eletrosul or Eletrobras, or about the conditions of any transaction that may occur, or used for equity and debt funding, or any other purpose other than the compliance with the Brazilian Corporate Law. We understand that the final decision on any transaction involving Eletrobras, and on the conditions of an eventual restructuring of the Company, will be the responsibility of CGT Eletrosul and Eletrobras' management and shareholders.

It is important to emphasize that we did not independently investigate, nor was any due diligence applied to the information provided by Management. As mentioned in our contract, our analysis is subject to the general limitations described in this Report. We assume that Management has consistently analyzed the factors that may impact the projections presented, as well as has not omitted any relevant information, which could significantly impact the result of our work.

We appreciate the opportunity to provide valuation services to Eletrobras and we remain at your disposal for any further assistance.

Carolina S. Rocha
Partner - Corporate Finance

Rafael Max
Partner - Corporate Finance

Index



1 Executive summary

1.1 Context

Merger of Shares

As part of the restructuring process of Eletrobras after the privatization, Management plans to perform the merger of shares of its subsidiaries Furnas, Chesf, Eletrosul and Eletronorte (together referred to as "Subsidiaries") and turn them into its wholly-owned subsidiaries.

The process of the merger of shares must follow the requirements of article 252 and 264 of the Brazilian Corporate Law.

In accordance with article 264, *"In the merger of a controlled corporation into its controlling corporation, the justification presented to the Extraordinary General Shareholders' Meeting (EGM) of the controlled corporation shall contain, in addition to the information required by Articles 224 and 225, a calculation relating to the share exchange ratio of shares owned by the noncontrolling shareholders of the controlled corporation, based on the net value of the shares of both the controlling and controlled corporations, the assets and liabilities of both corporations being valued according to the same criteria and on the same date, at market prices, or according to other criteria indicated by the Brazilian Securities Commission (CVM) for publicly-held corporations."*

For the purposes of this Report, the valuation of the total shareholders' equity was considered as the other criteria to assess the value of the shares of both the controlling and controlled corporations.

Corporate Structure

Pre-restructuring corporate structure


Eletrobras
99.56%
99.58%
99.89%
99.66%
Furnas
Chesf
Eletrosul
Eletronorte
78.01% Common
21.99% Preferred
Shareholders
96.86% Common
3.14% Preferred
Shareholders
100% Common
Shareholders
100% Common
Shareholders

Post-restructuring corporate structure


Eletrobras
Eletrobras Shareholders
Merger of shares
Furnas
Chesf
Eletrosul
Eletronorte
78.01% Common
21.99% Preferred
Shareholders
96.86% Common
3.14% Preferred
Shareholders
100% Common
Shareholders
100% Common
Shareholders

1.1 Context

Company Description

CGT Eletrosul operates in the generation, transmission, and sale of electricity in the region of the Federal District and the states of São Paulo, Minas Gerais, Rio de Janeiro, Espírito Santo, Rio Grande do Sul, Santa Catarina, Paraná, Goiás, Mato Grosso, Mato Grosso do Sul, Pará, Tocantins, Rondônia, Ceará, and Bahia. The energy is sold to distributors, traders and in the free market all over the country. CGT Eletrosul holds several electric concessions, in the generation and transmission segments.

CGT Eletrosul's generation complex has 7 hydroelectric plants, 5 of which are proprietary, 1 in partnership with other companies, 2 in participation in Specific Purpose Companies (SPEs) and 1 is a temporary concession. It also owns 1 thermoelectric plants and 6 wind power generation complex. These projects total more than 826 MW of installed capacity. See pages 17 and 18 for asset details.

In addition to the assets registered at the corporate level, CGT Eletrosul has in investments in hydroelectric, thermoelectric and wind power plants, totaling 25 companies in which it has an interest. Refer to page 7 for details on the Company's corporate organization structure.

Objective

The purpose of this work is to present the valuation analysis of CGT Eletrosul and its Invested Companies, as of the Valuation Date, in order to support Management and the shareholders in the context of the corporate restructuring process that will involve the merger of CGT Eletrosul's shares by Eletrobras.

Scope of work

- Discussion with Eletrobras executives and employees.
- Obtaining and analyzing historical and projected financial information from the Company and its Invested Companies;
- Analysis of the market in which CGT Eletrosul and its Invested Companies are inserted;
- Calculation of discount rates that adequately reflect the risks inherent to the sector, these rates being used to bring the cash flows of the respective assets to their present value;
- Analysis of comparable companies to obtain operational parameters and market multiples;
- Development of valuation models based on the methods of Discounted Free Cash Flow (DCF), Market Cap, or Guideline Public Companies (GPCs). Page 8 presents details on the methodologies used;
- Estimate of the Fair Value of the Company and its Invested Companies as described above;
- Preparation of the report containing the description of the methodologies used, assumptions adopted and value estimates.

1.2 Corporate structure


CGT Eletrosul¹
20.00%
ESBR - Energia Sustentável do Brasil S.A. (UHE Jirau)
78.00%
Livramento Holding S.A.
100%
Eólica Cerro Chato IV S.A.
Eólica Cerro Chato V S.A.
Eólica Cerro Chato VI S.A.
Eólica Cerro dos Trindade S.A.
Eólica Ibirapuitã S.A.
24.72%
Teles Pires Participações S.A. (TPP)
99.10%
Companhia Hidrelétrica Teles Pires (CHTP)
Wind Power Generation
Hydroeletric Power Generation

[1] Includes the concession contracts held directly by CGT Eletrosul, at the Parent Company level. For details of assets, refer to pages 17 and 18.

1.3 Methodology of valuation

Selected Valuation methodologies

In assessing the value of a company, three different approaches can be applied: Income Approach, Market Approach and Cost Approach. Each of these approaches can be considered as a valuation methodology, but the nature and characteristics of the company will indicate which approach or approaches are the most applicable. For the purpose of this work, we selected, according with the applicability and materiality, the Income Approach (Discounted Cash Flow - DCF) and the Market Approach (Guideline Public Companies Method, Market Capitalization or Transaction Value) to estimate a fair value indication of CGT Eletrosul and the Invested Companies.

In general, the Cost Approach was not used since it does not properly capture the nature of the Company and its investee companies and their ongoing operations.

For the application of valuation methodologies, the value standard adopted was Fair Value. Fair Value is defined by IFRS 13 and CPC 46[1] as *"The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."*

Note:

1. Brazilian Accounting Standards Committee - Fair ValueMeasurement

Criteria for the application of valuation methodologies

The DCF Methodology was selected for the valuation of CGT Eletrosul (Parent Company) and the closely held Invested Companies in which the book value of the investment on the Valuation Date was equal to or higher than BRL 278 million, based on the level of accounting materiality of Eletrobras, in accordance with the Sarbanes-Oxley Act. Additionally, the additional criteria for the applicability of this methodology were the access to detailed and reliable prospective financial and operating information provided by Management, for the Company and each of the Invested Companies.

For publicly-traded companies, for which the book value of the investment on the Valuation Date was equal to or higher than BRL 278 million, the Market Cap methodology was applied, provided that the stock met the following liquidity criteria on the valuation date: (i) Be part of some performance indicator of the shares traded at B3[2], or meet the following two criteria, simultaneously; (ii) Present a daily traded volume within the range of the traded volumes of the shares integrating B3's performance indicators; and (iii) Present a free float above 25%.

For assets that have gone through a privatization process, another transaction, or are in the process of being sold, in the last 12 months, the fair value was assumed to be equivalent to the transaction value or purchase offer value.

The Guideline Public Companies Method (GPCM) was used for all companies within the scope of valuation. For companies already assessed using the DCF method, Market Cap, or Transaction Value, this methodology was used as reasonableness analysis for the estimated values. For the other companies, this method was adopted as the primary method of valuation.

[2] Brazil Stock Exchange

Methodology		Description
Income	Discounted Cash Flow	It measures the value of an asset or business by the present value of the net economic benefit (cash receipts minus cash expenses) to be received over its useful life.
Market	GPCM	Market Approach methodologies measure the value of an asset or business based on how much other buyers in the market have paid for the assets being valued or for assets or businesses that can be considered reasonably like those being valued.
	Market Cap	

1.4 Value conclusion

Summary of values (in millions of BRL)	
Entreprise Value | CGT Eletrosul - Parent Company	9,720
Non-operational assets (liabilities)	532
Net Cash (Net Debt)	(3,333)
Equity Value | CGT Eletrosul - Parent Company	6,919
Equity Value of Invested Companies	1,883
Equity Value | Consolidated	8,802

Value per share	Amount (thousand)	Unit Value
Common	482,568,907	BRL 0.018

Fonte: EY / Management

Invested Companies	% Share	Fair Value
Energia Sustentável do Brasil S.A. (UHE Jirau)	20.00%	1,495
Teles Pires Participações S.A. (TPP)	24.72%	384
Livramento Holding	78.00%	4
Total		1,883

The Company's fair value, consolidated, represents the fair value of CGT Eletrosul Parent Company plus the fair value of its Invested Companies, as described throughout this Report.

This estimate of value does not consider possible contingencies, insufficiencies, or supervening assets or liabilities that are not recorded in the Company's equity position, as provided by Management. Because of this, the results presented do not consider their effect, if any.

Conclusion

Based on the information analyzed, the assumptions, and the limitations described in this Report, our valuation resulted in a fair value estimate of BRL 8,802 million for 100% of CGT Eletrosul' shareholders' equity as of 30 June 2022.



2

Market analysis

11 Industry overview

2.1 Industry overview

The global energy market

The global energy market is composed of large companies with a high degree of verticalization, where few countries are self-sufficient in their production, and even Japan and the United States, considered developed countries, annually import significant amounts of energy.

The global power sector has undergone a considerable change in its composition, a trend that should continue in the medium and long term. Among the highlights, between the years 1990 and 2020, the retraction of the participation of coal-fired generation and the expansion of the participation of natural gas, wind and solar energy are the most evident movements. As for the other segments, although they have not presented significant changes in their participation, nuclear and hydraulic generation have maintained a substantial representation in the composition of the world's energy matrix. Thus, the main energy sources in the world are, respectively: coal (33.8%), natural gas (22.8%), hydro (16.8%), nuclear (10.1%), solar and wind (9.5%), oil (4.4%) and other renewables (2.7%).

According to the IEA (International Energy Agency), after falling by about 1% in 2020, global electricity demand is set to grow again in 2021, outpacing the increase in low-emission generation, even in another record year for renewables. This is leading to increased output from coal-fired power plants to meet demand, especially in Asia. Natural gas demand is expected to recover more quickly, driven mainly by an increase in industrial use.

Brazilian energy market

The Energy Sector in Brazil is composed of different industries and types of power plants, depending on the type of energy resource used for generation. Most of the power generation is concentrated in hydraulic sources due to Brazil's geo-climatic characteristics, for its territorial extension, hydrographic basins and different rainfall regime for each region. The hydraulic matrix represented 63.8% of electricity generation in the country in 2020. The natural gas, wind and biomass-based electric energy matrices had similar participation in 2020, varying between 8.6% and 9.2%. In recent years, the two big highlights in terms of growth rate were the wind and solar generation segments, with the latter only starting to have some relevance in Brazilian electricity generation in 2017, but with exponential growth and good prospects since then.

Such an important and strategic sector for the Brazilian economy is regulated by government agencies responsible for energy policy and centralized operation. The role of the National Electric Energy Agency (ANEEL), the National Electric System Operator (ONS), and the Electric Energy Trading Chamber (CCEE) are highlighted in this performance. In Brazil, the energy sector is composed of energy generation, transmission, and distribution companies, and there are also the so-called energy traders that intermediate contracts for the purchase and sale of electricity.

The Brazilian energy sector is composed of important companies of national and foreign capital. In recent years there has been an expansion of electricity generation in Brazil, with greater diversification of generating sources, with wind and solar generation gaining market share. The hydroelectric and thermoelectric plants remain as the main sources of energy in the country and the largest companies in the sector (according to installed capacity) are: Eletrobras, Engie, Itaipu, Petrobras, CGT, Copel, Cemig, CPFL, Enel and AES.

2.1 Industry overview

Generation

In Brazil, most of the energy generation is concentrated in hydraulic sources, due to the country's geo-climatic characteristics, for its territorial extension, hydrographic basins and differentiated rainfall regime for each region. Water constitutes the most important energy resource, characterizing an important source of renewable energy in Brazil, in view of the country's great hydraulic potential. Hydroelectric power is the obtaining of electrical energy by harnessing the hydraulic potential of a river. The energy efficiency of hydroelectric plants is quite high, around 95.0%. Important hydrographic basins with utilization by the energy sector in the country are those of the São Francisco and Paraná rivers. The North region is also highlighted by its great potential for electricity generation through hydroelectric plants.

Energy Consumption is directly related to the performance of economic activity. Between the period from 2007 to 2021, the average annual growth rate was 2.1%, increasing consumption from 377,030 GWh to 500,209 GWh, a total expansion close to 32.7%. It is worth noting that the period was marked by the subprime crisis and by the recession in the domestic market, reducing energy consumption and the annual average for the period. The main segments demanding energy in 2020 in Brazil are, by relevance, the industrial segment (36.3%), followed by the residential (30.2%), commercial (17.4%) and others (16.1%).

According to the National Electric System Operator (ONS), electricity generation in the National Integrated System (SIN) in 2021 totaled 602.0 thousand GWh (including hydro, nuclear and conventional thermal, wind and solar energy), which meant a 5.2% growth compared to the same period of the previous year, due mainly to the strong growth in wind and hydro power generation.

In January 2022, the generation of electric energy in the National Integrated System (SIN) totaled 53.7 thousand GWh, which meant an expansion of 1.0% in relation to the same period in 2021. The segment that presented the greatest retraction in the period was thermal, with -27.2%, followed by wind power, with -18.7%. However, the segments that showed the highest growth in the period were, respectively: solar 59.8% and hydraulic 10.9%.

For 2022, Lafis projects an expansion of 1.2% in the consumption and 1.8% in the generation of electric energy. For this scenario were considered, the maintenance of the growth of the electric energy free market, the recovery of the commercial consumption, and the maintenance of the growth trend in the residential segment.

Also, according to Lafis, the three-year period from 2023 to 2025 will be a period of resumed economic growth interrupted by the Covid-19 crisis. Considering that there is a resumption of the economic agents' confidence, a fertile ground for sector expansion can be observed. Thus, considering the scenario described above, Lafis has projected an average growth of 2.8% in the generation and 2.5% in the consumption of electric energy, reaching in 2025 a level of 688 thousand GWh and 560.5 thousand GWh, respectively.

Total energy generation in Brazil - EPE (GWh)


1,4%
-1,4%
5,2%
1,2%
2,8%
2,7%
2,4%
2,5%
593.638
584.413
601.976
613.000
633.000
651.000
669.000
688.000
2019
2020
2021
2022 (P)
2023 (P)
2024 (P)
2025 (P)
2026 (P)
Generation
Growth

Source: Ministry of Mines and Energy/EPE/ONS/COMEX/ANEEL. Estimate and projections: Lafis/April 2022

2.1 Industry overview

Generation and Marketing

Electricity generation by hydraulic source in Brazil - (GWh) - (%)


5,9%
-2,6%
7,3%
-0,4%
359.743
380.911
370.906
397.877
396.327
2016
2017
2018
2019
2020
Hydraulics
Growth

Number of Suppliers and gross margin - (%)


19% 18% 24% 20% 19% 19% 10% 9% 8% 6% 5% 5% 5% 5%
684 653 666 940 1101 1587 1805 1864 1826 4062 5013 5819 7057 8670
48 55 70 93 113 147 151 163 171 191 219 270 341 420
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Number of retailers
ACL Consumers (Free+special)
Gross margin trade

According to ANEEL, 67% of the energy generated in the country in 2021 and 62.48% of the installed capacity came from plants powered by the force of rivers. In Brazil today there are 739 hydroelectric generating plants (CGHs), 425 small hydroelectric plants (PCHs) and 219 hydroelectric power plants (UHEs), which are responsible for 109.3 gigawatts (GW) of installed capacity in operation. Three of the plants in the country are among the ten largest on the planet - Itaipu Binacional (14,000 MW, shared between Brazil and Paraguay), Belo Monte (11,233 MW) and Tucuruí (8,370 MW). In 2020, the energy generated in Brazil from hydraulic sources was 415,483 GWh. It is worth noting that energy generated from water is renewable and guarantees a secure supply, but the high dependence on hydropower subjects the system to vulnerability in the generation of energy during periods of low rainfall. Thus, the reduction of rainfall in some regions can lead to increased costs for the generators that operate hydroelectric plants.

During the last few years, the power trading segment has grown significantly, both in volume of energy traded and in number of new entrants.

Period from 2017 to 2020 was marked by the entry of generation projects in the ACL with low break-even price (more favorable exchange rate and capex) with lower prices charged for sale to end customers.

According to CCEE, commercial relations in the current model of the Brazilian electricity sector are established in the Regulated Contracting Environment (ACR) and in the Free Contracting Environment (ACL). In the Short-Term Market, the differences between the amounts generated, contracted and consumed are accounted for and settled.

2.1 Industry overview

Distribution

The electric power distribution sector in Brazil is fully regulated and is characterized by the need for large investments in view of the size of the country and the territorial dispersion of its population. In this context, this regulation is important to ensure that supply is increasingly adjusted to specialized demand.

The regulatory mechanisms for distribution companies are basically: the periodic tariff review, calculated using the asset base provided by the distributor and the return on capital; and the annual tariff adjustment, which is basically a monetary correction of the practiced tariffs, less a factor of expected efficiency gain, the so-called X Factor.

The current model also determines that the purchase of electricity by the distributors in the ACR always occurs by means of auctions, observing the criteria of lowest tariff and aiming to reduce the cost of electricity acquisition to be passed on to the consumers' tariff.

In 2020, electricity consumption in Brazil showed a retraction compared to 2019 in all segments, except for the residential segment. The drop in consumption is related to the effects on economic activity caused by the Covid-19 crisis that severely affected energy consumption, especially in the second quarter of the year, considering the social distancing policies to combat the virus, and to the lower use of air conditioning in 2020, considering that temperatures were milder at the beginning of this year.

Lafis considers in its economic scenario that the three-year period from 2024 to 2026 will be a period of continued economic growth that was interrupted by the Covid-19 crisis. If the confidence of economic agents is restored, there is fertile ground for sector expansion.

According to the Distribution Development Plan (PDD), between 2021 and 2023, BRL49.2 billion will be invested in electricity distribution in Brazil, of which BRL32.64 billion will be for network expansion, BRL18.27 billion for improvement, and another BRL9.4 billion for renovation.

In the triennium, considering the categories of electricity consumption, what is expected is a generalized growth, with a better level of industrial, commercial and residential activity, in line with macroeconomic indicators, especially indicators of income, employment, interest and aggregate production.

Thus, considering the scenario described above, Lafis projected an average growth of 2.8% in electricity generation and 2.5% in consumption, reaching a level of 686 thousand GWh and 558.5 thousand GWh in 2026, respectively.

National Consumption of Electric Energy-EPE (GWh)-(Variation)


1,40%
-1,40%
5,20%
1,20%
2,40%
2,70%
2,40%
2,50%
2019
2020
2021
2022 (P)
2023 (P)
2024 (P)
2025 (P)
2026 (P)

2.1 Industry overview

Transmission

National Electricity Transmission Market (in USD billions) - 2021 - 2026


2026 (P)
104
2025 (P)
102
2024 (P)
100
2023 (P)
98
2022
95
2021
89

Source: Global Market Model

Annual Allowed Revenue (in BRL billions) - 2015 to 2023


2022-2023
40
2021-2022
32
2020-2021
31
2019-2020
26
2018-2019
24
2017-2018
24
2016-2017
14
2015-2016
12

Source: Agência Nacional de Energia Elétrica (ANEEL), Empresa de Pesquisa Energética (EPE)

National electric power transmission sector

Electricity transmission is responsible for transporting large volumes of electricity from the generating units to the distributors, operating lines with voltage higher than 230 thousand volts. In Brazil, since 2010, the transmission lines have expanded significantly, reaching 172,864 kilometers by 2022, which represents an average annual expansion of 5.0% per year. This service is offered by independent companies, which through transmission auctions acquire the right to install and operate substations and transmission lines.

The expansion of the National Interconnected System (SIN) is planned based on the Programa de Expansão da Transmissão de Energia Elétrica - PET, prepared by the Empresa de Pesquisa Energética ("EPE"), covering a five-year horizon, and on the Plano de Ampliação e Reforços da Rede Básica - PAR, developed annually by ONS, for a three-year period. These plans show the transmission lines and substations that will be built or reinforced to provide better electricity transmission services through the Basic Grid.

Transmitters sign contracts with generating agents, distributors, transmitters and with the National Operator of the Electric System (ONS), responsible for managing the transmission services in Brazil, which includes remunerating the transmitters through the Allowed Annual Revenue - RAP. The load forecast data for the Annual Energy Operation Planning - 2022 Cycle (2022-2026). For the period 2022-2026, the expectation is an average load growth of 3.4% per year. In 2022, the projection is for a 2.7% increase, considering a 1.3% increase in the Gross Domestic Product - GDP.

In the year 2022, the value of the Brazilian market in the electric power sector was $95.0 billion, with a progression of 6.8% in relation to the previous year. The growth is justified by the recovery of electricity generation and consumption after the critical period of the Covid-19 crisis.

The BRL 7.85 billion increase in revenue in the 2022-2023 cycle can be explained by the readjustment index foreseen in the concession contracts, the expansion of the transmission system, with 23 new contracts coming into operation, and the improvements authorized. Also in this group are the effects of the concessionaires' revenue reviews.

3

Valuation Analysis of CGT Eletrosul | Parent Company

3.1 Overview

CGT Eletrosul | Parent Company

BRL 1.95 bi

Net Revenue as of June 30, 2022

BRL 770 m

Earnings Before Interest and Taxes as of June 30, 2022

BRL 8.9 bi

Shareholders' Equity as of June 30, 2022

826 MW

Installed generation capacity - Own plants+partnership

Registered Assets – Energy Generation | Parent Company Level

CGT Eletrosul has 5 hydroelectric power plants, 1 thermoelectric power plant and 6 wind power in operation, whose concessions are 100% owned by CGT Eletrosul (Parent Company Level), besides 1 shared hydroelectric plant. The list of generation assets considered at the Parent Company Level is presented below:

Power Plant	Installed capacity (MW)	Physical guarantee (MWavg)	Concession end date
Hydroelectric power plants			
Passo São João	77	41.1	May/46
São Domingos	48	36.4	Aug/39
Barra do Rio Chapéu	15	8.6	May/38
João Borges	19	10.1	Sep/39
Cachoeira Branca	1	-	Aug/39
Shared hydroelectric plants (partnership)			
Governador Jayme Canet Júnior (Consórcio Cruzeiro do Sul)	178	96.9	May/47
Wind power plants			
Cerro Chato I	30	11.3	Aug/45
Cerro Chato II	30	11.3	Aug/45
Cerro Chato III	30	11.3	Aug/45
Coxilha Seca	30	13.2	May/49
Capão do Inglês	10	4.5	May/49
Galpões	8	3.5	May/49
Thermoelectric power plants			
Candiota III (phase C)	350	262.4	Dec/24

Source: Financial Statements/ Management

Based on the information provided by Management, no new capacity expansion projects were considered during the projection period, nor were the renewal of concessions that had not been contracted.

3.1 Overview

CGT Eletrosul | Parent Company

12 contracts

CGT Eletrosul exclusive concession contracts

12.4 thousand km

Extension of CGT Eletrosul's own transmission network

Registered Assets - Transmission | Parent Company Level

CGT Eletrosul has 12,421 km of transmission lines. The transmission concession contracts of CGT Eletrosul (Parent Company Level) are detailed below:

Contract	Transmission line	State	Concession Period
008/2014	SE 230/138 kV Ivinhema 2, 2 x 150 MVA	SC	30 years
007/2014	LT 230 kV Santo Ângelo - Maçambara; LT Pinhalzinho - Foz do Chapecó C1; LT Pinhalzinho - Foz do Chapecó C2; SE 230/138 kV Pinhalzinho, 3 x 150 MVA; SE 230/138 kV Santa Maria 3, 2 x 83 MVA (novo pátio)	RS/SC	30 years
004/2012	LT Nova Santa Rita - Camaquã 3, CS, 230 kV; LT Camaquã 3 - Quinta, CS, 230 kV; LT Salto Santiago - Itá, C2, CS, 525 kV; LT Itá - Nova Santa Rita, C2, CS, 525 kV; SE Camaquã 3, 230/69/13,8 kV, 2x83 MVA	PR/SC/RS	30 years
002/2011	SE Foz do Chapecó	RS	30 years
012/2010	LT Monte Claro - Garibaldi	RS	30 years
011/2010	SE Ijuí 2; SE Nova Petrópolis 2; SE Lajeado Grande; SE Caxias 6	RS	30 years
005/2009	SE Missões - 230/69 kV (150 MVA)	RS	30 years
004/2008	LT P. Médici - Santa Cruz 1 230kV	RS	30 years
005/2006	LT Campos Novos - Pólo 525kV	SC, RS	30 years
010/2005	LT Campos Novos - Blumenau C2	SC	30 years
004/2004	LT Salto Santiago - Ivaiporã - Cascavel Oeste	PR	30 years
057/2001	Several projects	SC, MS, PR, RS, SP	30 years

Source: Financial Statement/ ANEEL Transmission Contracts

Based on the information provided by Management, no new capacity expansion projects were considered during the projection period, nor were the renewal of concessions that had not been contracted.

3.2 Historical financial information

CGT Eletrosul Parent Company IS (thousands of BRL)[1]	Dec/20	Dec/21	Jun/22
Gross Revenue	2,988,351	3,660,323	2,154,146
Sales tax	(342,370)	(353,535)	(204,675)
Net Revenue	2,645,981	3,306,788	1,949,471
Operating Costs	(1,808,820)	(1,636,888)	(916,406)
Gross Profit	837,161	1,669,900	1,033,065
General and administrative expenses	(1,197,875)	(1,165,002)	(262,806)
Other (revenue) expenses	676,301	238,840	-
EBIT	315,587	743,738	770,259
Equity equivalence result	(64,277)	(8,328)	(16,745)
Financial expenses	(322,583)	(298,473)	(32,274)
EBT	(71,273)	436,937	721,240
Income tax and social contribution	1,948,641	(145,495)	(226,390)
Net Income	1,877,368	291,442	494,850

Financial Indicators	Dec/20	Dec/21	Jun/22
Growth of NR	n/a	25.0%	17.9%
EBIT Margin	11.9%	22.5%	39.5%
EBT Margin	-2.7%	13.2%	37.0%

Source: Financial Statements/ Management

[1] Adjustments were made to some accounts in the audited financial statements for presentation and margin calculation purposes.

Summary of historical financial information

Management provided CGT Eletrosul's information on the Valuation Date, which was analyzed with the purpose of understanding the trends of the Company's operating indicators.

Income Statement ("IS")

CGT Eletrosul's net revenue in December 2021 increased by 25.0% compared to 2020, mainly due to the variation of inflation indicators (IPCA and IGP-M) to update corporate revenues related to transmission concessions, in addition to an increase in energy supply revenues, which include the commercialization of energy purchased by contracts signed with Eólicas Hermenegildo I, II, III and Chuí IX, Centrais Elétricas do Norte do Brasil S.A. (Eletronorte), as well as PPAs signed with the SPEs Energia Sustentável do Brasil S.A (UHE Jirau) and Companhia Hidrelétrica Teles Pires S.A. (UHE Teles Pires).

In the same period, operating costs reduced by 9.5%, which was eventually offset by a 64.7% reduction in "Other revenues" related to the remeasurement of the contractual transmission asset for RBSE. While in 2020 such remeasurement generated a positive impact of BRL 676 thousand on CGT Eletrosul's results, in 2021 this impact decreased to BRL 239 thousand.

Therefore, the increase in revenues exceeding the increase in costs resulted in an EBIT margin gain in the period, which increased from 11.9% in 2020 to 22.5% in 2021.

The annualized net operating revenue for the first semester of 2022 increased by 17.9% compared to the previous year, mainly due to the increase in the IPCA and IGP-M in the period, indexes used to update corporate revenues related to transmission concessions. In the same period, operating costs fell by 7.0%, influenced by the reduction in general and administrative expenses. Therefore, there was an increase of 17.0% in the EBITDA margin, which increased to 39.5% in the first semester of 2022.

3.2 Historical financial information

CGT Eletrosul Parent Company Balance Sheet (thousands of BRL)[1]	Dec/20	Dec/21	Jun/22
Cash and cash equivalents	4,463	427	127
Accounts receivable from customers - ST	534,262	377,856	378,961
Inventory	55,704	97,236	99,200
Bonds and securities - ST	1,286,868	1,087,241	1,398,584
Tax credit- ST	11,343	4,202	22,450
Contractual assets of the concession - ST	812,555	693,149	784,017
Deferred taxes and social contributions - ST	2,695	13,017	1,501,789
Dividends payable (Remuneration of equity interests)	4,153	-	-
Other current assets	182,796	149,503	121,197
Current assets	**2,894,839**	**2,422,631**	**4,306,325**
Accounts receivable from customers - LT	277	-	-
Tax credit- LT	133	1	-
Contractual assets of the concession - LT	3,961,684	4,749,987	5,890,737
Deferred taxes and social contributions - LT	1,640,404	1,496,953	-
Deferred assets - LT	-	-	899,307
Judicial deposits	295,972	252,446	217,967
Other non-current assets - LT	234,155	263,280	74,585
Non-current assets	**6,132,625**	**6,762,667**	**7,082,596**
Investments	2,281,331	2,499,835	2,035,566
Fixed assets	2,627,294	2,377,037	2,272,302
Intangible	111,382	189,616	184,119
Fixed assets	**5,020,007**	**5,066,488**	**4,491,987**
Total assets	**14,047,471**	**14,251,786**	**15,880,908**

Source: Financial Statements/ Management
[1] Adjustments were made to some accounts in the audited financial statements for presentation and margin calculation purposes.

Balance Sheet ("BS") - Assets

Analyzing the historical performance of CGT Eletrosul's balance sheet accounts, no significant variations were observed in the period between December 2020 and June 2022.

In December 2021, the Company's total assets showed a positive variation of 1.5% compared to 2020, from BRL 14.0 billion to BRL 14.2 billion. Among the most representative accounts of the Company's balance sheet, it was observed that the contractual assets of the concession increased by 14.1%, while the securities account decreased by 15.5%, which resulted in a growth of 1.45% in the period.

In June 2022, the Company's total assets showed a slightly more significant growth of 4.0%, mainly resulting of (i) the increase of 22.6% of the contractual assets of the concession due to the incorporation of TSBE and the variation of the IPCA in the period, an index that adjusts most of the transmission concession contracts and (ii) the growth of 28.6% of the bonds and securities account. On the other hand, the investment account decreased 18.6% due to the divestment of 100% of the shares held by CGT Eletrosul in Transmissora Sul Litorânea de Energia S.A.

CGT Eletrosul's asset accounts considered in working capital are Accounts receivable from customers and Tax credit. The other accounts were treated as non-operating and were therefore included in the analysis as equity value adjustments and added to the present value of cash flows.

3.2 Historical financial information

CGT Eletrosul Parent Company Balance Sheet (thousands of BRL)[1]	Dec/20	Dec/21	Jun/22
Loans and financing - ST	548,708	276,783	354,039
Suppliers	491,664	308,791	248,458
Income Tax and social contribution	29,307	25,688	32,027
Interest and dividends payable	471,427	69,231	47,431
Regulatory fees - ST	73,418	49,674	34,594
Other current liabilities - ST	116,153	170,568	185,587
Provisions - ST	171,301	169,879	179,766
Current Liabilities	1,901,978	1,070,614	1,081,902
Loans and financing - LT	2,528,531	2,806,974	2,978,763
Regulatory fees - LT	-	-	21,138
Deferred taxes and social contributions - LT	-	-	1,062,856
Provisions - LT	1,248,317	1,622,204	1,600,576
Concessions payable (Use of Public goods) - LT	32,396	44,453	46,723
Other non-current liabilities - LT	497,918	266,087	197,634
Non-current Liabilities	4,307,162	4,739,718	5,907,690
Share capital	6,767,586	6,767,586	6,767,586
Capital reserves	-	-	(103,551)
Accumulated profits / losses	-	-	494,850
Retained earnings	1,070,745	1,328,880	1,432,431
Proposal for the distribution of additional dividends	-	44,988	-
Advances for future capital increase	-	300,000	300,000
Equity	7,838,331	8,441,454	8,891,316
Total liabilities and Equity	14,047,471	14,251,786	15,880,908

Source: Financial Statements/ Management

[1] Adjustments were made to some accounts in the audited financial statements for presentation and margin calculation purposes.

Balance Sheet ("BS") - Liabilities

Analyzing the historical performance of CGT Eletrosul's liabilities and equity, it was noted an 1.5% variation in 2021 compared to 2020 was the result (i) of the 30% increase in provisions for contingencies, (ii) the increase of 24.1% in the retained earnings, considering the net income generated in 2021, causing this account to increase from BRL 1.0 billion in 2020 to BRL 1.3 billion in 2021 and (iii) the reduction of the interest and dividends payable, which decreased from BRL 471 million in 2020 to BRL 69 million in 2021.

In the first semester of 2022, CGT Eletrosul's liabilities increased 4.0% compared to 2021, mainly due to the 8.1% increase in loans and financing and 7.8% of the retained earnings, again due to the positive result of the period.

In relation to the Company's debt, it was observed that it remained stable at BRL 3 billion between 2020 and 2021, increasing by BRL 300 million in the first semester of 2022 as a result of new funding in the period.

Analyzing the debt/equity ratio of the Company, it is possible to observe a reduction in its indebtedness ratio between December 2020 and June 2022, in view of the increase in shareholders' equity (result of the increase in the retained earnings account) greater than the increase in indebtedness in the period. While in 2020 the debt/equity ratio was 39.3%, in June 2022 it decreased to 37.5%.

CGT Eletrosul's liabilities considered in working capital are Suppliers, Wages and charges payable, Taxes and contributions to be collected and Regulatory fees. The other accounts were treated as non-operating and, therefore, were included in the analysis as equity value adjustments and subtracted from the present value of cash flows.

3.3 Projected financial information

The Income Approach, discounted cash flow method, was considered in the valuation of CGT Eletrosul.

The projections were based on files provided by Management and/or the Company.

Description

CGT Eletrosul is a direct subsidiary of Eletrobras, created in 1997, and its main activity was initially thermal power generation in the state of Rio Grande do Sul. In January 2020, after the incorporation of CGT Eletrosul, the corporate purpose included studies, projects, construction, operation and maintenance of power plants, substations, transmission lines and power distribution lines. Currently the Company has 6 wind plants, 3 hydroelectric plants, 3 small hydroelectric plants, 1 thermoelectric plant, and 12 transmission contracts.

General Assumptions

- **Valuation Date:** June 30,2022;
- **Projection Period :** July 1, 2022 to December 31, 2052;
- **Currency:** Reais ("BRL") in nominal terms;
- **Discount rate:** 9.5% in Reais (BRL) in nominal terms, according to the Weighted Average Cost of Capital ("WACC") methodology;
- **Adjustments:** non-operating assets and liabilities, including cash and debts, were not considered in the cash flow projections. When observed, they were treated separately and added/subtracted from the present value of cash flows, impacting the value of CGT Eletrosul.

Projected Financial Information

Below is an overview of the main accounts projected for the discounted cash flow projection.

- **Net revenue - Generation:** projections were considered for the hydroelectric plants of São Domingos, Passo São João, Governador Jayme Canet Júnior, the small hydroelectric plants of João Borges, Barra do Rio Chapéu and Cachoeira Branca, the wind power plants of Cerro Chato I, II and III, Coxilha Seca, Galpões and Capão do Inglês and the thermoelectric plant Candiota III. The revenues were projected with the following outliers: Annual Generation Revenue (AGR), ACR contracts (regulated market), ACL contracts (free market) and energy sales in the SPOT market. The ACR contracts represent 34.1% of the volume traded between 2022 and 2052, totaling 4,162 MW average in this period, at an average price of BRL 274/MWh on the Valuation Date, which is readjusted annually by the Brazilian Broad Inflation Index ("IPCA"). The ACL contracts represent 1% of the total volume traded in the period, totaling 11 MW average until 2052 at an average price on the Valuation Date of BRL 373/MWh, also adjusted annually by IPCA. Between 2022 and 2052, the sale of 8,043 MW average on the SPOT market was considered at an average price of BRL 169/MWh on the Valuation Date and annually adjusted by IPCA. The energy amounts described above change among the sales segments (ACR, ACL and SPOT) and years according to the existing contracts on the Valuation Date and the Company's commercialization strategy. The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023 and stabilizing at 90% from 2024 to the end of the projection, according to the average estimate of the market, implying the need to purchase energy in some projects and surplus energy in others.
- **Net revenue - Transmission:** transmission revenue is given by the Annual Allowed Revenue ("RAP" in the Portuguese acronym) of the 12 contracts held by CGT Eletrosul. RAP is approved by the Brazilian Electricity Regulatory Agency (ANEEL) and disclosed annually (normally in the month of June) in the Periodic Tariff Review. The RAP values for future cycles were considered, including the reinforcement values as long as they were approved by ANEEL on the Valuation Date, adjusted by IPCA.
- **Deductions:** on the gross revenue of generation and transmission there is the incidence of PIS and COFINS, projected according to rates applicable to the Actual Profit tax regime. Other deductions on net revenue are: RGR (Global Reduction Reserve), TFSEE (Electric Power Services Inspection Fee), CFURH (Financial Compensation for The Use of Water Resources) and R&D.

3.3 Projected financial information

Projected Financial Information (cont.)

- **Costs and expenses:** the main operating costs and expenses are composed of usage and connection charges, insurance, O&M, personnel, materials, third-party services and others. The costs and expenses assumptions were provided by the Management and are adjusted annually by IPCA.
- **EBITDA Margin:** based on the assumptions for revenue, costs, and expenses, the projected average annual EBITDA margin was 72.0%.
- **Depreciation:** a fixed depreciation rate of 3.86% per year was considered, according to historical values available in the Company's financial statements.
- **Amortization:** a fixed amortization rate of 3.33% per year was considered, according to historical values available in the Company's financial statements.
- **Capex:** the corporate investments projections provided by the Management were considered, except those related to expansions and new implantations.
- **Income Taxes:** the projection of income taxes was based on the tax Actual Profit method, in which CGT Eletrosul is classified. Income taxes were projected in accordance with the Brazilian tax legislation in effect, observing an income tax rate of 34%. The projection considers the use of the balance tax losses existing on the Valuation Date, represented by deferred income tax accounted for in the amount of BRL 1.5 billion. The offset of losses is limited to 30% of the profit of the period, according to Brazilian tax legislation.
- **Working Capital:** the estimated working capital was based on CGT Eletrosul's historical financial statements. The balance sheet accounts were analyzed and classified as operating or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating revenues, costs and expenses, as applicable, from the average working capital days calculated for the last 3 historical periods.

For details of CGT Eletrosul's DCF, refer to Exhibit 1.

Main operational assumptions	CGT Eletrosul
Concession Period (years)	30
Concession end date*	Dec/52
Installed Capacity (MW)	826
Physical Guarantee (MWavg)	511
Sold volume in the Regulated Market ACR (MWavg)	4,162
Sold volume in the Free Market ACL (MWavg)	11
Sold/Bought SPOT volume (MWavg)	8,043
Average selling price at the Regulated Market ACR (BRL/MWh)	273.6
Average selling price at the Free Market ACL (BRL/MWh)	372.6
Selling price in the SPOT (BRL/MWh)	169.0
SUDAM/SUDENE tax benefit	N/A

*For generation and transmission revenues the term of each contract was considered, reducing throughout the projection

3.4 Discount Rate

Below are the parameters considered in the estimation of the discount rate. For details on the discount rate methodology, consult the Appendix.


Cost of Equity (Ke)
Risk-free rate (RF USA) 2.8%[1]
Inflation differential 1.2%[2]
Market risk premium 6.0%[3]
Unleverage Beta 0.4[4]
Country risk premium 3.2%[5]
Cost of equity 10.6%
66.0%
WACC 9.5%
Cost of Debt (Kd)
Cost of debt 11.1%[6]
Cost of debt after tax 7.4%
34.0%

Notes:

[1] Source: Federal Reserve (6-month historical average of 20-year T-bonds)

[2] Difference between projected long-term inflation in the US (source: Federal Reserve) and Brazil (source: BACEN)

[3] Source: EY LLP - Market risk premium is based on historical risk premium and expectations of future risk premium

[4] Based on the average of selected comparable companies Source: Capital IQ

[5] Source: JP Morgan EMBI + (6-month historical average)

[6] Referring to the weighted average of all the Company's funding on the Valuation Date

Further information is available in Appendix II: Discount Rate

3.5 Non-operating adjustments

Adjustments of non-operating items

Non-operating assets/liabilities, debt and cash & equivalents were not part of the cash flow projections, therefore were included in the analysis as equity value adjustments and added/subtracted from the present value of cash flows.

The assets and liabilities detailed, were classified as non-operating ("NOP") either because they are not recurring or because they are not directly linked to CGT Eletrosul's operating activities.

Non operating assets (BRL thousands)	
Inventory	99,200
Bonds and securites - ST	1,398,584
Other current assets	121,197
Deferred asset - LT	899,307
Judicial deposits	217,967
Other non-current assets - LT	74,585
Total	**2,810,840**

Non operating liabilities (BRL thousands)	
Dividends and interest on equity capital	47,431
Other current liabilities - ST	185,587
Allowances for contingencies - ST	179,766
Regulatory fees - LT	21,138
Allowances for contingencies - LT	1,600,576
Concessions payable (use of public goods) - LT	46,723
Other non-current liabilities	197,634
Total	**2,278,855**
Net non-operating assets and liabilities	**531,985**

Source: EY / Management

3.6 Estimated Value

Composition of Value | Parent Company (BRL million)


9.720
532
(3,333)
6.919
Enterprise Value | Parent Company
Non-operating assets (liabilities)
Net Cash (Net Debt)
Equity Value | CGT Eletrosul - Parent Company

Source: EY / Management

Composition of Value | Parent Company (BRL million)	
Enterprise Value | Parent Company	9,720
Non-operating assets (liabilities)	532
Net Cash (Net Debt)	(3,333)
Equity Value | CGT Eletrosul - Parent Company[1]	**6,919**
Implicit Multiple	
EV/EBITDA	6.0x
EV/ROL	3.3x

[1] does not include the value of investments in subsidiaries and affiliates

Exhibits 4 and 5 presents details about the selected comparable companies and their respective multiples.

4 Valuation of Invested Companies

Overview of Invested Companies

The table below lists the Invested Companies. The sections from 4.1 and 4.2 detail the valuation analysis of the Invested Companies.

Companies	% Participation	Fair Value of Capital (R$ milhões)	Main Evaluation Methodology adopted	Segment
Energia Sustentável do Brasil S.A. (UHE Jirau)	20,00%	1.495	DCF	Generation
Teles Pires Participações S.A.	24,72%	384	DCF	Generation
Livramento Holding S.A.	78.00%	4	Transaction Value	Generation

Energia Sustentável do Brasil S.A. (UHE Jirau)

Through a 35-year concession contract signed in August of 2008, Energia Sustentável do Brasil S.A. (UHE Jirau) was established with the purpose of exploring and commercializing the hydraulic energy potential of the Jirau Hydroelectric Power Plant, in the municipality of Porto Velho, capital of the state of Rondônia.

Teles Pires Participações S.A.

The purpose of Teles Pires Participações S.A. is to participate, studying, planning, investing and operating, directly or indirectly, at the implementation of the project of Teles Pires hydropower plant, located between the states of Pará and Mato Grosso, with an installed capacity of 1,820 average MW.

Livramento Holding S.A.

Founded in 2011 from the association of Eletrosul and Brasil Energia Renovável - Fundo de Investimento em Participações S.A. Livramento Holding S.A. is a company for the implementation of the Livramento Wind Complex, that consists of 5 (five) wind power plants in the municipality of Santana do Livramento, Rio Grande do Sul. On April 8, 2021, the Board of Directors approved the adhesion of CGT Eletrosul to the Decree nº. 9.188/2017 for the divestment of its 78% share in Livramento Holding S.A. Furthermore, the Board of Directors of the CGT Eletrosul approved the sale, resulting from the binding offer made by the company Arthur Moura Engenharia for the acquisition of the entirety of CGT Eletrosul's share, equal to 78% of the equity share, in Livramento Holding S.A. The purchase and sale agreement (PSA) was signed on March 18, 2022 and the value of the proposal received was BRL 3,709 thousand.

Source: Management/EY



4.1 Valuation of Invested Companies - DCF method | Generation

Projected financial information

Generation

The projections were based on files provided by Management and/or by the Company.

General Assumptions

- Valuation date: June 30, 2022;
- Projection period: were projected according to the respective terms of the concession contracts of the Invested Companies;
- Currency: Reais ("BRL") in nominal terms;
- Discount Rate: Calculated in Brazilian Reais (BRL) in nominal terms, according to the Weighted Average Cost of Capital ("WACC") methodology. Refer to page 32 for details; and
- Adjustments: Non-operating assets and liabilities, including net cash and debt, were not considered in the cash flow projections. When observed, they were treated separately and added/subtracted from the present value of cash flows, impacting the value of the companies;

Projected Financial Information

- **Net revenue:** Revenues were projected according to the volume and price of the ACR and ACL contracts signed by the Invested Companies. Revenue is derived from the supply of energy, for which a tariff is charged that can be established by contract regulated by the CCEE and resulting from public auctions or agreements between the parties, as well as the sale in the short-term market. The revenue is projected considering the assured energy in the concession contracts and the energy generated by the plant.

  The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 to the end of the projection, according to an average market estimate. Additionally, it was considered the sale of the totality of the uncontracted energy in the SPOT market at a rate of BRL 169/MWh. It should be noted that some Invested Companies have hydrological risk renegotiation insurance, which were considered in the projection during its term.
- **Costs:** The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, UBP, O&M, personnel, materials, third-party services and others.

  The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. The TFSEE was calculated considering the BETU of BRL 854.1/kW and a rate of 0.4%, applicable over the installed capacity. The CFURH calculation considered a TAR of BRL 83.8/kW and a rate of 7%, applicable over the assured energy net of losses. Finally, the TUST was calculated based on the tariffs applicable to each of the Invested Companies.

  The valuation considered the purchase of energy in the SPOT market at a rate of BRL 169/MWh to face any projected energy deficits.

  The other costs and expenses were projected in line with the company's history and adjusted annually by the IPCA.
- **Depreciation:** The depreciation expenses related to the existing assets on the Valuation date and to new investments were projected linearly at a rate of 3.0% to 4.0% per year, depending on the company. It is important to note that the residual amount related to the assets that were not fully depreciated during the concession was considered at the end of the projection, impacting the cash flow in the last projection period of each Invested Company.
- **Capex:** The new investments were projected with the objective of maintaining the operational and maintenance level of existing assets and were estimated according to Management's expectations.
- **Income Taxes:** The projection of income taxes was based on the Actual Profits method. The valuation considers the use of tax losses as of the Valuation date. Additionally, the tax benefits of SUDAM/SUDENE were considered, which allow a 75% reduction of the Income tax rate.
- **Working capital:** The working capital required for operations was projected by observing the historical trends of the operational accounts of each one of the Invested Companies.

For details of the DCF valuation of the Invested Companies in the generation segment, refer to Exhibits 2 to 3.

The details of the operational assumptions are presented below.

Main operational assumptions

Generation

The following table presents the main operating assumptions used in the valuation of Invested Companies of the generation segment evaluated by the DCF method. For details of the projected financial information of these companies, refer to Exhibits 2 and 3.

Evaluated Companies/ Main operational assumptions	Energia Sustentável do Brasil S.A. (UHE Jirau)	Companhia Hidrelétrica Teles Pires (CHTP), wholly owned subsidiary of Teles Pires Participações S.A. (TPP)
Concession periods (years)	37	36
Concession term	09/2045	01/2047
Remaining Concession period (years)	23 years and 3 months	24 years and 7 months
End Date of Regulated Contracts	2043	2047
Installed Capacity (MW)	3,750	1,807
Physical guarantee (MW)	2,212	939
Sold volume in the regulated market (MW) [1]	1,565	576
Sold volume in the free market (MW) [1]	552	307
Average selling price (BRL/MWh) [1]	177.0	125.7
GSF Insurance	S92 and S90	S92
SUDAM Benefit	2033	2026

[1]As of 30/06/2022.

Source: Management/EY

Discount rate

Generation

The following table shows the breakdown of the discount rate used to discount the projected cash flows of each of the evaluated companies. For details of comparable companies used in the calculation of the discount rate for the Invested Companies in the generation segment evaluated by DCF, refer to Exhibit 5.

Parameters	Energia Sustentável do Brasil S.A. (UHE Jirau)	Companhia Hidrelétrica Teles Pires (CHTP), wholly owned subsidiary of Teles Pires Participações S.A. (TPP)
Unlevered Beta	0.54	0.54
Cost of debt/ Cost of Equity	62.7%	62.7%
Income tax rate[1]	24.6%	30.4%
Relevered Beta	0.80	0.78
Market risk premium	6.0%	6.0%
Risk-free rate	2.8%	2.8%
Country risk	3.2%	3.2%
Inflation diferencial	1.2%	1.2%
Nominal CAPM	12.1%	12.0%
Cost of debt after Tax	7.0%	6.1%
Cost of debt (D)	38.5%	38.5%
Cost of equity (E)	61.5%	61.5%
Discount rate (WACC)	10.2%	9.7%

[1]Average rate considered throughout the projection.

Source: Management/EY

Non-operational assets and liabilities

Generation

Non-operating assets/liabilities, debt and cash & equivalents were not part of the cash flow projections, so they were included in the analysis as value adjustments and added/subtracted from the present value of cash flows.

The assets and liabilities detailed below have been classified as non-operating ("NOP") either because they are not recurring or because they are not directly linked to the operating activities of the evaluated companies.

For details of the value adjustments included in the fair value calculation of the Invested Companies in the generation segment, evaluated by DCF, refer to Exhibits 2 and 3.

Adjustment components (BRL millions)	Energia Sustentável do Brasil S.A. (UHE Jirau)	Companhia Hidrelétrica Teles Pires (CHTP), wholly owned subsidiary of Teles Pires Participações S.A. (TPP)
(+) ANOPs*	(370)	175
(-) PNOPs*	(629)	(133)
Assets (Liabilities) NOPs, net	(1,000)	42
(+) Cash & equivalents**	633	225
(-) Total debt	(10,699)	(2,894)
Net Cash / (Net Debt)	(10,066)	(2,669)

*ANOPs and PNOPs are abbreviations referring respectively to non-operating assets and non-operating liabilities. It is worth mentioning that the "Deferred Taxes" account was split into "Deferred Taxes - Tax Loss/Negative Base" and "Deferred Taxes - Temporary Differences", so that the first was treated as operational in the projections, while the second, as NOP. In the case of UHE Jirau, this treatment resulted in a negative balance of Deferred Taxes arising from temporary differences, since the Tax Losses/Negative Base balance was greater than the totality of the Deferred Taxes account, as the balance sheet presents the net deferred tax assets and liabilities.

** Only the cash balance was deducted from the gross debt in order to obtain the net debt. The balance of "Bonds and securities", "Financial investments" and the like was considered non-operating assets.

Source: Management/EY

Estimated value

Generation

The table below presents the composition of the estimated fair value for each of the companies evaluated by the DCF method, from the generation segment.

Value Composition (BRL millions)	Energia Sustentável do Brasil S.A. (UHE Jirau)	Companhia Hidrelétrica Teles Pires (CHTP), wholly owned subsidiary of Teles Pires Participações S.A. (TPP)
Enterprise Value	18,543	4,180
Net cash (net debt)	(10,066)	(2,669)
NOPs, net	(1,000)	42
Equity Value	**7,477**	**1,553**
% CGT Eletrosul's share	20.00%	24.72%
Fair Value of the Invested Company for CGT Eletrosul	**1,495**	**384**

[1] Represents the equity fair value of CHTP, a wholly owned subsidiary of TPP, calculated using the discounted cash flow method and adjusted for TPP's interest in CHTP, plus the value of non-operating assets and liabilities of TPP.

Source: Management/EY



4.2 Valuation of Invested Companies - GPC method | Generation

Valuation by GPCs multiples

Generation

Valuation multiples were calculated based on operating data from the guideline public companies ("GPCs"). The multiples derived from GPCs provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a minority stake in a given company. These multiples were applied to the operating data of the companies valued to arrive at an indication of enterprise value.

A search of GPCs using S&P Capital IQ was carried out using the following criteria:

1. Only publicly traded companies;
2. Industry: Energy. Sub-sector: Generation[1].
3. Country: Brazil.

Note:

1. For the Invested Companies, the sub-sector (focus of operation) was taken into consideration, being segregated between: Generation, Transmission or Distribution. In cases where the operations of a particular company included one or more subsectors, an analysis of the representativeness of Net Revenue and/or EBITDA by subsector was performed, based on information available on the Valuation Date.

Valuation under the GPC multiples

In applying the methodology, valuation multiples were derived based on financial statements of the GPCs.

In order to eliminate the effects of different capital structures among the GPCs, the valuation multiples were derived on an unleveraged basis. Thus, the multiples were derived based on an enterprise value ("EV") basis:

- EV / Net Revenue ("NR") LTM;
- EV / NR LFY;
- EV / EBITDA LTM;
- EV / EBITDA LFY.

The multiples refer to the last fiscal year ("LFY") and to the last twelve months immediately before the Valuation Date ("LTM").

Operating and financial comparison

After identifying reasonably similar publicly traded companies and calculating appropriate valuation multiples, it was necessary to analyze the operating and financial performance of the Invested Companies relative to the selected GPCs. In the valuation and comparison of the Invested Companies relative to the selected GPCs the following factors were considered:

- Profitability - The EBITDA margins of the companies were ranked along the range of the profitability indications observed for the GPCs in each respective period (LTM and LFY).
- Growth - The annual growth rates of Net Revenue ("NR") and EBITDA of the Invested Companies were ranked along the range of the indications of the respective growth rates observed for the GPCs in each respective period (LTM and LFY).

Estimated Value

The selected multiples were applied to the corresponding financial data of the Invested Companies, which resulted in a series of indications of enterprise values.

Adjustments were made in EBITDA to exclude non-recurring results and/or non-cash items.

The values derived from each of the selected multiples were weighted, according to the relevance of the financial metric analyzed (Net Revenue LTM, Net Revenue LFY, EBITDA LTM and EBITDA LFY).

The weighted enterprise value was adjusted for cash and equivalent, interest-bearing debt, non-operating assets and non-operating liabilities, resulting in a fair value indication for each of the Invested Companies as of the Valuation Date.

Refer to exhibit 4 for detailed calculations.

Multiples of the GPCs

Generation

The following table presents the multiples of the selected GPCs in the generation sub-sector. For details on the financial information of the GPCs, please refer to Exhibit 5.

Multiples of GPCs | Generation

Companies	EV/ EBITDA LTM	EV/ NR LTM	EV/ EBITDA LFY	EV/ NR LFY
Alupar Investimento S.A.	5.0 x	4.0 x	4.1 x	3.0 x
CPFL Energia S.A.	5.9 x	1.5 x	5.5 x	1.3 x
Engie Brasil Energia S.A.	6.9 x	4.1 x	6.4 x	3.5 x
Centrais Elétricas Brasileiras S.A. - Eletrobrás	4.7 x	3.4 x	3.6 x	2.4 x
Empresa Metropolitana de Águas e Energia S.A.	15.4 x	1.7 x	12.0 x	5.1 x
Rio Paranapanema Energia S.A.	6.7 x	2.4 x	3.3 x	3.3 x
Neoenergia S.A.	4.8 x	1.2 x	5.2 x	1.2 x
Minimum	4.7 x	1.2 x	3.3 x	1.2 x
1o Quartile	4.9 x	1.6 x	3.8 x	1.8 x
Average	7.1 x	2.6 x	5.7 x	2.8 x
3o Quartile	6.8 x	3.7 x	6.0 x	3.4 x
Maximum	15.4 x	4.1 x	12.0 x	5.1 x
Median	5.9 x	2.4 x	5.2 x	3.0 x

Source: Capital IQ

Selected multiples

Generation

The following table presents the selected multiples and weightings for each of the respective Invested Companies. For details on the calculation of multiples for the Invested Companies of the generation sub-sector, refer to Exhibits 4.

Selected market multiples and weighting

Companies	EV/ EBITDA LTM	Weight (%)	EV/ NR LTM	Weight (%)	EV/ EBITDA LFY	Weight (%)	EV/ NR LFY	Weight (%)
Energia Sustentável do Brasil S.A. (UHE Jirau)	15.4x	100%	4.1x	0%	12.0x	0%	5.1x	0%
Teles Pires Participações S.A.	15.4x	30%	4.1x	20%	12.0x	30%	5.1x	20%

Selected multiples

Generation

Specific comments regarding the valuation under the GPC Method

Weighting between selected multiples

In general, the weighting among the selected multiples followed the criteria described below:

- **EV/EBITDA LTM:** A weighting of 30% was assumed.
- **EV/EBITDA LFY:** A weighting of 30% was assigned.
- **EV/NR LTM:** A weighting of 20% was assigned.
- **EV/NR LFY:** A weighting of 20% was assigned.

Exceptions to multiple weighting criteria are following described:

- **Energia Sustentável do Brasil S.A. (UHE Jirau):** In order to capture the growth in EBITDA and in EBITDA margin in the LTM a weighting of 100% was assigned to the EV/EBITDA LTM multiple.

Value conclusion

Generation

The following table presents the estimated fair value for each of the Invested Companies on the generation subsector. As detailed below, certain assets and liabilities were categorized as non-operating ("NOPs") either because they are non-recurring or because they are not directly related to the operating activities of the Invested Companies.

Invested Company (in BRL millions)	Enterprise Value[1]	Cash (+)	Debt (-)	Assets NOPs (+)	Liabilities NOPs (-)	Equity Value (=)	Share (%)[2]	Fair value for CGT Eletrosul
Energia Sustentável do Brasil S.A. (UHE Jirau)	17,078	633	(10,699)	(370)	(629)	6,012	20.00%	1,202
Teles Pires Participações S.A.	4,039	225	(2,894)	175	(133)	1,412	24.72%	349

Notes:
(1) For details on the calculation of multiples of the Invested Companies on the generation segment, refer to Exhibit 4.
(2) As provided by Management.

Source: EY/Management



5

Value conclusion

5.1 Value conclusion

As presented in the methodology section, we selected the DCF methodology for the value conclusion of CGT Eletrosul Parent Company and its privately held Invested Companies which the book value of the investment on the Valuation Date was equal to or higher than BRL 278 million. The GPC methodology was used for all companies within the scope of valuation. However, for the companies valued under the DFC method, Market Cap, or Transaction Value, the GPC methodology was used as a reasonableness analysis for the estimated values and not for the value conclusion.

Accordingly, based on the stated parameters and assumptions, our fair value recommendation for the total shareholders' equity of the Company is following presented:

Summary of values (in millions of BRL)	
Enterprise Value | CGT Eletrosul - Parent Company	9,720
Non-operational assets (liabilities)	532
Net Cash (Net Debt)	(3,333)
Equity Value | CGT Eletrosul - Parent Company	6,919
Equity Value of Invested Companies	1,883
Equity Value | Consolidated	**8,802**

Value per share	Amount (thousand)	Unit Value
Common	482,568,907	BRL 0.018

Invested Companies	% Share	Fair Value
Energia Sustentável do Brasil S.A. (UHE Jirau)	20.00%	1,495
Teles Pires Participações S.A. (TPP)	24.72%	384
Livramento Holding	78.00%	4
Total		**1,883**

Fonte: EY / Management

The Company's fair value, consolidated, represents the fair value of CGT Eletrosul Parent Company plus the fair value of its Invested Companies, as described throughout this Report.

This estimate of value does not consider possible contingencies, insufficiencies or supervening assets or liabilities that are not recorded in the Company's equity position, as provided by Management. Because of this, the results presented do not consider their effect, if any.

Conclusion

Based on the information analyzed, the assumptions, and the limitations described in this Report, our valuation resulted in a fair value estimate of BRL 8,802 million for 100% of CGT Eletrosul' shareholders' equity as of 30 June 2022.



Governing items

6.1 Statement of limiting conditions

Our analysis is based on information provided by Management. According to Professional practices, the analysis is derived from the application of the Income Approach using the DCF method, Market Capitalization, or GPCM, when appropriate.

In order to achieve our objective of the valuation, we applied procedures based on economic and market facts prevailing on June 30, 2022. The values presented in this Report are a result of the analysis of historical financial data, as well as Management's estimates and analysis of future events;

The considerations herein were analyzed by the EY professionals and prepared based on data and facts provided by Management, in addition to external sources, as indicated;

None of the EY partners or professionals who have been part of the team responsible for this engagement holds a financial interest in the Company and/or Invested Companies, thus confirming their independence. The fees estimated for carrying out this work are not based on nor are related to the values herein reported;

This study was performed based on information provided by Management, which was assumed as being true since it is not part of the scope of this work to conduct any type of audit procedure. Because no audit procedures were performed, EY cannot assume any liability with respect to historical and prospective information used in this Report;

The projections are based on information reported in the financial statements, provided by Management, as well as on the information acquired during meetings, and on the discussions held with Management;

It was part of our work to obtain information with CGT Eletrosul and Eletrobras, which deem reliable, and Management has the exclusive responsibility for its accuracy;

No investigation was made on securities owned by the Company, nor any kind of investigation was performed on the existence of liens or encumbrances performed;

EY is not responsible for updating this report to reflect events and circumstances that could occur after the Valuation Date;

Our scope of work does not include any audit, due diligence and/or tax advisory process and, therefore, we do not consider in this assessment any contingencies that are not recorded in the Company's financial statements as of the Valuation Date;

No control premium was assumed in the valuation. Therefore, it was assumed that the estimated fair value of CGT Eletrosul represents 100% of its equity;

We have not had the opportunity to expose the business or assets of the Company, individually or jointly, to the market. As a result, we could not conclude whether there are potential buyers willing to pay an amount that exceeds the values estimated in this Report;

This Report estimates/expectations, as well as the conclusions presented are for the exclusive use of Management and shareholders of CGT Eletrosul and Eletrobras, in the context of the resolution of the Operation of Merger of Shares. Therefore, this document must not be distributed to any other parties, except if required by local and tax authorities, auditors and their lawyers, or under the following conditions:

- EY should be notified about any distribution of this Report, which, in turn, should be previously approved;
- The recipients of this Report must commit, in writing, to do not distribute this Report to any other parties;
- This Report must not be distributed in parts;
- Any user of this Report must be aware of the conditions that guided this work, as well as market and economic conditions in Brazil; and
- If necessary, EY may answer questions regarding this Report, at the expense of Management, only if previously agreed with the receivers the scope of such questions and answers.

6.1 Statement of limiting conditions

This Report was prepared for the purpose described in our contract and must not be used for any other purpose. EY assumes no responsibility for any third party, nor in the case of the Report is used for any other purposes that were not part of the scope of this work;

Certain financial data used in our valuation were derived from audited and/or unaudited financial statements and are the responsibility of Management. The financial statements may include disclosures required by generally accepted accounting principles. We have not independently verified the accuracy or completeness of this data provided and do not express an opinion or offer any form of assurance regarding its accuracy or completeness;

We assume no responsibility for any transaction, financial and tax reporting decisions, which are under Management responsibility. It is our understanding that Management takes responsibility for any financial statement and tax reporting matters with respect to the assets covered in our analysis, and for the ultimate use of our Report;

Our assessment is done based on elements that are reasonably expected, therefore, does not consider possible extraordinary and unforeseeable events (new regulation for the Company, changes in tax laws, natural disasters, political and social events, nationalizations etc.);

Our valuation was based on the best available information and estimates. However, as any other prospective information, it involves risk and uncertainties, and actual results may differ when compared to the prospective information used in this report;

The factors that may result in differences between the projected cash flows and actual results include changes in the external environment, changes in the Company's internal operating environment and differences in modeling. The DCF method does not anticipate changes in the external and internal environments in which the Company operates, except those noted in this Report.

7

Appendices

7.1 Valuation methodologies

In the valuation of the equity or enterprise value of a company, three different approaches may be employed to estimate the Fair Value of the interests: the Income Approach, the Market Approach and the Cost Approach. While each of these approaches is initially considered in the valuation, the nature and characteristics of the Company will indicate which approach, or approaches, are most applicable.

Income Approach

The Income Approach focuses on the income-producing capability of the subject business. One methodology in the Income Approach is the Discounted Cash Flow Method, which focuses on the expected cash flow of the subject company. In applying this approach, the cash flow available for distribution is calculated for a finite period of years.

Cash flow available for distribution is defined, for purposes of this analysis, as the amount of cash that could be distributed without impairing the future profitability or operations of the company. The cash flow available for distribution and the terminal value (the value of the subject company at the end of the estimation period) are then discounted to present value to derive an indication of value of the business enterprise for each company. For purposes of this analysis, cash flows to all investors are estimated, therefore interest-bearing debt and interest expense have not been considered in the derivation of projected annual cash flows.

Market Approach

The Market Approach is typically composed of the Guideline Public Company Method (GPCM) and the Guideline Transactions Method (GTM). The GPCM focuses on comparing the subject company to select reasonably similar (or guideline) publicly traded companies. Under this method, valuation multiples are:

- Derived from the operating data of selected guideline public companies
- Evaluated and adjusted based on the strengths and weaknesses of the subject company relative to the selected guideline public companies
- Applied to the operating data of the company in question to arrive at an indication of value;

In the GTM, consideration is given to prices paid in recent transactions that have occurred in the subject company's industry or in related industries.

Cost Approach

The Adjusted Net Assets Method represents one methodology employed in the Cost Approach to value a company. In this method, a valuation analysis is performed for a company's identified fixed, financial and other assets. The derived aggregate value of these assets is then "netted" against the estimated value of all existing and potential liabilities, resulting in an indication of the value of the shareholders' equity. An ongoing business enterprise is typically worth more than the Fair Value of its underlying assets due to several factors:

- The assets valued independently may not reflect economic value related to the prospective cash flows they could generate.
- This approach may not fully reflect the synergy of the assets but rather their independent values.
- Intangible assets inherent in the business, such as reputation, superior management, proprietary procedures or systems, or superior growth opportunities are difficult to measure independent of the cash flow they generate.

7.2 Discount rate derivation

Calculation for WACC

$$WACC = W_E * K_E + W_D * K_D$$

Where:

- = Value of equity/value of total capital
- = Cost of equity
- = Value of interest-bearing debt/value of total capital
- = After-tax cost of interest-bearing debt

Calculation for cost of equity

$$K_E = RF + \beta * ERP$$

Where:

- = Risk-free rate of return
- = Systematic risk of the equity
- = Market equity risk premium

The weighted average cost of capital (WACC) measures a company's cost of debt and equity financing weighted by the percentage of debt and percentage of equity in a company's target capital structure.

The magnitude of the discount rate is related to the perceived risk of the investment. The concept of risk involves an investment situation that lies between complete certainty of monetary return (no risk) and complete uncertainty of monetary return (infinite risk). When an investor contemplates two investments, each having the same expected monetary return, an investor would prefer the investment bearing the lesser risk. Therefore, the higher the risk, the higher the expected return.

Cost of equity

To estimate the cost of equity, the Capital Asset Pricing Model (CAPM) was used. The CAPM (unadjusted) postulates that the cost of equity is equal to the return on risk-free securities plus an individual risk premium. The risk premium is the company's systematic risk (beta) multiplied by the market price of risk (market equity risk premium).

Risk-free rate

The premium offered by the 20-year US Treasury bond was used as an approximate return on a risk-free rate. The rates on longer bonds are generally considered to be a result closer to a risk-free rate, and although 30-year bonds exist, the rates on 20-year bonds do not reflect the additional demand for such longer bonds, which are the longest possible security term.

Beta

Beta was selected based on the analysis of betas of stocks of similar publicly traded companies. A beta coefficient of 1.0 implies that the company's return varies with the overall market. The betas of comparable companies were extracted from S&P Capital IQ. Our Company's unlevered beta is equivalent to the average beta of comparable companies.

Market equity risk premium

EY used a market risk premium of 6.0% in our return on equity estimate. This premium is estimated according to the return a long-term investor requires against other risk-free returns on a diversified portfolio of stocks of U.S. traded companies. Our premium considers historical realized returns for both the short term and long term estimates, recently published academic studies, and reflects the increased market volatility and uncertainties created by the coronavirus pandemic.

7.3 Macroeconomic analysis

Annual GDP (%)


4,6%
1,1%
1,5%
0,5%
1,7%
1,8%
1,9%
-4,3%
2019 2020 2021 2022 2023 2024 2025 2026

Annual inflation (%)


23,1%
17,4%
12,1%
7,3%
10,0%
4,9%
4,2%
4,0%
3,9%
4,4%
4,5%
8,1%
5,0%
3,4%
3,3%
3,3%
2019 2020 2021 2022 2023 2024 2025 2026
IPCA
IGP-M

Annual Selic (%)


13,8%
10,5%
7,8%
7,5%
7,5%
5,9%
9,3%
2,8%
2019 2020 2021 2022 2023 2024 2025 2026

Source: IBGE and Banco Central do Brasil

Macroeconomic Analysis

When performing a valuation of a business or its assets, it is important to understand the main economic trends of the country in which it operates. Considering that the Company is inserted in the Brazilian market, the main macroeconomic information is presented below. The analysis below refers to the Valuation Date of this work, according to information released by the Central Bank of Brazil (BACEN), Focus Bulletin, Getúlio Vargas Foundation (FGV), Oxford Economics and JP Morgan.

Economic activity

The Gross Domestic Product (GDP), ended 2021 at 4.6%. According to Bacen's expectations, until June 30, 2022 an average growth of 1.5% of the GDP is expected in 2022 and 0.5% in 2023.

Inflation

The official inflation index, IPCA (Brazilian Broad Consumer Price Index), was 10.0% in 2021. According to the market expectations presented by Bacen until June 30, 2022, the variation of the IPCA inflation index should reach 8.1% in 2022 and 5.0% in 2023. The General Market Price Index (IGP-M), calculated by FGV, closed 2021 at 17.4%. The expectations of the analysts of the Focus Bulletin is that this index will be 12.1% in 2022 and 4.9% in 2023. The increase in inflation has a direct impact on the electricity tariff, which is readjusted annually based on the variation of the IPCA registered in the period.

Monetary policy

Considering the base scenario, the balance of risks and the wide range of information available, the Monetary Policy Committee (Copom) unanimously decided to raise the basic interest rate to 13.25% p.a., in a meeting held on June 15, 2022. The Committee understands that this decision reflects its basic scenario and balance of risks of greater than usual variance for prospective inflation and is compatible with the convergence of inflation to the target in the relevant horizon, which includes calendar years 2022 and 2023.

The exchange rate closed the month of March 2022 at 5.24 BRL/USD. Market expectations point to average rates of 5.09 BRL/USD for 2022 and 5.10 BRL/USD for 2023.

Country-Risk

The index explains the difference in the daily performance of US and emerging country debt securities, and is an indicator of the financial health of the country in question. The index ended the month of March 2022 at 294 basis points, indicating a difference of 2.94 p.p. between the performance of Brazilian securities and that of American securities. The average of the last 6 months was 3.34 p.p. Source: Embi+, calculated by JP Morgan.

7.4 Comparable companies

Generation

Companies	Description
CPFL Energia S.A.	CPFL Energia S.A., through its subsidiaries, generates, transmits, distributes and sells electricity to residential, industrial and commercial customers in Brazil. The company generates electricity through wind, biomass, solar and hydroelectric plants. As of December 31, 2021, the company distributed electricity to approximately 10.2 million customers, had 336,053 kilometers of distribution lines that included 498,155 distribution transformers and 565 high to medium voltage transformer substations with a total transformer capacity of 19,178 MVA. It also has an installed capacity of 4,385 megawatts. The company was founded in 1998 and is headquartered in Campinas, Brazil. CPFL Energia S.A. is a subsidiary of State Grid Brazil Power Participações S.A.
Companhia Paranaense de Energia - COPEL	Companhia Paranaense de Energia - COPEL is involved in the generation, transformation, distribution, and marketing of energy to industrial, residential, commercial, and rural customers, among others, mainly in the State of Paraná, Brazil. COPEL is also involved in the distribution of piped natural gas. As of December 31, 2021, the company operated 20 hydroelectric plants, 30 wind plants and 1 thermoelectric plant with a total installed capacity of 5,957 megawatts and owned and operated 3,638 km of transmission lines and 204,957 km of distribution lines. It has concessions for electricity distribution in 394 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. Companhia Paranaense de Energia - COPEL was founded in 1954 and is headquartered in Curitiba, Brazil.
Engie Brasil Energia S.A.	Engie Brasil Energia S.A., together with its subsidiaries, generates and sells electricity in Brazil. The company operates 68 plants, including 11 hydroelectric plants, 4 thermoelectric plants, 49 wind plants, 3 biomass plants, 2 solar photovoltaic plants, 1 conventional thermoelectric plant, and 2 small hydroelectric plants in 21 states in Brazil. As of December 31, 2021, it had an installed capacity of 8,218.7 megawatts. The company also transports natural gas through 4,500 km of pipelines in the Southeast, Northeast, and North regions of Brazil. In addition, it is active in the manufacture, wholesale, retail, operation, and maintenance of solar panels. The company was formerly known as Tractebel Energia S.A. and changed its name to Engie Brasil Energia S.A. in July 2016. The company was incorporated in 2005 and is headquartered in Florianópolis, Brazil. Engie Brasil Energia S.A. operates as a subsidiary of ENGIE Brasil Participações Ltda.
AES Brasil Energia S.A.	AES Brasil Energia S.A., together with its subsidiaries, operates in the renewable energy generation business in Brazil. It generates electricity through hydroelectric, wind and solar sources. Its portfolio of assets has a total installed capacity of 4.5 GW, including 2,658.4 megawatts of hydroelectric power, 1,532.8 megawatts of wind power, and 295.1 megawatts of solar power. The company is headquartered in São Paulo, Brazil.
Centrais Elétricas Brasileiras S.A. - Eletrobras	Centrais Elétricas Brasileiras S.A. - Eletrobras, through its subsidiaries, operates in the generation, transmission and distribution of electricity in Brazil. The company generates electricity through hydroelectric, thermal, nuclear, wind and solar power plants. As of December 31, 2021, it owned and operated 32 hydroelectric power plants with a total installed capacity of 46,295.75 megawatts, 9 thermal power plants, including coal, oil and gas-fired power generation units, with a total installed capacity of 1,505 megawatts, and 2 nuclear power plants comprised of Angra I with an installed capacity of 640 megawatts and Angra II with an installed capacity of 1,350 megawatts. It also operates 66,556 kilometers of transmission lines. The company was incorporated in 1962 and is headquartered in Rio de Janeiro, Brazil.
Companhia Energética de Minas Gerais	Companhia Energética de Minas Gerais, through its subsidiaries, operates in the generation, transmission, distribution and commercialization of energy in Brazil. As of December 31, 2021, the company operated 70 hydroelectric, wind and solar plants with an installed capacity of 5,700 MW and with 545,706 km of distribution lines and 7,160 km of transmission lines. It is also active in the procurement, transportation, and distribution of gas and its by-products and derivatives, cloud solution supply, IT infrastructure, IT management and cybersecurity services, technology systems supply and operational management systems for utility concessions, telecommunications service provision, distributed generation, account services, cogeneration, energy efficiency, and supply and storage management activities. The company was incorporated in 1952 and is headquartered in Belo Horizonte, Brazil.

Source: Capital IQ

7.4 Comparable companies

Transmission

Companies	Description
Transmissora Aliança de Energia Elétrica S.A.	Transmissora Aliança de Energia Elétrica S.A. implements, operates and maintains electric energy transmission assets in Brazil. It operates 14,014 km of transmission lines, which include 11,685 km of transmission lines in operation and 2,329 km of lines under construction, as well as 100 substations with voltages ranging from 230 to 525kV. The company was founded in 2000 and is headquartered in Rio de Janeiro, Brazil.
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A. operates in the electric energy transmission business in Brazil. As of December 31, 2021, it had a total installed transformation capacity of 71.7 thousand MVA together with transmission lines of 19 thousand kilometers, 26.1 thousand kilometers of circuits and 131 substations. It operates in the states of Rio Grande do Sul, Santa Catarina, Paraná, São Paulo, Minas Gerais, Rondônia, Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, Maranhão, Piauí, Paraíba, Pernambuco, Alagoas, Espírito Santo, and Bahia. The company was incorporated in 1999 and is headquartered in São Paulo, Brazil.
Afluente Transmissão de Energia Elétrica S.A.	Afluente Transmissão de Energia Elétrica S.A. operates transmission lines and substations in Bahia, Brazil. It operates the substations of Tomba, Funil, Brumado II, Itagibai, Ford, Palo and Camacari in the state of Bahia with an installed capacity of 600 MVA and a transmission line of 489.1 kilometers. The company was incorporated in 2008 and is headquartered in Rio de Janeiro, Brazil. Afluente Transmissão de Energia Elétrica S.A. is a subsidiary of Neoenergia S.A.

Source: Capital IQ



8 Exhibits

Exhibits

Exhibit 1.1: CGT Eletrosul - P&L (2020-2034)

CGT Eletrosul - In BRL million	*Historical Financial Information*			*Projected Financial Information*												
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**	**Dec/34**
Gross revenue	**2,988**	**3,660**	**2,154**	**2,238**	**2,800**	**2,807**	**2,256**	**2,273**	**2,348**	**2,426**	**2,041**	**2,108**	**2,178**	**2,226**	**2,276**	**2,351**
Generation	1,426	1,729	998	539	1,117	1,159	604	624	645	666	688	711	734	735	736	760
Transmission	1,563	1,931	1,156	1,699	1,683	1,648	1,651	1,649	1,703	1,760	1,353	1,398	1,444	1,491	1,540	1,591
Deductions	(342)	(354)	(205)	(256)	(335)	(337)	(272)	(275)	(284)	(293)	(254)	(262)	(271)	(277)	(284)	(293)
Net revenue	**2,646**	**3,307**	**1,949**	**1,982**	**2,465**	**2,470**	**1,984**	**1,999**	**2,065**	**2,133**	**1,787**	**1,846**	**1,907**	**1,949**	**1,992**	**2,058**
Costs and expenses	**(2,771)**	**(2,569)**	**(1,064)**	**(384)**	**(853)**	**(950)**	**(428)**	**(431)**	**(445)**	**(460)**	**(400)**	**(415)**	**(429)**	**(443)**	**(457)**	**(472)**
Personnel and charges	(487)	(491)	(265)	(57)	(168)	(274)	(68)	(67)	(70)	(72)	(74)	(77)	(79)	(82)	(85)	(87)
Materials and producsts	(78)	(94)	(40)	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(139)	(174)	(115)	(27)	(82)	(134)	(30)	(34)	(33)	(34)	(35)	(37)	(38)	(39)	(40)	(42)
Other current expenses	(1,812)	(1,366)	(239)	(25)	(239)	(183)	(5)	(5)	(6)	(7)	(12)	(15)	(15)	(16)	(16)	(17)
Energy purchase	-	-	(193)	-	-	-	-	-	-	-	-	-	-	-	-	-
Transmission charges	(50)	(55)	(29)	(17)	(70)	(72)	(37)	(38)	(39)	(40)	(42)	(43)	(45)	(46)	(48)	(49)
Fuel	(60)	(186)	(66)	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transmission costs	-	-	-	(258)	(294)	(287)	(288)	(288)	(297)	(307)	(236)	(244)	(252)	(260)	(269)	(278)
CDE obligations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Construction costs	(144)	(202)	(116)	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	**(125)**	**738**	**886**	**1,598**	**1,612**	**1,520**	**1,556**	**1,567**	**1,619**	**1,672**	**1,388**	**1,431**	**1,479**	**1,506**	**1,535**	**1,586**
Depreciation and amortization	(236)	(233)	(116)	(94)	(99)	(118)	(141)	(158)	(164)	(165)	(166)	(167)	(168)	(169)	(171)	(172)
EBIT	**(361)**	**505**	**770**	**1,504**	**1,514**	**1,402**	**1,415**	**1,409**	**1,455**	**1,508**	**1,222**	**1,264**	**1,310**	**1,337**	**1,365**	**1,414**
Financial revenues	59	53	111	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	(381)	(352)	(143)	-	-	-	-	-	-	-	-	-	-	-	-	-
Revenues and expenses of equivalence	(64)	(8)	(17)	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating revenues and expenses	676	239	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**(71)**	**437**	**721**	**1,504**	**1,514**	**1,402**	**1,415**	**1,409**	**1,455**	**1,508**	**1,222**	**1,264**	**1,310**	**1,337**	**1,365**	**1,414**
Current income tax and social contribution	(88)	(45)	(65)	(511)	(515)	(477)	(481)	(479)	(495)	(513)	(415)	(430)	(445)	(455)	(464)	(481)
Deferred income tax and social contribution	2,037	(100)	(161)	-	-	-	-	-	-	-	-	-	-	-	-	-
Tax incentive	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**1,877**	**291**	**495**	**993**	**999**	**925**	**934**	**930**	**960**	**995**	**806**	**834**	**865**	**882**	**901**	**933**

Source: Management/ EY

Exhibit 1.1: CGT Eletrosul - P&L (2035-2049)

CGT Eletrosul - In BRL million	*Projected Financial Information*															
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**	**Dec/48**	**Dec/49**
Gross revenue	2,351	2,304	2,054	2,037	2,104	2,140	1,947	1,790	1,825	1,718	609	565	473	363	74	76
Generation	760	785	804	830	857	865	641	496	513	530	547	565	473	363	74	76
Transmission	1,591	1,519	1,251	1,207	1,247	1,275	1,306	1,294	1,312	1,188	62	-	-	-	-	-
Deductions	(293)	(290)	(265)	(265)	(273)	(279)	(243)	(213)	(218)	(207)	(91)	(87)	(78)	(59)	(8)	(8)
Net revenue	2,058	2,014	1,789	1,772	1,831	1,861	1,704	1,577	1,608	1,511	518	478	395	304	66	68
Costs and expenses	**(472)**	**(466)**	**(426)**	**(425)**	**(438)**	**(455)**	**(422)**	**(420)**	**(430)**	**(415)**	**(225)**	**(241)**	**(184)**	**(147)**	**(28)**	**(33)**
Personnel and charges	(87)	(90)	(93)	(96)	(101)	(109)	(88)	(91)	(94)	(97)	(100)	(117)	(89)	(80)	(14)	(19)
Materials and producsts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(42)	(43)	(44)	(46)	(48)	(52)	(42)	(43)	(45)	(46)	(48)	(56)	(43)	(38)	(7)	(9)
Other current expenses	(17)	(17)	(18)	(18)	(17)	(18)	(13)	(7)	(8)	(8)	(8)	(10)	(7)	(8)	(1)	(2)
Energy purchase	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transmission charges	(49)	(51)	(52)	(54)	(55)	(55)	(51)	(53)	(55)	(57)	(59)	(57)	(44)	(20)	(6)	(3)
Fuel	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transmission costs	(278)	(265)	(218)	(210)	(217)	(222)	(228)	(226)	(229)	(207)	(11)	-	-	-	-	-
CDE obligations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Construction costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	1,586	1,548	1,363	1,347	1,392	1,406	1,282	1,157	1,178	1,096	293	238	211	157	38	35
Depreciation and amortization	(172)	(173)	(174)	(176)	(177)	(179)	(180)	(182)	(183)	(185)	(187)	(189)	(190)	(183)	(107)	(104)
EBIT	1,414	1,375	1,189	1,171	1,215	1,227	1,102	975	995	911	107	49	21	(26)	(68)	(69)
Financial revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Revenues and expenses of equivalence	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating revenues and expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	1,414	1,375	1,189	1,171	1,215	1,227	1,102	975	995	911	107	49	21	(26)	(68)	(69)
Current income tax and social contribution	(481)	(467)	(404)	(398)	(413)	(417)	(375)	(332)	(338)	(310)	(36)	(17)	(7)	-	-	-
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-	-	6	17	17
Tax incentive	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	933	907	785	773	802	810	727	644	656	601	70	32	14	(19)	(51)	(52)

Source: Management/ EY

Exhibit 1.1: CGT Eletrosul - P&L (2050-2052)

CGT Eletrosul - In BRL million	*Projected Financial Information*		
P&L (In BRL million)	**Dec/50**	**Dec/51**	**Dec/52**
Gross revenue	-	-	-
Generation	-	-	-
Transmission	-	-	-
Deductions	-	-	-
Net revenue	-	-	-
Costs and expenses	-	-	-
Personnel and charges	-	-	-
Materials and producsts	-	-	-
Third-party services	-	-	-
Other current expenses	-	-	-
Energy purchase	-	-	-
Transmission charges	-	-	-
Fuel	-	-	-
Royalties	-	-	-
Transmission costs	-	-	-
CDE obligations	-	-	-
Construction costs	-	-	-
EBITDA	-	-	-
Depreciation and amortization	(87)	(66)	(44)
EBIT	(87)	(66)	(44)
Financial revenues	-	-	-
Financial expenses	-	-	-
Revenues and expenses of equivalence	-	-	-
Other operating revenues and expenses	-	-	-
EBT	(87)	(66)	(44)
Current income tax and social contribution	-	-	-
Deferred income tax and social contribution	22	16	11
Tax incentive	-	-	-
Net profit	(65)	(49)	(33)

Source: Management/ EY

Exhibit 1.2: CGT Eletrosul - FCFF

CGT Eletrosul - In BRL million — *Projected Financial Information*

Cash Flow (In BRL million)	Dec/22	Dec/23	Dec/24	Dec/25	Dec/26	Dec/27	Dec/28	Dec/29	Dec/30	Dec/31	Dec/32	Dec/33	Dec/34	Dec/35	Dec/36
Operating cash flow	998	1,428	1,199	1,200	1,231	1,268	1,309	1,127	1,126	1,162	1,123	1,068	1,100	1,085	979
(+) EBITDA	1,598	1,612	1,520	1,556	1,567	1,619	1,672	1,388	1,431	1,479	1,506	1,535	1,586	1,548	1,363
(-) Income taxes	(358)	(360)	(334)	(337)	(335)	(346)	(359)	(291)	(301)	(312)	(381)	(464)	(481)	(467)	(404)
(+/-) Change in working capital	(242)	176	13	(19)	(1)	(5)	(5)	30	(4)	(5)	(2)	(3)	(5)	4	20
Capex	(124)	(491)	(615)	(446)	(143)	(27)	(28)	(29)	(29)	(30)	(31)	(32)	(34)	(35)	(36)
Free cash flow to the firm (FCFF)	873	938	584	754	1,089	1,241	1,281	1,098	1,097	1,132	1,092	1,036	1,066	1,050	943

CGT Eletrosul - In BRL million — *Projected Financial Information*

Cash Flow (In BRL million)	Dec/37	Dec/38	Dec/39	Dec/40	Dec/41	Dec/42	Dec/43	Dec/44	Dec/45	Dec/46	Dec/47	Dec/48	Dec/49	Dec/50	Dec/51	Dec/52
Operating cash flow	950	975	988	919	838	838	795	342	228	206	161	46	35	3	-	-
(+) EBITDA	1,347	1,392	1,406	1,282	1,157	1,178	1,096	293	238	211	157	38	35	-	-	-
(-) Income taxes	(398)	(413)	(417)	(375)	(332)	(338)	(310)	(36)	(17)	(7)	-	-	-	-	-	-
(+/-) Change in working capital	2	(5)	(1)	12	12	(2)	9	85	7	2	4	8	1	3	-	-
Capex	(37)	(38)	(39)	(41)	(42)	(43)	(45)	(46)	(48)	(49)	(51)	(53)	(55)	(56)	(58)	(60)
Free cash flow to the firm (FCFF)	914	937	949	878	796	794	750	295	180	156	110	(7)	(19)	(53)	(58)	(60)

Source: Management/ EY

Exhibit 2.1: Energia Sustentável do Brasil S.A. (UHE Jirau) - Main Assumptions

Description

Founded in 2007, Energia Sustentável do Brasil S.A. ("Jirau") is the company responsible for the operation and commercialization of the energy potential of the Jirau Hydroelectric Power Plant. Signed in August 2008, the concession contract would initially last 35 years, however, through ANEEL's Order 921/2022, the deadline was extended until September 2045. The Jirau Hydroelectric Power Plant has an installed capacity of 3,750 MW.

Revenue

The revenues were projected according to the volume and price of the contracts in the ACR and ACL signed by Jirau. Contracts in the ACR represent 73.5% of the physical guarantee and total 1565 MW. Of this total, 1,356 MW are contracted until 2042 at an average price of BRL 153/MWh on the Valuation date and the other 209 MW are contracted until 2043 at an average price of BRL 177/MWh. The ACL contracts represent 26.5% of the physical guarantee, totaling 552 MW, and are contracted until 2042 at an average price of BRL 238/MWh, being adjusted annually by the IPCA in January.

The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 until the end of the projection, according to the average market estimate. It was considered the sale of all the uncontracted energy in the SPOT market at a rate of BRL 169/MWh. It is important to mention that Jirau has a hydrological risk renegotiation insurance for 1,312 MW (with coverage limited to a GSF of 92%) and type SP90 for 193MW (with coverage limited to a GSF of 90%) valid until 2027 and 2029, respectively.

On gross revenue there is incidence of PIS and COFINS, projected according to rates applicable to the Actual Profits method. In addition, P&D charges are projected with a 1.0% rate on revenues net of PIS/Cofins, CFURH and TFSEE.

In this way, projected net revenue averaged an annual growth of 2.8% over the projection.

Costs and Expenses

The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, O&M, personnel, materials, third-party services and others.

The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. The TFSEE was calculated considering a BETU of BRL 854.1/kW and a rate of 0.4%, applicable on installed capacity. The calculation of The CFURH considered a TAR of BRL 83.8/kW and a 7% rate, applicable on the physical guaranteed net of losses. Finally, TUST was calculated based on a BRL rate of 24/kW/month in 2022, reaching BRL 18.9/kW/month in 2024, stabilizing at this level until the end of the projection (this reduction is predicted due to changes in the regulatory scope and new perspectives of the sector, as informed by Management).

Jirau has energy purchase contracts until 2025 that total 181 MW and have an average price of BRL 145/MWh. In addition to these contracts, it was considered the purchase of energy in the SPOT market at a BRL rate of 169/MWh to face any projected energy deficits.

Other costs and expenses include expenses with personnel, materials, third-party services, UBP payments, among others, which were projected in line with the company's history and adjusted annually by the IPCA.

Thus, the average annual EBITDA margin projected for Jirau was 55.9%.

Income Tax

The projection of income taxes was based on the Actual Profits method, which Jirau is included.

Income taxes were projected according to current Brazilian tax legislation, observing the rate of 34%. The valuation considers the use of existing tax losses on the Valuation date, represented by deferred income tax recorded in the amount of BRL 2.2 billion, with the compensation of losses limited to 30% of the actual profit. Additionally, SUDAM's tax benefit was considered, which allows a 75% reduction in the IRPJ rate, valid until 2033.

Investments (CAPEX) and Depreciation

According to Management's expectations, a maintenance CAPEX was projected with the objective of maintaining the operational and maintenance level of the asset, which totaled BRL 680 million (in real terms) over the projective period and represented, on average, 1.0% of the NR throughout the projection.

Depreciation expenses for existing assets on the Valuation date and new investments were projected linearly at a rate of 3.8% per year. It is important to highlight that at the end of the projection is considered a residual balance of BRL 305 million referring to assets that were not fully depreciated throughout the concession, impacting cash flow in the last period.

Working Capital

The estimated working capital was based on the historical financial statements of Jirau. The balance sheet accounts were analyzed and classified as operational or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating income, costs and expenses, as applicable, and used in the projections.

Thus, working capital represented, on average, 4.4% of the NR over the projection.

Discount Rate

Cash flows were discounted to present value using a discount rate (WACC) of 10.2%, the details of which are presented on page 32 of this Report.

NOPs Adjustment

The asset accounts considered as NOP and added to Jirau's equity value were: Long-Term Tax Credits, Deferred Taxes (arising from temporary differences), Long-Term Advance Expenses, Judicial Deposits and Other Non-Current Assets. On the other hand, the liabilities accounts classified as NOP and subtracted from Jirau's equity value were: Provisions and Other Non-Current Liabilities.

Exhibit 2.2: Energia Sustentável do Brasil S.A. (UHE Jirau) - P&L (2020-2033)

Energia Sustentável do Brasil S.A. (UHE Jirau) - In BRL million	*Historial Financial Information*			*Projected Financial Information*											
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	2,979	3,097	1,706	1,752	3,807	3,919	4,028	4,161	4,298	4,452	4,586	4,738	4,894	5,069	5,222
Power supply - ACR	1,899	1,987	1,058	1,134	2,401	2,511	2,589	2,674	2,762	2,861	2,947	3,044	3,145	3,257	3,355
Power supply - ACL	1,062	1,107	525	618	1,326	1,396	1,440	1,487	1,536	1,591	1,639	1,693	1,749	1,812	1,866
Power supply - Short term	-	-	-	-	80	12	-	-	-	-	-	-	-	-	-
Other revenues	17	3	124	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(301)	(313)	(164)	(177)	(385)	(397)	(408)	(421)	(435)	(450)	(464)	(479)	(495)	(513)	(528)
Net revenue	2,678	2,784	1,542	1,575	3,422	3,523	3,621	3,740	3,864	4,002	4,122	4,258	4,399	4,556	4,693
Total costs	(1,469)	(1,374)	(825)	(810)	(1,331)	(1,172)	(1,190)	(1,270)	(1,335)	(1,404)	(1,452)	(1,502)	(1,551)	(1,603)	(1,655)
Transmission, connection, and distribution charges	(1,024)	(707)	(609)	(560)	(1,075)	(998)	(1,030)	(1,064)	(1,099)	(1,136)	(1,173)	(1,212)	(1,252)	(1,293)	(1,335)
Operation and maintenance services	(23)	(31)	(27)	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(74)	(237)	(145)	(244)	(249)	(170)	(154)	(201)	(231)	(263)	(275)	(286)	(295)	(306)	(315)
UBP	-	-	-	(6)	(8)	(5)	(5)	(5)	(5)	(5)	(5)	(4)	(4)	(4)	(4)
Other costs and expenses	(348)	(399)	(45)	-	-	-	-	-	-	-	-	-	-	-	-
Gross profit	1,209	1,410	717	765	2,091	2,350	2,431	2,470	2,528	2,598	2,670	2,757	2,848	2,953	3,039
Total expenses	(71)	(93)	(35)	(143)	(295)	(327)	(272)	(279)	(289)	(299)	(316)	(312)	(321)	(332)	(345)
Personnel	(32)	(29)	(15)	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(23)	(29)	(13)	-	-	-	-	-	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	(16)	(35)	(7)	(143)	(295)	(327)	(272)	(279)	(289)	(299)	(316)	(312)	(321)	(332)	(345)
EBITDA	1,138	1,316	683	622	1,796	2,023	2,160	2,191	2,240	2,299	2,354	2,444	2,527	2,621	2,694
Depreciation	(819)	(805)	(382)	(435)	(873)	(876)	(880)	(884)	(884)	(884)	(884)	(887)	(889)	(892)	(894)
Amortization	-	-	-	(13)	(26)	(26)	(26)	(26)	(25)	(22)	(22)	(22)	(22)	(22)	(22)
EBIT	319	511	301	174	896	1,121	1,254	1,281	1,331	1,392	1,448	1,535	1,616	1,707	1,778
Financial revenues / expenses	(783)	(802)	(428)	-	-	-	-	-	-	-	-	-	-	-	-
Financial expense of the grant payment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	(464)	(291)	(128)	174	896	1,121	1,254	1,281	1,331	1,392	1,448	1,535	1,616	1,707	1,778
Current income tax and social contribution	-	-	-	(26)	(137)	(171)	(191)	(195)	(203)	(212)	(221)	(234)	(246)	(260)	(271)
Deferred income tax and social contribution	155	97	43	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of goodwill and reversal PMIPL	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	(309)	(194)	(85)	147	760	950	1,062	1,085	1,128	1,180	1,227	1,301	1,369	1,446	1,507

Source: Management/ EY

Exhibit 2.2: Energia Sustentável do Brasil S.A. (UHE Jirau) - P&L (2034-2045)

Energia Sustentável do Brasil S.A. (UHE Jirau) - In BRL million	*Projected Financial Information*											
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**
Gross revenue	**5,394**	**4,658**	**4,767**	**4,910**	**5,072**	**5,239**	**5,427**	**5,590**	**5,775**	**6,260**	**6,403**	**4,947**
Power supply - ACR	3,466	3,580	3,708	3,820	3,946	4,076	4,222	4,349	4,493	727	-	-
Power supply - ACL	1,928	195	32	33	34	35	37	38	39	-	-	-
Power supply - Short term	-	883	1,026	1,057	1,092	1,128	1,168	1,203	1,243	5,532	6,403	4,947
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(546)	(471)	(482)	(496)	(513)	(530)	(549)	(565)	(584)	(633)	(647)	(500)
Net revenue	**4,848**	**4,187**	**4,285**	**4,414**	**4,559**	**4,710**	**4,878**	**5,025**	**5,191**	**5,627**	**5,755**	**4,447**
Total costs	(1,709)	(1,496)	(1,546)	(1,596)	(1,649)	(1,703)	(1,760)	(1,817)	(1,877)	(1,939)	(1,909)	(1,478)
Transmission, connection, and distribution charges	(1,379)	(1,425)	(1,472)	(1,520)	(1,571)	(1,622)	(1,676)	(1,731)	(1,788)	(1,847)	(1,908)	(1,478)
Operation and maintenance services	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(326)	(68)	(70)	(73)	(76)	(78)	(81)	(85)	(88)	(91)	-	-
UBP	(4)	(3)	(3)	(3)	(3)	(2)	(2)	(2)	(1)	(1)	(0)	-
Other costs and expenses	-	-	-	-	-	-	-	-	-	-	-	-
Gross profit	**3,139**	**2,691**	**2,739**	**2,818**	**2,911**	**3,007**	**3,118**	**3,208**	**3,314**	**3,688**	**3,846**	**2,968**
Total expenses	(357)	(370)	(384)	(395)	(409)	(435)	(440)	(456)	(473)	(491)	(412)	(319)
Personnel	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	-	-	-	-	-	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	(357)	(370)	(384)	(395)	(409)	(435)	(440)	(456)	(473)	(491)	(412)	(319)
EBITDA	**2,782**	**2,321**	**2,355**	**2,423**	**2,501**	**2,571**	**2,678**	**2,752**	**2,840**	**3,197**	**3,434**	**2,649**
Depreciation	(894)	(895)	(896)	(896)	(896)	(896)	(898)	(899)	(351)	(33)	(33)	(25)
Amortization	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(11)
EBIT	**1,865**	**1,404**	**1,437**	**1,504**	**1,583**	**1,652**	**1,758**	**1,831**	**2,467**	**3,142**	**3,379**	**2,613**
Financial revenues / expenses	-	-	-	-	-	-	-	-	-	-	-	-
Financial expense of the grant payment	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**1,865**	**1,404**	**1,437**	**1,504**	**1,583**	**1,652**	**1,758**	**1,831**	**2,467**	**3,142**	**3,379**	**2,613**
Current income tax and social contribution	(634)	(477)	(488)	(511)	(538)	(562)	(598)	(622)	(839)	(1,068)	(1,149)	(888)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of goodwill and reversal PMIPL	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**1,231**	**926**	**948**	**993**	**1,045**	**1,091**	**1,160**	**1,208**	**1,628**	**2,074**	**2,230**	**1,725**

Source: Management/ EY

Exhibit 2.3: Energia Sustentável do Brasil S.A. (UHE Jirau) - FCFF

Energia Sustentável do Brasil S.A. (UHE Jirau) - In BRL million	*Projected Financial Information*											
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Operating cash flow	749	1,609	1,867	1,995	2,052	2,092	2,144	2,192	2,265	2,341	2,425	2,492
(+) EBITDA	622	1,796	2,023	2,160	2,191	2,240	2,299	2,354	2,444	2,527	2,621	2,694
(-) Income Taxes	(19)	(96)	(120)	(134)	(137)	(142)	(149)	(155)	(164)	(172)	(182)	(190)
(+/-) Change in working capital	143	(91)	(34)	(28)	1	(1)	(2)	(3)	(11)	(7)	(8)	(6)
(-) UBP	3	0	(2)	(3)	(3)	(4)	(4)	(5)	(5)	(5)	(6)	(6)
Capex	(55)	(125)	(69)	(110)	(119)	(0)	(0)	(1)	(70)	(50)	(77)	(48)
Indemnification	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to firm (FCFF)	694	1,484	1,798	1,884	1,933	2,092	2,144	2,191	2,195	2,291	2,348	2,443

Energia Sustentável do Brasil S.A. (UHE Jirau) - In BRL million	*Projected Financial Information*											
Cash Flow (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**
Operating cash flow	2,364	2,024	2,007	2,052	2,111	2,167	2,241	2,301	2,133	2,092	2,232	1,993
(+) EBITDA	2,782	2,321	2,355	2,423	2,501	2,571	2,678	2,752	2,840	3,197	3,434	2,649
(-) Income Taxes	(444)	(334)	(342)	(358)	(377)	(393)	(418)	(436)	(712)	(1,068)	(1,149)	(888)
(+/-) Change in working capital	33	45	1	(4)	(4)	(1)	(8)	(3)	17	(23)	(42)	232
(-) UBP	(7)	(8)	(8)	(9)	(10)	(10)	(11)	(12)	(13)	(13)	(11)	-
Capex	(16)	(24)	(31)	(0)	(0)	(2)	(52)	(7)	(15)	(2)	-	-
Indemnification	-	-	-	-	-	-	-	-	-	-	-	305
Free cash flow to firm (FCFF)	2,348	2,000	1,976	2,052	2,111	2,165	2,189	2,294	2,118	2,091	2,232	2,298

Source: Management/ EY

Exhibit 3.1: Companhia Hidrelétrica Teles Pires (CHTP) - Main Assumptions

The assumptions described below refer to the projections of Companhia Hidrelétrica Teles Pires S.A. ("CHTP"), a wholly owned subsidiary of Teles Pires Participações S.A. ("TPP"). The value of non-operating assets and liabilities of TPP was added to the CHTP's equity value, obtained by discounted cash flow method and adjusted by TPP's interest in CHTP.

Description

Founded in 2010, CHTP is the SPE responsible for the construction, maintenance, operation and commercialization activities of the energy generated by the Teles Pires Hydroelectric Power Plant. The contract was signed in June 2011, lasting 35 years. According to the 2nd Amendment to the Concession Agreement, the deadline was extended until the end of January 2047.

The Teles Pires Hydroelectric Power Plant has an installed capacity of 1,807 MW and a physical guarantee of 939 MW. Considering the percentage of 2.39% of losses, the assured energy is 917 MW.

Revenue

The revenues were projected according to the volume and price of the ACR and ACL contracts signed by CHTP. ACR contracts last until 2047, represent 61% of the physical guarantee and total 576 MW, at an average price of BRL 114/MWh (price on the valuation date). ACR contracts have the price adjusted by the IPCA in April. The ACL contracts represent 33% of the physical guarantee and total 307 MW and, of this total, 131 MW are contracted until 2047, at an average price of BRL 179/MWh and 176 MW are contracted until 2036, at an average price of BRL 169/MWh. Such contracts have the price adjusted annually by the IPCA in January.

The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 until the end of the projection, according to the average market estimate. It was considered the sale of all the uncontracted energy in the SPOT market at the rate of BRL 169/MWh. It is noteworthy that CHTP has hydrological risk renegotiation insurance of type SP92 to 778 MW (with coverage limited to a GSF of 92%).

On gross revenue there is incidence of PIS and COFINS, projected according to rates applicable to the Actual Profits method. In addition, P&D charges are projected with a 1.0% rate on the revenue net of PIS and COFINS CFURH and TFSEE.

In this way, projected net revenues averaged an annual growth of 2.5% over the forecast.

Costs and Expenses

The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, O&M, personnel, materials, third-party service and others.

The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. These costs are obligations arising from the contract signed with the ONS and the power generating concessionaires.

The TFSEE was calculated considering a BETU of BRL 854.1/kW and a rate of 0.4%, applicable on installed capacity. The calculation of The CFURH considered a TAR of BRL 83.8/kW and a 7% rate, applicable on the physical guaranteed net of losses. Finally, TUST was calculated based on a tariff of BRL 16.7/kW/month in 2022, reaching BRL 11.7/kW/month in 2024, stabilizing at this level until the end of the projection (this reduction is forecasted due to changes in the regulatory scope and new perspectives of the sector, as informed by Management).

It was considered the purchase of energy in the SPOT market at a rate of BRL 169/MWh to face any projected energy deficits.

The other costs and expenses include expenses with personnel, materials, third-party services, UBP payments, among others, which were projected in line with the company's history and adjusted annually by the IPCA.

Thus, the average annual EBITDA margin projected for CHTP was 48.7%.

Income Tax

The projection of income taxes was based on the Real Profit method, in which CHTP is included. Income taxes were projected according to current Brazilian tax legislation, observing the 34% rate. The valuation considers the use of the existing tax losses in the valuation date, represented by deferred income tax recorded in the amount of BRL 257 million, with the compensation of losses being limited to 30% of the real profit. Additionally, SUDAM's tax benefit was considered, which allows a 75% reduction in the IRPJ rate, valid until 2026.

Investments (CAPEX) and Depreciation

According to the Management expectations, a maintenance CAPEX was projected with the objective of maintaining the operational and maintenance level of the asset, which totaled BRL 315 million (in real terms) over the projective period and represented, on average, 1.2% of the NR over the projection.

Depreciation expenses relating to existing assets on the valuation date and new investments were projected linearly at a rate of 3.1% per year. It is important to highlight that at the end of the projection is considered a residual balance of BRL 208 million referring to assets that were not fully depreciated throughout the concession, impacting cash flow in the last period.

Working Capital

The estimated working capital was based on the historical financial statements of CHTP. The balance sheet accounts were analyzed and classified as operational or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating income, costs and expenses, as applicable, and used in the projections.

Thus, net working capital represented, on average, -1.1% of the NR over the projection.

Discount Rate

Cash flows were discounted to present value using a discount rate (WACC) of 9.7%, the details of which are presented on page 32 of this Report.

NOP adjustments

The asset accounts considered as NOP and added to CHTP's equity value capital were: Securities, Deferred Taxes (arising from temporary differences), Judicial Deposits and Other Non-Current Assets. On the other hand, the liabilities accounts classified as NOP and subtracted from CHTP's equity value were: Provisions and Other Non-Current Liabilities. In addition, all TPP assets and liabilities recorded at the parent level were considered as NOP and added to/subtracted from CHTP's equity value adjusted by the TPP participation.

Exhibit 3.2: Companhia Hidrelétrica Teles Pires (CHTP) - P&L (2020-2033)

Companhia Hidrelétrica Teles Pires (CHTP) - In BRL million	*Historial Financial Information*			*Projected Financial Information*											
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	950	990	525	525	1,084	1,102	1,116	1,174	1,173	1,176	1,213	1,253	1,294	1,341	1,381
Power supply - ACR	503	522	278	290	617	647	667	689	712	738	760	785	811	840	865
Power supply - ACL	444	464	231	235	467	446	440	476	452	429	443	458	473	490	505
Power supply - Short term	-	-	-	-	-	8	9	9	9	10	10	10	10	11	11
Other revenues	2	5	15	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(157)	(157)	(97)	(53)	(109)	(111)	(113)	(119)	(118)	(119)	(122)	(126)	(131)	(135)	(139)
Net revenue	793	833	428	472	974	991	1,003	1,056	1,055	1,057	1,091	1,126	1,164	1,205	1,242
Total costs	(487)	(462)	(271)	(305)	(605)	(431)	(442)	(454)	(467)	(482)	(496)	(509)	(457)	(471)	(486)
Transmission, connection, and distribution charges	(293)	(316)	(165)	(193)	(410)	(315)	(325)	(336)	(347)	(358)	(370)	(382)	(395)	(408)	(421)
Operation and maintenance services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(163)	(111)	(89)	(80)	(38)	(27)	(28)	(29)	(30)	(31)	(32)	(33)	(34)	(36)	(37)
UBP	-	-	-	(8)	(10)	(7)	(6)	(6)	(6)	(6)	(6)	(6)	(5)	(5)	(5)
Other costs and expenses	(31)	(35)	(17)	(25)	(148)	(82)	(82)	(83)	(84)	(86)	(88)	(88)	(22)	(23)	(23)
Gross profit	306	371	157	166	370	560	561	601	587	575	595	618	707	734	756
Total expenses	(13)	(17)	(7)	(29)	(56)	(55)	(56)	(58)	(60)	(65)	(71)	(73)	(76)	(78)	(81)
Personnel	(4)	(4)	(3)	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(9)	(12)	(3)	-	-	-	-	-	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	(0)	(1)	(1)	(29)	(56)	(55)	(56)	(58)	(60)	(65)	(71)	(73)	(76)	(78)	(81)
EBITDA	292	354	150	137	314	504	505	543	527	510	524	544	631	656	675
Depreciation	(180)	(163)	(88)	(79)	(159)	(160)	(160)	(161)	(162)	(163)	(164)	(164)	(164)	(164)	(164)
Amortization	-	-	-	(3)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)
EBIT	112	191	62	55	149	338	338	376	358	340	354	374	460	485	504
Financial revenues / expenses	(180)	(120)	(105)	-	-	-	-	-	-	-	-	-	-	-	-
Financial expense of the grant payment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	(67)	70	(43)	55	149	338	338	376	358	340	354	374	460	485	504
Current income tax and social contribution	-	-	-	(8)	(23)	(52)	(52)	(57)	(122)	(116)	(120)	(127)	(157)	(165)	(172)
Deferred income tax and social contribution	21	(27)	14	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of goodwill and reversal PMIPL	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	(46)	44	(29)	47	126	287	287	318	236	225	234	247	304	320	333

Source: Management/ EY

Exhibit 3.2: Companhia Hidrelétrica Teles Pires (CHTP) - P&L (2034-2047)

Companhia Hidrelétrica Teles Pires (CHTP) - In BRL million	*Projected Financial Information*													
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**
Gross revenue	**1,427**	**1,474**	**1,522**	**1,445**	**1,493**	**1,542**	**1,597**	**1,645**	**1,700**	**1,756**	**1,819**	**1,873**	**1,935**	**167**
Power supply - ACR	894	923	956	1,327	1,371	1,416	1,466	1,511	1,560	1,612	1,670	1,720	1,777	153
Power supply - ACL	521	539	554	118	122	126	131	135	139	144	149	154	159	14
Power supply - Short term	12	12	12	-	-	-	-	-	-	-	-	-	-	-
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(144)	(149)	(154)	(146)	(151)	(156)	(161)	(166)	(172)	(177)	(184)	(189)	(195)	(17)
Net revenue	**1,283**	**1,325**	**1,369**	**1,299**	**1,342**	**1,387**	**1,436**	**1,479**	**1,528**	**1,579**	**1,635**	**1,684**	**1,740**	**150**
Total costs	(500)	(516)	(532)	(602)	(622)	(643)	(665)	(687)	(653)	(675)	(699)	(722)	(746)	(64)
Transmission, connection, and distribution charges	(435)	(449)	(464)	(480)	(495)	(512)	(529)	(546)	(564)	(583)	(602)	(622)	(642)	(55)
Operation and maintenance services	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(38)	(39)	(40)	(90)	(93)	(96)	(100)	(103)	(106)	(110)	(114)	(117)	(121)	(10)
UBP	(5)	(5)	(4)	(4)	(4)	(3)	(3)	(3)	(2)	(2)	(1)	(1)	(0)	-
Other costs and expenses	(23)	(23)	(23)	(28)	(30)	(32)	(34)	(36)	19	19	18	17	17	1
Gross profit	**782**	**809**	**837**	**697**	**720**	**743**	**771**	**792**	**875**	**903**	**936**	**962**	**993**	**86**
Total expenses	(84)	(86)	(89)	(92)	(95)	(98)	(102)	(105)	(108)	(112)	(116)	(120)	(123)	(69)
Personnel	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	(84)	(86)	(89)	(92)	(95)	(98)	(102)	(105)	(108)	(112)	(116)	(120)	(123)	(69)
EBITDA	**698**	**722**	**747**	**605**	**625**	**645**	**669**	**687**	**767**	**791**	**821**	**843**	**870**	**17**
Depreciation	(164)	(164)	(164)	(165)	(165)	(165)	(165)	(165)	(165)	(165)	(166)	(166)	(125)	(1)
Amortization	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(3)
EBIT	**528**	**552**	**576**	**434**	**453**	**473**	**497**	**515**	**595**	**619**	**648**	**670**	**738**	**13**
Financial revenues / expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial expense of the grant payment	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**528**	**552**	**576**	**434**	**453**	**473**	**497**	**515**	**595**	**619**	**648**	**670**	**738**	**13**
Current income tax and social contribution	(179)	(188)	(196)	(148)	(154)	(161)	(169)	(175)	(202)	(210)	(220)	(228)	(251)	(4)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of goodwill and reversal PMIPL	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**348**	**364**	**380**	**286**	**299**	**312**	**328**	**340**	**392**	**409**	**428**	**442**	**487**	**9**

Source: Management/ EY

Exhibit 3.3: Companhia Hidrelétrica Teles Pires (CHTP) - FCFF

Companhia Hidrelétrica Teles Pires (CHTP) - In BRL million	*Projected Financial Information*											
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Operating cash flow	**157**	**294**	**429**	**467**	**498**	**448**	**429**	**436**	**450**	**504**	**491**	**497**
(+) EBITDA	137	314	504	505	543	527	510	524	544	631	656	675
(-) Income taxes	(6)	(16)	(36)	(36)	(40)	(85)	(81)	(84)	(89)	(110)	(158)	(172)
(+/-) Change in working capital	22	(5)	(36)	1	(2)	11	4	1	0	(12)	(0)	0
(-) UBP	3	1	(2)	(3)	(3)	(4)	(4)	(5)	(5)	(6)	(6)	(7)
Capex	**(30)**	**(27)**	**(28)**	**(23)**	**(25)**	**(37)**	**(37)**	**(7)**	**(3)**	**(3)**	**(3)**	**(3)**
Free cash flow to firm (FCFF)	**127**	**267**	**401**	**444**	**473**	**412**	**392**	**430**	**447**	**501**	**488**	**494**

Companhia Hidrelétrica Teles Pires (CHTP) - In BRL million	*Projected Financial Information*													
Cash Flow (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**
Operating cash flow	**511**	**527**	**543**	**467**	**461**	**474**	**489**	**500**	**541**	**567**	**585**	**599**	**620**	**(12)**
(+) EBITDA	698	722	747	605	625	645	669	687	767	791	821	843	870	17
(-) Income taxes	(179)	(188)	(196)	(148)	(154)	(161)	(169)	(175)	(202)	(210)	(220)	(228)	(251)	(4)
(+/-) Change in working capital	0	0	0	19	1	1	1	1	(9)	1	1	1	3	(24)
(-) UBP	(8)	(8)	(9)	(10)	(11)	(11)	(12)	(13)	(14)	(15)	(16)	(17)	(1)	-
Capex	**(8)**	**(3)**	**(3)**	**(4)**	**(4)**	**(10)**	**(4)**	**(4)**	**(4)**	**(4)**	**(11)**	**(5)**	**(5)**	**208**
Free cash flow to firm (FCFF)	**503**	**523**	**539**	**463**	**457**	**464**	**485**	**496**	**537**	**562**	**574**	**594**	**615**	**196**

Source: Management/ EY

Exhibit 4.1: GPC method

Selected financial information

Selected Financial Information	Net revenue (NR)				EBITDA			
	12 months ended		6 months ended		12 months ended		6 months ended	
Company	Dec/20	Dec/21	Jun/21	Jun/22	Dec/20	Dec/21	Jun/21	Jun/22
Energia Sustentável do Brasil S.A. (UHE Jirau)	2,676,045	2,783,506	1,342,855	1,510,818	1,136,262	1,323,485	587,991	651,044
Teles Pires Participações S.A.	792,973	833,258	401,902	427,963	292,497	354,289	190,290	150,031

Exhibit 4.2: GPC method

Valuation under the GPC Method

Analisys by Guideline Public Company Method	EV/NR			EV/NR			EV/EBITDA			EV/EBITDA			EV - Weighted
	LFY			LTM			LFY			LTM			
Company	Multiple	NR	Weight	Multiple	NR	Weight	Multiple	EBITDA	Weight	Multiple	EBITDA	Weight	BRL thousand
Energia Sustentável do Brasil S.A. (UHE Jirau)	5.1x	2,783,506	0%	4.1x	2,951,469	0%	12.0x	1,091,579	0%	15.4x	1,110,888	100%	17,077,570
Teles Pires Participações S.A.	5.1x	833,258	20%	4.1x	859,319	20%	12.0x	311,115	30%	15.4x	297,611	30%	4,038,795

Exhibit 5.1: Financial information of GPCs

Generation

Financial information of comparable companies	Revenue growth (%)		EBITDA growth (%)		EBITDA margin (%)	
Comparable companies	LFY	LTM	LFY	LTM	LFY	LTM
Alupar Investimento S.A.	-14.76%	-23.69%	12.97%	1.64%	74.64%	77.37%
CPFL Energia S.A.	26.90%	26.03%	34.42%	38.51%	22.43%	25.02%
Engie Brasil Energia S.A.	2.30%	-4.35%	8.52%	4.97%	52.45%	57.76%
Centrais Elétricas Brasileiras S.A. - Eletrobrás	29.35%	29.99%	84.36%	57.83%	69.48%	63.83%
Empresa Metropolitana de Águas e Energia S.A.	18.32%	17.49%	-52.68%	-66.96%	14.82%	8.19%
Rio Paranapanema Energia S.A.	-7.19%	4.83%	-71.50%	-66.46%	33.10%	36.77%
Neoenergia S.A.	34.94%	31.26%	55.82%	52.24%	23.90%	26.90%

Exhibit 5.1: Financial information of GPCs

Generation

Comparable Companies	Identifier	Beta	Debt/Equity	Taxes	Unleveraged Beta
CPFL Energia S.A.	BOVESPA:CPFE3	0.76	66.55%	24.68%	0.51
Companhia Paranaense de Energia - COPEL	BOVESPA:CPLE6	0.85	59.09%	24.86%	0.59
Engie Brasil Energia S.A.	BOVESPA:EGIE3	0.60	57.75%	19.06%	0.41
AES Brasil Energia S.A.	BOVESPA:AESB3	0.73	50.50%	40.00%	0.56
Centrais Elétricas Brasileiras S.A. - Eletrobrás	BOVESPA:ELET6	0.88	86.25%	28.08%	0.54
Companhia Energética de Minas Gerais	BOVESPA:CMIG4	0.93	56.06%	22.37%	0.65
Average		0.79	62.70%	26.51%	0.54
Median		0.80	58.42%	24.77%	0.55

Source: EY based on Data from S&P Capital IQ, 2-year weekly series

Exhibit 5.2: Financial information of GPCs

Transmission

Financial information of comparable companies	Revenue growth (%)		EBITDA growth (%)		EBITDA margin (%)	
Comparable companies	LFY	LTM	LFY	LTM	LFY	LTM
Transmissora Aliança de Energia Elétrica S.A.	-2.51%	-11.16%	12.61%	3.02%	76.8%	80.2%
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	49.72%	47.65%	3.55%	1.40%	71.5%	65.0%

Exhibit 5.2: Financial information of GPCs

Transmission

Comparable Companies	Identifier	Beta	Debt/Equity	Taxes	Unleveraged Beta
Transmissora Aliança de Energia Elétrica S.A.	BOVESPA:TAEE11	0.57	54.72%	16.23%	0.39
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	BOVESPA:TRPL4	0.58	32.44%	20.00%	0.46
Afluente Transmissão de Energia Elétrica S.A.	BOVESPA:AFLT3	0.60	0.11%	40.00%	0.60
Average		0.60	50.21%	25.53%	0.44
Median		0.60	54.72%	24.46%	0.39

Source: EY based on Data from S&P Capital IQ, 2-year weekly series


EY
Building a better working world



Centrais Elétricas Brasileiras S.A

Valuation of the total shareholder's equity of Companhia Hidro Elétrica do São Francisco S.A. as of 30 June 2022.

November 23, 2022

EY
Building a better working world

Ernst & Young Assessoria Empresarial Ltda.
Av. Presidente Juscelino Kubitschek, 1909 Torre Norte - 10º floor
04543-011 - São Paulo - SP
Telephone: +55 11 2573-3000
www.ey.com.br

Centrais Elétricas Brasileiras S.A - Eletrobras
Rua da Quitanda, nº 196, Centro
Zip Code 20091-005
Rio de Janeiro - RJ - Brazil

Centrais Elétricas Brasileiras S.A ("Eletrobras")

November 23, 2022

As requested by Centrais Elétricas Brasileiras S.A ("Eletrobras"), Ernst & Young Assessoria Empresarial Ltda. (hereinafter referred as "EY") is pleased to present the following report ("Report") covering the valuation analysis of the total shareholders' equity of Companhia Hidro Elétrica do São Francisco S.A. (hereinafter referred as "Chesf" or "Company"), Eletrobras's direct subsidiary, as of 30 June 2022 (the "Valuation Date").

We understand that Eletrobras' management ("Management") will use this Report as a support to Eletrobras and Chesf' shareholders in the context of the approval of the Corporate Reorganization Proposal, regarding the merger, by Eletrobras, of 100% of Chesf share ("Merger of Chesf Shares"), in compliance with the requirements of Articles 137, 252 and 264 of Brazilian Law 6.404/76("Brazilian Corporate Law"). Additionally, the results presented herein will not be used to define the share exchange ratio between Eletrobras and Chesf, a ratio that will be presented and justified in the Operation Protocol. We highlight that this Report has the sole purpose of the compliance with the Brazilian Corporate Law and should not be relied on for any other purpose. This English Report is a free translation of the Portuguese Report.

This Report includes the objective, scope, procedures and methodologies used, as well as the market and operational assumptions that involved the calculation of the estimate of the Company's fair value.

Our estimate of value should not be considered as a fairness opinion, or as an advice or recommendation to carry out a transaction involving Chesf or Eletrobras, or about the conditions of any transaction that may occur, or used for equity and debt funding, or any other purpose other than the compliance with the Brazilian Corporate Law. We understand that the final decision on any transaction involving Eletrobras, and on the conditions of an eventual restructuring of the Company, will be the responsibility of Chesf and Eletrobras' management and shareholders.

It is important to emphasize that we did not independently investigate, nor was any due diligence applied to the information provided by Management. As mentioned in our contract, our analysis is subject to the general limitations described in this Report. We assume that Management has consistently analyzed the factors that may impact the projections presented, as well as has not omitted any relevant information, which could significantly impact the result of our work.

We appreciate the opportunity to provide valuation services to Eletrobras and we remain at your disposal for any further assistance.

Carolina S. Rocha	Rafael Max
Partner - Corporate Finance	*Partner - Corporate Finance*

Index



1

Executive summary

1.1 Context

Merger of shares

As part of the restructuring process of Eletrobras after the privatization, Management plans to perform the merger of shares of its subsidiaries Furnas, Chesf, Eletrosul and Eletronorte (together referred to as "Subsidiaries") and turn them into its wholly-owned subsidiaries.

The process of the merger of shares must follow the requirements of art. 252 and 264 of the Brazilian Corporate Law.

In accordance with article 264, *"In the merger of a controlled corporation into its controlling corporation, the justification presented to Extraordinary General Shareholders' Meeting (EGM) of the controlled corporation shall contain, in addition to the information required by Articles 224 and 225, a calculation relating to the share exchange ratio of shares owned by the noncontrolling shareholders of the controlled corporation, based on the net value of the shares of both the controlling and controlled corporations, the assets and liabilities of both corporations being valued according to the same criteria and on the same date, at market prices, or according to another criteria indicated by the Brazilian Securities Commission (CVM) for publicly-held corporations."*

For the purposes of this Report, the valuation of the total shareholders' equity was considered as the other criteria to assess the value of the shares of both the controlling and controlled corporations.

Corporate Structure

Pre-restructuring corporate structure



Eletrobras
99.56%
99.58%
99.89%
99.66%
Furnas
Chesf
Eletrosul
Eletronorte
78.01% Common
21.99% Preferred
Shareholders
96.86% Common
3.14% Preferred
Shareholders
100% Common
Shareholders
100% Common
Shareholders

Post-restructuring corporate structure



Eletrobras
Eletrobras Shareholders
Merger of shares
Furnas
Chesf
Eletrosul
Eletronorte
78.01% Common
21.99% Preferred
Shareholders
96.86% Common
3.14% Preferred
Shareholders
100% Common
Shareholders
100% Common
Shareholders

1.1 Context

Company Description

Chesf is an electric power public service concessionaire controlled by Eletrobras, mostly engaged in the generation and transmission of electricity, operating throughout the national territory. The Company is the concessionaire of one of the largest electric power generation and transmission systems in Brazil. Chesf's operations are concentrated in the activities of hydraulic and wind generation, with prevalence of hydroelectric plants. Its generating complex has 10,460 MW of installed capacity, consisting of 12 hydroelectric plants, supplied by 09 reservoirs with a maximum storage capacity of 57.0 billion cubic meters of water, and 14 wind power plants. Refer to pages 17 and 18 for asset details.

In addition to the assets registered at the corporate level, Chesf also has investments in hydroelectric, thermoelectric and wind power plants. Refer to page 7 for details on the Company's corporate organization structure.

Objective

The purpose of this work is to present the valuation analysis of Chesf and its Invested Companies, as of the Valuation Date, in order to support Management and the shareholders in the context of the corporate restructuring process that will involve the merger of Chesf' shares by Eletrobras.

Scope of Work

- Discussion with Eletrobras executives and employees;
- Obtaining and analyzing historical and projective financial information of the Company and the Invested Companies;
- Analysis of the market in which Chesf and its Invested Companies participate;
- Calculation of discount rates that adequately reflect the risks inherent to the sector, which are used to discount the cash flows of the respective assets to their present value;
- Analysis of comparable companies to obtain operational parameters and market multiples;
- Development of valuation models based on the methods of Discounted Free Cash Flow (DCF), Market Cap, or Guideline Public Companies (GPCs). Page 8 presents details on the methodologies used;
- Estimate of the Fair Value of the Company and its Invested Companies as described above;
- Preparation of the report containing the description of the methodologies used, assumptions adopted and value estimates.

1.2 Corporate structure


Chesf[1]
49.00%
Vamcruz I Participações S.A.
24.50%
Energética Águas da Pedra S.A. (UHE Dardanelos)
15.00%
Norte Energia S.A
20.00%
ESBR - Energia Sustentável do Brasil S.A (UHE Jirau)
24.50%
Companhia Energética Sinop S.A
100%
Usina de Energia Eólica Junco I S.A.
100%
Usina de Energia Eólica Junco II S.A.
100%
Usina de Energia Eólica Caiçara I S.A.
100%
Usina de Energia Eólica Caiçara II S.A.
49.00%
Interligação Elétrica Garanhuns S.A. (IEG)
49.00%
Sistema de Transmissão do Nordeste S.A. (STN)
24.50%
Interligação Elétrica do Madeira S.A.
Direct Invested Holding
Wind Power generation
Hydroelectric Power generation
Transmission

[1] Includes the concession agreements held directly by Chesf at the parent level. For asset details, refer to pages 17 and 18.

1.3 Methodology of valuation

Selected Valuation methodologies

In assessing the value of a company, three different approaches can be applied: Income Approach, Market Approach and Cost Approach. Each of these approaches can be considered as a valuation methodology, but the nature and characteristics of the company will indicate which approach or approaches are the most applicable. For the purpose of this work, we selected, according with the applicability and materiality, the Income Approach (Discounted Cash Flow) and the Market Approach (Guideline Public Companies Method, Market Capitalization or Transaction Value) to estimate a fair value indication of Chesf and the Invested Companies.

In general, the Cost Approach was not used since it does not properly capture the nature of the Company and its investee companies and their ongoing operations.

For the application of valuation methodologies, the value standard adopted was Fair Value. Fair Value is defined by IFRS 13 and CPC 46[1] as *"The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."*

Note:

1. Brazilian Accounting Standards Committee - Fair ValueMeasurement

Criteria for the application of valuation methodologies

The DCF Methodology was selected for the valuation of Chesf (Controlled Company) and the closely held Invested Companies in which the book value of the investment on the Valuation Date was equal to or higher than BRL 278 million, based on the level of accounting materiality of Eletrobras, in accordance with the Sarbanes-Oxley Act. Additionally, the additional criteria for the applicability of this methodology were the access to detailed and reliable prospective financial and operating information provided by Management, for the Company and each of the Invested Companies.

For publicly-traded companies, for which the book value of the investment on the Valuation Date was equal to or higher than BRL 278 million, the Market Cap methodology was applied, provided that the stock met the following liquidity criteria on the valuation date: (i) Be part of some performance indicator of the shares traded at B3[2], or meet the following two criteria, simultaneously; (ii) Present a daily traded volume within the range of the traded volumes of the shares integrating B3's performance indicators; and (iii) Present a free float above 25%.

For assets that have gone through a privatization process, another transaction, or are in the process of being sold, in the last 12 months, the fair value was assumed to be equivalent to the transaction value or purchase offer value.

The Guideline Public Companies Method (GPCM) was used for all companies within the scope of valuation. For companies already assessed using the DCF method, Market Cap, or Transaction Value, this methodology was used as reasonableness analysis for the estimated values. For the other companies, this method was adopted as the primary method of valuation.

[2] Brazil Stock Exchange

Methodology		Description
Income	Discounted Cash Flow	It measures the value of an asset or business by the present value of the net economic benefit (cash receipts minus cash expenses) to be received over its useful life.
Market	GPCM	Market Approach methodologies measure the value of an asset or business based on how much other buyers in the market have paid for the assets being valued or for assets or businesses that can be considered reasonably like those being valued.
	Market Cap	

1.4 Value conclusion

Summary of values (in millions of BRL)		
Enterprise Value | Chesf - Parent Company		37,497
Non-operating assets (liabilities)		(19,259)
Net Cash (Net Debt)		857
Equity Value | Chesf - Parent Company		19,095
Equity Value of Invested Companies		5,487
Equity Value | Consolidated		**24,582**
Value per share	**Amount (Thousand)**	**Unit Value**
Common	54,151	BRL 439.70
Preferred	1,754	BRL 439.70

Source: EY / Management

Invested Companies	% Share	Fair Value
Norte Energia S.A.	15.00%	1,682
Energia Sustentável do Brasil S.A. (UHE Jirau)	20.00%	1,495
Companhia Energética Sinop S.A.	24.50%	241
Energética Águas da Pedra S.A. (UHE Dardanelos)	24.50%	297
Vamcruz I Participações S.A.	49.00%	39
Sistema de Transmissão Nordeste S.A. (STN)	49.00%	574
Interligação Elétrica do Madeira S.A.	24.50%	750
Interligação Elétrica Garanhuns S.A. (IEG)	49.00%	409
Total		**5,487**

Based on the analysis of the rights and benefits of each of the classes of shares and the history of payment of dividends per class of share, it was concluded that there is no economic differentiation between the common and preferred shares of Chesf.

The Company's fair value, consolidated, represents the fair value of Chesf Parent Company plus the fair value of its Invested Companies, as described throughout this Report.

This estimate of value does not consider possible contingencies, insufficiencies, or supervening assets or liabilities that are not recorded in the Company's equity position, as provided by Management. Because of this, the results presented do not consider their effect, if any.

Conclusion

Based on the information analyzed, the assumptions, and the limitations described in this Report, our valuation resulted in a fair value estimate of BRL 24,582 million for 100% of Chesf's shareholders' equity as of 30 June 2022.



2

Market analysis

11 Industry overview

2.1 Industry overview

The global energy market

The global energy market is composed of large companies with a high degree of verticalization, where few countries are self-sufficient in their production, and even Japan and the United States, considered developed countries, annually import significant amounts of energy.

The global power sector has undergone a considerable change in its composition, a trend that should continue in the medium and long term. Among the highlights, between the years 1990 and 2020, the retraction of the participation of coal-fired generation and the expansion of the participation of natural gas, wind and solar energy are the most evident movements. As for the other segments, although they have not presented significant changes in their participation, nuclear and hydraulic generation have maintained a substantial representation in the composition of the world's energy matrix. Thus, the main energy sources in the world are, respectively: coal (33.8%), natural gas (22.8%), hydro (16.8%), nuclear (10.1%), solar and wind (9.5%), oil (4.4%) and other renewables (2.7%).

According to the IEA (International Energy Agency), after falling by about 1% in 2020, global electricity demand is set to grow again in 2021, outpacing the increase in low-emission generation, even in another record year for renewables. This is leading to increased output from coal-fired power plants to meet demand, especially in Asia. Natural gas demand is expected to recover more quickly, driven mainly by an increase in industrial use.

Brazilian energy market

The Energy Sector in Brazil is composed of different industries and types of power plants, depending on the type of energy resource used for generation. Most of the power generation is concentrated in hydraulic sources due to Brazil's geo-climatic characteristics, for its territorial extension, hydrographic basins and different rainfall regime for each region. The hydraulic matrix represented 63.8% of electricity generation in the country in 2020. The natural gas, wind and biomass-based electric energy matrices had similar participation in 2020, varying between 8.6% and 9.2%. In recent years, the two big highlights in terms of growth rate were the wind and solar generation segments, with the latter only starting to have some relevance in Brazilian electricity generation in 2017, but with exponential growth and good prospects since then.

Such an important and strategic sector for the Brazilian economy is regulated by government agencies responsible for energy policy and centralized operation. The role of the National Electric Energy Agency (ANEEL), the National Electric System Operator (ONS), and the Electric Energy Trading Chamber (CCEE) are highlighted in this performance. In Brazil, the energy sector is composed of energy generation, transmission, and distribution companies, and there are also the so-called energy traders that intermediate contracts for the purchase and sale of electricity.

The Brazilian energy sector is composed of important companies of national and foreign capital. In recent years there has been an expansion of electricity generation in Brazil, with greater diversification of generating sources, with wind and solar generation gaining market share. The hydroelectric and thermoelectric plants remain as the main sources of energy in the country and the largest companies in the sector (according to installed capacity) are: Eletrobras, Engie, Itaipu, Petrobras, CTG, Copel, Cemig, CPFL, Enel and AES.

2.1 Industry overview

Generation

In Brazil, most of the energy generation is concentrated in hydraulic sources, due to the country's geo-climatic characteristics, for its territorial extension, hydrographic basins and differentiated rainfall regime for each region. Water constitutes the most important energy resource, characterizing an important source of renewable energy in Brazil, in view of the country's great hydraulic potential. Hydroelectric power is the obtaining of electrical energy by harnessing the hydraulic potential of a river. The energy efficiency of hydroelectric plants is quite high, around 95.0%. Important hydrographic basins with utilization by the energy sector in the country are those of the São Francisco and Paraná rivers. The North region is also highlighted by its great potential for electricity generation through hydroelectric plants.

Energy Consumption is directly related to the performance of economic activity. Between the period from 2007 to 2021, the average annual growth rate was 2.1%, increasing consumption from 377,030 GWh to 500,209 GWh, a total expansion close to 32.7%. It is worth noting that the period was marked by the subprime crisis and by the recession in the domestic market, reducing energy consumption and the annual average for the period. The main segments demanding energy in 2020 in Brazil are, by relevance, the industrial segment (36.3%), followed by the residential (30.2%), commercial (17.4%) and others (16.1%).

According to the National Electric System Operator (ONS), electricity generation in the National Integrated System (SIN) in 2021 totaled 602.0 thousand GWh (including hydro, nuclear and conventional thermal, wind and solar energy), which meant a 5.2% growth compared to the same period of the previous year, due mainly to the strong growth in wind and hydro power generation.

In January 2022, the generation of electric energy in the National Integrated System (SIN) totaled 53.7 thousand GWh, which meant an expansion of 1.0% in relation to the same period in 2021. The segment that presented the greatest retraction in the period was thermal, with -27.2%, followed by wind power, with -18.7%. However, the segments that showed the highest growth in the period were, respectively: solar 59.8% and hydraulic 10.9%.

For 2022, Lafis projects an expansion of 1.2% in the consumption and 1.8% in the generation of electric energy. For this scenario were considered, the maintenance of the growth of the electric energy free market, the recovery of the commercial consumption, and the maintenance of the growth trend in the residential segment.

Also, according to Lafis, the three-year period from 2023 to 2025 will be a period of resumed economic growth interrupted by the Covid-19 crisis. Considering that there is a resumption of the economic agents' confidence, a fertile ground for sector expansion can be observed. Thus, considering the scenario described above, Lafis has projected an average growth of 2.8% in the generation and 2.5% in the consumption of electric energy, reaching in 2025 a level of 688 thousand GWh and 560.5 thousand GWh, respectively.

Total energy generation in Brazil - EPE (GWh)


1,4%
-1,4%
5,2%
1,2%
2,8%
2,7%
2,4%
2,5%
593.638
584.413
601.976
613.000
633.000
651.000
669.000
688.000
2019
2020
2021
2022 (P)
2023 (P)
2024 (P)
2025 (P)
2026 (P)
eneration
Growth

Source: Ministry of Mines and Energy/EPE/ONS/COMEX/ANEEL. Estimate and projections: Lafis/April 2022

2.1 Industry overview

Generation and Marketing

Electricity generation by hydraulic source in Brazil - (GWh) - (%)


5,9%
-2,6%
7,3%
-0,4%
359.743
380.911
370.906
397.877
396.327
2016
2017
2018
2019
2020
Hydraulics
Growth

Number of Suppliers and gross margin - (%)


19%
18%
24%
20%
19%
19%
10%
9%
8%
6%
5%
5%
5%
5%
684
653
666
940
1101
1587
1805
1864
1826
4062
5013
5819
7057
8670
48
55
70
93
113
147
151
163
171
191
219
270
341
420
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Number of retailers
Gross margin trade
ACL Consumers (Free+special)

According to ANEEL, 67% of the energy generated in the country in 2021 and 62.48% of the installed capacity came from plants powered by the force of rivers. In Brazil today there are 739 hydroelectric generating plants (CGHs), 425 small hydroelectric plants (PCHs) and 219 hydroelectric power plants (UHEs), which are responsible for 109.3 gigawatts (GW) of installed capacity in operation. Three of the plants in the country are among the ten largest on the planet - Itaipu Binacional (14,000 MW, shared between Brazil and Paraguay), Belo Monte (11,233 MW) and Tucuruí (8,370 MW). In 2020, the energy generated in Brazil from hydraulic sources was 415,483 GWh. It is worth noting that energy generated from water is renewable and guarantees a secure supply, but the high dependence on hydropower subjects the system to vulnerability in the generation of energy during periods of low rainfall. Thus, the reduction of rainfall in some regions can lead to increased costs for the generators that operate hydroelectric plants.

During the last few years, the power trading segment has grown significantly, both in volume of energy traded and in number of new entrants.

Period from 2017 to 2020 was marked by the entry of generation projects in the ACL with low break-even price (more favorable exchange rate and capex) with lower prices charged for sale to end customers.

According to CCEE, commercial relations in the current model of the Brazilian electricity sector are established in the Regulated Contracting Environment (ACR) and in the Free Contracting Environment (ACL). In the Short-Term Market, the differences between the amounts generated, contracted and consumed are accounted for and settled.

2.1 Industry overview

Distribution

The electric power distribution sector in Brazil is fully regulated and is characterized by the need for large investments in view of the size of the country and the territorial dispersion of its population. In this context, this regulation is important to ensure that supply is increasingly adjusted to specialized demand.

The regulatory mechanisms for distribution companies are basically: the periodic tariff review, calculated using the asset base provided by the distributor and the return on capital; and the annual tariff adjustment, which is basically a monetary correction of the practiced tariffs, less a factor of expected efficiency gain, the so-called X Factor.

The current model also determines that the purchase of electricity by the distributors in the ACR always occurs by means of auctions, observing the criteria of lowest tariff and aiming to reduce the cost of electricity acquisition to be passed on to the consumers' tariff.

In 2020, electricity consumption in Brazil showed a retraction compared to 2019 in all segments, except for the residential segment. The drop in consumption is related to the effects on economic activity caused by the Covid-19 crisis that severely affected energy consumption, especially in the second quarter of the year, considering the social distancing policies to combat the virus, and to the lower use of air conditioning in 2020, considering that temperatures were milder at the beginning of this year.

Lafis considers in its economic scenario that the three-year period from 2024 to 2026 will be a period of continued economic growth that was interrupted by the Covid-19 crisis. If the confidence of economic agents is restored, there is fertile ground for sector expansion.

According to the Distribution Development Plan (PDD), between 2021 and 2023, BRL49.2 billion will be invested in electricity distribution in Brazil, of which BRL32.64 billion will be for network expansion, BRL18.27 billion for improvement, and another BRL9.4 billion for renovation.

In the triennium, considering the categories of electricity consumption, what is expected is a generalized growth, with a better level of industrial, commercial and residential activity, in line with macroeconomic indicators, especially indicators of income, employment, interest and aggregate production.

Thus, considering the scenario described above, Lafis projected an average growth of 2.8% in electricity generation and 2.5% in consumption, reaching a level of 686 thousand GWh and 558.5 thousand GWh in 2026, respectively.

National Consumption of Electric Energy-EPE (GWh)-(Variation)


5,20%
1,40%
-1,40%
1,20%
2,40%
2,70%
2,40%
2,50%
2019
2020
2021
2022 (P)
2023 (P)
2024 (P)
2025 (P)
2026 (P)

2.1 Industry overview

Transmission

National Electricity Transmission Market (in USD billions) - 2021 - 2026


2026 (P) 104
2025 (P) 102
2024 (P) 100
2023 (P) 98
2022 95
2021 89

Source: Global Market Model

Annual Allowed Revenue (in BRL billions) - 2015 to 2023


2022-2023 40
2021-2022 32
2020-2021 31
2019-2020 26
2018-2019 24
2017-2018 24
2016-2017 14
2015-2016 12

National electric power transmission sector

Electricity transmission is responsible for transporting large volumes of electricity from the generating units to the distributors, operating lines with voltage higher than 230 thousand volts. In Brazil, since 2010, the transmission lines have expanded significantly, reaching 172,864 kilometers by 2022, which represents an average annual expansion of 5.0% per year. This service is offered by independent companies, which through transmission auctions acquire the right to install and operate substations and transmission lines.

The expansion of the National Interconnected System (SIN) is planned based on the Programa de Expansão da Transmissão de Energia Elétrica - PET, prepared by the Empresa de Pesquisa Energética ("EPE"), covering a five-year horizon, and on the Plano de Ampliação e Reforços da Rede Básica - PAR, developed annually by ONS, for a three-year period. These plans show the transmission lines and substations that will be built or reinforced to provide better electricity transmission services through the Basic Grid.

Transmitters sign contracts with generating agents, distributors, transmitters and with the National Operator of the Electric System (ONS), responsible for managing the transmission services in Brazil, which includes remunerating the transmitters through the Allowed Annual Revenue - RAP. The load forecast data for the Annual Energy Operation Planning - 2022 Cycle (2022-2026). For the period 2022-2026, the expectation is an average load growth of 3.4% per year. In 2022, the projection is for a 2.7% increase, considering a 1.3% increase in the Gross Domestic Product - GDP.

In the year 2022, the value of the Brazilian market in the electric power sector was $95.0 billion, with a progression of 6.8% in relation to the previous year. The growth is justified by the recovery of electricity generation and consumption after the critical period of the Covid-19 crisis.

The BRL 7.85 billion increase in revenue in the 2022-2023 cycle can be explained by the readjustment index foreseen in the concession contracts, the expansion of the transmission system, with 23 new contracts coming into operation, and the improvements authorized. Also in this group are the effects of the concessionaires' revenue reviews.

Source: Agência Nacional de Energia Elétrica (ANEEL), Empresa de Pesquisa Energética (EPE)

3

Valuation Analysis of Chesf | Parent Company

3.1 Overview

Chesf | Parent Company

BRL 4.23 bi

Net Revenue as of June 30, 2022

BRL 1.27 bi

Earnings Before Interest and Taxes as of June 30, 2022

BRL 21.8 bi

Shareholders' Equity as of June 30, 2022

10,457 MW

Installed generation capacity - Own plants

Registered Assets - Energy Generation | Parent Company Level

Chesf has 8 hydroelectric power plants and 6 wind complexes in operation, whose concessions are 100% owned by Chesf (Parent Company Level). The list of generation assets considered at the Parent Company Level is presented below:

Power Plant	Installed Capacity (MW)	Physical Guarantee (MWavg)	Concession end date
Hydroelectric power plants			
Sobradinho	1,050	458	Jun/52
Luiz Gonzaga (Itaparica)	1,480	727	Jun/52
Paulo Afonso/Moxotó	4,280	1,659	Jun/52
Xingó	3,162	1,730	Jun/52
Funil	30	5	Jun/52
Pedra	20	2	Jun/52
Boa Esperança	237	136	Jun/52
Curemas	4	1	Feb/26
Wind complexes			
UEE Casa Nova A	24	-	Jun/54
UEE Casa Nova II	33	9	May/49
UEE Casa Nova III	28	9	May/49
Pindaí I	68	33	Apr/49
Pindaí II	26	12	May/49
Pindaí III	16	7	Jun/49

Source: Financial Statement/ Management

Based on the information provided by Management, no new capacity expansion projects were considered over the projection period, nor were the renewal of concessions that had not been contracted.

3.1 Overview

Chesf | Parent Company

25 contracts

Chesf exclusive concession contracts

21.8 thousand km

Extension of Chesf's own transmission network

Based on the information provided by Management, no new capacity expansion projects were considered over the projection period, nor were the renewal of concessions that had not been contracted.

Registered Assets - Transmission | Parent Company Level

Chesf has 21,801 km of transmission lines. The transmission concession contracts of Chesf (Parent Company level) are detailed below:

Contract	Transmission line	State	Concession Period
019/2012	LT Igaporã II - Igaporã III C1, CS, 230 kV; LT Igaporã II - Igaporã III C2, CS, 230 kV; LT Igaporã III - Pindaí II, CS, 230 kV; SE Igaporã III, 500/230 kV, (6+1) x 250 MVA; and SE Pindaí II, 230 kV.	BA	30 years
018/2012	LT Mossoró II - Mossoró IV, CS, 230 kV; LT Ceará-Mirim II - Touros, CS, 230 kV; LT Russas - Banabuiu C2, CS, 230 kV; SE Touros, 230 kV; and SE Mossoró IV, 230 kV.	RN	30 years
017/2012	SE Mirueira II, 230/69 kV, 2 x 150 MVA; SE Jaboatão II, 230/69 kV, 2 x 150 MVA.	PE	30 years
005/2012	LT Jardim - Nossa Senhora do Socorro, CD, 230 kV; LT Messias - Maceió II, CD, 230 kV; SE Nossa Senhora do Socorro 2, 230/69 kV x 150 MVA; SE Maceió II, 230/69 kV, 2x200 MVA; and SE Poções II, 230/138kV, 2x100 MVA.	SE/AL/BA	30 years
017/2011	LT Teresina II - Teresina III, CD, 230 kV; and SE Teresina III, 230/69 kV.	PI	30 years
010/2011	Basic Network Facilities: LT Paraíso - Lagoa Nova, CS, 230 kV; Subestação lagoa Nova, 230 kV; and Substation Ibiapina 230 kV. ICG: Transformers 230/69 kV 2x150 MVA - SE Lagoa Nova, Transformers 230/69 kV 2x100 MVA - SE Ibiapina; SE Lagoa Nova 69 kV; SE Ibiapina 69 kV.	RN/CE	30 years
009/2011	Basic Network Facilities: LT Morro do Chapéu - Irecê, CS, 230 kV; and Subestação Morro do Chapéu, 230 kV. ICG: Transformer 230/69 kV, 150 MVA - SE Morro do Chapéu; and SE Morro do Chapéu, 69 kV.	BA	30 years
008/2011	Basic Network Facilities: LT Ceará-Mirim - João Câmara II, CS, 500 kV; LT Ceará-Mirim - Campina Grande III, CS, 500 kV; LT Ceará-Mirim - Extremoz II, CS, 230 kV; LT Campina Grande III - Campina Grande II, CS, 230 kV; Subestação João Câmara II, 500 kV; Subestação Campina Grande III, 500/230 kV; Subestação Ceará-Mirim, 500/230 kV. ICG: Transformer Bank 500/138kV - SE João Câmara II; and SE João Câmara II, 138 kV.	RN/PB	30 years
021/2010	LT Sobral III - Acaraú II, CS, 230 kV; and SE Acaraú II, 230 kV.	CE	30 years
020/2010	LT Igaporã - Bom Jesus da Lapa II, CS, 230 kV; and SE Igaporã, 230 kV.	BA	30 years
019/2010	LT Paraíso - Açu II, 3º CS, 230 kV; LT Açu II - Mossoró II 2º CS, 230 kV; LT Extremoz II - João Câmara CS, 230 kV; SE Extremoz II, 230 kV; and SE João Câmara, 230 kV.	RN	30 years
014/2010	SE Pólo	BA	30 years
013/2010	SE Arapiraca III	AL	30 years
007/2010	SE Camaçari IV, 500/230 kV	BA	30 years
004/2010	LT São Luiz II - São Luiz III, 230 kV - C2; SE Pecém II, 500/230 kV; SE Aquiraz II, 230/69 kV.	MA/CE	30 years
018/2009	LT Eunápolis - Teixeira de Freitas II C2, 230 kV	BA	30 years
017/2009	LT Pau Ferro - Santa Rita II, 230kV; LT Paulo Afonso III - Zebu, 230kV; SE Santa Rita II, 230/69kV; SE Zebu, 230/69kV; and SE Natal III, 230/69kV.	PE, PB, AL, RN	30 years
006/2009	SE Suape II, 500/230 kV (600 MVA); SE Suape III, 230/69 kV (200 MVA).	PE	30 years
014/2008	LT 230 kV Eunápolis - Teixeira de Freitas II C1; SE Teixeira de Freitas II; and associated facilities at SE Eunápolis.	BA	30 years
005/2008	LT Jardim - Penedo, 230kV; and SE Penedo; 230/69kV.	SE, AL	30 years
012/2007	LT Picos - Tauá, 230 kV; and LT Paraíso - Açu II, 230 kV.	PI, CE, RN	30 years
010/2007	LT Ibicoara - Brumado II, 230 KV	BA	30 years
008/2005	LT Milagres - Coremas C2	CE, PB	30 years
007/2005	LT Milagres - Tauá	CE	30 years
061/2001	Several projects	PE, CE, SE, BA, AL, PI, MA, PB, RN	30 years

Source: Financial Statement/ ANEEL Transmission Contracts

3.2 Historical financial information

Chesf Parent Company IS (thousands of BRL) [1]	Dec/20	Dec/21	Jun/22
Gross Revenue	7,369,047	9,525,273	4,979,414
Sales tax	(1,267,772)	(1,382,312)	(748,266)
Net Revenue	6,101,275	8,142,961	4,231,148
Operating Costs	(2,342,804)	(2,910,004)	(1,331,395)
Gross Profit	3,758,471	5,232,957	2,899,753
General and administrative expenses	(2,134,994)	(2,316,766)	(1,015,063)
Other (revenue) expenses	476,529	2,942,521	(619,230)
EBIT	2,100,006	5,858,712	1,265,460
Equity equivalence result	(850)	160,966	92,625
Financial expenses	-	-	(194,880)
Financial revenues	275,596	238,246	202,425
EBT	2,374,752	6,257,924	1,365,630
Income tax and social contribution	(266,978)	(789,520)	(239,686)
Net Income	2,107,774	5,468,404	1,125,944

Financial Indicators	Dec/20	Dec/21	Jun/22
Growth of NR	n/a	33.5%	3.9%
EBIT Margin	34.4%	71.9%	29.9%
EBT Margin	38.9%	76.9%	32.3%

Source: Financial Statements/ Management
[1] Adjustments were made to some accounts in the audited financial statements for presentation and margin calculation purposes.

Summary of historical financial information

Management provided Chesf information on the Valuation Date, which was analyzed with the purpose of understanding the trends of the Company's operating indicators.

Income Statement ("IS")

The net revenue in December 2021 increased 33.5% compared to 2020, mainly due to delivery, supply and operation and maintenance revenue growth of power plants, in addition to the increase observed in operating and maintenance revenues of the transmission lines due to the variation of inflation indicators (IPCA and IGP-M) used to update corporate revenues related to these assets.

In the same period, costs increased by 16.7%, reflecting the increase of (i) 51.2% in construction costs, (ii) 13.2% of costs with third-party services, (iii) 12.1% of personnel costs and (iv) 8.3% of other current expenditures. In addition, there was an increase of BRL 2.5 billion in the Regulatory Remuneration item related to transmission contracts, classified as "Other Revenues" in the P&L.

Therefore, the increase in revenues is greater than the increase in costs, in addition to the increase in the Regulatory Remeasurement item, resulted in an EBIT margin gain in the period from 34.4% in 2020 to 71.9% in 2021.

On the other hand, the annualized net operating revenue for the first semester of 2022 grew 3.9% over the previous year, resulting from the increase of (i) 18.3% in the contractual financial revenue of the transmitters (ii) 18.3% with the supply of electricity and (iii) 9.3% of the operating and maintenance revenues of the transmission lines. In the same period, the Company's costs and expenses increased by 13.5% compared to the previous year, influenced by the 75.4% increase in other current expenditures, which ended up more than offsetting the reduction of 15.9% in costs with third-party services and 12.1% in construction costs. In addition, there was a reduction of BRL 3.5 billion in the Regulatory Remeasurement item related to transmission contracts classified as "Other Revenues", which contributed to a fall in the EBIT margin, which decreased 29.9% in the first semester of 2022.

3.2 Historical financial information

Chesf Parent Company - Balance Sheet (thousands of BRL) [1]	Dec/20	Dec/21	Jun/22
Cash and cash equivalents	9,256	9,762	1,977,293
Accounts receivable from customers - ST	1,944,527	845,468	815,869
Invetory	85,065	79,383	107,475
Bonds and securities - ST	2,079,294	2,558,187	827,257
Tax credit- ST	63,879	70,705	110,917
Contractual assets of the concession - ST	3,108,499	2,237,989	2,227,296
Deferred taxes and social contributions - ST	195,190	569,938	769,704
Dividends payable (Remuneration of equity interests)	-	-	63,272
Accounts receivable from mutual transactions - ST	27,108	74,693	-
Other current assets	606,088	654,420	730,979
Current assets	**8,118,906**	**7,100,545**	**7,630,062**
Accounts receivable from customers - LT	487,822	487,822	-
Bonds and securities - LT	210	219	224,038
Tax credit- LT	201,189	204,383	-
Contractual assets of the concession - LT	11,610,045	16,119,592	16,724,222
Deferred taxes and social contributions - LT	145,987	-	208,692
Deferred assets - LT	-	-	1,782,833
Judicial deposits	488,241	322,601	586,398
Accounts receivable from mutual transactions - LT	-	-	-
Other non-current assets - LT	108,215	53,509	56,628
Non-current assets	**13,041,709**	**17,188,126**	**19,582,811**
Investments	6,117,611	5,409,581	5,473,921
Fixed assets	1,237,612	2,277,593	2,472,725
Intangible	116,831	456,549	28,748,569
Fixed assets	**7,472,054**	**8,143,723**	**36,695,215**
Total assets	**28,632,669**	**32,432,394**	**63,908,088**

Source: Financial Statements/ Management
[1] Adjustments were made to some accounts in the audited financial statements for presentation and margin calculation purposes.

Balance Sheet ("BS") - Assets

From the point of view of the Company's asset accounts, in 2021 an increase in concession-related assets (contractual assets of the concession) can be observed compared to 2020, from BRL 14.7 billion to BRL 18.4 billion, mainly due to the monetary update and adjustments in the profitability assumptions of the concession's assets.

The contractual asset of transmission increased significantly, mainly due to the remeasurement of the concession asset related to RBSE, which involved the reprofiling of the financial component of RBSE, the complementary recognition of cost of capital and the completion of the inspection of the evaluation report of the Regulatory Remuneration Base - BRR of Contract Nº. 061/2001. Therefore, the definitive values of the Annual Allowed Revenue - RAP were approved for the Periodic Tariff Review (RTP) of the 2018/2023 cycle.

In the first semester of 2022, the Company's total assets increased by BRL 31.4 billion compared to Dec/21, reaching BRL 63.9 billion in June 2022, mainly due to new contracts for the concession of electricity generation that replaced the existing concession contracts for eight hydroelectric plants contemplated by Law 14.182/2021. In the scope of the Eletrobras privatization process, new contracts were signed for the concession of electricity generation and for the revision of the physical guarantee of these power plants.

The new contracts generated an increase in Chesf's intangible assets in the amount of BRL 28.3 billion, resulting from the right to regulate the exploitation of hydraulic energy potentials through hydroelectric plants, as well as transmission facilities of restricted interest of these plants. The new concession contracts for electricity generation were signed for the plants Xingó, Luiz Gonzaga (Itaparica), Sobradinho, Apolônio Sales (Moxotó), Boa Esperança, Funil, Pedra and Paulo Afonso complex.

Chesf's asset accounts considered in working capital are Accounts receivable from customers and Tax credit. The other accounts were treated as non-operating and, therefore, were included in the analysis as equity value adjustments and added to the present value of cash flows.

3.2 Historical financial information

Chesf Parent Company - Balance Sheet (thousands of BRL) [1]	Dec/20	Dec/21	Jun/22
Loans and financing - ST	228,033	185,006	210,438
Debentures - ST	11,224	14,474	-
Suppliers	340,824	394,846	326,812
Wages and charges payable	4,815	36,741	31,824
Income Tax and social contribution	149,398	155,839	131,102
Interest and dividends payable	1,807,003	1,298,929	860,638
Obligations Law 14.128/2021 - ST	-	-	2,208,744
Regulatory fees - ST	73,516	36,123	292,915
Other current liabilities - ST	93,373	35,371	363,274
Provisions - ST	496,489	485,030	540,848
Current Liabilities	**3,204,675**	**2,642,359**	**4,966,595**
Loans and financing - LT	875,548	848,721	910,105
Debentures - LT	137,991	141,445	-
Obligations Law 14.128/2021 - LT	-	-	11,715,372
Regulatory fees - LT	489,939	459,416	231,453
Deferred taxes and social contributions - LT	-	670,192	2,667,292
Provisions - LT	7,228,284	6,513,261	6,941,200
Other non-current liabilities - LT	377,205	507,699	14,700,826
Non-current Liabilities	**9,108,967**	**9,140,734**	**37,166,248**
Share capital	9,753,953	9,753,953	9,753,953
Capital reserves	4,916,199	4,916,199	1,322,341
Accumulated profits / losses	(3,754,472)	(3,593,858)	1,125,944
Retained earnings	5,403,347	9,573,007	9,573,007
Equity	**16,319,027**	**20,649,301**	**21,775,245**
Total liabilities and Equity	**28,632,669**	**32,432,394**	**63,908,088**

Source: Financial Statements/ Management
[1] Adjustments were made to some accounts in the audited financial statements for presentation and margin calculation purposes.

Balance Sheet ("BS") - Liabilities

Analyzing historical performance Chesf's liability accounts, it was noted an increase of 13.3% in 2021 in comparison to 2020, mainly caused by the increase in the retained earnings due to the net income generated in 2021, causing this account to grow from BRL 5.4 billion in 2020 to BRL 9.6 billion in 2021, in addition to the recognition of BRL 670 million in deferred taxes.

In the first semester of 2022, Chesf's liabilities increased by BRL 31.4 billion. In the period, Chesf had current liabilities values corresponding to an Advance for Future Capital Increase (AFCI) in the amount of BRL 11.7 billion. Additionally, the Law Nº 14.182/2021 established certain obligations to the concessions held at the Chesf Company level as a counterpart to obtain the new concession grants for electricity generation, related to the payment to the CDE and the implementation of the Program for the Revitalization of Water Resources of the Basins of São Francisco and Parnaíba Rivers, totalizing BRL 14 billion.

The Company's gross debt, given by the sum of the loans/financing and debentures, showed a trend of a slight decrease between Dec/20 and Jun/22, of about 5.5% per year, reducing from BRL 1.252 billion in 2020 to BRL 1.120 billion in June/2022.

Analyzing the debt/equity ratio of the Company, it is possible to observe a reduction in the degree of indebtedness between 2020 and the first semester of 2022. In 2020 the debt/equity ratio was 7.1% and decreased to 5.8% in 2021 and then to 5.1% in June 2022.

Chesf's liabilities considered in working capital are Suppliers, Wages and charges payable, Taxes and contributions to be collected and Regulatory Fees. The other accounts were treated as operating and were therefore included in the analysis as equity value adjustments and added to the present value of cash flows.

3.3 Projected financial information

The Income Approach, discounted cash flow method, was considered in the valuation of Chesf.

The projections were based on files provided by Management and/or the Company.

Description

Founded on March 15, 1948, Companhia Hidro Elétrica do São Francisco - Chesf is a public service concessionary by Centrais Elétricas Brasileiras S.A. (Eletrobras). Currently the company has 6 wind power plants, 9 hydroelectric plants, 3 small hydroelectric plants, and 25 transmission contracts.

General Assumptions

- Valuation Date: 30 June 2022;
- Projection period: July 1, 2022, to December 31, 2052;
- Currency: Reais ("BRL") in nominal terms;
- Discount rate: 9.5% in nominal terms, according to the Weighted Average Cost of Capital ("WACC") methodology;
- Adjustments: non-operating assets and liabilities, including cash and debts, were not considered in the cash flow projections. When observed, they were treated separately and added/subtracted from the present value of cash flows, impacting the value of Chesf.

Projected Financial Information

Below is the overview of the main accounts projected for the projection of cash flow.

- **Net Revenue - Generation:** projection were considered for the hydroelectric plants of Complexo Paulo Afonso/Moxotó, Xingó, Boa Esperança, Luiz Gonzaga (Itaparica), Sobradinho, for the small hydroelectric plants of Funil, Pedra and Curemas, and for the wind complexes of Casa Nova A, Casa Nova II, Casa Nova III, Pindai I, Pindai II, and Pindai III.

  The revenues were projected with the following outliers: Annual Generation Revenue (AGR), ACR contracts (regulated market), ACL contracts (free market) and energy sales in the SPOT market. As an offshoot of Law 14.182/2021, which provides for the denationalization of Eletrobras, the plants Complexo Paulo Afonso/Moxotó, Xingó, Boa Esperança, Itaparica, Funil, and Pedra are no longer part of the quotas regime of physical guarantee, decontracting 20% of the energy per year between 2023 and 2026 and is therefore completely descotized in 2027. Thus, this balance of uncontracted energy starts to be traded on the free market in place of the Annual Revenue of Generation (RAG) obtained in the quota regime. The contracts in the ACR represent 1% of the volume sold between 2022 and 2052, totalizing 1,039 MW average in this period, at an average price of BRL 218/MWh on the Valuation Date, which is adjusted annually by the Brazilian Broad Inflation Index ("IPCA"). The ACL contracts represent 99% of the total volume sold in this period, totalizing 128,335 MW average until 2052 at an average price on the Valuation Date of BRL 164/MWh, being also adjusted annually by IPCA. Between 2022 and 2052, it was considered the purchase of 7,103 MW average in the SPOT market at an average price of BRL 169/MWh on the Valuation Date and corrected annually by IPCA. The energy amounts described above change among the sales segments (ACR, ACL and SPOT) and years according to the existing contracts on the Valuation Date and the Company's commercialization strategy. The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023 and stabilizing at 90% from 2024 to the end of the projection, according to the average estimate of the market, implying the need to purchase energy in some projects and surplus energy in others. Specifically for UHE Sobradinho was considered the projection of an energy sales contract in the ACL in the amount of 85 MW average, for 20 years (2023 to 2042), at a price of BRL 80/MWh.

- **Net Revenue - Transmission:** transmission revenue is given by the Annual Allowed Revenue, known as RAP (Portuguese abbreviation for *Receita Anual Permitida*) of the 25 contracts held by Chesf. RAP is approved by the Brazilian Electricity Regulatory Agency (ANEEL) and disclosed annually (normally in the month of June) in the Periodic Tariff Review. The RAP values for future cycles were considered, including the reinforcement values as long as they were approved by ANEEL on the Valuation Date, adjusted by IPCA.

3.3 Projected financial information

Projected Financial Information (cont.)

- **Deductions:** on the gross revenue of generation and transmission there is incidence of PIS and COFINS, projected according to rates applicable to the Actual Profit tax regime. Other deductions on net revenue are: RGR (Global Reduction Reserve), TFSEE (Electric Power Services Inspection Fee), CFURH (Financial Compensation for The Use of Water Resources) and R&D.
- **Costs and Expenses:** the main operating costs and expenses are composed of charges of use and connection, insurance, O&M, personnel, materials, third-party services and others. The assumptions of costs and expenses were provided by the Management, being adjusted annually by the IPCA.
- **EBITDA Margin:** based on revenue, costs and expenses assumptions, the projected average annual EBITDA margin was 63.6%.
- **Depreciation:** a fixed depreciation rate of 3.95% per year was considered according to historical values available in the Company's financial statement.
- **Amortization:** Law 14.182/2021 conditioned the privatization of Eletrobras to the signing of new concession contracts for electricity generation, to substitute the existing contracts. These new contracts made possible the alteration of the exploration regime for the independent production of the quoted plants. The amortization of Intangible Assets related to the new concessions resulting from the Capitalization of Eletrobras was calculated proportionally to the descotization between 2023 and 2026, and by a fixed rate from 2027 to 2052, except for UHE Sobradinho that followed a fixed rate amortization until 2052.
- **Capex:** the corporate investments projections provided by the Management were considered, except those related to expansions and new implantations.
- **Income taxes:** the projection of income taxes was based on the tax Actual Profit method, in which Chesf is classified. Income taxes were projected in accordance with the Brazilian tax legislation in effect, observing an income tax rate of 34%. The projection considers the use of the balance tax losses existing on the Valuation Date, represented by deferred income tax accounted for in the amount of BRL 978.4 million. The offset of losses is limited to 30% of the profit of the period, according to Brazilian tax legislation. Additionally, the SUDAM tax benefit was considered, which allows a 75% reduction in the IRPJ tax rate. For projection purposes, a weighted average of the benefit was calculated based on the plants of Chesf. With this, it was estimated that the benefit will be available until 2031.
- **Working Capital:** the estimated working capital was based on Chesf's historical financial statements. The balance sheet accounts were analyzed and classified as operating or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating income, costs and expenses, as applicable, from the average of working capital days calculated for the last 3 historical periods.

For details of Chesf's DCF, refer to Exhibit 1.

Main operating assumptions	Chesf
Concession Period (years)	30
Concession end date*	Dec/52
Installed Capacity (MW)	10,457
Physical Guarantee (MWavg)	4,789
Sold volume in the Regulated Market ACR (MWavg)	1,039
Sold volume in the Free Market ACL (MWavg)	128,335
Sold/Bought SPOT volume (MWavg)	(7,103)
Average selling price at the Regulated Market ACR (BRL/MWh)	217.8
Average selling price at the Free Market ACL (BRL/MWh)	163.9
Selling price in the SPOT (BRL/MWh)	169.0
SUDAM tax benefit	2031

* For the generation and transmission revenues, the term of each contract was considered, reducing along the projection.

3.4 Discount rate

Below are the parameters considered in the estimation of the discount rate. For details of the discount rate methodology, consult the Appendix.


Cost of Equity (Ke)
Risk-free rate (RF USA) 2.8%[1]
Inflation differential 1.2%[2]
Market risk premium 6.0%[3]
Relevered Beta 0.4[4]
Country risk premium 3.2%[5]
Cost of Equity 10.7%
66.0%
WACC 9.5%
Cost of debt (Kd)
Cost of debt 10.3%[6]
Cost of debt after tax 7.2%
34.0%

Notes:

[1] Source: Federal Reserve (6-month historical average of 20-year T-bonds)

[2] According to the valuation methodology in real terms

[3] Source: EY LLP - Market risk premium is based on historical risk premium and expectations of future risk premium

[4] Based on the average of selected comparable companies Source: Capital IQ

[5] Source: JP Morgan EMBI + (6-month historical average)

[6] Refers to the weighted average of all the Company's funding on the Valuation Date

Further information is available in Appendix II: Discount Rate

3.5 Non-operating adjustments

Adjustment of non-operating items

Non-operating assets/liabilities, debt and cash & equivalents were not part of the cash flow projections, so they were included in the analysis as equity value adjustments and added/subtracted from the present value of cash flows.

The assets and liabilities detailed next, have been classified as non-operating ("NOP") either because they are not recurring or because they are not directly related to Chesf's operating activities.

Non-operational Assets (BRL thousands)	
Inventory	107,475
Bonds and securities - ST	827,257
Dividends payable (Remuneration of equity interests)	63,272
Others current assets - ST	730,979
Bonds and securities - LT	224,038
Deferred assets - LT	1,782,833
Judicial deposits	586,398
Others non-current assets - LT	56,628
Total	**4,378,880**

Non-operational Liabilities (BRL thousands)	
Dividends and interest on equity	860,638
Other current liabilities - ST	363,274
Provisions - ST	540,848
Regulatory fees - LT	231,453
Provisions - LT	6,941,200
Advance for future capital increase - AFCI	11,766,222
Other non-current liabilities - LT	2,934,604
Total	**23,638,239**
Non-operating Assets and Liabilities	**(19,259,359)**

Source: EY / Management

3.6 Estimated value

Composition of Value | Parent Company (BRL million)


37.497
(19.259)
857
19.095
Enterprise Value | Parent Company
Non-operating assets (liabilities)
Net Cash (Net Debt)
Equity Value | Chesf Parent Company

Source: EY / Management

Composition of Value | Parent Company (BRL million)	
Enterprise Value | Parent Company	37,497
Non-operating assets (liabilities)	(19,259)
Net Cash (Net Debt)	857
Equity Value | Chesf - Parent Company[1]	**19,095**
Implicit Multiple	
EV/EBITDA	13.6x
EV/ROL	4.2x

[1]does not include the value of investments in subsidiaries and affiliates

Exhibits 7 and 8 presents details about the selected comparable companies and their respective multiples.

EY

4 Valuation of the Invested Companies

Overview of invested companies

The table below lists the Invested Companies. Sections 4.1 to 4.4 detail the valuation analysis of the invested companies.

Company	% Share	Fair Value of Capital (BRL million)	Main Evaluation Methodology adopted	Segment
Norte Energia S.A.	15.00%	1,682	DCF	Generation
Energia Sustentável do Brasil S.A. (UHE Jirau)	20.00%	1,495	DCF	Generation
Companhia Energética Sinop S.A.	24.50%	241	DCF	Generation
Energética Águas da Pedra S.A. (UHE Dardanelos)	24.50%	297	Multiples	Generation
Vamcruz I Participações S.A.	49.00%	39	Multiples	Generation
Sistema de Transmissão Nordeste S.A. (STN)	49.00%	574	Multiples	Transmitter
Interligação Elétrica do Madeira S.A.	24.50%	750	DCF	Transmitter
Interligação Elétrica Garanhuns S.A. (IEG)	49.00%	409	DCF	Transmitter

Source: Management/EY

Overview of invested companies

Norte Energia S.A.

Constituted through the Norte Energia Consortium, winner of ANEEL Auction 006/2009, Norte Energia S.A. operates and commercializes the energy potential of the Belo Monte Hydroelectric Power Plant, in the state of Pará. With an installed capacity of 11,233 MW and a physical guarantee of 4,571 average MW, the plant is among the largest generating units in the country and was awarded to Norte Energia through a 35-year concession contract from August 2010.

Energia Sustentável do Brasil S.A. (UHE Jirau)

Through a 35-year concession contract signed in August of 2008, Energia Sustentável do Brasil S.A. (UHE Jirau) was established with the purpose of exploring and commercializing the hydraulic energy potential of the Jirau Hydroelectric Power Plant, in the municipality of Porto Velho, capital of the state of Rondônia.

Companhia Energética Sinop S.A.

Through the Auction 006/2013, promoted by ANEEL, Companhia Energética Sinop S.A. was constituted for the management, operation and commercialization of energy generated by Sinop UHE, located in the Teles Pires River, between the municipalities of Cláudio and Itaúba, in the state of Mato Grosso. The concession contract was signed in 2014 and has a term of 35 years.

Energética Águas da Pedra S.A. (UHE Dardanelos)

Founded in April of 2007, Energética Águas da Pedra S.A. (UHE Dardanelos) is the company responsible for the exploration of the hydroelectric potential of the Dardanelos Hydroelectric Power Plant, on the Arapuanã River, in the north of the state of Mato Grosso. With an installed capacity of 261 MW, the plant operates under a 35-year concession contract signed in July of 2007.

Vamcruz | Participações S.A.

Founded in July of 2014, Vamcruz | Participações S.A. is a holding company that manages wind power generation assets, having in its portfolio 4 SPEs located in the municipality of Serra do Mel, in the state of Rio Grande de Norte, being the Wind Power Plant Junco I S.A., the Junco II S.A. Wind Power Plant, Caiçara I S.A. Wind Power Plant and Caiçara II S.A. Wind Power Plant all these projects together have an installed capacity of 93 MW.

Sistema de Transmissão Nordeste S.A. (STN)

Founded in October of 2023, Sistema de Transmissão Nordeste S.A. (STN) aims to carry out the construction, assembly and operation and maintenance of the transmission line that connects Teresina, in Piauí, to Fortaleza, in Ceará, also passing through the municipality of Sobral, in Ceará. In all, the line is approximately 550 kilometers long and had its commercial operation started in 2006 through a 30-year concession contract signed in February 2004.

Interligação Elétrica do Madeira S.A.

It was incorporated in December of 2008 with the objective of building and operating the facilities that cover the LT Transmission Line - Collector Porto Velho (RO) - Araraquara 2 (SP), with an extension of 2,375 kilometers, in addition to a Rectifier Station and an Inverter Station. The Transmitting Line operates under a 30-year concession contract from the date of signature in February of 2009.

Source: Management/Source: Company website

Overview of invested companies

Interligação Elétrica Garanhuns S.A. (IEG)

The Garanhuns S.A. Electrical Interconnection is an SPE established in 2015 with the objective of carrying out the construction, assembly and operation and maintenance of the electrical power installations of the Transmission Lines Gonzaga - Garanhuns, Garanhuns - Campina Grande, Garanhuns - Pau Ferro and Garanhuns - Angelim I, which together add more than 600 kilometers of lines, in addition to two other substations in Garanhuns and Pau Ferro through a concession contract with a term of 30 years after operations in 2015.

4.1

Valuation of the Invested Companies - DCF method | Generation

Projected financial information

Generation

The projections were based on files provided by Management and/or by the Company.

General Assumptions

- Valuation date: June 30, 2022;
- Projection period: were projected according to the respective terms of the concession contracts of the Invested Companies;
- Currency: Reais ("BRL") in nominal terms;
- Discount Rate: Calculated in Brazilian Reais (BRL) in nominal terms, according to the Weighted Average Cost of Capital ("WACC") methodology. Refer to page 34 for details; and
- Adjustments: Non-operating assets and liabilities, including net cash and debt, were not considered in the cash flow projections. When observed, they were treated separately and added/subtracted from the present value of cash flows, impacting the value of the companies;

Projected Financial Information

Below is the overview of the main accounts of the discounted cash flow projection of the Invested Companies of the generation segment.

- **Net revenue:** Revenues were projected according to the volume and price of the ACR and ACL contracts signed by the Invested Companies. Revenue is derived from the supply of energy, for which a tariff is charged that can be established by contract regulated by the CCEE and resulting from public auctions or agreements between the parties, as well as the sale in the short-term market. The revenue is projected considering the assured energy in the concession contracts and the energy generated by the plant.

  The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 until the end of the projection, according to an average market estimate. Additionally, it was considered the sale of the totality of the uncontracted energy in the SPOT market at a rate of BRL 169/MWh. It should be noted that some Invested Companies have hydrological risk renegotiation insurance, which were considered in the projection during its term.

- **Costs:** The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, UBP, personnel, materials, third-party services and others. The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. The TFSEE was calculated considering the BETU of the Valuation date applicable for the valuated generation companies and a rate of 0.4%, applicable over the installed capacity. The CFURH calculation considered the TAR of the Valuation date applicable for the generation companies and a rate of 7%, applicable over the assured energy net of losses. Finally, the TUST was calculated based on the monthly tariffs applicable to each of the Invested Companies. The valuation considered the purchase of energy in the SPOT market at a rate of BRL 169/MWh to face any projected energy deficits. The other costs and expenses were projected in line with the company's history and adjusted annually by the IPCA.
- **Depreciation:** The depreciation expenses related to the existing assets on the Valuation date and to new investments were projected linearly at a rate of 3.0% to 4.0% per year, depending on the company. It is important to note that the residual amount related to the assets that were not fully depreciated during the concession was considered at the end of the projection, impacting the cash flow in the last projection period of each Invested Company.
- **Capex:** The new investments were projected with the objective of maintaining the operational and maintenance level of existing assets and were estimated according to Management's expectations.
- **Income Taxes:** The projection of income taxes was based on the Actual Profit method. The valuation considers the use of tax losses as of the Valuation date. Additionally, the tax benefits of SUDAM/SUDENE were considered, which allow a 75% reduction of the IRPJ.
- **Working capital:** The working capital required for operations was projected by observing the historical trends of the operational accounts of each one of the Invested Companies.

For details of the DCF valuation of the invested companies in the generation segment, refer to Exhibits 2 to 4. The details of the operational assumptions are presented below.

Main operational assumptions

Generation

The following table presents the main operational assumptions used in the valuation of Invested Companies of the generation segment, evaluated by the DCF method. For details of the projected financial information of these companies, refer to Exhibits 2 to 4.

Evaluated Companies/ Main operational assumptions	Norte Energia S.A.	Energia Sustentável do Brasil S.A. (UHE Jirau)	Companhia Energética Sinop S.A.
Concession periods (years)	27	37	31
Concession term	07/2046	09/2045	01/2050
Remaining Concession period (years)	24 years and 1 month	23 years e 3 months	27 Years and 7 months
End Date of Regulated Contracts	2045	2043	2047
Installed Capacity (MW)	11,233	3,750	402
Physical guarantee (MW)	4,571	2,212	243
Sold volume in the regulated market (MW) [1]	3,200	1,565	216
Sold volume in the free market (MW) [1]	672	552	6
Average selling price (BRL/MWh) [1]	173.4	177.0	184.8
GSF Insurance	SP100	S92 e S90	SP95
SUDAM Benefit	2027	2033	2029

[1]As of 30/06/2022.

Source: Management/EY

Discount rate

Generation

The following table shows the breakdown of the discount rate used to discount the projected cash flows of each of the evaluated companies. For details of comparable companies used in the calculation of the discount rate for the Invested Companies in the generation segment evaluated by DCF, refer to Exhibit 9.

Parameters	Norte Energia S.A.	Energia Sustentável do Brasil S.A. (UHE Jirau)	Companhia Energética Sinop S.A.
Unlevered Beta	0.54	0.54	0.54
Cost of debt/ Cost of Equity	62.7%	62.7%	62.7%
Income tax rate[1]	29.5%	24.6%	28.8%
Relevered Beta	0.78	0.80	0.79
Market risk premium	6.0%	6.0%	6.0%
Risk-free rate	2.8%	2.8%	2.8%
Country risk	3.2%	3.2%	3.2%
Inflation diferencial	1.2%	1.2%	1.2%
Nominal CAPM	12.0%	12.1%	12.1%
Cost of debt after Tax	6.3%	7.0%	7.6%
Cost of debt (D)	38.5%	38.5%	38.5%
Cost of equity (E)	61.5%	61.5%	61.5%
Discount rate (WACC)	9.8%	10.2%	10.3%

[1]Average rate considered throughout the projection.

Source: Management/EY

Non-operational assets and liabilities

Generation

Non-operating assets/liabilities, debt and cash & equivalents were not part of the cash flow projections, so they were included in the analysis as equity value adjustments and added/subtracted from the present value of cash flows.

The assets and liabilities detailed below have been classified as non-operating ("NOP") either because they are not recurring or because they are not directly linked to the operating activities of the evaluated companies.

For details of the value adjustments included in the fair value calculation of the Invested Companies in the generation segment, evaluated by the DCF method, refer to Exhibit 2 to 4.

Adjustment components (BRL millions)	Norte Energia S.A.	Energia Sustentável do Brasil S.A. (UHE Jirau)	Companhia Energética Sinop S.A.
(+) ANOPs*	1,069	(370)	339
(-) PNOPs*	(307)	(629)	(76)
Assets (Liabilities) NOPs, net	762	(1,000)	263
(+) Cash & equivalents**	919	633	192
(-) Total debt	(29,409)	(10,699)	(1,469)
Net Cash / (Net Debt)	(28,490)	(10,066)	(1,277)

*ANOPs and PNOPs are abbreviations referring respectively to non-operating assets and non-operating liabilities. It is worth mentioning that the "Deferred Taxes" account was split into "Deferred Taxes - Tax Loss/Negative Base" and "Deferred Taxes - Temporary Differences", so that the first was treated as operational in the projections, while the second, as NOP. In the case of UHE Jirau, this treatment resulted in a negative balance of Deferred Taxes arising from temporary differences, since the Tax Losses/Negative Base balance was greater than the totality of the Deferred Taxes account, as the balance sheet presents the net deferred tax assets and liabilities.

** Only the cash balance was deducted from the gross debt in order to obtain the net debt. The balance of "Bonds and securities", "Financial investments" and the like was considered non-operating assets.

Source: Management/EY

Estimated value

Generation

The table below presents the composition of the estimated fair value for each of the companies evaluated by the DCF method, from the generation segment.

Value Composition (BRL millions)	Norte Energia S.A.	Energia Sustentável do Brasil S.A. (UHE Jirau)	Companhia Energética Sinop S.A.
Enterprise Value	38,939	18,543	1,998
Net cash (net debt)	(28,490)	(10,066)	(1,277)
NOPs, net	762	(1,000)	263
Equity Value	**11,212**	**7,477**	**984**
% Chesf's share	15.00%	20.00%	24.50%
Fair Value of the Company for Chesf	**1,682**	**1,495**	**241**



4.2 Valuation of the Invested Companies - DCF method | Transmission

Projected financial information

Transmission

The projections were based on files provided by the Management and/or by the Company.

General Assumptions

- Valuation date: June 30th,2022
- Projection Period: the remaining years to the end of the concession contract were projected from the valuation date.
- Currency: Brazilian Reais ("BRL") in nominal terms;
- Discount Rate: Calculated in Brazilian Reais (BRL) in nominal terms, according to the Weighted Average Cost of Capital ("WACC") methodology. Refer to page 40 for details;
- Adjustments: Non-operating assets and liabilities were not considered in the cash flow projections. When observed, they were treated separately and added/subtracted from the present value of cash flows and perpetuity, impacting the value of the Invested Companies;

Projected Financial Information

- **Income:** The Revenues of the Companies comes from the Annual Allowed Revenues ("RAP"), referring to the services provided in the Basic Network and established through a concession contract with ANEEL. For the purposes of accounting for the technical interpretation CPC 47 (Revenue Recognition of Contract Revenue with Customers), the Gross Operating Revenue of the transmitters is represented by the events arising from the concession, and is composed of Operating Revenue, Remuneration of Concession Assets and Construction Revenue.
- **Operating costs and expenses:** Operating costs and expenses were projected based on the values provided by Management, being adjusted by the IPCA to be incurred in each year of the projection. Thus, the EBITDA margin projected for the analysis of the Invested Companies remained stable throughout the projection period.
- **Capex:** New investments have been planned by Management considering the nature of the Invested Companies' operations and the maintenance of their transmission networks.
- **Residual value:** For the valuation, we consider that at the end of the concession period, the invested companies will receive the net regulatory fixed assets as indemnity, which is estimated during the concession period based on the investment in CAPEX and the regulatory depreciation.
- **Taxes:** The enterprises operate under the Real Profit regime with the income tax and CSLL rates totaling 34%, according to the legislation in force.
- **Working capital:** The working capital required to operate each of the assets was projected observing the historical behavior of the operational accounts of the companies that are in commercial operation

For details of the DCF valuation of the Transmission segment Invested Companies, refer to Exhibit 5.

Details of the operating assumptions are presented on page 39.

Main operational assumptions

Transmission

The following table presents the main operational assumptions used for each one of the Invested Companies by DCF. For details of the projected financial information of these companies, refer to Exhibits 5 and 6.

Valuated Companies / Main Operating Assumptions	Interligação Elétrica do Madeira S.A.	Interligação Elétrica Garanhuns S.A. (IEG)
Concession period (years)	30	30
Term of the concession	02/2039	12/2041
Remaining term of the concession	16 years and 8 months	19 years and 6 months
RAP Cycle 22/23 (BRL thousands)	667,060	127,189
Unavailability (% RAP)	2,7%	0,5%
TFSEE (% GR)	0,4%	0,4%
RGR (% GR)	2,6%	2,6%
P&D (% NR)	1,0%	1,0%

Source: Management/Source: Company website

Discount rate

Transmission

Discount rate

The following table shows the breakdown of the discount rate used to discount the projected cash flows of each of the valuated companies. For details of the discount rates calculated for the Invested Companies of the Transmission segment, valuated by DCF, refer to Exhibits 5 and 6.

Parameters	Interligação Elétrica do Madeira S.A.	Interligação Elétrica Garanhuns S.A. (IEG)
Unlevered Beta	0.49	0.49
Cost of debt/Cost of equity	29.1%	29.1%
Income Tax Rate	32.0%	32.0%
Relevered Beta	0.58	0.58
Market risk premium	6.0%	6.0%
Free-risk rate	2.8%	2.8%
Risk Brasil	3.2%	3.2%
Inflation diferencial	1.2%	1.2%
Nominal CAPM	10.8%	10.8%
Cost of debt post tax	5.8%	4.9%
Cost of debt	22.53%	22.53%
Cost of equity	77.47%	77.47%
Discount rate (WACC)	9.7%	9.5%

For details of the discount rates calculated for the Invested Companies in the Transmission segment, valuated by DCF, refer to Appendices.

Non-operational assets and liabilities

Transmission

Non-operating assets/liabilities, debt and cash & equivalents were not part of the cash flow projections, so they were included in the analysis as equity value adjustments and added/subtracted from the present value of cash flows.

The assets and liabilities detailed below have been classified as non-operating ("NOP") either because they are non-recurring or because they are not directly linked to the operating activities of the companies being valuated.

For details of the value adjustments included in the fair value calculation of the Invested Companies of the Transmission segment, valuated by DCF, refer to Exhibits 5 and 6.

Components of the adjustments BRL million	Interligação Elétrica do Madeira S.A.	Interligação Elétrica Garanhuns S.A. (IEG)
(+) ANOPs*	119	15
(-) PNOPs**	(447)	(41)
Assets (Liabilities) NOPs, net	(328)	(27)
(+) Cash & equivalents	381	36
(-) Total debt	(1,512)	(138)
Net Cash / (Net Debt)	(1,131)	(101)

*ANOPs and PNOPs are abbreviations referring respectively to non-operating assets and non-operating liabilities. It is worth mentioning that the "Deferred Taxes" account was divided between "Deferred Taxes - Tax Loss/Negative Base" and "Deferred Taxes - Temporary Differences", so that the first was treated as operational in the projections, while the second, as NOP .

** Only the cash balance was considered to deduct from the gross debt and obtain the net debt. The balance of "Bonds and securities", "Financial investments" and the like was considered in the breakdown of non-operating assets.

Estimated value

Transmission

The table below presents the composition of the estimated fair value for each of the invested companies valuated by DCF, from the transmission segment.

Composition of the value BRL millions	Interligação Elétrica do Madeira S.A.	Interligação Elétrica Garanhuns S.A. (IEG)
Enterprise Value	4,520	964
Net cash (net debt)	(1,131)	(101)
NOPs, net	(328)	(27)
Equity Value	**3,060**	**836**
% Chesf's share	**24.50%**	**49.00%**
Fair Value of the Company for Chesf	**750**	**409**

Source: Management/EY



4.3 Valuation of the Invested Companies - GPC method | Generation

Valuation under the GPC method

Generation

Valuation multiples were calculated based on operating data from the guideline public companies ("GPCs"). The multiples derived from GPCs provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a minority stake in a given company. These multiples were applied to the operating data of the companies valued to arrive at an indication of enterprise value.

A search of GPCs using S&P Capital IQ was carried out using the following criteria:

1. Only publicly traded companies;
2. Industry: Energy. Sub-sector: Generation[1].
3. Country: Brazil.

Note:

1. For the Invested Companies, the sub-sector (focus of operation) was taken into consideration, being segregated between: Generation, Transmission or Distribution. In cases where the operations of a particular company included one or more subsectors, an analysis of the representativeness of Net Revenue and/or EBITDA by subsector was performed, based on information available on the Valuation Date.

Valuation under the GPC multiples

In applying the methodology, valuation multiples were derived based on financial statements of the GPCs.

In order to eliminate the effects of different capital structures among the GPCs, the valuation multiples were derived on an unleveraged basis. Thus, the multiples were derived based on an enterprise value ("EV") basis:

- EV / Net Revenue ("NR") LTM;
- EV / NR LFY;
- EV / EBITDA LTM;
- EV / EBITDA LFY.

The multiples refer to the last fiscal year ("LFY") and to the last twelve months immediately before the Valuation Date ("LTM").

Operating and financial comparison

After identifying reasonably similar publicly traded companies and calculating appropriate valuation multiples, it was necessary to analyze the operating and financial performance of the Invested Companies relative to the selected GPCs. In the valuation and comparison of the Invested Companies relative to the selected GPCs the following factors were considered:

- Profitability – The EBITDA margins of the companies were ranked along the range of the profitability indications observed for the GPCs in each respective period (LTM and LFY).
- Growth – The annual growth rates of Net Revenue ("NR") and EBITDA of the Invested Companies were ranked along the range of the indications of the respective growth rates observed for the GPCs in each respective period (LTM and LFY).

Estimated Value

The selected multiples were applied to the corresponding financial data of the Invested Companies, which resulted in a series of indications of enterprise values.

Adjustments were made in EBITDA to exclude non-recurring results and/or non-cash items.

The values derived from each of the selected multiples were weighted, according to the relevance of the financial metric analyzed (Net Revenue LTM, Net Revenue LFY, EBITDA LTM and EBITDA LFY).

The weighted enterprise value was adjusted for cash and equivalent, interest-bearing debt, non-operating assets and non-operating liabilities, resulting in a fair value indication for each of the Invested Companies as of the Valuation Date.

Refer to Exhibit 9 for detailed calculations.

Multiples of the GPCs

Generation

The following table presents the multiples of the selected GPCs in the generation sub-sector. For details on the financial information of the GPCs, please refer to Exhibit 9.

Multiples of GPCs | Generation

Companies	EV/ EBITDA LTM	EV/ NR LTM	EV/ EBITDA LFY	EV/ NR LFY
Alupar Investimento S.A.	5.0 x	4.0 x	4.1 x	3.0 x
CPFL Energia S.A.	5.9 x	1.5 x	5.5 x	1.3 x
Engie Brasil Energia S.A.	6.9 x	4.1 x	6.4 x	3.5 x
Centrais Elétricas Brasileiras S.A. - Eletrobrás	4.7 x	3.4 x	3.6 x	2.4 x
Empresa Metropolitana de Águas e Energia S.A.	15.4 x	1.7 x	12.0 x	5.1 x
Rio Paranapanema Energia S.A.	6.7 x	2.4 x	3.3 x	3.3 x
Neoenergia S.A.	4.8 x	1.2 x	5.2 x	1.2 x
Minimum	4.7 x	1.2 x	3.3 x	1.2 x
1o Quartile	4.9 x	1.6 x	3.8 x	1.8 x
Average	7.1 x	2.6 x	5.7 x	2.8 x
3o Quartile	6.8 x	3.7 x	6.0 x	3.4 x
Maximum	15.4 x	4.1 x	12.0 x	5.1 x
Median	5.9 x	2.4 x	5.2 x	3.0 x

Source: Capital IQ

Selected multiples

Generation

The following table presents the selected multiples and weightings for each of the respective Invested Companies. For details on the calculation of multiples for the Invested Companies of the generation sub-sector, refer to Exhibit 7.

Selected market multiples and weighting

Companies	EV/ EBITDA LTM	Weight (%)	EV/ NR LTM	Weight (%)	EV/ EBITDA LFY	Weight (%)	EV/ NR LFY	Weight (%)
Norte Energia S.A.	15.4x	38%	3.7x	13%	12.0x	38%	3.4x	13%
Energia Sustentável do Brasil S.A. (UHE Jirau)	15.4x	100%	4.1x	0%	12.0x	0%	5.1x	0%
Companhia Energética Sinop S.A.	15.4x	60%	4.1x	40%	12.0x	0%	5.1x	0%
Energética Águas da Pedra S.A. (UHE Dardanelos)	6.8x	30%	3.7x	20%	6.0x	30%	3.4x	20%
Vamcruz I Participações S.A.	4.9x	30%	2.6x	20%	6.0x	30%	3.4x	20%

Selected multiples

Generation

Specific comments regarding the valuation under the GPC method

Weighting between selected multiples

In general, the weighting among the selected multiples followed the criteria described below:

- **EV/EBITDA LTM**: A weighting of 30% was assigned.
- **EV/EBITDA LFY**: A weighting of 30% was assigned.
- **EV/NR LTM**: A weighting of 20% was assigned.
- **EV/NR LFY**: A weighting of 20% was assigned.

Exceptions to multiple weighting criteria are following described:

- **Norte Energia S.A**: It was noted an EBITDA growth significantly above net revenue growth. Thus, a lower weighting of 25% was attributed to the EV/NR multiples, and 75% to the EV/EBITDA multiples.
- **Energia Sustentável do Brasil S.A. (UHE Jirau)**: In order to capture the growth in EBITDA and in EBITDA margin in the LTM a weighting of 100% was assigned to the EV/EBITDA LTM multiple.
- **Companhia Energética Sinop S.A.**: In order to capture the growth in Net revenue and EBITDA in the LTM no weighting was assigned to the multiples corresponding to the LFY.

Value conclusion

Generation

The following table presents the estimated fair value for each of the Invested Companies on the generation subsector. As detailed below, certain assets and liabilities were categorized as non-operating ("NOPs") either because they are non-recurring or because they are not directly related to the operating activities of the Invested Companies.

Invested Company (in BRL millions)	Enterprise Value[1]	Cash (+)	Debt (-)	Assets NOPs (+)	Liabilities NOPs (-)	Equity Value (=)	Share (%)[2]	Fair value for Chesf
Norte Energia S.A.	38,282	919	(29,409)	1,069	(307)	10,555	15.00%	1,583
Energia Sustentável do Brasil S.A. (UHE Jirau)	17,078	633	(10,699)	(370)	(629)	6,012	20.00%	1,202
Companhia Energética Sinop S.A.	1,791	192	(1,469)	339	(76)	777	24.50%	190
Energética Águas da Pedra S.A. (UHE Dardanelos)	1,227	164	(160)	15	(36)	1,211	24.50%	297
Vamcruz I Participações S.A.	218	3	(167)	104	(79)	79	49.00%	39

Source: Management/EY

Notes:
(1) For details on the calculation of multiples of the Invested Companies on the generation segment, refer to Exhibits 7.1 and 7.2.
(2) As provided by Management.

4.4

Valuation of the Invested Companies - GPC method | Transmission

Valuation under the GPC method

Transmission

Valuation multiples were calculated based on operating data from the guideline public companies ("GPCs"). The multiples derived from GPCs provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a minority stake in a given company. These multiples were applied to the operating data of the companies valued to arrive at an indication of enterprise value.

A search of GPCs using S&P Capital IQ was carried out using the following criteria:

1. Only publicly traded companies;
2. Industry: Energy. Sub-sector: Transmission[1].
3. Country: Brazil.

Note:

1. For the Invested Companies, the sub-sector (focus of operation) was taken into consideration, being segregated between: Generation, Transmission or Distribution. In cases where the operations of a particular company included one or more subsectors, an analysis of the representativeness of Net Revenue and/or EBITDA by subsector was performed, based on information available on the Valuation Date.
2. The revenue generated by transmission companies, known as RAP (Portuguese abbreviation for *Receita Anual Permitida*, translated to English as Allowed Annual Revenue), is approved by the Brazilian Electricity Regulatory Agency and disclosed annually (normally in the month of June) in the Periodic Tariff Review, which establishes the RAP for the next 12 months, adjusted by inflation.

Valuation under the GPC Method

In applying the methodology, valuation multiples were derived based on financial statements of the GPCs.

In order to eliminate the effects of different capital structures among the GPCs, the valuation multiples were derived on an unleveraged basis. Thus, the multiples were derived based on an enterprise value ("EV") basis:

- EV / RAP[2] LTM + 1: Allowed Annual Revenue ("RAP") for the 12-month period from 01 July 2022 to 30 June 2023
- EV / RAP LTM: RAP for the 12-month period from 01 July 2021 to 30 June 2022
- EV / EBITDA LTM
- EV / EBITDA LFY

The EBITDA multiples refer to the last fiscal year ("LFY") and to the last twelve months immediately before the Valuation Date ("LTM").

Operating and financial comparison

After identifying reasonably similar publicly traded companies and calculating appropriate valuation multiples, it was necessary to analyze the operating and financial performance of the Invested Companies relative to the selected GPCs. In the evaluation and comparison of the Invested Companies relative to the selected GPCs the following factors were considered:

- **Profitability** - The EBITDA margins of the companies were ranked along the range of the profitability indications observed for the GPCs in each respective period (LTM and LFY).
- **Growth** - The annual growth rates of RAP and EBITDA of the Invested Companies were ranked along the range of the indications of the respective growth rates observed for the GPCs in each respective period - LTM and LFY for EBITDA; LTM+1 and LTM for RAP .

Estimated Value

The selected multiples were applied to the corresponding financial data of the Invested Companies, which resulted in a series of indications of enterprise values.

Adjustments were made in EBITDA to exclude non-recurring results and/or non-cash items.

The values derived from each of the selected multiples were weighted, according to the relevance of the financial metric analyzed (RAP LTM+1, RAP LTM, EBITDA LTM and EBITDA LFY).

The weighted enterprise value was adjusted for cash and equivalent, interest-bearing debt, non-operating assets and non-operating liabilities, resulting in a fair value indication for each of the Invested Companies as of the Valuation Date.

Refer to Exhibit 8 for the detailed calculations.

Multiples of the GPCs

Transmission

The following table presents the multiples of the selected GPCs in the transmission sub-sector. For details on the financial information of the GPCs, please refer to Exhibit 9.

Multiples of GPCs | Transmission

Companies	EV/ EBITDA LTM	EV/ RAP[1] LTM	EV/ EBITDA LFY	EV/ RAP LFY
Transmissora Aliança de Energia Elétrica S.A.	5.6x	11.3x	4.8 x	10.7 x
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	5.3x	10.2x	5.1 x	7.9 x
Minimum	5.3 x	10.2 x	4.8 x	7.9 x
1o Quartile	5.4 x	10.5 x	4.9 x	8.6 x
Average	5.5 x	10.8 x	4.9 x	9.3 x
3o Quartile	5.5 x	11.0 x	5.0 x	10.0 x
Maximum	5.6 x	11.3 x	5.1 x	10.7 x
Median	5.5x	10.8x	4.9x	9.3x

Note:

(1) RAP (Portuguese abbreviation for *Receita Anual Permitida*, translated to English as Allowed Annual Revenue)

Source: Capital IQ

Selected multiples

Transmission

The following table presents the selected multiples and weightings for each of the respective Invested Companies. For details on the calculation of multiples for the Invested Companies of the transmission sub-sector, refer to Exhibits 8.1 and 8.2.

Selected market multiples and weighting

Companies	EV/ EBITDA LTM	Weight (%)	EV/ RAP LTM + 1	Weight (%)	EV/ EBITDA LFY	Weight (%)	EV/ RAP LTM	Weight (%)
Sistema de Transmissão Nordeste S.A. (STN)	n/a	n/a	7.9x	64.00%	4.8x	20.00%	10.2x	16.00%
Interligação Elétrica do Madeira S.A.	5.6x	16.00%	9.3x	64.00%	5.1x	4.00%	10.8x	16.00%
Interligação Elétrica Garanhuns S.A. (IEG)	5.6x	16.00%	10.7x	64.00%	5.1x	4.00%	10.8x	16.00%

Source: Management/EY

Selected multiples

Transmission

Specific comments regarding the valuation under the GPC method

Weighting among the selected multiples

In general, the weighting among the selected multiples followed the criteria described below:

- **EV/RAP LTM+1:** The highest weighting was assigned, equivalent to 64%. The revenue of the transmission companies, known as RAP (*Receita Anual Permitida*), is approved by the Brazilian Electricity Regulatory Agency and disclosed annually (normally in the month of June) in the Periodic Tariff Review, which establishes the RAP for the next 12 months, adjusted by inflation. Thus, the greater weighting attributed to RAP for the next cycle (2022-2023) aims to capture the expected growth, already considering the remuneration for the investments made by the companies.
- **EV/RAP LTM:** A weighting of 16% was assigned.
- **EV/EBITDA LTM:** A weighting of 16% was assigned.
- **EV/EBITDA LFY:** A weighting of 4% was assigned.

Despite of a higher weighting assumed to the LTM+1 EV/RAP multiple, the assessment also captured the historical performance of each company compared to the GPCs.

Exception to multiple weighting criteria is following described:

- **Sistema de Transmissão Nordeste S.A. (STN):** We did not have access to the historical financial statements ended June 30, 2022. Therefore, our analyses were based on financial information ended December 31, 2021.

Value conclusion

Transmission

The following table presents the estimated fair value for each of the Invested Companies on the transmission subsector. As detailed below, certain assets and liabilities were categorized as non-operating ("NOPs") either because they are non-recurring or because they are not directly related to the operating activities of the Invested Companies.

Companies (in BRL millions)	Enterprise Value[1]	Cash (+)	Debt (-)	Assets NOPs (+)	Liabilities NOPs (-)	Equity Value (=)	Share (%)[2]	Fair value for Chesf
Sistema de Transmissão Nordeste S.A. (STN)	1,163	35	(37)	36	(26)	1,172	49.00%	574
Interligação Elétrica do Madeira S.A.	6,014	381	(1,512)	119	(447)	4,554	24.50%	1,116
Interligação Elétrica Garanhuns S.A. (IEG)	1,237	36	(138)	15	(41)	1,109	49.00%	544

Notes:
(1) For details on the calculation of multiples of transmission segment refer to Exhibits 8.1 and 8.2.
(2) As provided by the Management.

Source: EY/ Management



5 Value conclusion

5.1 Value conclusion

As presented in the methodology section, we selected the DCF methodology for the value conclusion of Chesf Controlled Company and its privately held Invested Companies which the book value of the investment on the Valuation Date was equal to or higher than BRL 278 million. The GPC methodology was used for all companies within the scope of valuation. However, for the companies valued under the DFC method, Market Cap, or Transaction Value, the GPC methodology was used as a reasonableness analysis for the estimated values and not for the value conclusion.

Accordingly, based on the stated parameters and assumptions, our fair value recommendation for the total shareholders' equity of the Company is following presented:

Summary of values (in millions of BRL)	
Enterprise Value | Chesf - Parent Company	37,497
Non-operating assets (liabilities)	(19,259)
Net Cash (Net Debt)	857
Equity Value | Chesf - Parent Company	19,095
Equity Value of Invested Companies	5,487
Equity Value | Consolidated	**24,582**

Value per share	Amount (thousand)	Unit Value
Common	54,151	BRL 439.70
Preferred	1,754	BRL 439.70

Source: EY/ Management

Invested Companies	% Share	Fair Value
Norte Energia S.A.	15.00%	1,682
Energia Sustentável do Brasil S.A. (UHE Jirau)	20.00%	1,495
Companhia Energética Sinop S.A.	24.50%	241
Energética Águas da Pedra S.A. (UHE Dardanelos)	24.50%	297
Vamcruz I Participações S.A.	49.00%	39
Sistema de Transmissão Nordeste S.A. (STN)	49.00%	574
Interligação Elétrica do Madeira S.A.	24.50%	750
Interligação Elétrica Garanhuns S.A. (IEG)	49.00%	409
Total		**5,487**

Based on the analysis of the rights and benefits of each of the classes of shares and the history of payment of dividends per class of share, it was concluded that there is no economic differentiation between the common and preferred shares of Chesf.

The Company's fair value, consolidated, represents the fair value of Chesf Parent Company plus the fair value of its Invested Companies, as described throughout this Report.

This estimate of value does not consider possible contingencies, insufficiencies, or supervening assets or liabilities that are not recorded in the Company's equity position, as provided by Management. Because of this, the results presented do not consider their effect, if any.

Conclusion

Based on the information analyzed, the assumptions, and the limitations described in this Report, our valuation resulted in a fair value estimate of BRL 24,582 million for 100% of Chesf's shareholders' equity as of 30 June 2022.



Governing Items

6.1 Statement of limiting conditions

Our analysis is based on information provided by Management. According to Professional practices, the analysis is derived from the application of the Income Approach using the DCF method, Market Capitalization or GPCM, when appropriate.

In order to achieve our objective of the valuation analysis, we applied procedures based on economic and market facts prevailing on June 30, 2022. The values presented in this Report are a result of the analysis of historical financial data, as well as Management's estimates and analysis of future events;

The considerations herein were analyzed by the EY professionals and prepared based on data and facts provided by Management, in addition to external sources, as indicated;

None of the EY partners or professionals who have been part of the team responsible for this engagement holds a financial interest in the Company and/or Invested Companies, thus confirming their independence. The fees estimated for carrying out this work are not based on nor are related to the values herein reported;

This study was performed based on information provided by Management, which was assumed as being true, since it is not part of the scope of this work to conduct any type of audit procedure. Because no audit procedures were performed, EY cannot assume any liability with respect to historical and prospective information used in this Report;

The projections are based on information reported in the financial statements, provided by Management, as well as on the information acquired during meetings, and on the discussions held with Management;

It was part of our work to obtain information with Chesf and Eletrobras, which deem reliable, and Management has the exclusive responsibility for its accuracy;

No investigation was made on securities owned by the Company, nor any kind of investigation was performed on the existence of liens or encumbrances performed;

EY is not responsible for updating this report to reflect events and circumstances that could occur after the Valuation Date;

Our scope of work does not include any audit, due diligence and/or tax advisory process and, therefore, we do not consider in this assessment any contingencies that are not recorded in the Company's financial statements as of the Valuation Date;

No control premium was assumed in the valuation. Therefore, it was assumed that the estimated fair value of Chesf represents 100% of its equity;

We have not had the opportunity to expose the business or assets of the Company, individually or jointly, to the market. As a result, we could not conclude whether there are potential buyers willing to pay an amount that exceeds the values estimated in this Report;

This Report estimates/expectations, as well as the conclusions presented are for the exclusive use of Management and shareholders of Chesf and Eletrobras, in the context of the resolution of the Operation of Merger of Shares . Therefore, this document must not distributed to any other parties, except if required by local and tax authorities, auditors and their lawyers, or under the following conditions:

- EY should be notified about any distribution of this Report, which, in turn, should be previously approved;
- The recipients of this Report must commit, in writing, to do not distribute this Report to any other parties;
- This Report must not be distributed in parts;
- Any user of this Report must be aware of the conditions that guided this work, as well as market and economic conditions in Brazil; and
- If necessary, EY may answer questions regarding this Report, at the expense of Management, only if previously agreed with the receivers the scope of such questions and answers.

6.1 Statement of limiting conditions

This Report was prepared for the purpose described in our contract and must not be used for any other purpose. EY assumes no responsibility for any third party, nor in the case of the Report is used for any other purposes that were not part of the scope of this work;

Certain financial data used in our valuation were derived from audited and/or unaudited financial statements and are the responsibility of Management. The financial statements may include disclosures required by generally accepted accounting principles. We have not independently verified the accuracy or completeness of this data provided and do not express an opinion or offer any form of assurance regarding its accuracy or completeness;

We assume no responsibility for any transaction, financial and tax reporting decisions, which are under Management responsibility. It is our understanding that Management takes responsibility for any financial statement and tax reporting matters with respect to the assets covered in our analysis, and for the ultimate use of our Report;

Our assessment is done based on elements that are reasonably expected, therefore, does not consider possible extraordinary and unforeseeable events (new regulation for the Company, changes in tax laws, natural disasters, political and social events, nationalizations etc.);

Our valuation was based on the best available information and estimates. However, as any other prospective information, it involves risk and uncertainties, and actual results may differ when compared to the prospective information used in this report;

The factors that may result in differences between the projected cash flows and actual results include changes in the external environment, changes in the Company's internal operating environment and differences in modeling. The DCF method or any other valuation method, do not anticipate changes in the external and internal environments in which the Company operates, except those noted in this Report.



7 Appendices

7.1 Valuation methodologies

In the valuation of the equity or enterprise value of a company, three different approaches may be employed to estimate the Fair Value of the interests: the Income Approach, the Market Approach and the Cost Approach. While each of these approaches is initially considered in the valuation, the nature and characteristics of the Company will indicate which approach, or approaches, are most applicable.

Income Approach

The Income Approach focuses on the income-producing capability of the subject business. One methodology in the Income Approach is the Discounted Cash Flow Method, which focuses on the expected cash flow of the subject company. In applying this approach, the cash flow available for distribution is calculated for a finite period of years.

Cash flow available for distribution is defined, for purposes of this analysis, as the amount of cash that could be distributed without impairing the future profitability or operations of the company. The cash flow available for distribution and the terminal value (the value of the subject company at the end of the estimation period) are then discounted to present value to derive an indication of value of the business enterprise for each company. For purposes of this analysis, cash flows to all investors are estimated, therefore interest-bearing debt and interest expense have not been considered in the derivation of projected annual cash flows.

Market Approach

The Market Approach is typically composed of the Guideline Public Company Method (GPCM) and the Guideline Transactions Method (GTM). The GPCM focuses on comparing the subject company to select reasonably similar (or guideline) publicly traded companies. Under this method, valuation multiples are:

- Derived from the operating data of selected guideline public companies
- Evaluated and adjusted based on the strengths and weaknesses of the subject company relative to the selected guideline public companies
- Applied to the operating data of the company in question to arrive at an indication of value;

In the GTM, consideration is given to prices paid in recent transactions that have occurred in the subject company's industry or in related industries.

Cost Approach

The Adjusted Net Assets Method represents one methodology employed in the Cost Approach to value a company. In this method, a valuation analysis is performed for a company's identified fixed, financial and other assets. The derived aggregate value of these assets is then "netted" against the estimated value of all existing and potential liabilities, resulting in an indication of the value of the shareholders' equity. An ongoing business enterprise is typically worth more than the Fair Value of its underlying assets due to several factors:

- The assets valued independently may not reflect economic value related to the prospective cash flows they could generate.
- This approach may not fully reflect the synergy of the assets but rather their independent values.
- Intangible assets inherent in the business, such as reputation, superior management, proprietary procedures or systems, or superior growth opportunities are difficult to measure independent of the cash flow they generate.

7.2 Discount rate derivation

Calculation for WACC

$$WACC = W_E * K_E + W_D * K_D$$

Where:

= Value of equity/value of total capital

= Cost of equity

= Value of interest-bearing debt/value of total capital

= After-tax cost of interest-bearing debt

Calculation for cost of equity

$$K_E = RF + \beta * ERP$$

Where:

= Risk-free rate of return

= Systematic risk of the equity

= Market equity risk premium

The weighted average cost of capital (WACC) measures a company's cost of debt and equity financing weighted by the percentage of debt and percentage of equity in a company's target capital structure.

The magnitude of the discount rate is related to the perceived risk of the investment. The concept of risk involves an investment situation that lies between complete certainty of monetary return (no risk) and complete uncertainty of monetary return (infinite risk). When an investor contemplates two investments, each having the same expected monetary return, an investor would prefer the investment bearing the lesser risk. Therefore, the higher the risk, the higher the expected return.

Cost of equity

To estimate the cost of equity, the Capital Asset Pricing Model (CAPM) was used. The CAPM (unadjusted) postulates that the cost of equity is equal to the return on risk-free securities plus an individual risk premium. The risk premium is the company's systematic risk (beta) multiplied by the market price of risk (market equity risk premium).

Risk-free rate

The premium offered by the 20-year US Treasury bond was used as an approximate return on a risk-free rate. The rates on longer bonds are generally considered to be a result closer to a risk-free rate, and although 30-year bonds exist, the rates on 20-year bonds do not reflect the additional demand for such longer bonds, which are the longest possible security term.

Beta

Beta was selected based on the analysis of betas of stocks of similar publicly traded companies. A beta coefficient of 1.0 implies that the company's return varies with the overall market. The betas of comparable companies were extracted from S&P Capital IQ. Our Company's unlevered beta is equivalent to the average beta of comparable companies.

Market equity risk premium

EY used a market risk premium of 6.0% in our return on equity estimate. This premium is estimated according to the return a long-term investor requires against other risk-free returns on a diversified portfolio of stocks of U.S. traded companies. Our premium considers historical realized returns for both the short term and long term estimates, recently published academic studies, and reflects the increased market volatility and uncertainties created by the coronavirus pandemic.

7.3 Macroeconomic analysis

Annual GDP (%)


1,1%
-4,3%
4,6%
1,5%
0,5%
1,7%
1,8%
1,9%
2019 2020 2021 2022 2023 2024 2025 2026

Annual inflation (%)


7,3%
4,4%
23,1%
4,5%
17,4%
10,0%
12,1%
8,1%
4,9%
5,0%
4,2%
3,4%
4,0%
3,3%
3,9%
3,3%
2019 2020 2021 2022 2023 2024 2025 2026
IPCA
IGP-M

Annual Selic (%)


5,9%
2,8%
9,3%
13,8%
10,5%
7,8%
7,5%
7,5%
2019 2020 2021 2022 2023 2024 2025 2026

Source: IBGE and Banco Central do Brasil

Macroeconomic Analysis

When performing a valuation of a business or its assets, it is important to understand the main economic trends of the country in which it operates. Considering that the Company is inserted in the Brazilian market, the main macroeconomic information is presented below. The analysis below refers to the valuation date of this work, according to information released by the Central Bank of Brazil (BACEN), Focus Bulletin, Getúlio Vargas Foundation (FGV), Oxford Economics and JP Morgan.

Economic activity

The Gross Domestic Product (GDP), ended 2021 at 4.6%. According to Bacen's expectations, until June 30, 2022 an average growth of 1.5% of the GDP is expected in 2022 and 0.5% in 2023.

Inflation

The official inflation index, IPCA (Brazilian Broad Consumer Price Index), was 10.0% in 2021. According to the market expectations presented by Bacen until June 30, 2022, the variation of the IPCA inflation index should reach 8.1% in 2022 and 5.0% in 2023. The General Market Price Index (IGP-M), calculated by FGV, closed 2021 at 17.4%. The expectations of the analysts of the Focus Bulletin is that this index will be 12.1% in 2022 and 4.9% in 2023. The increase in inflation has a direct impact on the electricity tariff, which is readjusted annually based on the variation of the IPCA registered in the period.

Monetary policy

Considering the base scenario, the balance of risks and the wide range of information available, the Monetary Policy Committee (Copom) unanimously decided to raise the basic interest rate to 13.25% p.a., in a meeting held on June 15, 2022. The Committee understands that this decision reflects its basic scenario and balance of risks of greater than usual variance for prospective inflation and is compatible with the convergence of inflation to the target in the relevant horizon, which includes calendar years 2022 and 2023.

The exchange rate closed the month of March 2022 at 5.24 BRL/USD. Market expectations point to average rates of 5.09 BRL/USD for 2022 and 5.10 BRL/USD for 2023.

Country-Risk

The index explains the difference in the daily performance of US and emerging country debt securities, and is an indicator of the financial health of the country in question. The index ended the month of March 2022 at 294 basis points, indicating a difference of 2.94 p.p. between the performance of Brazilian securities and that of American securities. The average of the last 6 months was 3.34 p.p. Source: Embi+, calculated by JP Morgan.

7.4 Comparable companies

Generation

Companies	Description
CPFL Energia S.A.	CPFL Energia S.A., through its subsidiaries, generates, transmits, distributes and sells electricity to residential, industrial and commercial customers in Brazil. The company generates electricity through wind, biomass, solar and hydroelectric plants. As of December 31, 2021, the company distributed electricity to approximately 10.2 million customers, had 336,053 kilometers of distribution lines that included 498,155 distribution transformers and 565 high to medium voltage transformer substations with a total transformer capacity of 19,178 MVA. It also has an installed capacity of 4,385 megawatts. The company was founded in 1998 and is headquartered in Campinas, Brazil. CPFL Energia S.A. is a subsidiary of State Grid Brazil Power Participações S.A.
Companhia Paranaense de Energia - COPEL	Companhia Paranaense de Energia - COPEL is involved in the generation, transformation, distribution, and marketing of energy to industrial, residential, commercial, and rural customers, among others, mainly in the State of Paraná, Brazil. COPEL is also involved in the distribution of piped natural gas. As of December 31, 2021, the company operated 20 hydroelectric plants, 30 wind plants and 1 thermoelectric plant with a total installed capacity of 5,957 megawatts and owned and operated 3,638 km of transmission lines and 204,957 km of distribution lines. It has concessions for electricity distribution in 394 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. Companhia Paranaense de Energia - COPEL was founded in 1954 and is headquartered in Curitiba, Brazil.
Engie Brasil Energia S.A.	Engie Brasil Energia S.A., together with its subsidiaries, generates and sells electricity in Brazil. The company operates 68 plants, including 11 hydroelectric plants, 4 thermoelectric plants, 49 wind plants, 3 biomass plants, 2 solar photovoltaic plants, 1 conventional thermoelectric plant, and 2 small hydroelectric plants in 21 states in Brazil. As of December 31, 2021, it had an installed capacity of 8,218.7 megawatts. The company also transports natural gas through 4,500 km of pipelines in the Southeast, Northeast, and North regions of Brazil. In addition, it is active in the manufacture, wholesale, retail, operation, and maintenance of solar panels. The company was formerly known as Tractebel Energia S.A. and changed its name to Engie Brasil Energia S.A. in July 2016. The company was incorporated in 2005 and is headquartered in Florianópolis, Brazil. Engie Brasil Energia S.A. operates as a subsidiary of ENGIE Brasil Participações Ltda.
AES Brasil Energia S.A.	AES Brasil Energia S.A., together with its subsidiaries, operates in the renewable energy generation business in Brazil. It generates electricity through hydroelectric, wind and solar sources. Its portfolio of assets has a total installed capacity of 4.5 GW, including 2,658.4 megawatts of hydroelectric power, 1,532.8 megawatts of wind power, and 295.1 megawatts of solar power. The company is headquartered in São Paulo, Brazil.
Centrais Elétricas Brasileiras S.A. - Eletrobrás	Centrais Elétricas Brasileiras S.A. - Eletrobras, through its subsidiaries, operates in the generation, transmission and distribution of electricity in Brazil. The company generates electricity through hydroelectric, thermal, nuclear, wind and solar power plants. As of December 31, 2021, it owned and operated 32 hydroelectric power plants with a total installed capacity of 46,295.75 megawatts, 9 thermal power plants, including coal, oil and gas-fired power generation units, with a total installed capacity of 1,505 megawatts, and 2 nuclear power plants comprised of Angra I with an installed capacity of 640 megawatts and Angra II with an installed capacity of 1,350 megawatts. It also operates 66,556 kilometers of transmission lines. The company was incorporated in 1962 and is headquartered in Rio de Janeiro, Brazil.
Companhia Energética de Minas Gerais	Companhia Energética de Minas Gerais, through its subsidiaries, operates in the generation, transmission, distribution and commercialization of energy in Brazil. As of December 31, 2021, the company operated 70 hydroelectric, wind and solar plants with an installed capacity of 5,700 MW and with 545,706 km of distribution lines and 7,160 km of transmission lines. It is also active in the procurement, transportation, and distribution of gas and its by-products and derivatives, cloud solution supply, IT infrastructure, IT management and cybersecurity services, technology systems supply and operational management systems for utility concessions, telecommunications service provision, distributed generation, account services, cogeneration, energy efficiency, and supply and storage management activities. The company was incorporated in 1952 and is headquartered in Belo Horizonte, Brazil.

Source: Capital IQ

7.4 Comparable companies

Transmission

Companies	Description
Transmissora Aliança de Energia Elétrica S.A.	Transmissora Aliança de Energia Elétrica S.A. implements, operates and maintains electric energy transmission assets in Brazil. It operates 14,014 km of transmission lines, which include 11,685 km of transmission lines in operation and 2,329 km of lines under construction, as well as 100 substations with voltages ranging from 230 to 525kV. The company was founded in 2000 and is headquartered in Rio de Janeiro, Brazil.
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A. operates in the electric energy transmission business in Brazil. As of December 31, 2021, it had a total installed transformation capacity of 71.7 thousand MVA together with transmission lines of 19 thousand kilometers, 26.1 thousand kilometers of circuits and 131 substations. It operates in the states of Rio Grande do Sul, Santa Catarina, Paraná, São Paulo, Minas Gerais, Rondônia, Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, Maranhão, Piauí, Paraíba, Pernambuco, Alagoas, Espírito Santo, and Bahia. The company was incorporated in 1999 and is headquartered in São Paulo, Brazil.
Afluente Transmissão de Energia Elétrica S.A.	Afluente Transmissão de Energia Elétrica S.A. operates transmission lines and substations in Bahia, Brazil. It operates the substations of Tomba, Funil, Brumado II, Itagibai, Ford, Palo and Camacari in the state of Bahia with an installed capacity of 600 MVA and a transmission line of 489.1 kilometers. The company was incorporated in 2008 and is headquartered in Rio de Janeiro, Brazil. Afluente Transmissão de Energia Elétrica S.A. is a subsidiary of Neoenergia S.A.

Source: Capital IQ

8 Exhibits



Exhibit

Exhibit

Exhibit 1.1: Companhia Hidro Elétrica do São Francisco - P&L (2020-2033)

Companhia Hidro Elétrica do São Francisco - In BRL million	*Historical Financial Information*			*Projected Financial Information*											
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	**7,369**	**9,525**	**4,979**	**5,515**	**9,386**	**9,548**	**9,914**	**10,882**	**12,510**	**12,929**	**10,906**	**11,251**	**11,629**	**12,013**	**12,403**
Generation	3,968	4,050	1,939	671	4,588	4,927	5,364	6,339	7,817	8,081	8,350	8,611	8,902	9,196	9,493
Transmission	3,401	5,476	3,040	4,844	4,798	4,621	4,549	4,543	4,693	4,848	2,556	2,640	2,727	2,817	2,910
Deductions	(1,268)	(1,382)	(748)	(717)	(1,304)	(1,280)	(1,296)	(1,405)	(1,589)	(1,642)	(1,400)	(1,444)	(1,493)	(1,542)	(1,595)
Net revenue	**6,101**	**8,143**	**4,231**	**4,798**	**8,081**	**8,268**	**8,617**	**9,477**	**10,921**	**11,286**	**9,506**	**9,807**	**10,137**	**10,470**	**10,808**
Costs and expenses	**(4,374)**	**(5,105)**	**(2,897)**	**(3,370)**	**(2,539)**	**(2,790)**	**(3,072)**	**(3,382)**	**(3,738)**	**(3,861)**	**(3,561)**	**(3,678)**	**(3,799)**	**(3,925)**	**(4,054)**
Personnel and charges	(1,056)	(1,184)	(588)	(77)	(286)	(293)	(303)	(313)	(323)	(334)	(345)	(356)	(368)	(380)	(393)
Materials and producsts	(32)	(35)	(18)	(3)	(11)	(11)	(12)	(12)	(12)	(13)	(13)	(14)	(14)	(15)	(15)
Third-party services	(261)	(296)	(124)	(192)	(103)	(110)	(114)	(117)	(121)	(125)	(129)	(134)	(138)	(143)	(147)
Other current expenses	(1,336)	(1,447)	(1,269)	22	68	71	73	75	78	81	83	86	89	92	95
Energy purchase	(352)	(476)	(107)	-	-	0	0	0	0	(0)	0	(0)	(0)	(0)	0
Transmission charges	(808)	(869)	(440)	(329)	(1,155)	(1,195)	(1,235)	(1,275)	(1,317)	(1,360)	(1,405)	(1,451)	(1,499)	(1,549)	(1,600)
Fuel	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalties	-	-	-	(6)	(1)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Transmission costs	-	-	-	(845)	(837)	(806)	(793)	(792)	(818)	(845)	(446)	(460)	(476)	(491)	(508)
CDE obligations	-	-	-	(1,941)	(214)	(443)	(687)	(946)	(1,222)	(1,262)	(1,303)	(1,346)	(1,391)	(1,437)	(1,484)
Construction costs	(528)	(798)	(351)	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	**1,728**	**3,038**	**1,334**	**1,428**	**5,542**	**5,478**	**5,545**	**6,095**	**7,183**	**7,425**	**5,945**	**6,129**	**6,337**	**6,546**	**6,754**
Depreciation and amortization	(104)	(122)	(69)	(180)	(463)	(727)	(973)	(1,199)	(1,426)	(1,453)	(1,481)	(1,510)	(1,539)	(1,570)	(1,602)
EBIT	**1,623**	**2,916**	**1,265**	**1,247**	**5,079**	**4,751**	**4,572**	**4,895**	**5,757**	**5,973**	**4,465**	**4,619**	**4,798**	**4,976**	**5,152**
Financial revenues	456	511	202	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	(181)	(273)	(195)	-	-	-	-	-	-	-	-	-	-	-	-
Revenues and expenses of equivalence	(1)	161	93	-	-	-	-	-	-	-	-	-	-	-	-
Other operating revenues and expenses	477	2,943	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**2,375**	**6,258**	**1,366**	**1,247**	**5,079**	**4,751**	**4,572**	**4,895**	**5,757**	**5,973**	**4,465**	**4,619**	**4,798**	**4,976**	**5,152**
Current income tax and social contribution	-	(0)	(25)	(486)	(807)	(792)	(802)	(891)	(1,064)	(2,261)	(1,944)	(2,011)	(2,104)	(2,180)	(2,256)
Deferred income tax and social contribution	(267)	(790)	(214)	-	-	-	-	-	-	-	-	-	-	-	-
Tax incentive	-	0	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**2,108**	**5,468**	**1,126**	**761**	**4,272**	**3,959**	**3,770**	**4,005**	**4,693**	**3,712**	**2,521**	**2,608**	**2,694**	**2,796**	**2,896**

Source: Management/ EY

Exhibit 1.1: Companhia Hidro Elétrica do São Francisco - P&L (2034-2048)

Companhia Hidro Elétrica do São Francisco - In BRL million	*Projected Financial Information*														
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**	**Dec/48**
Gross revenue	**12,788**	**13,219**	**13,582**	**14,009**	**14,396**	**14,846**	**15,202**	**15,461**	**15,729**	**16,160**	**13,658**	**14,108**	**14,573**	**15,054**	**15,550**
Generation	9,783	10,114	10,452	10,776	11,113	11,480	11,859	12,250	12,655	13,222	13,658	14,108	14,573	15,054	15,550
Transmission	3,006	3,105	3,130	3,233	3,283	3,366	3,342	3,211	3,074	2,938	-	-	-	-	-
Deductions	(1,643)	(1,696)	(1,739)	(1,794)	(1,844)	(1,902)	(1,949)	(1,984)	(2,020)	(2,073)	(1,775)	(1,833)	(1,894)	(1,956)	(2,020)
Net revenue	**11,145**	**11,523**	**11,843**	**12,215**	**12,552**	**12,944**	**13,253**	**13,477**	**13,709**	**14,087**	**11,884**	**12,275**	**12,680**	**13,098**	**13,530**
Costs and expenses	**(4,188)**	**(4,326)**	**(4,455)**	**(4,601)**	**(4,743)**	**(4,895)**	**(5,033)**	**(5,157)**	**(5,284)**	**(5,417)**	**(5,067)**	**(5,234)**	**(5,406)**	**(5,584)**	**(3,355)**
Personnel and charges	(406)	(419)	(433)	(447)	(462)	(477)	(493)	(509)	(526)	(543)	(561)	(580)	(599)	(619)	(639)
Materials and producsts	(16)	(16)	(17)	(17)	(18)	(18)	(19)	(20)	(20)	(21)	(22)	(22)	(23)	(24)	(24)
Third-party services	(152)	(157)	(162)	(168)	(173)	(179)	(185)	(191)	(197)	(204)	(211)	(217)	(225)	(232)	(240)
Other current expenses	98	101	104	108	111	115	119	123	127	131	135	140	144	149	154
Energy purchase	-	0	(0)	0	0	0	(0)	0	0	-	-	-	-	-	-
Transmission charges	(1,653)	(1,707)	(1,763)	(1,821)	(1,881)	(1,943)	(2,007)	(2,074)	(2,142)	(2,213)	(2,286)	(2,361)	(2,439)	(2,519)	(2,602)
Fuel	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalties	(2)	(2)	(2)	(2)	(2)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)
Transmission costs	(524)	(542)	(546)	(564)	(573)	(587)	(583)	(560)	(536)	(512)	-	-	-	-	-
CDE obligations	(1,533)	(1,583)	(1,636)	(1,689)	(1,745)	(1,803)	(1,862)	(1,923)	(1,987)	(2,052)	(2,120)	(2,190)	(2,262)	(2,337)	-
Construction costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	**6,958**	**7,197**	**7,388**	**7,613**	**7,808**	**8,049**	**8,220**	**8,320**	**8,424**	**8,670**	**6,817**	**7,042**	**7,274**	**7,514**	**10,175**
Depreciation and amortization	(1,635)	(1,669)	(1,704)	(1,740)	(1,778)	(1,817)	(1,857)	(1,898)	(1,941)	(1,985)	(2,030)	(2,077)	(2,126)	(2,109)	(2,091)
EBIT	**5,323**	**5,528**	**5,684**	**5,873**	**6,030**	**6,232**	**6,363**	**6,422**	**6,484**	**6,685**	**4,787**	**4,965**	**5,148**	**5,405**	**8,084**
Financial revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Revenues and expenses of equivalence	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating revenues and expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**5,323**	**5,528**	**5,684**	**5,873**	**6,030**	**6,232**	**6,363**	**6,422**	**6,484**	**6,685**	**4,787**	**4,965**	**5,148**	**5,405**	**8,084**
Current income tax and social contribution	(2,331)	(2,418)	(2,489)	(2,571)	(2,644)	(2,732)	(2,797)	(2,838)	(2,880)	(2,971)	(2,348)	(2,432)	(2,519)	(2,632)	(2,749)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Tax incentive	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**2,992**	**3,110**	**3,196**	**3,302**	**3,387**	**3,500**	**3,567**	**3,585**	**3,604**	**3,715**	**2,439**	**2,532**	**2,629**	**2,773**	**5,335**

Source: Management/ EY

Exhibit 1.1: Companhia Hidro Elétrica do São Francisco - P&L (2049-2052)

Companhia Hidro Elétrica do São Francisco - In BRL million	*Projected Financial Information*			
P&L (In BRL million)	**Dec/49**	**Dec/50**	**Dec/51**	**Dec/52**
Gross revenue	16,000	16,266	16,802	16,353
Generation	16,000	16,266	16,802	16,353
Transmission	-	-	-	-
Deductions	(2,080)	(2,118)	(2,188)	(1,984)
Net revenue	13,920	14,148	14,614	14,369
Costs and expenses	(3,456)	(3,566)	(3,684)	(2,370)
Personnel and charges	(660)	(682)	(704)	(728)
Materials and products	(25)	(26)	(27)	(28)
Third-party services	(248)	(256)	(264)	(273)
Other current expenses	154	155	160	19
Energy purchase	-	-	-	-
Transmission charges	(2,675)	(2,757)	(2,848)	(1,361)
Fuel	-	-	-	-
Royalties	(2)	(0)	(0)	(0)
Transmission costs	-	-	-	-
CDE obligations	-	-	-	-
Construction costs	-	-	-	-
EBITDA	10,464	10,582	10,931	11,999
Depreciation and amortization	(2,078)	(2,072)	(2,065)	(1,379)
EBIT	8,387	8,509	8,866	10,620
Financial revenues	-	-	-	-
Financial expenses	-	-	-	-
Revenues and expenses of equivalence	-	-	-	-
Other operating revenues and expenses	-	-	-	-
EBT	8,387	8,509	8,866	10,620
Current income tax and social contribution	(2,851)	(2,893)	(3,014)	(3,611)
Deferred income tax and social contribution	-	-	-	-
Tax incentive	-	-	-	-
Net profit	5,535	5,616	5,851	7,009

Source: Management/ EY

Exhibit 1.2: Companhia Hidro Elétrica do São Francisco - FCFF

Companhia Hidro Elétrica do São Francisco - In BRL million	*Projected Financial Information*														
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**	**Dec/34**	**Dec/35**	**Dec/36**
Operating cash flow	**276**	**4,881**	**4,920**	**4,951**	**5,209**	**5,926**	**5,122**	**4,246**	**4,080**	**4,192**	**4,328**	**4,452**	**4,586**	**4,732**	**4,865**
(+) EBITDA	1,428	5,542	5,478	5,545	6,095	7,183	7,425	5,945	6,129	6,337	6,546	6,754	6,958	7,197	7,388
(-) Income taxes	(340)	(565)	(555)	(561)	(779)	(1,064)	(2,261)	(1,944)	(2,011)	(2,104)	(2,180)	(2,256)	(2,331)	(2,418)	(2,489)
(+/-) Change in working capital	(811)	(97)	(4)	(33)	(107)	(193)	(43)	245	(37)	(41)	(38)	(46)	(41)	(47)	(35)
Capex	**(971)**	**(1,682)**	**(1,541)**	**(1,613)**	**(1,511)**	**(677)**	**(699)**	**(722)**	**(746)**	**(771)**	**(796)**	**(822)**	**(850)**	**(878)**	**(906)**
Free cash flow to the firm (FCFF)	**(695)**	**3,198**	**3,379**	**3,337**	**3,698**	**5,249**	**4,422**	**3,524**	**3,334**	**3,421**	**3,531**	**3,630**	**3,736**	**3,855**	**3,958**

Companhia Hidro Elétrica do São Francisco - In BRL million	*Projected Financial Information*															
Cash Flow (In BRL million)	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**	**Dec/48**	**Dec/49**	**Dec/50**	**Dec/51**	**Dec/52**
Operating cash flow	**4,992**	**5,124**	**5,268**	**5,391**	**5,453**	**5,518**	**5,652**	**4,782**	**4,558**	**4,705**	**4,831**	**7,198**	**7,556**	**7,662**	**7,854**	**8,342**
(+) EBITDA	7,613	7,808	8,049	8,220	8,320	8,424	8,670	6,817	7,042	7,274	7,514	10,175	10,464	10,582	10,931	11,999
(-) Income taxes	(2,571)	(2,644)	(2,732)	(2,797)	(2,838)	(2,880)	(2,971)	(2,348)	(2,432)	(2,519)	(2,632)	(2,749)	(2,851)	(2,893)	(3,014)	(3,611)
(+/-) Change in working capital	(50)	(41)	(49)	(32)	(30)	(26)	(48)	313	(51)	(49)	(51)	(229)	(57)	(27)	(63)	(46)
Capex	**(936)**	**(967)**	**(999)**	**(1,032)**	**(1,066)**	**(1,101)**	**(1,137)**	**(1,175)**	**(1,214)**	**(1,254)**	**(1,295)**	**(1,338)**	**(1,382)**	**(1,427)**	**(1,474)**	**(1,523)**
Free cash flow to the firm (FCFF)	**4,056**	**4,157**	**4,269**	**4,359**	**4,387**	**4,417**	**4,514**	**3,607**	**3,344**	**3,452**	**3,536**	**5,860**	**6,174**	**6,235**	**6,379**	**6,819**

Source: Management/ EY

Exhibit 2.1: Norte Energia S.A. - Main Assumptions

Description

Founded in 2010, Norte Energia S.A. ("NESA") operates and commercializes the energy potential of the Belo Monte Hydroelectric Power Plant, in the state of Pará. With an installed capacity of 11,233 MW and a physical guarantee of 4,571 average MW, the plant was granted to Norte Energia through a 35-year concession contract starting in August 2010.

Revenue

The revenues were projected according to the volume and price of contracts in the ACR and ACL signed by Norte Energia. Contracts in the ACR represent 70% of the physical guarantee and total 3,200 MW. This volume is contracted until 2045 at an average price of BRL 168/MWh on the Valuation date. This contract has the price adjusted annually by the IPCA in May. The ACL contracts represent 18% of the physical guarantee, totaling 672 MW, and of this total, 215 MW are contracted until the end of 2022 at an average price on the Valuation date of BRL 236/MWh and 457 MW are contracted until 2046 and whose average price considered was the SPOT price of BRL 169/MWh, both are adjusted annually by the IPCA in January.

The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 until the end of the projection, according to the average market estimate. It was considered the sale of all the uncontracted energy in the SPOT market at a rate of BRL 169/MWh.

It is noteworthy that Norte Energia has hydrological risk renegotiation insurance of type SP100 to 8,041 MW (with full coverage against hydrological risk) valid until 2045.

On gross revenue there is incidence of PIS and COFINS, projected according to rates applicable to the Actual Profits method. In addition, P&D charges are projected with a 1.0% rate on revenues net of PIS and COFINS CFURH and TFSEE.

In this way, projected net revenue averaged an annual growth of 3.5% over the projection.

Costs and Expenses

The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, O&M, personnel, materials, third-party service and others.

The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. The TFSEE was calculated considering a BETU of BRL 854.1/kW and a rate of 0.4%, applicable on installed capacity. The calculation of the CFURH considered a TAR of BRL 83.8/kW and a 7% rate, applicable on the physical guaranteed net of losses. Finally, TUST was calculated based on a BRL rate of 9.7/kW/month on the Valuation date.

An energy deficit of 233 MW is projected for the second half of 2022, so that NESA has to buy energy in the SPOT market at an estimated price of BRL 169/MWh.

Other costs and expenses include maintenance cost, personnel, materials, third party services, hydrological risk insurance, UBP payments, among others, which were projected in line with the company's history and adjusted annually by the IPCA.

Thus, the average annual EBITDA margin projected for NESA was 63.0%.

Income Tax

The projection of income taxes was based on the Acutal Profits method, regime in which Norte Energia is included.

Income taxes were projected according to current Brazilian tax legislation, observing the rate of 34%. The valuation considers the use of existing tax losses on the Valuation date, represented by deferred income tax recorded in the amount of BRL 335.6 million, with the compensation of losses limited to 30% of the real profit. Additionally, SUDAM's tax benefit was considered, which allows a 75% reduction in the IRPJ rate, valid until 2027.

Investments (CAPEX) and Depreciation

According to Management's expectations, a maintenance CAPEX was projected with the objective of maintaining the operational and maintenance level of the asset, which totaled BRL 1.3 billion (in real terms) over the projective period and represented, on average, 1.2% of the NR throughout the projection.

Depreciation expenses for existing assets on the Valuation date and new investments were projected linearly at a rate of 3.3% per year. It is important to highlight that at the end of the projection is considered a residual balance of BRL 3.4 billion referring to assets that were not fully depreciated throughout the concession, impacting cash flow in the last period.

Working Capital

The estimated working capital was based on Norte Energia's historical financial statements. The balance sheet accounts were analyzed and classified as operational or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating income, costs and expenses, as applicable, and used in the projections. Thus, net working capital represented, on average, -4.8% of the NR over the projection.

Discount Rate

Cash flows were discounted to present value using a discount rate (WACC) of 9.8%, the details of which are presented on page 34 of this Report.

NOPs Adjustment

The asset accounts considered as NOP and added to NESA's equity value were: Securities, Long-Term Tax Credits, Deferred Taxes (arising from temporary differences), Judicial Deposits and Other Non-Current Assets. On the other hand, the liabilities accounts classified as NOP and subtracted from NESA's equity value were: Provisions and Other Non-Current Liabilities.

Exhibit 2.2: Norte Energia S.A. - P&L (2020-2033)

Norte Energia S.A. - In BRL million	*Historical Financial Information*			*Projected Financial Information*											
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	**5,138**	**5,619**	**3,194**	**3,277**	**6,975**	**7,315**	**7,539**	**7,788**	**8,045**	**8,333**	**8,584**	**8,867**	**9,159**	**9,487**	**9,773**
ACR revenue	634	4,713	2,438	2,372	5,038	5,277	5,440	5,620	5,805	6,013	6,194	6,398	6,609	6,845	7,052
ACL revenue	-	-	-	588	740	768	791	817	844	874	900	930	961	995	1,025
SPOT revenue	4,504	906	756	-	611	733	755	780	806	834	860	888	917	950	979
GSF safe refund revenue	-	-	-	316	586	537	554	572	591	612	630	651	672	696	717
Acillary revenue/other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(735)	(783)	(521)	(331)	(705)	(740)	(762)	(787)	(813)	(842)	(868)	(896)	(926)	(959)	(988)
Net revenue	**4,403**	**4,836**	**2,673**	**2,945**	**6,270**	**6,575**	**6,777**	**7,001**	**7,231**	**7,490**	**7,716**	**7,970**	**8,233**	**8,528**	**8,785**
Total costs	(1,757)	(1,520)	(1,043)	(1,267)	(2,342)	(2,424)	(2,501)	(2,583)	(2,667)	(2,756)	(2,844)	(2,937)	(3,032)	(3,134)	(3,233)
Transmission, connection and distribution charges	(1,035)	(1,112)	(596)	(731)	(1,561)	(1,622)	(1,676)	(1,731)	(1,788)	(1,847)	(1,908)	(1,970)	(2,035)	(2,103)	(2,172)
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
O&M	(320)	(398)	(221)	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(334)	(201)	(39)	(181)	-	-	-	-	-	-	-	-	-	-	-
Other costs	(67)	192	(60)	(348)	(762)	(789)	(813)	(840)	(867)	(897)	(925)	(955)	(986)	(1,020)	(1,052)
UBP	-	-	(127)	(8)	(19)	(13)	(12)	(12)	(12)	(12)	(11)	(11)	(11)	(10)	(10)
Gross profit	**2,646**	**3,316**	**1,630**	**1,678**	**3,928**	**4,151**	**4,276**	**4,418**	**4,564**	**4,734**	**4,872**	**5,034**	**5,201**	**5,394**	**5,551**
Total expenses	(100)	(97)	(65)	-	-	-	-	-	-	-	-	-	-	-	-
Personnel	(44)	(45)	(26)	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(33)	(42)	(23)	-	-	-	-	-	-	-	-	-	-	-	-
Provisions and revisions	-	4	(3)	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	(23)	(15)	(13)	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	2,546	3,219	1,565	1,678	3,928	4,151	4,276	4,418	4,564	4,734	4,872	5,034	5,201	5,394	5,551
Depreciation and amortization	(1,696)	(1,695)	(838)	(787)	(1,587)	(1,594)	(1,595)	(1,596)	(1,597)	(1,598)	(1,599)	(1,600)	(1,601)	(1,603)	(1,604)
EBIT	850	1,524	728	891	2,341	2,557	2,681	2,822	2,968	3,136	3,273	3,434	3,599	3,791	3,947
Financial revenues	159	89	99	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	(2,025)	(2,098)	(1,235)	-	-	-	-	-	-	-	-	-	-	-	-
EBT	(1,016)	(486)	(408)	891	2,341	2,557	2,681	2,822	2,968	3,136	3,273	3,434	3,599	3,791	3,947
Current income tax and social contribution	-	-	-	(136)	(357)	(390)	(409)	(430)	(453)	(1,066)	(1,113)	(1,167)	(1,224)	(1,289)	(1,342)
Deferred income tax and social contribution	156	53	63	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	(860)	(433)	(345)	755	1,984	2,167	2,272	2,392	2,515	2,070	2,160	2,266	2,376	2,502	2,605

Source: Management/ EY

Exhibit 2.2: Norte Energia S.A. - P&L (2034-2046)

Norte Energia S.A. - In BRL million	*Projected Financial Information*												
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**
Gross revenue	10,095	10,428	10,801	11,126	11,493	11,872	12,297	12,667	13,085	13,516	14,000	14,422	8,162
ACR revenue	7,284	7,524	7,794	8,028	8,293	8,566	8,873	9,140	9,442	9,753	10,102	10,406	-
ACL revenue	1,059	1,094	1,133	1,167	1,205	1,245	1,290	1,329	1,372	1,418	1,468	1,513	911
SPOT revenue	1,011	1,044	1,082	1,114	1,151	1,189	1,231	1,268	1,310	1,353	1,402	1,444	7,250
GSF safe refund revenue	741	766	793	817	844	872	903	930	961	992	1,028	1,059	-
Acillary revenue/other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(1,021)	(1,054)	(1,092)	(1,125)	(1,162)	(1,200)	(1,243)	(1,281)	(1,323)	(1,367)	(1,415)	(1,458)	(825)
Net revenue	9,074	9,373	9,709	10,001	10,331	10,672	11,054	11,387	11,762	12,150	12,585	12,964	7,337
Total costs	(3,339)	(3,448)	(3,563)	(3,676)	(3,796)	(3,920)	(4,051)	(4,179)	(4,314)	(4,454)	(4,599)	(4,754)	(2,481)
Transmission, connection and distribution charges	(2,243)	(2,317)	(2,395)	(2,473)	(2,554)	(2,638)	(2,726)	(2,815)	(2,908)	(3,004)	(3,104)	(3,205)	(1,931)
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-
O&M	-	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	-	-	-	-	-	-	-	-	-	-	-	-	-
Other costs	(1,086)	(1,122)	(1,160)	(1,196)	(1,235)	(1,275)	(1,319)	(1,359)	(1,403)	(1,447)	(1,493)	(1,548)	(550)
UBP	(9)	(9)	(8)	(8)	(7)	(6)	(5)	(5)	(4)	(3)	(2)	(1)	-
Gross profit	5,735	5,926	6,146	6,325	6,535	6,752	7,003	7,208	7,448	7,696	7,985	8,210	4,856
Total expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Personnel	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	-	-	-	-	-	-	-	-	-	-	-	-	-
Provisions and revisions	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	5,735	5,926	6,146	6,325	6,535	6,752	7,003	7,208	7,448	7,696	7,985	8,210	4,856
Depreciation and amortization	(1,605)	(1,607)	(1,608)	(1,609)	(1,611)	(1,613)	(1,614)	(1,616)	(1,618)	(1,619)	(1,621)	(1,624)	(945)
EBIT	4,130	4,319	4,538	4,716	4,924	5,139	5,388	5,592	5,830	6,076	6,364	6,586	3,911
Financial revenues	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	4,130	4,319	4,538	4,716	4,924	5,139	5,388	5,592	5,830	6,076	6,364	6,586	3,911
Current income tax and social contribution	(1,404)	(1,468)	(1,543)	(1,603)	(1,674)	(1,747)	(1,832)	(1,901)	(1,982)	(2,066)	(2,164)	(2,239)	(1,330)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	2,726	2,851	2,995	3,112	3,250	3,392	3,556	3,691	3,848	4,010	4,200	4,347	2,581

Source: Management/ EY

Exhibit 2.3: Norte Energia S.A. - FCFF

Norte Energia S.A. - In BRL million	*Projected Financial Information*											
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Operating cash flow	**1,950**	**3,514**	**3,870**	**3,943**	**3,990**	**4,114**	**3,666**	**3,763**	**3,867**	**3,977**	**4,100**	**4,211**
(+) EBITDA	1,678	3,928	4,151	4,276	4,418	4,564	4,734	4,872	5,034	5,201	5,394	5,551
(-) Income Taxes	(95)	(250)	(273)	(338)	(430)	(453)	(1,066)	(1,113)	(1,167)	(1,224)	(1,289)	(1,342)
(+/-) Change in working capital	368	(165)	(3)	12	10	11	8	14	12	12	9	16
(-) UBP	(1)	1	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)	(13)	(15)
Capex	(337)	(370)	(204)	(28)	(30)	(30)	(33)	(34)	(35)	(36)	(38)	(39)
Indemnification	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to firm (FCFF)	**1,613**	**3,145**	**3,666**	**3,915**	**3,961**	**4,084**	**3,633**	**3,729**	**3,831**	**3,940**	**4,063**	**4,172**

Norte Energia S.A. - In BRL million	*Projected Financial Information*											
Cash Flow (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**
Operating cash flow	**4,328**	**4,453**	**4,594**	**4,720**	**4,854**	**4,996**	**5,157**	**5,300**	**5,453**	**5,615**	**5,799**	**5,979**	**2,916**
(+) EBITDA	5,735	5,926	6,146	6,325	6,535	6,752	7,003	7,208	7,448	7,696	7,985	8,210	4,856
(-) Income Taxes	(1,404)	(1,468)	(1,543)	(1,603)	(1,674)	(1,747)	(1,832)	(1,901)	(1,982)	(2,066)	(2,164)	(2,239)	(1,330)
(+/-) Change in working capital	13	14	10	18	15	15	11	20	16	17	11	28	(610)
(-) UBP	(16)	(17)	(19)	(20)	(22)	(24)	(25)	(27)	(29)	(31)	(33)	(20)	-
Capex	(40)	(41)	(43)	(44)	(46)	(47)	(49)	(50)	(52)	(53)	(55)	(84)	-
Indemnification	-	-	-	-	-	-	-	-	-	-	-	-	3,443
Free cash flow to firm (FCFF)	**4,288**	**4,412**	**4,551**	**4,676**	**4,808**	**4,949**	**5,108**	**5,250**	**5,401**	**5,562**	**5,744**	**5,895**	**6,359**

Source: Management/ EY

Exhibit 3.1: Energia Sustentável do Brasil S.A. (UHE Jirau) - Main Assumptions

Description

Founded in 2007, Energia Sustentável do Brasil S.A. (UHE Jirau) ("Jirau") is the company responsible for the operation and commercialization of the energy potential of the Jirau Hydroelectric Power Plant. Signed in August 2008, the concession contract would initially last 35 years, however, through ANEEL's Order 921/2022, the deadline was extended until September 2045. The Jirau Hydroelectric Power Plant has an installed capacity of 3,750 MW.

Revenue

The revenues were projected according to the volume and price of the contracts in the ACR and ACL signed by Jirau. Contracts in the ACR represent 73.5% of the physical guarantee and total 1565 MW. Of this total, 1,356 MW are contracted until 2042 at an average price of BRL 153/MWh on the Valuation date and the other 209 MW are contracted until 2043 at an average price of BRL 177/MWh. The ACL contracts represent 26.5% of the physical guarantee, totaling 552 MW, and are contracted until 2042 at an average price of BRL 238/MWh, being adjusted annually by the IPCA in January.

The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 until the end of the projection, according to the average market estimate. It was considered the sale of all the uncontracted energy in the SPOT market at a rate of BRL 169/MWh. It is important to mention that Jirau has a hydrological risk renegotiation insurance for 1,312 MW (with coverage limited to a GSF of 92%) and type SP90 for 193MW (with coverage limited to a GSF of 90%) valid until 2027 and 2029, respectively.

On gross revenue there is incidence of PIS and COFINS, projected according to rates applicable to the Actual Profits method. In addition, P&D charges are projected with a 1.0% rate on revenues net of PIS/Cofins, CFURH and TFSEE.

In this way, projected net revenue averaged an annual growth of 2.8% over the projection.

Costs and Expenses

The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, O&M, personnel, materials, third-party services and others.

The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. The TFSEE was calculated considering a BETU of BRL 854.1/kW and a rate of 0.4%, applicable on installed capacity. The calculation of The CFURH considered a TAR of BRL 83.8/kW and a 7% rate, applicable on the physical guaranteed net of losses. Finally, TUST was calculated based on a BRL rate of 24/kW/month in 2022, reaching BRL 18.9/kW/month in 2024, stabilizing at this level until the end of the projection (this reduction is predicted due to changes in the regulatory scope and new perspectives of the sector, as informed by Management).

Jirau has energy purchase contracts until 2025 that total 181 MW and have an average price of BRL 145/MWh. In addition to these contracts, it was considered the purchase of energy in the SPOT market at a BRL rate of 169/MWh to face any projected energy deficits.

Other costs and expenses include expenses with personnel, materials, third-party services, UBP payments, among others, which were projected in line with the company's history and adjusted annually by the IPCA.

Thus, the average annual EBITDA margin projected for Jirau was 55.9%.

Income Tax

The projection of income taxes was based on the Actual Profits method, which Jirau is included.

Income taxes were projected according to current Brazilian tax legislation, observing the rate of 34%. The valuation considers the use of existing tax losses on the Valuation date, represented by deferred income tax recorded in the amount of BRL 2.2 billion, with the compensation of losses limited to 30% of the actual profit. Additionally, SUDAM's tax benefit was considered, which allows a 75% reduction in the IRPJ rate, valid until 2033.

Investments (CAPEX) and Depreciation

According to Management's expectations, a maintenance CAPEX was projected with the objective of maintaining the operational and maintenance level of the asset, which totaled BRL 680 million (in real terms) over the projective period and represented, on average, 1.0% of the NR throughout the projection.

Depreciation expenses for existing assets on the Valuation date and new investments were projected linearly at a rate of 3.8% per year. It is important to highlight that at the end of the projection is considered a residual balance of BRL 305 million referring to assets that were not fully depreciated throughout the concession, impacting cash flow in the last period.

Working Capital

The estimated working capital was based on the historical financial statements of Jirau. The balance sheet accounts were analyzed and classified as operational or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating income, costs and expenses, as applicable, and used in the projections.

Thus, working capital represented, on average, 4.4% of the NR over the projection.

Discount Rate

Cash flows were discounted to present value using a discount rate (WACC) of 10.2%, the details of which are presented on page 34 of this Report.

NOPs Adjustment

The asset accounts considered as NOP and added to Jirau's equity value were: Long-Term Tax Credits, Deferred Taxes (arising from temporary differences), Long-Term Advance Expenses, Judicial Deposits and Other Non-Current Assets. On the other hand, the liabilities accounts classified as NOP and subtracted from Jirau's equity value were: Provisions and Other Non-Current Liabilities.

Exhibit 3.2: Energia Sustentável do Brasil S.A. (UHE Jirau) - P&L (2020-2033)

Energia Sustentável do Brasil S.A. (UHE Jirau) - in BRL million	*Historial Financial Information*			*Projected Financial Information*											
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	**2,979**	**3,097**	**1,706**	**1,752**	**3,807**	**3,919**	**4,028**	**4,161**	**4,298**	**4,452**	**4,586**	**4,738**	**4,894**	**5,069**	**5,222**
Power supply - ACR	1,899	1,987	1,058	1,134	2,401	2,511	2,589	2,674	2,762	2,861	2,947	3,044	3,145	3,257	3,355
Power supply - ACL	1,062	1,107	525	618	1,326	1,396	1,440	1,487	1,536	1,591	1,639	1,693	1,749	1,812	1,866
Power supply - Short term	-	-	-	-	80	12	-	-	-	-	-	-	-	-	-
Other revenues	17	3	124	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(301)	(313)	(164)	(177)	(385)	(397)	(408)	(421)	(435)	(450)	(464)	(479)	(495)	(513)	(528)
Net revenue	**2,678**	**2,784**	**1,542**	**1,575**	**3,422**	**3,523**	**3,621**	**3,740**	**3,864**	**4,002**	**4,122**	**4,258**	**4,399**	**4,556**	**4,693**
Total costs	(1,469)	(1,374)	(825)	(810)	(1,331)	(1,172)	(1,190)	(1,270)	(1,335)	(1,404)	(1,452)	(1,502)	(1,551)	(1,603)	(1,655)
Transmission, connection, and distribution charges	(1,024)	(707)	(609)	(560)	(1,075)	(998)	(1,030)	(1,064)	(1,099)	(1,136)	(1,173)	(1,212)	(1,252)	(1,293)	(1,335)
Operation and maintenance services	(23)	(31)	(27)	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(74)	(237)	(145)	(244)	(249)	(170)	(154)	(201)	(231)	(263)	(275)	(286)	(295)	(306)	(315)
UBP	-	-	-	(6)	(8)	(5)	(5)	(5)	(5)	(5)	(5)	(4)	(4)	(4)	(4)
Other costs and expenses	(348)	(399)	(45)	-	-	-	-	-	-	-	-	-	-	-	-
Gross profit	**1,209**	**1,410**	**717**	**765**	**2,091**	**2,350**	**2,431**	**2,470**	**2,528**	**2,598**	**2,670**	**2,757**	**2,848**	**2,953**	**3,039**
Total expenses	(71)	(93)	(35)	(143)	(295)	(327)	(272)	(279)	(289)	(299)	(316)	(312)	(321)	(332)	(345)
Personnel	(32)	(29)	(15)	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(23)	(29)	(13)	-	-	-	-	-	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	(16)	(35)	(7)	(143)	(295)	(327)	(272)	(279)	(289)	(299)	(316)	(312)	(321)	(332)	(345)
EBITDA	**1,138**	**1,316**	**683**	**622**	**1,796**	**2,023**	**2,160**	**2,191**	**2,240**	**2,299**	**2,354**	**2,444**	**2,527**	**2,621**	**2,694**
Depreciation	(819)	(805)	(382)	(435)	(873)	(876)	(880)	(884)	(884)	(884)	(884)	(887)	(889)	(892)	(894)
Amortization	-	-	-	(13)	(26)	(26)	(26)	(26)	(25)	(22)	(22)	(22)	(22)	(22)	(22)
EBIT	**319**	**511**	**301**	**174**	**896**	**1,121**	**1,254**	**1,281**	**1,331**	**1,392**	**1,448**	**1,535**	**1,616**	**1,707**	**1,778**
Financial revenues / expenses	(783)	(802)	(428)	-	-	-	-	-	-	-	-	-	-	-	-
Financial expense of the grant payment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**(464)**	**(291)**	**(128)**	**174**	**896**	**1,121**	**1,254**	**1,281**	**1,331**	**1,392**	**1,448**	**1,535**	**1,616**	**1,707**	**1,778**
Current income tax and social contribution	-	-	-	(26)	(137)	(171)	(191)	(195)	(203)	(212)	(221)	(234)	(246)	(260)	(271)
Deferred income tax and social contribution	155	97	43	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of goodwill and reversal PMIPL	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**(309)**	**(194)**	**(85)**	**147**	**760**	**950**	**1,062**	**1,085**	**1,128**	**1,180**	**1,227**	**1,301**	**1,369**	**1,446**	**1,507**

Source: Management/ EY

Exhibit 3.2: Energia Sustentável do Brasil S.A. (UHE Jirau) - P&L (2034-2045)

Energia Sustentável do Brasil S.A. (UHE Jirau) - in BRL million	*Projected Financial Information*											
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**
Gross revenue	**5,394**	**4,658**	**4,767**	**4,910**	**5,072**	**5,239**	**5,427**	**5,590**	**5,775**	**6,260**	**6,403**	**4,947**
Power supply - ACR	3,466	3,580	3,708	3,820	3,946	4,076	4,222	4,349	4,493	727	-	-
Power supply - ACL	1,928	195	32	33	34	35	37	38	39	-	-	-
Power supply - Short term	-	883	1,026	1,057	1,092	1,128	1,168	1,203	1,243	5,532	6,403	4,947
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(546)	(471)	(482)	(496)	(513)	(530)	(549)	(565)	(584)	(633)	(647)	(500)
Net revenue	**4,848**	**4,187**	**4,285**	**4,414**	**4,559**	**4,710**	**4,878**	**5,025**	**5,191**	**5,627**	**5,755**	**4,447**
Total costs	(1,709)	(1,496)	(1,546)	(1,596)	(1,649)	(1,703)	(1,760)	(1,817)	(1,877)	(1,939)	(1,909)	(1,478)
Transmission, connection, and distribution charges	(1,379)	(1,425)	(1,472)	(1,520)	(1,571)	(1,622)	(1,676)	(1,731)	(1,788)	(1,847)	(1,908)	(1,478)
Operation and maintenance services	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(326)	(68)	(70)	(73)	(76)	(78)	(81)	(85)	(88)	(91)	-	-
UBP	(4)	(3)	(3)	(3)	(3)	(2)	(2)	(2)	(1)	(1)	(0)	-
Other costs and expenses	-	-	-	-	-	-	-	-	-	-	-	-
Gross profit	**3,139**	**2,691**	**2,739**	**2,818**	**2,911**	**3,007**	**3,118**	**3,208**	**3,314**	**3,688**	**3,846**	**2,968**
Total expenses	(357)	(370)	(384)	(395)	(409)	(435)	(440)	(456)	(473)	(491)	(412)	(319)
Personnel	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	-	-	-	-	-	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	(357)	(370)	(384)	(395)	(409)	(435)	(440)	(456)	(473)	(491)	(412)	(319)
EBITDA	**2,782**	**2,321**	**2,355**	**2,423**	**2,501**	**2,571**	**2,678**	**2,752**	**2,840**	**3,197**	**3,434**	**2,649**
Depreciation	(894)	(895)	(896)	(896)	(896)	(896)	(898)	(899)	(351)	(33)	(33)	(25)
Amortization	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(11)
EBIT	**1,865**	**1,404**	**1,437**	**1,504**	**1,583**	**1,652**	**1,758**	**1,831**	**2,467**	**3,142**	**3,379**	**2,613**
Financial revenues / expenses	-	-	-	-	-	-	-	-	-	-	-	-
Financial expense of the grant payment	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**1,865**	**1,404**	**1,437**	**1,504**	**1,583**	**1,652**	**1,758**	**1,831**	**2,467**	**3,142**	**3,379**	**2,613**
Current income tax and social contribution	(634)	(477)	(488)	(511)	(538)	(562)	(598)	(622)	(839)	(1,068)	(1,149)	(888)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of goodwill and reversal PMIPL	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**1,231**	**926**	**948**	**993**	**1,045**	**1,091**	**1,160**	**1,208**	**1,628**	**2,074**	**2,230**	**1,725**

Source: Management/ EY

Exhibit 3.3: Energia Sustentável do Brasil S.A. (UHE Jirau) - FCFF

Energia Sustentável do Brasil S.A. (UHE Jirau) - in BRL million	*Projected Financial Information*											
Cash Flow (in BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Operating cash flow	749	1,609	1,867	1,995	2,052	2,092	2,144	2,192	2,265	2,341	2,425	2,492
(+) EBITDA	622	1,796	2,023	2,160	2,191	2,240	2,299	2,354	2,444	2,527	2,621	2,694
(-) Income Taxes	(19)	(96)	(120)	(134)	(137)	(142)	(149)	(155)	(164)	(172)	(182)	(190)
(+/-) Change in working capital	143	(91)	(34)	(28)	1	(1)	(2)	(3)	(11)	(7)	(8)	(6)
(-) UBP	3	0	(2)	(3)	(3)	(4)	(4)	(5)	(5)	(5)	(6)	(6)
Capex	(55)	(125)	(69)	(110)	(119)	(0)	(0)	(1)	(70)	(50)	(77)	(48)
Indemnification	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to firm (FCFF)	**694**	**1,484**	**1,798**	**1,884**	**1,933**	**2,092**	**2,144**	**2,191**	**2,195**	**2,291**	**2,348**	**2,443**

Energia Sustentável do Brasil S.A. (UHE Jirau) - in BRL million	*Projected Financial Information*											
Cash Flow (in BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**
Operating cash flow	2,364	2,024	2,007	2,052	2,111	2,167	2,241	2,301	2,133	2,092	2,232	1,993
(+) EBITDA	2,782	2,321	2,355	2,423	2,501	2,571	2,678	2,752	2,840	3,197	3,434	2,649
(-) Income Taxes	(444)	(334)	(342)	(358)	(377)	(393)	(418)	(436)	(712)	(1,068)	(1,149)	(888)
(+/-) Change in working capital	33	45	1	(4)	(4)	(1)	(8)	(3)	17	(23)	(42)	232
(-) UBP	(7)	(8)	(8)	(9)	(10)	(10)	(11)	(12)	(13)	(13)	(11)	-
Capex	(16)	(24)	(31)	(0)	(0)	(2)	(52)	(7)	(15)	(2)	-	-
Indemnification	-	-	-	-	-	-	-	-	-	-	-	305
Free cash flow to firm (FCFF)	**2,348**	**2,000**	**1,976**	**2,052**	**2,111**	**2,165**	**2,189**	**2,294**	**2,118**	**2,091**	**2,232**	**2,298**

Source: Management/ EY

Exhibit 4.1: Companhia Energética Sinop S.A. - Main Assumptions

Description

Founded in 2013, Companhia Energética Sinop S.A. ("Sinop") is an SPE responsible for the construction, maintenance, operation and commercialization activities of the energy generated by the Sinop Hydroelectric Power Plant. The contract was signed in February 2014, lasting 35 years, however, through an Additive to the Concession Agreement, the period was extended until the end of January 2050. The Sinop Hydroelectric Power Plant has an installed capacity of 402 MW and a physical guarantee of 243 MW. Considering the percentage of 3.0% of losses, the assured energy is 236 MW.

Revenue

The revenues were projected according to the volume and price of the contracts in the ACR and ACL signed by Sinop. Contracts in the ACR represent 89% of the physical guarantee and total 216 MW. This volume is contracted until 2047 at an average price of BRL 183/MWh on the Valuation date. This contract has the price adjusted annually by the IPCA in January. The ACL contracts represent 2% of the physical guarantee, totaling 6 MW, and are contracted until 2048 at an average price on the Valuation date of BRL 233/MWh, being adjusted annually by the IPCA in January.

The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 until the end of the projection, according to the average market estimate. It was considered the sale of all the uncontracted energy in the SPOT market at the rate of BRL 169/MWh, when applicable. It is noteworthy that Sinop has hydrological risk renegotiation insurance (SP95) for its ACR contract of 216 MW (therefore, with coverage limited to a GSF of 95%) valid until 2047.

On gross revenue there is incidence of PIS and COFINS, projected according to rates applicable to the Actual Profits method. In addition, P&D charges are projected with a 1.0% rate on revenues net of PIS and COFINS CFURH and TFSEE.

In this way, projected net revenue averaged an annual growth of 3.0% over the projection.

Costs and Expenses

The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, O&M, personnel, materials, third-party services and others.

The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. The TFSEE was calculated considering a BETU of BRL 854.1/kW and a rate of 0.4%, applicable on installed capacity. The calculation of The CFURH considered a TAR of BRL 83.8/kW and a 7% rate, applicable on the physical guaranteed net of losses. Finally, TUST was calculated based on a BRL rate of BRL 10.1/kW/month in 2022.

The purchase of energy in the SPOT market at a BRL rate of BRL 169/MWh was considered to face the projected average energy deficit of 11 MW by 2047 and 210 MW between 2047 and 2050.

Other costs and expenses include maintenance cost, personnel, materials, third-party services, hydrological risk insurance, UBP payments, among others, which were projected in line with the company's history and adjusted annually by the IPCA.

Thus, the average annual EBITDA margin projected for Sinop was 58.2%.

Income Tax

The projection of income taxes was based on the Actual Profits method, in which Sinop is included.

Income taxes were projected according to current Brazilian tax legislation, observing the 34% rate. The valuation considers the use of existing tax losses on the Valuation date, represented by deferred income tax recorded in the amount of BRL 171.1 million, with the compensation of losses limited to 30% of the actual profit. Additionally, SUDAM's tax benefit was considered, which allows a 75% reduction in the IRPJ rate, valid until 2029.

Investments (CAPEX) and Depreciation

According to Management's expectations, no new investments were projected for the remaining concession period, considering that operating and maintenance costs and expenses are already being foreseen in order to maintain the operational and maintenance level of the existing asset.

Depreciation expense for existing assets on the Valuation date was projected linearly at a rate of 2.5% per year.

Working Capital

The estimated working capital was based on Sinop's historical financial statements. The balance sheet accounts were analyzed and classified as operational or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating income, costs and expenses, as applicable, and used in the projections.

Thus, net working capital represented, on average, 13.9% of the NR over the projection.

Discount Rate

Cash flows were discounted to present value using a discount rate (WACC) of 10.3%, the details of which are presented on page 34 of this Report.

NOPs Adjustment

The assets accounts considered as NOP and added to Sinop's equity value were: Securities, Long-Term Tax Credits, Deferred Taxes (arising from temporary differences), Judicial Deposits and Other Non-Current Assets. On the other hand, the liabilities accounts classified as NOP and subtracted from Sinop's equity value were: Regulatory Fees and Provisions.

Exhibit 4.2: Companhia Energética Sinop S.A. - P&L (2020-2033)

Companhia Energética Sinop S.A. - In BRL million	*Historial Financial Information*			*Projected Financial Information*											
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	306	320	177	180	388	409	422	435	450	466	480	496	512	530	546
ACR revenue	296	309	172	174	374	393	406	419	433	448	462	477	493	511	526
ACL revenue	-	-	5	6	13	13	14	14	15	15	16	16	17	17	18
SPOT revenue	10	12	-	-	-	-	-	-	-	-	-	-	-	-	-
GSF safe refund revenue	-	-	-	-	2	2	2	2	2	2	2	3	3	3	3
Acillary revenue/other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(36)	(41)	(25)	(18)	(39)	(41)	(43)	(44)	(45)	(47)	(49)	(50)	(52)	(54)	(55)
Net revenue	270	279	152	162	349	367	379	391	404	419	431	446	460	477	491
Total costs	(126)	(160)	(81)	(112)	(201)	(202)	(177)	(160)	(165)	(171)	(176)	(182)	(187)	(194)	(200)
Transmission, connection, and distribution charges	(40)	(44)	(23)	(29)	(63)	(66)	(68)	(70)	(73)	(75)	(77)	(80)	(83)	(85)	(88)
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
O&M	(2)	(3)	-	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(71)	(92)	(38)	(26)	(20)	(16)	(17)	(17)	(18)	(18)	(19)	(19)	(20)	(21)	(21)
Other costs and expenses	(13)	(22)	(20)	(56)	(115)	(119)	(91)	(72)	(74)	(76)	(79)	(81)	(84)	(86)	(89)
UBP	-	-	-	(1)	(2)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Gross profit	144	119	71	50	148	166	202	231	239	248	255	264	273	283	292
Total expenses	230	(103)	(7)	-	-	-	-	-	-	-	-	-	-	-	-
Personnel	(6)	(6)	(6)	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(6)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provisions and revisions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	243	(97)	(1)	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	373	16	64	50	148	166	202	231	239	248	255	264	273	283	292
Depreciation and amortization	(97)	(92)	(29)	(41)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)
EBIT	277	(76)	35	8	65	83	119	148	156	165	173	181	190	200	209
Financial revenues	6	8	15	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	(123)	(139)	(96)	-	-	-	-	-	-	-	-	-	-	-	-
EBT	160	(207)	(46)	8	65	83	119	148	156	165	173	181	190	200	209
Current income tax and social contribution	-	-	-	(1)	(10)	(13)	(18)	(23)	(24)	(25)	(26)	(62)	(65)	(68)	(71)
Deferred income tax and social contribution	(55)	64	16	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	106	(143)	(30)	7	55	70	101	126	132	140	146	120	126	132	138

Source: Management/ EY

Exhibit 4.2: Companhia Energética Sinop S.A. - P&L (2034-2048)

Companhia Energética Sinop S.A. - In BRL million	*Projected Financial Information*														
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**	**Dec/48**
Gross revenue	**564**	**583**	**604**	**622**	**643**	**664**	**688**	**708**	**732**	**756**	**783**	**806**	**833**	**860**	**783**
ACR revenue	543	561	581	599	618	639	662	682	704	727	753	776	802	828	-
ACL revenue	18	19	20	20	21	22	22	23	24	25	25	26	27	28	29
SPOT revenue	-	-	-	-	-	-	-	-	-	-	-	-	-	-	754
GSF safe refund revenue	3	3	3	3	3	3	3	4	4	4	4	4	4	4	-
Acillary revenue/other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(57)	(59)	(61)	(63)	(65)	(67)	(70)	(72)	(74)	(76)	(79)	(82)	(84)	(87)	(79)
Net revenue	**507**	**524**	**543**	**559**	**578**	**597**	**618**	**637**	**658**	**679**	**704**	**725**	**749**	**773**	**704**
Total costs	(206)	(212)	(219)	(226)	(233)	(241)	(249)	(257)	(265)	(273)	(282)	(291)	(300)	(310)	(280)
Transmission, connection, and distribution charges	(91)	(94)	(97)	(100)	(104)	(107)	(111)	(114)	(118)	(122)	(126)	(130)	(134)	(139)	(143)
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
O&M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(22)	(23)	(24)	(24)	(25)	(26)	(27)	(28)	(29)	(30)	(31)	(32)	(33)	(34)	-
Other costs and expenses	(92)	(95)	(98)	(101)	(104)	(107)	(111)	(114)	(117)	(121)	(125)	(129)	(133)	(137)	(136)
UBP	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(0)	(0)	(0)	(0)	(0)
Gross profit	**301**	**312**	**323**	**333**	**344**	**356**	**369**	**380**	**393**	**406**	**421**	**434**	**449**	**464**	**424**
Total expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Personnel	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provisions and revisions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	**301**	**312**	**323**	**333**	**344**	**356**	**369**	**380**	**393**	**406**	**421**	**434**	**449**	**464**	**424**
Depreciation and amortization	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)
EBIT	**219**	**229**	**241**	**250**	**261**	**273**	**286**	**297**	**310**	**323**	**339**	**351**	**366**	**381**	**342**
Financial revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**219**	**229**	**241**	**250**	**261**	**273**	**286**	**297**	**310**	**323**	**339**	**351**	**366**	**381**	**342**
Current income tax and social contribution	(74)	(78)	(82)	(85)	(89)	(93)	(97)	(101)	(105)	(110)	(115)	(119)	(124)	(129)	(116)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**144**	**151**	**159**	**165**	**173**	**180**	**189**	**196**	**205**	**213**	**223**	**232**	**241**	**251**	**225**

Source: Management/ EY

Exhibit 4.2: Companhia Energética Sinop S.A. - P&L (2049-2050)

Companhia Energética Sinop S.A. - In BRL million	*Projected Financial Information*	
P&L (In BRL million)	**Dec/49**	**Dec/50**
Gross revenue	**799**	**69**
ACR revenue	-	-
ACL revenue	-	-
SPOT revenue	799	69
GSF safe refund revenue	-	-
Acillary revenue/other revenues	-	-
Deductions	(81)	(7)
Net revenue	**718**	**62**
Total costs	(232)	(13)
Transmission, connection, and distribution charges	(148)	(13)
Insurance	-	-
O&M	-	-
Energy purchase cost	-	-
Other costs and expenses	(84)	(0)
UBP	(0)	-
Gross profit	**486**	**49**
Total expenses	-	-
Personnel	-	-
Third-party services	-	-
Provisions and revisions	-	-
Other expenses	-	-
EBITDA	**486**	**49**
Depreciation and amortization	(83)	(1)
EBIT	**403**	**48**
Financial revenues	-	-
Financial expenses	-	-
EBT	**403**	**48**
Current income tax and social contribution	(137)	(16)
Deferred income tax and social contribution	-	-
Net profit	**266**	**32**

Source: Management/ EY

Exhibit 4.3: Companhia Energética Sinop S.A. - FCFF

Companhia Energética Sinop S.A. - In BRL million	*Projected Financial Information*											
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Operating cash flow	33	131	153	181	209	220	228	234	218	225	232	239
(+) EBITDA	50	148	166	202	231	239	248	255	264	273	283	292
(-) Income Taxes	(1)	(7)	(9)	(13)	(16)	(17)	(18)	(18)	(43)	(45)	(48)	(50)
(+/-) Change in working capital	(16)	(11)	(4)	(8)	(6)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
(-) UBP	0	0	(0)	(0)	(0)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Capex	-	-	-	-	-	-	-	-	-	-	-	-
Indemnification	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to firm (FCFF)	33	131	153	181	209	220	228	234	218	225	232	239

Companhia Energética Sinop S.A. - In BRL million	*Projected Financial Information*																
Cash Flow (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**	**Dec/48**	**Dec/49**	**Dec/50**
Operating cash flow	246	254	242	244	251	258	267	274	282	291	300	309	318	327	315	335	146
(+) EBITDA	301	312	323	333	344	356	369	380	393	406	421	434	449	464	424	486	49
(-) Income Taxes	(52)	(54)	(78)	(85)	(89)	(93)	(97)	(101)	(105)	(110)	(115)	(119)	(124)	(129)	(116)	(137)	(16)
(+/-) Change in working capital	(2)	(2)	(3)	(2)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(4)	10	(13)	113
(-) UBP	(1)	(1)	(1)	(1)	(2)	(2)	(2)	(2)	(2)	(2)	(3)	(3)	(3)	(3)	(3)	(0)	-
Capex	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Indemnification	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to firm (FCFF)	246	254	242	244	251	258	267	274	282	291	300	309	318	327	315	335	146

Source: Management/ EY

Exhibit 5.1: Interligação Elétrica do Madeira S.A. - Main Assumptions

Description

Interligação Elétrica do Madeira S.A. ("IE Madeira") was established on December 18, 2008, and is responsible for the construction, operation and maintenance of transmission facilities for a period of 30 years from the date of the signing of the Concession Contracts 013/2009 and 015/2009.

Revenue

IE Madeira's revenue comes from the the Allowed Annual Revenue ("RAP"), with a value of BRL 667,060 thousand on the valuation date, according to the Homologating Resolution No. 3097 of July 12, 2022.

The RAP refers to the services provided in the Basic Network, established via concession contract with ANEEL, where two types of corrections are foreseen:

- By the IPCA in July of each year; and
- Five-year Tariff Review of the Basic Grid operation considering macroeconomic perspectives and the parameters foreseen in the concession contract. It is worth mentioning that we did not consider the tariff reviews in the projections of IE Madeira.

A deductible portion of 2.69% referring to the unavailability was considered on the revenue, which is characterized by being a monetary penalty applied by the Granting Authority due to unavailability or operating restrictions of the facilities that are part of the Basic Network.

For the purposes of the CPC 47 Technical Interpretation (Recognition of Revenue from Contracts with Customers) to which IE Madeira is subject, the Gross Operational Revenue ("GOR") is represented by the events arising from the concession, and is composed of:

- Operation Revenue: Recognition of revenue from the operation of transmission lines of the concession assets;
- Remuneration of the Concession Assets: Recognition of revenue from the remuneration of the financial assets of the concession; and
- Construction Revenue: Recognition of revenue from investments of the concession's financial assets (counterpart of the Construction Cost).

PIS and COFINS are levied on the GOR, projected according to the rates applicable to the Actual Profit tax regime.

Costs and Expenses

The main operating costs and expenses are composed of sectorial charges, personnel cost, services, O&M and others.

The sectorial charges refer to Research & Development ("R&D"), calculated as 1% of the NR result minus the RGR and TFSEE; the Reserva Global de Reversão ("RGR"), calculated as 2.6% of the GOR; and the Taxa de Fiscalização de Serviços de Energia Elétrica ("TFSEE"), calculated as 0.4% of the ROB.

The costs and expenses assumptions were defined based on values provided by Management, which, during the projection, were readjusted annually by the IPCA.

As a result of the assumptions used for projecting operating costs and expenses, the EBITDA margin presented an average of 70.5% throughout the projection.

Income Tax

The projection of direct taxes was based on the tax regime of Actual Profit, in which IE Madeira is framed. Direct taxes were projected in accordance with the Brazilian tax legislation in force, observing a rate of 34%.

Additionally, the SUDAM tax benefit was considered, and a 45% reduction of the IRPJ rate was calculated, valid until 2024, since a part of the line is in the benefit area and the other part is not.

Given the existence of tax deferral, the effective payment of taxes in the projection is proportional to the receipt of the RAP for the period.

CAPEX

New investments (CAPEX) were forecasted by Management considering the nature of IE Madeira's operations and the maintenance of its transmission network, with a total value of BRL 386 million between June 2022 and the year 2036.

Residual Value

For the evaluation, we consider that at the end of the concession period, IE Madeira will receive the net regulatory fixed assets as indemnity, which is estimated during the concession period based on the investment in CAPEX and the regulatory depreciation.

Working Capital

The estimated working capital was based on IE Madeira's historical financial statements. The balance sheet accounts were analyzed and classified as operating or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating revenues, costs and expenses, as applicable, and used in the projections.

Discount Rate

The cash flow was discounted to present value using a discount rate (WACC) of 9.7%, detailed on page 40 of this Report.

NOPs adjustments

The asset accounts considered as NOP and added to the value of IE Madeira's capital were: Taxes and Contributions Recoverable from Long Term, and Other Current and Non-Current Assets. The liability accounts classified as NOP and subtracted from the value of IE Madeira's capital were: Dividends Payable and Other Current and Non-Current Liabilities.

Exhibit 5.2: Interligação Elétrica Madeira S.A. - P&L (2020-2033)

Interligação Elétrica Madeira S.A. - in BRL million	*Historical Financial Information*			*Projected Financial Information*											
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	**696**	**1,043**	**597**	**421**	**771**	**735**	**723**	**717**	**706**	**693**	**675**	**652**	**625**	**592**	**552**
Construction Revenue	-	-	-	63	62	26	19	20	20	21	22	22	23	24	25
O&M Revenue	96	65	31	46	95	99	102	106	109	113	117	120	124	129	133
Remuneration of Financial Assets	600	977	565	313	614	610	602	591	577	559	537	510	477	439	395
Others	-	-	1	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(64)	(96)	(55)	(39)	(71)	(68)	(67)	(66)	(65)	(64)	(62)	(60)	(58)	(55)	(51)
Net revenue	**632**	**946**	**542**	**382**	**700**	**667**	**657**	**650**	**641**	**629**	**612**	**592**	**567**	**537**	**501**
Total costs	(245)	(72)	(35)	(99)	(142)	(114)	(110)	(114)	(118)	(122)	(125)	(130)	(134)	(138)	(143)
Industry charges	(36)	(25)	(11)	(14)	(29)	(30)	(32)	(33)	(34)	(35)	(36)	(37)	(38)	(40)	(41)
Operational costs	(87)	(42)	(23)	(28)	(57)	(59)	(61)	(63)	(65)	(68)	(70)	(72)	(74)	(77)	(79)
Cost of construction	(123)	(4)	(1)	(57)	(56)	(24)	(17)	(18)	(18)	(19)	(20)	(20)	(21)	(22)	(22)
EBITDA	**386**	**875**	**507**	**284**	**557**	**553**	**546**	**536**	**524**	**507**	**487**	**463**	**433**	**399**	**358**
Depreciation and amortization	(8)	(5)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
EBIT	**379**	**869**	**506**	**283**	**556**	**552**	**545**	**535**	**523**	**506**	**486**	**462**	**432**	**398**	**357**
Financial Result	(330)	(160)	(73)	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**49**	**709**	**433**	**283**	**556**	**552**	**545**	**535**	**523**	**506**	**486**	**462**	**432**	**398**	**357**
Income tax and social contribution	0	(162)	(104)	(64)	(127)	(126)	(185)	(182)	(178)	(172)	(165)	(157)	(147)	(135)	(121)
Net profit	**49**	**547**	**328**	**219**	**430**	**427**	**360**	**353**	**345**	**334**	**321**	**305**	**285**	**263**	**236**

Source: Management/ EY

Exhibit 5.2: Interligação Elétrica Madeira S.A. - P&L (2034-2039)

Interligação Elétrica Madeira S.A. - in BRL million	*Projected Financial Information*					
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**
Gross revenue	**506**	**451**	**388**	**284**	**196**	**99**
Construction Revenue	26	26	27	-	-	-
O&M Revenue	137	142	146	151	156	99
Remuneration of Financial Assets	343	283	215	133	40	0
Others	-	-	-	-	-	-
Deductions	(47)	(42)	(36)	(26)	(18)	(9)
Net revenue	**459**	**409**	**352**	**258**	**178**	**89**
Total costs	(148)	(152)	(158)	(137)	(142)	(89)
Industry charges	(42)	(44)	(45)	(47)	(48)	(8)
Operational costs	(82)	(85)	(88)	(90)	(93)	(81)
Cost of construction	(23)	(24)	(25)	-	-	-
EBITDA	**311**	**257**	**195**	**121**	**37**	**0**
Depreciation and amortization	(1)	(1)	(1)	(1)	(1)	(0)
EBIT	**310**	**256**	**194**	**120**	**36**	**(0)**
Financial Result	-	-	-	-	-	-
EBT	**310**	**256**	**194**	**120**	**36**	**(0)**
Income tax and social contribution	(106)	(87)	(66)	(41)	(12)	-
Net profit	**205**	**169**	**128**	**79**	**23**	**(0)**

Source: Management/ EY

Exhibit 5.3: Interligação Elétrica Madeira S.A. - FCFF

Interligação Elétrica Madeira S.A. - in BRL million	*Projected Financial Information*											
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Operating cash flow	201	453	478	502	513	530	547	565	584	603	622	642
(+) Gross revenue	358	741	782	811	838	866	894	924	954	986	1,017	1,051
(-) Indirect Tax	(20)	(41)	(44)	(45)	(47)	(48)	(50)	(52)	(53)	(55)	(57)	(59)
(-) Industry Charges	(14)	(29)	(30)	(32)	(33)	(34)	(35)	(36)	(37)	(38)	(40)	(41)
(-) Operacional Cost	(28)	(57)	(59)	(61)	(63)	(65)	(68)	(70)	(72)	(74)	(77)	(79)
(-) Expenses	-	-	-	-	-	-	-	-	-	-	-	-
(-) Direct tax FCFF	(78)	(162)	(170)	(177)	(183)	(189)	(195)	(202)	(208)	(215)	(222)	(229)
(+/-) Change in working capital	(18)	1	1	5	0	0	0	0	0	(0)	(0)	(0)
Capex	(57)	(56)	(24)	(17)	(18)	(18)	(19)	(20)	(20)	(21)	(22)	(22)
(+) Indemnification	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm (FCFF)	**144**	**397**	**455**	**484**	**495**	**511**	**528**	**546**	**563**	**582**	**600**	**620**

Interligação Elétrica Madeira S.A. - in BRL million	*Projected Financial Information*					
Cash Flow (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**
Operating cash flow	664	685	708	731	755	63
(+) Gross revenue	1,085	1,121	1,158	1,196	1,236	213
(-) Indirect Tax	(61)	(63)	(65)	(67)	(69)	(12)
(-) Industry Charges	(42)	(44)	(45)	(47)	(48)	(8)
(-) Operacional Cost	(82)	(85)	(88)	(90)	(93)	(81)
(-) Expenses	-	-	-	-	-	-
(-) Direct tax FCFF	(237)	(245)	(253)	(261)	(269)	(46)
(+/-) Change in working capital	(0)	(0)	(0)	(0)	(1)	(2)
Capex	(23)	(24)	(25)	-	-	-
(+) Indemnification	-	-	-	-	-	336
Free cash flow to the firm (FCFF)	**640**	**661**	**683**	**731**	**755**	**399**

Source: Management/ EY

Exhibit 6.1: Interligação Elétrica Garanhuns S.A. (IEG) - Main Assumptions

Description

Interligação Elétrica Garanhuns S.A. (IEG) ("IE Garanhuns") was established in September 2011, and is responsible for the implementation, operation and maintenance of the electrical energy transmission facilities for a period of 30 years, from the date of the signing of the Concession Agreement 22/2011.

Revenue

SPE's revenue comes from the the Allowed Annual Revenue ("RAP"), amounting to BRL 127,189 thousand/year on the valuation date, according to Resolution Homologation No. 3097, July 2022.

The RAP refers to the services provided in the Basic Network, established through the concession contract, where two types of corrections are foreseen:

- By the IPCA in July of each year; and
- Five-year Tariff Review of the Basic Grid operation considering macroeconomic perspectives and the parameters foreseen in the concession contract. It is worth mentioning that we did not consider the tariff reviews in the projections.

It was also considered a reinforcement RAP in the amount of BRL 10,405 thousand as of December 2023, according to the REA 9,978 of May 11, 2021.

A deductible portion of 0.5% was considered over the revenue, referring to the unavailability, which is characterized as a pecuniary penalty applied by the Granting Authority due to unavailabilities or operating restrictions of the facilities integrating the Basic Grid.

For accounting purposes of Technical Interpretation CPC 47 (Revenue Recognition from Contracts with Customers) to which IE Garanhuns is subject, the GOR is represented by the events arising from the concession, and is composed of:

- Operation Revenue: Recognition of revenue from the operation of transmission lines of the concession assets;
- Remuneration of the Concession Assets: Recognition of revenue from the remuneration of the financial assets of the concession; and
- Construction Revenue: Recognition of revenue from investments of the concession's financial assets (counterpart of the Construction Cost).

PIS and COFINS are levied on ROB, projected according to the rates applicable to the Actual Profit tax regime.

Cost and Expenses

The main operating costs and expenses are composed of sectorial charges, personnel cost, services, O&M and others.

The sectorial charges refer to Research & Development ("R&D"), calculated as 1% of the NR result minus the RGR and TFSEE; the Reserva Global de Reversão ("RGR"), calculated as 2.6% of the GOR; and the Taxa de Fiscalização de Serviços de Energia Elétrica ("TFSEE"), calculated as 0.4% of the GOR.

The costs and expenses assumptions were defined based on values provided by Management, which, during the projection, were readjusted annually by the IPCA. As of 2024 an additional O&M cost related to REA 9,978 was considered.

As a result of the assumptions used for projecting operating costs and expenses, the EBITDA margin presented an average of 75.1% throughout the projection.

Income Tax

The projection of direct taxes was based on the Actual Profit taxation regime. Direct taxes were projected in accordance with the Brazilian tax legislation in force, observing a rate of 34%.

Additionally, the SUDAM tax benefit was considered, and a 75% reduction of the IRPJ rate was calculated, valid until 2023.

Given the existence of tax deferral, the effective payment of taxes in the projection is proportional to the receipt of the RAP for the period.

CAPEX

New investments were forecasted by Management considering the nature of the operations of IE Garanhuns and the maintenance of its transmission network, presenting a total value of BRL 169 million between June 2022 and the year 2038.

Residual Value

For the evaluation, we consider that at the end of the concession period, IE Garanhuns will receive the net regulatory fixed assets as indemnity, which is estimated during the concession period based on the investment in CAPEX and the regulatory depreciation.

Working Capital

The estimated working capital was based on the historical financial statements of IE Garanhuns. The balance sheet accounts were analyzed and classified as operating or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating revenues, costs and expenses, as applicable, and used in the projections.

Discount Rate

The cash flow was discounted to present value using a discount rate (WACC) of 9.5%, detailed on page 40 of this Report.

NOPs adjustments

The asset accounts considered as NOP and added to the value of Garanhuns' capital were: Other Current and Non-Current Assets. The liability accounts classified as NOP and subtracted from the value of Garanhuns' capital were: Dividends Payable and Other Current and Non-Current Liabilities.

Exhibit 6.2: Interligação Elétrica Garanhuns S.A. (IEG) - P&L (2020-2033)

Interligação Elétrica Garanhuns S.A. (IEG) - In BRL million	*Historical Financial Information*		*Projected Financial Information*												
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	**130,510**	**208,811**	**115,541**	**112,683**	**239,229**	**182,167**	**184,644**	**186,785**	**188,511**	**189,819**	**190,434**	**190,448**	**189,696**	**188,136**	**185,414**
Construction Revenue	1,949	7,623	6,884	30,263	67,265	4,873	5,009	5,149	5,293	5,441	5,593	5,750	5,911	6,076	6,246
O&M Revenue	14,575	15,232	9,029	10,921	22,732	26,149	26,994	27,886	28,805	29,814	30,735	31,748	32,795	33,944	34,992
Remuneration of Financial Assets	113,986	185,956	99,628	71,498	149,233	151,146	152,641	153,750	154,413	154,564	154,105	152,950	150,991	148,117	144,176
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(12,147)	(19,464)	(10,629)	(10,423)	(22,129)	(16,850)	(17,080)	(17,278)	(17,437)	(17,558)	(17,615)	(17,616)	(17,547)	(17,403)	(17,151)
Net revenue	**118,363**	**189,347**	**104,912**	**102,260**	**217,101**	**165,317**	**167,564**	**169,507**	**171,074**	**172,261**	**172,819**	**172,832**	**172,149**	**170,734**	**168,264**
Total costs	(17,994)	(28,310)	(15,002)	(37,375)	(81,672)	(28,152)	(29,042)	(29,979)	(30,944)	(31,994)	(32,968)	(34,030)	(35,125)	(36,318)	(37,424)
Industry charges	(4,019)	(4,321)	(2,185)	(2,707)	(5,627)	(6,276)	(6,517)	(6,734)	(6,956)	(7,185)	(7,422)	(7,667)	(7,919)	(8,180)	(8,450)
Operational costs	(11,880)	(17,071)	(6,570)	(7,204)	(15,002)	(17,454)	(17,980)	(18,572)	(19,185)	(19,871)	(20,470)	(21,145)	(21,842)	(22,624)	(23,305)
Cost of construction	(2,095)	(6,918)	(6,247)	(27,464)	(61,043)	(4,422)	(4,546)	(4,673)	(4,804)	(4,938)	(5,076)	(5,218)	(5,364)	(5,514)	(5,668)
EBITDA	**100,369**	**161,037**	**89,910**	**64,885**	**135,429**	**137,165**	**138,522**	**139,528**	**140,130**	**140,267**	**139,851**	**138,802**	**137,024**	**134,416**	**130,840**
Depreciation and amortization	(387)	(289)	(297)	(167)	(334)	(334)	(334)	(334)	(334)	(334)	(334)	(334)	(334)	(334)	(334)
EBIT	**99,982**	**160,748**	**89,613**	**64,718**	**135,095**	**136,831**	**138,188**	**139,195**	**139,796**	**139,933**	**139,517**	**138,468**	**136,691**	**134,082**	**130,506**
Financial Result	(11,096)	(9,332)	(3,129)	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**88,886**	**151,416**	**86,484**	**64,718**	**135,095**	**136,831**	**138,188**	**139,195**	**139,796**	**139,933**	**139,517**	**138,468**	**136,691**	**134,082**	**130,506**
Income tax and social contribution	(13,555)	(19,388)	(12,377)	(9,867)	(20,596)	(46,499)	(46,960)	(47,302)	(47,507)	(47,553)	(47,412)	(47,055)	(46,451)	(45,564)	(44,348)
Net profit	**75,331**	**132,028**	**74,107**	**54,852**	**114,499**	**90,333**	**91,228**	**91,892**	**92,290**	**92,380**	**92,105**	**91,413**	**90,240**	**88,518**	**86,158**

Source: Management/ EY

Exhibit 6.2: Interligação Elétrica Garanhuns S.A. (IEG) - P&L (2034-2041)

Interligação Elétrica Garanhuns S.A. (IEG) - In BRL million	*Projected Financial Information*							
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**
Gross revenue	181,590	176,425	169,814	161,288	150,175	129,777	113,328	12,160
Construction Revenue	6,421	6,600	6,785	6,975	6,574	-	-	-
O&M Revenue	36,146	37,337	38,645	39,839	41,152	42,508	43,998	12,160
Remuneration of Financial Assets	139,024	132,488	124,384	114,474	102,449	87,268	69,330	(0)
Other revenues	-	-	-	-	-	-	-	-
Deductions	(16,797)	(16,319)	(15,708)	(14,919)	(13,891)	(12,004)	(10,483)	(1,125)
Net revenue	164,793	160,106	154,106	146,369	136,284	117,772	102,845	11,036
Total costs	(38,629)	(39,873)	(41,228)	(42,483)	(43,311)	(38,576)	(39,928)	(11,036)
Industry charges	(8,729)	(9,016)	(9,313)	(9,620)	(9,937)	(10,265)	(10,603)	(10,953)
Operational costs	(24,074)	(24,867)	(25,757)	(26,533)	(27,408)	(28,311)	(29,325)	(83)
Cost of construction	(5,827)	(5,990)	(6,157)	(6,329)	(5,965)	-	-	-
EBITDA	126,164	120,233	112,878	103,885	92,973	79,196	62,917	(0)
Depreciation and amortization	(334)	(334)	(334)	(334)	(334)	(334)	(334)	(334)
EBIT	125,831	119,899	112,545	103,552	92,639	78,862	62,584	(334)
Financial Result	-	-	-	-	-	-	-	-
EBT	125,831	119,899	112,545	103,552	92,639	78,862	62,584	(334)
Income tax and social contribution	(42,758)	(40,742)	(38,241)	(35,184)	(31,473)	(26,789)	(21,254)	-
Net profit	83,072	79,158	74,303	68,368	61,166	52,073	41,329	(334)

Source: Management/ EY

Exhibit 6.3: Interligação Elétrica Garanhuns S.A. (IEG) - FCFF

Interligação Elétrica Garanhuns S.A. (IEG) - In BRL million — *Projected Financial Information*

Cash Flow (In BRL million)	Dec/22	Dec/23	Dec/24	Dec/25	Dec/26	Dec/27	Dec/28	Dec/29	Dec/30	Dec/31	Dec/32	Dec/33
Operating cash flow	43,838	81,427	97,843	96,183	99,427	102,722	106,089	109,630	113,286	117,047	120,891	124,940
(+) Gross revenue	69,726	145,177	164,600	170,909	176,600	182,422	188,434	194,645	201,061	207,688	214,534	221,605
(-) Indirect Tax	(5,109)	(10,637)	(12,060)	(12,523)	(12,940)	(13,366)	(13,807)	(14,262)	(14,732)	(15,218)	(15,719)	(16,237)
(-) Industry Charges	(2,707)	(5,627)	(6,276)	(6,517)	(6,734)	(6,956)	(7,185)	(7,422)	(7,667)	(7,919)	(8,180)	(8,450)
(-) Operacional Cost	(4,876)	(10,154)	(12,426)	(12,801)	(13,223)	(13,658)	(14,147)	(14,574)	(15,054)	(15,550)	(16,107)	(16,592)
(-) Expenses	(2,328)	(4,848)	(5,028)	(5,179)	(5,350)	(5,526)	(5,724)	(5,897)	(6,091)	(6,292)	(6,517)	(6,713)
(-) Direct tax FCFF	(15,507)	(32,287)	(36,607)	(38,010)	(39,276)	(40,570)	(41,908)	(43,289)	(44,716)	(46,190)	(47,712)	(49,285)
(+/-) Change in working capital	4,639	(197)	5,641	304	348	377	426	428	484	527	592	613
Capex	(27,464)	(61,043)	(4,422)	(4,546)	(4,673)	(4,804)	(4,938)	(5,076)	(5,218)	(5,364)	(5,514)	(5,668)
(+) Indemnification	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm (FCFF)	16,375	20,384	93,421	91,637	94,754	97,918	101,152	104,554	108,068	111,683	115,377	119,272

Interligação Elétrica Garanhuns S.A. (IEG) - In BRL million — *Projected Financial Information*

Cash Flow (In BRL million)	Dec/34	Dec/35	Dec/36	Dec/37	Dec/38	Dec/39	Dec/40	Dec/41
Operating cash flow	129,115	133,414	137,805	142,445	147,249	152,502	157,207	173,748
(+) Gross revenue	228,909	236,455	244,248	252,299	260,615	269,205	278,078	287,244
(-) Indirect Tax	(16,773)	(17,325)	(17,896)	(18,486)	(19,096)	(19,725)	(20,375)	(21,047)
(-) Industry Charges	(8,729)	(9,016)	(9,313)	(9,620)	(9,937)	(10,265)	(10,603)	(10,953)
(-) Operacional Cost	(17,139)	(17,704)	(18,338)	(18,890)	(19,513)	(20,156)	(20,877)	(59)
(-) Expenses	(6,935)	(7,163)	(7,420)	(7,643)	(7,895)	(8,155)	(8,447)	(24)
(-) Direct tax FCFF	(50,909)	(52,587)	(54,320)	(56,111)	(57,960)	(59,871)	(61,844)	(63,883)
(+/-) Change in working capital	689	756	844	898	1,036	1,469	1,277	(17,531)
Capex	(5,827)	(5,990)	(6,157)	(6,329)	(5,965)	-	-	-
(+) Indemnification	-	-	-	-	-	-	-	361,671
Free cash flow to the firm (FCFF)	123,288	127,425	131,647	136,116	141,284	152,502	157,207	535,418

Source: Management/ EY

Exhibit 7.1: GPC method

Generation - Selected financial information

Selected Financial Information	Net revenue (NR)				EBITDA			
	12 months ended		6 months ended		12 months ended		6 months ended	
Company	Dec/20	Dec/21	Jun/21	Jun/22	Dec/20	Dec/21	Jun/21	Jun/22
Norte Energia S.A.	4,402,647	4,836,435	2,330,918	2,673,007	2,546,014	3,219,206	1,421,063	1,565,306
Energia Sustentável do Brasil S.A. (UHE Jirau)	2,676,045	2,783,506	1,342,855	1,510,818	1,136,262	1,323,485	587,991	651,044
Companhia Energética Sinop S.A.	269,647	279,338	136,184	152,006	373,493	15,813	71,185	64,053
Energética Águas da Pedra S.A. (UHE Dardanelos)	265,599	285,804	135,911	146,230	188,494	281,059	103,094	105,407
Vamcruz I Participações S.A.	58,342	69,188	26,333	21,404	42,570	44,866	14,539	8,871

Source: Management

Exhibit 7.2: GPC method

Generation - Valuation under the GPC Method

Analisys by Guideline Public Company Method	EV/NR LFY			EV/NR LTM			EV/EBITDA LFY			EV/EBITDA LTM			EV - Weighted
Company	Multiple	NR	Weight	Multiple	NR	Weight	Multiple	EBITDA	Weight	Multiple	EBITDA	Weight	BRL thousand
Norte Energia S.A.	3.4x	4,836,435	13%	3.7 x	5,178,524	13%	12.0 x	3,219,206	38%	15.4 x	3,363,449	38%	38,281,879
Energia Sustentável do Brasil S.A. (UHE Jirau)	5.1x	2,783,506	0%	4.1 x	2,951,469	0%	12.0 x	1,091,579	0%	15.4 x	1,110,888	100%	17,077,570
Companhia Energética Sinop S.A.	5.1x	279,338	0%	4.1 x	295,160	40%	12.0 x	136,675	0%	15.4 x	141,533	60%	1,790,735
Energética Águas da Pedra S.A. (UHE Dardanelos)	3.4x	285,804	20%	3.7 x	296,123	20%	6.0 x	211,068	30%	6.8 x	213,381	30%	1,226,848
Vamcruz I Participações S.A.	3.4x	69,188	20%	2.6 x	64,259	20%	6.0 x	44,866	30%	4.9 x	39,198	30%	218,261

Source: Capital IQ/ Management/ EY Analysis

Exhibit 8.1: GPC method

Transmission - Selected financial information

Selected Financial Information	RAP[1]			EBITDA			
	12-month cycle			12 months ended		6 months ended	
Company	2020-2021	2021-2022	2022-2023	Dec/20	Dec/21	Jun/21	Jun/22
Sistema de Transmissão Nordeste S.A. (STN)	159,458	149,910	157,519	167,510	122,519	-	86,729
Interligação Elétrica do Madeira S.A.	552,512	597,022	667,060	386,484	856,814	431,187	506,654
Interligação Elétrica Garanhuns S.A. (IEG)	96,007	103,742	127,189	100,647	161,336	76,946	89,910

Note:

(1) RAP (Portuguese abbreviation for *Receita Anual Permitida*, translated to English as Allowed Annual Revenue)

Source: Management

Exhibit 8.2: GPC method

Transmission - Valuation under the GPC Method

Analisys by Guideline Public Company Method	EV/RAP LTM			EV/RAP LTM + 1			EV/EBITDA LFY			EV/EBITDA LTM			EV - Weighted
Company	Multiple	RAP	Weight	Multiple	RAP	Weight	Multiple	NR	Weight	Multiple	NR	Weight	BRL thousand
Sistema de Transmissão Nordeste S.A. (STN)	10.2 x	149,910	16%	7.9 x	157,519	64%	4.8 x	122,519	20%	0.0 x	209,248	0%	1,163,291
Interligação Elétrica do Madeira S.A.	10.8 x	597,022	16%	9.3 x	667,060	64%	5.1 x	856,814	4%	5.6 x	932,281	16%	6,013,624
Interligação Elétrica Garanhuns S.A. (IEG)	10.8 x	103,742	16%	10.7 x	127,189	64%	5.1 x	161,336	4%	5.6 x	174,300	16%	1,237,053

Source: Capital IQ/ Management/ EY Analysis

Exhibit 9.1: Financial information of GPCs

Generation

Financial information of comparable companies	Revenue growth (%)		EBITDA growth (%)		EBITDA margin (%)	
Comparable companies	LFY	LTM	LFY	LTM	LFY	LTM
Alupar Investimento S.A.	-14.76%	-23.69%	12.97%	1.64%	74.64%	77.37%
CPFL Energia S.A.	26.90%	26.03%	34.42%	38.51%	22.43%	25.02%
Engie Brasil Energia S.A.	2.30%	-4.35%	8.52%	4.97%	52.45%	57.76%
Centrais Elétricas Brasileiras S.A. - Eletrobrás	29.35%	29.99%	84.36%	57.83%	69.48%	63.83%
Empresa Metropolitana de Águas e Energia S.A.	18.32%	17.49%	-52.68%	-66.96%	14.82%	8.19%
Rio Paranapanema Energia S.A.	-7.19%	4.83%	-71.50%	-66.46%	33.10%	36.77%
Neoenergia S.A.	34.94%	31.26%	55.82%	52.24%	23.90%	26.90%

Source: Capital IQ

Exhibit 9.1: Financial information of GPCs

Generation

Comparable Companies	Identifier	Beta	Debt/Equity	Taxes	Unleveraged Beta
CPFL Energia S.A.	BOVESPA:CPFE3	0.76	66.55%	24.68%	0.51
Companhia Paranaense de Energia - COPEL	BOVESPA:CPLE6	0.85	59.09%	24.86%	0.59
Engie Brasil Energia S.A.	BOVESPA:EGIE3	0.60	57.75%	19.06%	0.41
AES Brasil Energia S.A.	BOVESPA:AESB3	0.73	50.50%	40.00%	0.56
Centrais Elétricas Brasileiras S.A. - Eletrobrás	BOVESPA:ELET6	0.88	86.25%	28.08%	0.54
Companhia Energética de Minas Gerais	BOVESPA:CMIG4	0.93	56.06%	22.37%	0.65
Average		0.79	62.70%	26.51%	0.54
Median		0.80	58.42%	24.77%	0.55

Source: EY based on Data from S&P Capital IQ, 2-year weekly series

Exhibit 9.2: Financial information of GPCs

Transmission

Financial information of comparable companies	Revenue growth (%)		EBITDA growth (%)		EBITDA margin (%)	
Comparable companies	LFY	LTM	LFY	LTM	LFY	LTM
Transmissora Aliança de Energia Elétrica S.A.	-2.51%	-11.16%	12.61%	3.02%	76.84%	80.22%
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	49.72%	47.65%	3.55%	1.40%	71.48%	65.01%

Source: Capital IQ

Exhibit 9.2: Financial information of GPCs

Transmission

Comparable Companies	Identifier	Beta	Debt/Equity	Taxes	Unleveraged Beta
Transmissora Aliança de Energia Elétrica S.A.	BOVESPA:TAEE11	0.57	54.72%	16.23%	0.39
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	BOVESPA:TRPL4	0.58	32.44%	20.00%	0.46
Afluente Transmissão de Energia Elétrica S.A.	BOVESPA:AFLT3	0.60	0.11%	40.00%	0.60
Average		0.60	50.21%	25.53%	0.44
Median		0.60	54.72%	24.46%	0.39

Source: EY based on Data from S&P Capital IQ, 2-year weekly series



EY

Building a better
working world



Centrais Elétricas Brasileiras S.A

Valuation of the total shareholder's equity of Furnas Centrais Elétricas S.A., as of 30 June 2022

November 23, 2022

EY
Building a better working world

Ernst & Young Assessoria Empresarial Ltda.
Av. Presidente Juscelino Kubitschek, 1909 North Tower - 10º floor
04543-011 - São Paulo - SP
Telephone : +55 11 2573-3000
www.ey.com.br

Centrais Elétricas Brasileiras S.A - Eletrobras
Rua da Quitanda, nº 196, Centro
Zip Code 20091-005
Rio de Janeiro - RJ - Brazil

Centrais Elétricas Brasileiras S.A ("Eletrobras")

November 23, 2022

As requested by Centrais Elétricas Brasileiras S.A ("Eletrobras"), Ernst & Young Assessoria Empresarial Ltda. (hereinafter referred as "EY") is pleased to present the following report ("Report") covering the valuation analysis of the total shareholders' equity of Furnas Centrais Elétricas S.A. (hereinafter referred as "Furnas" or "Company"), Eletrobras' direct subsidiary, as of 30 June 2022 (the "Valuation Date").

We understand that Eletrobras' management ("Management") will use this Report as a support to Eletrobras and Furnas' shareholders in the context of the approval of the Corporate Reorganization Proposal, regarding the merger, by Eletrobras, of 100% of Furnas share ("Merger of Furnas Shares"), in compliance with the requirements of Articles 137, 252 and 264 of Brazilian Law 6.404/76 ("Brazilian Corporate Law"). Additionally, the results presented herein will not be used to define the share exchange ratio between Eletrobras and Furnas, a ratio that will be presented and justified in the Operation Protocol. We highlight that this Report has the sole purpose of compliance with Brazilian Corporate Law and should not be relied on for any other purpose. This English Report is a free translation of the Portuguese Report.

This Report includes the objective, scope, procedures, and methodologies used, as well as the market and operational assumptions that were considered in the calculation of the estimate of the Company's fair value.

Our estimate of value should not be considered as a fairness opinion or as an advice or recommendation to carry out a transaction involving Furnas or Eletrobras, or about the conditions of any transaction that may occur, or used for equity and debt funding, or any other purpose other than the compliance with the Brazilian Corporate Law. We understand that the final decision on any transaction involving Eletrobras, and on the conditions of an eventual restructuring of the Company, will be the responsibility of Furnas and Eletrobras' management and shareholders.

It is important to emphasize that we did not independently investigate, nor was any due diligence applied to the information provided by Management. As mentioned in our contract, our analysis is subject to the general limitations described in this Report. We assume that Management has consistently analyzed the factors that may impact the projections presented, as well as has not omitted any relevant information, which could significantly impact the result of our work.

We appreciate the opportunity to provide valuation services to Eletrobras and we remain at your disposal for any further assistance.

Carolina S. Rocha
Partner - Corporate Finance

Rafael Max
Partner - Corporate Finance

Index



1 Executive summary

1.1 Context

Merger of Shares

As part of the restructuring process of Eletrobras after the privatization, Management plans to perform the merger of shares of its subsidiaries Furnas, Chesf, Eletrosul and Eletronorte (together referred to as "Subsidiaries") and turn them into its wholly-owned subsidiaries.

The process of the merger of shares must follow the requirements of article 252 and 264 of the Brazilian Corporate Law.

In accordance with article 264, *"In the merger of a controlled corporation into its controlling corporation, the justification presented to the Extraordinary General Shareholders' Meeting (EGM) of the controlled corporation shall contain, in addition to the information required by Articles 224 and 225, a calculation relating to the share exchange ratio of shares owned by the noncontrolling shareholders of the controlled corporation, based on the net value of the shares of both the controlling and controlled corporations, the assets and liabilities of both corporations being valued according to the same criteria and on the same date, at market prices, or according to other criteria indicated by the Brazilian Securities Commission (CVM) for publicly-held corporations."*

For the purposes of this Report, the valuation of the total shareholders' equity was considered as the other criteria to assess the value of the shares of both the controlling and controlled corporations.

Corporate Structure

Pre-restructuring corporate structure


Eletrobras
99.56%
99.58%
99.89%
99.66%
Furnas
Chesf
Eletrosul
Eletronorte
78.01% Common
21.99% Preferred
Shareholders
96.86% Common
3.14% Preferred
Shareholders
100% Common
Shareholders
100% Common
Shareholders

Post-restructuring corporate structure


Eletrobras
Eletrobras Shareholders
Merger of shares
Furnas
Chesf
Eletrosul
Eletronorte
78.01% Common
21.99% Preferred
Shareholders
96.86% Common
3.14% Preferred
Shareholders
100% Common
Shareholders
100% Common
Shareholders

1.1 Context

Company Description

Furnas is a privately-held corporation, headquartered in Rio de Janeiro. It operates in the generation, transmission, and commercialization of electric power in the region covering the Federal District and the states of São Paulo, Minas Gerais, Rio de Janeiro, Espírito Santo, Rio Grande do Sul, Santa Catarina, Paraná, Goiás, Mato Grosso, Mato Grosso do Sul, Pará, Tocantins, Rondônia, Ceará, and Bahia. Energy is sold to energy distributors, traders and free consumers all over the national territory. Furnas holds several public service electric energy concessions in the generation and transmission segments.

Furnas generating park has 28 plants in operation, whose concessions are either 100% held by Furnas, or in partnership with private companies, or under participation in Specific Purpose Companies (SPEs), or temporary concessions. These projects total more than 18,000 MW of installed capacity, of which Furnas holds about 12,000 MW.

Furnas also has more than 35,000 km of transmission lines, of which 21,700 km are of its exclusive concession and 13,500 km through SPEs. See pages 17 and 18 for asset details.

In addition to the assets registered at the corporate level, Furnas has investments in hydroelectric, thermoelectric and wind power plants, totaling 25 companies in which it has a stake. See page 7 for details on the Company's corporate organization structure.

Objective

The purpose of this work is to present the valuation analysis of Furnas and its Invested Companies, as of the Valuation Date, in order to support Management and the shareholders in the context of the corporate restructuring process that will involve the merger of Furnas' shares by Eletrobras.

Scope of Work

- Discussion with Eletrobras executives and employees.
- Obtaining and analyzing historical and projective financial information of the Company and the Invested Companies;
- Analysis of the market in which Furnas and its Invested Companies participate;
- Calculation of discount rates that adequately reflect the risks inherent to the sector, which are used to discount the cash flows of the respective assets to their present value;
- Analysis of comparable companies to obtain operational parameters and market multiples;
- Development of valuation models based on the methods of Discounted Free Cash Flow (DCF), Market Cap, or Guideline Public Companies (GPCs). Page 8 presents details on the methodologies used;
- Estimate of the Fair Value of the Company and its Invested Companies as described above;
- Preparation of the report containing the description of the methodologies used, assumptions adopted and value estimates.

1.2 Corporate structure


Furnas¹
100%
Brasil Ventos Energia S.A
72.37% MESA - Madeira Energia
40.00% Chapecoense Geração
49.00% Retiro Baixo Energética
40.00% Enerpeixe S.A.
30.62% Baguari Energia S.A
24.72% Teles Pires Participações
49.90% Tijoá Part. e Investimentos
33.33% São Manoel S.A
54.01% Serra do Facão Energia
100% Central Eólica Ventos de Angelim
100% Itaguaçú da Bahia Energias Renováveis S.A
Complexo Baleia
100% Cachoeira Eólica S.A.
100% São Caetano I Eólica S.A.
100% Pitimbu Eólica S.A.
100% São Caetano Eólica S.A.
100% São Galvão Eólica S.A.
100% Bom Jesus Eólica S.A.
Complexo Famosa
100% Central Eólica Famosa I S.A.
100% Central Eólica Pau Brasil S.A.
100% Central Eólica Rosada S.A.
100% Central Eólica São Paulo S.A.
Complexo Fortim
100% Energia dos Ventos VI S.A.
100% Energia dos Ventos V S.A.
100% Energia dos Ventos VIII S.A.
100% Energia dos Ventos VII S.A.
100% Energia dos Ventos IX S.A.
49.00% Caldas Novas
24.50% IE MADEIRA
24.50% BMTE
49.90% Lago Azul
49.90% MGE Transmissão
49.00% Transenergia Renovável
49.00% Triângulo Mineiro
49.00% Goiás Transmissão
39.00% Vale do São Bartolomeu
49.90% Mata de Santa Genebra
24.50% Paranaíba Transmissora
100% Transenergia Goiás
49.00% Transenergia São Paulo
Subsidiaries
Wind Power generation
Hydroelectric Power generation
Direct Invested Holding
Transmission

¹ Includes the concession contracts held directly by Furnas, at the Parent Company level. For details of assets, see pages 17 and 18.

1.3 Methodology of valuation

Selected Valuation methodologies

In assessing the value of a company, three different approaches can be applied: Income Approach, Market Approach and Cost Approach. Each of these approaches can be considered as a valuation methodology, but the nature and characteristics of the company will indicate which approach or approaches are the most applicable. For the purpose of this work, we selected, according with the applicability and materiality, the Income Approach (Discounted Cash Flow - DCF) and the Market Approach (Guideline Public Companies Method, Market Capitalization or Transaction Value) to estimate a fair value indication of Furnas and the Invested Companies.

In general, the Cost Approach was not used since it does not properly capture the nature of the Company and its investee companies and their ongoing operations.

For the application of valuation methodologies, the value standard adopted was Fair Value. Fair Value is defined by IFRS 13 and CPC 46[1] as *"The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."*

Note:

1. Brazilian Accounting Standards Committee - Fair ValueMeasurement

Criteria for the application of valuation methodologies

The DCF Methodology was selected for the valuation of Furnas (Parent Company) and the closely held Invested Companies in which the book value of the investment on the Valuation Date was equal to or higher than BRL 278 million, based on the level of accounting materiality of Eletrobras, in accordance with the Sarbanes-Oxley Act. Additionally, the additional criteria for the applicability of this methodology were the access to detailed and reliable prospective financial and operating information provided by Management, for the Company and each of the Invested Companies.

For publicly-traded companies, for which the book value of the investment on the Valuation Date was equal to or higher than BRL 278 million, the Market Cap methodology was applied, provided that the stock met the following liquidity criteria on the valuation date: (i) Be part of some performance indicator of the shares traded at B3[2], or meet the following two criteria, simultaneously; (ii) Present a daily traded volume within the range of the traded volumes of the shares integrating B3's performance indicators; and (iii) Present a free float above 25%.

For assets that have gone through a privatization process, another transaction, or are in the process of being sold, in the last 12 months, the fair value was assumed to be equivalent to the transaction value or purchase offer value.

The Guideline Public Companies Method (GPCM) was used for all companies within the scope of valuation. For companies already assessed using the DCF method, Market Cap, or Transaction Value, this methodology was used as reasonableness analysis for the estimated values. For the other companies, this method was adopted as the primary method of valuation.

[2] Brazil Stock Exchange

Methodology		Description
Income	Discounted Cash Flow	It measures the value of an asset or business by the present value of the net economic benefit (cash receipts minus cash expenses) to be received over its useful life.
Market	GPCM	Market Approach methodologies measure the value of an asset or business based on how much other buyers in the market have paid for the assets being valued or for assets or businesses that can be considered reasonably like those being valued.
	Market Cap	

1.4 Value conclusion

Summary of Values (in millions of BRL)		
Enterprise Value | Furnas - Parent Company		42,217
Non-operating assets (liabilities)		(775)
Net Cash (Net Debt)		(8,583)
Equity Value | Furnas - Parent Company		32,859
Equity Value of Invested Companies		9,982
Equity Value | Consolidated		**42,841**
Value per share*	Amount (thousand)	Unit Value
Common	52,739,026	BRL 0.634
Preferred	14,864,685	BRL 0.634

Source: EY / Management

Based on the analysis of the rights and benefits of each of the classes of shares and the history of payment of dividends per class of share, it was concluded that there is no economic differentiation between the common and preferred shares of Furnas.

The Company's fair value, consolidated, represents the fair value of Furnas Parent Company plus the fair value of its Invested Companies, as described throughout this Report.

This estimate of value does not consider possible contingencies, insufficiencies, or supervening assets or liabilities that are not recorded in the Company's equity position, as provided by Management. Because of this, the results presented do not consider their effect, if any.

Conclusion

Based on the information analyzed, the assumptions, and the limitations described in this Report, our valuation resulted in a fair value estimate of BRL 42,841 million for 100% of Furnas' shareholders' equity as of 30 June 2022.

Invested Companies	% Share	Fair value
Madeira Energia S.A.	72.37%	1,000
Chapecoense Geração S.A.	40.00%	1,917
Empresa de Energia São Manoel S.A.	33.33%	562
Teles Pires Participações S.A.	24.72%	384
Tijoá Participações e Investimentos S.A.	49.90%	381
Enerpeixe S.A.	40.00%	294
Serra do Facão Energia S.A.	54.01%	1,248
Retiro Baixo Energética S.A.	49.00%	228
Baguari Energia S.A.	30.62%	86
Brasil Ventos Energia S.A.	100.00%	135
Belo Monte Transmissora de Energia SPE S.A.	24.50%	863
Interligação Elétrica do Madeira S.A.	24.50%	750
Mata de Santa Genebra Transmissão S.A.	49.90%	559
Parnaíba Transmissora de Energia S.A.	24.50%	241
Triângulo Mineiro Transmissora S.A.	49.00%	198
Goiás Transmissão S.A.	49.00%	221
Transenergia Renovável S.A.	49.00%	265
MGE Transmissão S.A.	49.90%	248
Transenergia São Paulo S.A.	24.50%	35
Caldas Novas Transmissão S.A.	49.90%	29
Lago Azul Transmissão S.A.	49.90%	24
Vale do São Bartolomeu Transmissora de Energia S.A.	39.00%	143
Transenergia Goiás S.A.	100.00%	171
Total		**9,982**

* Rounded values.



2

Market analysis

2.1 Industry overview

The global energy market

The global energy market is composed of large companies with a high degree of verticalization, where few countries are self-sufficient in their production, and even Japan and the United States, considered developed countries, annually import significant amounts of energy.

The global power sector has undergone a considerable change in its composition, a trend that should continue in the medium and long term. Among the highlights, between the years 1990 and 2020, the retraction of the participation of coal-fired generation and the expansion of the participation of natural gas, wind and solar energy are the most evident movements. As for the other segments, although they have not presented significant changes in their participation, nuclear and hydraulic generation have maintained a substantial representation in the composition of the world's energy matrix. Thus, the main energy sources in the world are, respectively: coal (33.8%), natural gas (22.8%), hydro (16.8%), nuclear (10.1%), solar and wind (9.5%), oil (4.4%) and other renewables (2.7%).

According to the IEA (International Energy Agency), after falling by about 1% in 2020, global electricity demand is set to grow again in 2021, outpacing the increase in low-emission generation, even in another record year for renewables. This is leading to increased output from coal-fired power plants to meet demand, especially in Asia. Natural gas demand is expected to recover more quickly, driven mainly by an increase in industrial use.

Brazilian energy market

The Energy Sector in Brazil is composed of different industries and types of power plants, depending on the type of energy resource used for generation. Most of the power generation is concentrated in hydraulic sources due to Brazil's geo-climatic characteristics, for its territorial extension, hydrographic basins and different rainfall regime for each region. The hydraulic matrix represented 63.8% of electricity generation in the country in 2020. The natural gas, wind and biomass-based electric energy matrices had similar participation in 2020, varying between 8.6% and 9.2%. In recent years, the two big highlights in terms of growth rate were the wind and solar generation segments, with the latter only starting to have some relevance in Brazilian electricity generation in 2017, but with exponential growth and good prospects since then.

Such an important and strategic sector for the Brazilian economy is regulated by government agencies responsible for energy policy and centralized operation. The role of the National Electric Energy Agency (ANEEL), the National Electric System Operator (ONS), and the Electric Energy Trading Chamber (CCEE) are highlighted in this performance. In Brazil, the energy sector is composed of energy generation, transmission, and distribution companies, and there are also the so-called energy traders that intermediate contracts for the purchase and sale of electricity.

The Brazilian energy sector is composed of important companies of national and foreign capital. In recent years there has been an expansion of electricity generation in Brazil, with greater diversification of generating sources, with wind and solar generation gaining market share. The hydroelectric and thermoelectric plants remain as the main sources of energy in the country and the largest companies in the sector (according to installed capacity) are: Eletrobras, Engie, Itaipu, Petrobras, CTG, Copel, Cemig, CPFL, Enel and AES.

2.1 Industry overview

Generation

In Brazil, most of the energy generation is concentrated in hydraulic sources, due to the country's geo-climatic characteristics, for its territorial extension, hydrographic basins and differentiated rainfall regime for each region. Water constitutes the most important energy resource, characterizing an important source of renewable energy in Brazil, in view of the country's great hydraulic potential. Hydroelectric power is the obtaining of electrical energy by harnessing the hydraulic potential of a river. The energy efficiency of hydroelectric plants is quite high, around 95.0%. Important hydrographic basins with utilization by the energy sector in the country are those of the São Francisco and Paraná rivers. The North region is also highlighted by its great potential for electricity generation through hydroelectric plants.

Energy Consumption is directly related to the performance of economic activity. Between the period from 2007 to 2021, the average annual growth rate was 2.1%, increasing consumption from 377,030 GWh to 500,209 GWh, a total expansion close to 32.7%. It is worth noting that the period was marked by the subprime crisis and by the recession in the domestic market, reducing energy consumption and the annual average for the period. The main segments demanding energy in 2020 in Brazil are, by relevance, the industrial segment (36.3%), followed by the residential (30.2%), commercial (17.4%) and others (16.1%).

According to the National Electric System Operator (ONS), electricity generation in the National Integrated System (SIN) in 2021 totaled 602.0 thousand GWh (including hydro, nuclear and conventional thermal, wind and solar energy), which meant a 5.2% growth compared to the same period of the previous year, due mainly to the strong growth in wind and hydro power generation.

In January 2022, the generation of electric energy in the National Integrated System (SIN) totaled 53.7 thousand GWh, which meant an expansion of 1.0% in relation to the same period in 2021. The segment that presented the greatest retraction in the period was thermal, with -27.2%, followed by wind power, with -18.7%. However, the segments that showed the highest growth in the period were, respectively: solar 59.8% and hydraulic 10.9%.

For 2022, Lafis projects an expansion of 1.2% in the consumption and 1.8% in the generation of electric energy. For this scenario were considered, the maintenance of the growth of the electric energy free market, the recovery of the commercial consumption, and the maintenance of the growth trend in the residential segment.

Also, according to Lafis, the three-year period from 2023 to 2025 will be a period of resumed economic growth interrupted by the Covid-19 crisis. Considering that there is a resumption of the economic agents' confidence, a fertile ground for sector expansion can be observed. Thus, considering the scenario described above, Lafis has projected an average growth of 2.8% in the generation and 2.5% in the consumption of electric energy, reaching in 2025 a level of 688 thousand GWh and 560.5 thousand GWh, respectively.

Total energy generation in Brazil - EPE (GWh)


1,4%
-1,4%
5,2%
1,2%
2,8%
2,7%
2,4%
2,5%
593.638
584.413
601.976
613.000
633.000
651.000
669.000
688.000
2019
2020
2021
2022 (P)
2023 (P)
2024 (P)
2025 (P)
2026 (P)
Generation
Growth

Source: Ministry of Mines and Energy/EPE/ONS/COMEX/ANEEL. Estimate and projections: Lafis/April 2022

2.1 Industry overview

Generation and Marketing

Electricity generation by hydraulic source in Brazil - (GWh) - (%)


5,9%
-2,6%
7,3%
-0,4%
359.743
380.911
370.906
397.877
396.327
2016
2017
2018
2019
2020
Hydraulics
Growth

Number of Suppliers and gross margin - (%)


19% 18% 24% 20% 19% 19% 10% 9% 8% 6% 5% 5% 5% 5%
684 653 666 940 1101 1587 1805 1864 1826 4062 5013 5819 7057 8670
48 55 70 93 113 147 151 163 171 191 219 270 341 420
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Number of retailers
ACL Consumers (Free+special)
Gross margin trade

According to ANEEL, 67% of the energy generated in the country in 2021 and 62.48% of the installed capacity came from plants powered by the force of rivers. In Brazil today there are 739 hydroelectric generating plants (CGHs), 425 small hydroelectric plants (PCHs) and 219 hydroelectric power plants (UHEs), which are responsible for 109.3 gigawatts (GW) of installed capacity in operation. Three of the plants in the country are among the ten largest on the planet - Itaipu Binacional (14,000 MW, shared between Brazil and Paraguay), Belo Monte (11,233 MW) and Tucuruí (8,370 MW). In 2020, the energy generated in Brazil from hydraulic sources was 415,483 GWh. It is worth noting that energy generated from water is renewable and guarantees a secure supply, but the high dependence on hydropower subjects the system to vulnerability in the generation of energy during periods of low rainfall. Thus, the reduction of rainfall in some regions can lead to increased costs for the generators that operate hydroelectric plants.

During the last few years, the power trading segment has grown significantly, both in volume of energy traded and in number of new entrants.

Period from 2017 to 2020 was marked by the entry of generation projects in the ACL with low break-even price (more favorable exchange rate and capex) with lower prices charged for sale to end customers.

According to CCEE, commercial relations in the current model of the Brazilian electricity sector are established in the Regulated Contracting Environment (ACR) and in the Free Contracting Environment (ACL). In the Short-Term Market, the differences between the amounts generated, contracted and consumed are accounted for and settled.

2.1 Industry overview

Distribution

The electric power distribution sector in Brazil is fully regulated and is characterized by the need for large investments in view of the size of the country and the territorial dispersion of its population. In this context, this regulation is important to ensure that supply is increasingly adjusted to specialized demand.

The regulatory mechanisms for distribution companies are basically: the periodic tariff review, calculated using the asset base provided by the distributor and the return on capital; and the annual tariff adjustment, which is basically a monetary correction of the practiced tariffs, less a factor of expected efficiency gain, the so-called X Factor.

The current model also determines that the purchase of electricity by the distributors in the ACR always occurs by means of auctions, observing the criteria of lowest tariff and aiming to reduce the cost of electricity acquisition to be passed on to the consumers' tariff.

In 2020, electricity consumption in Brazil showed a retraction compared to 2019 in all segments, except for the residential segment. The drop in consumption is related to the effects on economic activity caused by the Covid-19 crisis that severely affected energy consumption, especially in the second quarter of the year, considering the social distancing policies to combat the virus, and to the lower use of air conditioning in 2020, considering that temperatures were milder at the beginning of this year.

Lafis considers in its economic scenario that the three-year period from 2024 to 2026 will be a period of continued economic growth that was interrupted by the Covid-19 crisis. If the confidence of economic agents is restored, there is fertile ground for sector expansion.

According to the Distribution Development Plan (PDD), between 2021 and 2023, BRL49.2 billion will be invested in electricity distribution in Brazil, of which BRL32.64 billion will be for network expansion, BRL18.27 billion for improvement, and another BRL9.4 billion for renovation.

In the triennium, considering the categories of electricity consumption, what is expected is a generalized growth, with a better level of industrial, commercial and residential activity, in line with macroeconomic indicators, especially indicators of income, employment, interest and aggregate production.

Thus, considering the scenario described above, Lafis projected an average growth of 2.8% in electricity generation and 2.5% in consumption, reaching a level of 686 thousand GWh and 558.5 thousand GWh in 2026, respectively.

National Consumption of Electric Energy-EPE (GWh)-(Variation)


1,40%
-1,40%
5,20%
1,20%
2,40%
2,70%
2,40%
2,50%
2019
2020
2021
2022 (P)
2023 (P)
2024 (P)
2025 (P)
2026 (P)

2.1 Industry overview

Transmission

National electricity transmission market (in USD billions) - 2021 - 2026


2026 (P)
104
2025 (P)
102
2024 (P)
100
2023 (P)
98
2022
95
2021
89

Source: Global Market Model

Annual Allowed Revenue (in BRL billions) - 2015 to 2023


2022-2023
40
2021-2022
32
2020-2021
31
2019-2020
26
2018-2019
24
2017-2018
24
2016-2017
14
2015-2016
12

Source: Agência Nacional de Energia Elétrica (ANEEL), Empresa de Pesquisa Energética (EPE)

National electric power transmission sector

Electricity transmission is responsible for transporting large volumes of electricity from the generating units to the distributors, operating lines with voltage higher than 230 thousand volts. In Brazil, since 2010, the transmission lines have expanded significantly, reaching 172,864 kilometers by 2022, which represents an average annual expansion of 5.0% per year. This service is offered by independent companies, which through transmission auctions acquire the right to install and operate substations and transmission lines.

The expansion of the National Interconnected System (SIN) is planned based on the Programa de Expansão da Transmissão de Energia Elétrica - PET, prepared by the Empresa de Pesquisa Energética ("EPE"), covering a five-year horizon, and on the Plano de Ampliação e Reforços da Rede Básica - PAR, developed annually by ONS, for a three-year period. These plans show the transmission lines and substations that will be built or reinforced to provide better electricity transmission services through the Basic Grid.

Transmitters sign contracts with generating agents, distributors, transmitters and with the National Operator of the Electric System (ONS), responsible for managing the transmission services in Brazil, which includes remunerating the transmitters through the Allowed Annual Revenue - RAP. The load forecast data for the Annual Energy Operation Planning - 2022 Cycle (2022-2026). For the period 2022-2026, the expectation is an average load growth of 3.4% per year. In 2022, the projection is for a 2.7% increase, considering a 1.3% increase in the Gross Domestic Product - GDP.

In the year 2022, the value of the Brazilian market in the electric power sector was $95.0 billion, with a progression of 6.8% in relation to the previous year. The growth is justified by the recovery of electricity generation and consumption after the critical period of the Covid-19 crisis.

The BRL 7.85 billion increase in revenue in the 2022-2023 cycle can be explained by the readjustment index foreseen in the concession contracts, the expansion of the transmission system, with 23 new contracts coming into operation, and the improvements authorized. Also in this group are the effects of the concessionaires' revenue reviews.

3 Valuation Analysis of Furnas | Parent Company

3.1 Overview

Furnas | Parent Company

BRL 5.67 bi

Net Revenue as of June 30, 2022

BRL 2.05 bi

Earnings Before Interest and Taxes as of June 30, 2022

BRL 36.1 bi

Shareholders' Equity as of June 30, 2022

9,716 MW

Installed generation capacity - Own plants + partnership

Registered Assets - Energy Generation | Parent Company Level

Furnas has 10 hydroelectric power plants and 1 thermoelectric power plant in operation, whose concessions are 100% owned by Furnas (Parent Company Level), besides 2 shared hydroelectric plants. The list of generation assets considered at the Parent Company Level is presented below:

Power Plant	Installed Capacity (MW)	Physical Guarantee (MWavg)	Concession End Date
Hydroelectric power plants			
Batalha	49.5	46.7	Apr/43
Corumbá	375.0	219.5	Jun/52
Funil	216.0	102.4	Jun/52
Furnas	1,216.0	625.0	Jun/52
Itumbiara	2,082.0	948.9	Jun/52
Luiz Carlos Barreto de Carvalho	1,050.0	497.2	Jun/52
Marimbondo	1,440.0	688.7	Jun/52
Mascarenhas de Moraes	476.0	299.8	Jun/52
Porto Colômbia	320.0	205.4	Jun/52
Simplício/Anta	322.5	185.8	Dec/43
Shared Hydroelectric Plants (Partnership)			
Manso	203.0	83.3	Sep/37
Serra da Mesa	1,275.0	596.1	May/46
Thermoelectric Power Plants			
Campos (out of operation)	25.0	20.9	-
São Gonçalo (out of operation)	-	-	Renewal denied
Santa Cruz	691.0	691.0	Dec/26

Source: Financial Statements/ Management

Based on the information provided by Management, no new capacity expansion projects were considered during the projection period, nor were the renewal of concessions that had not been contracted.

3.1 Overview

Furnas | Parent Company

8 contracts

Furnas exclusive concession contracts

21.7 thousand km

Extension of Furnas's own transmission network

Registered Assets - Transmission | Parent Company Level

Furnas has 35,201 km of transmission lines, of which 21,702 km are its exclusive concession. The transmission concession contracts of Furnas (Parent Company Level) are detailed below:

Contract	Transmission Line	State	Concession Period
016/2012	SE Zona Oeste, 500/138 kV (3+1 res.) x 300 MVA	RJ	30 years
014/2011	LT Xavantes - Pirineus, CS, em 230 kV	GO	30 years
006/2010	LT Mascarenhas - Linhares 230 kV - CS SE Linhares - 230/138 kV	ES	30 years
003/2009	LT Bom Despacho 3 - Ouro Preto 2 - 500 kV	MG	30 years
007/2006	LT Tijuco Preto - Itapeti - Nordeste 345 kV	SP	30 years
006/2005	LT Macaé - Campos C3	RJ	30 years
062/2001	Diversos Empreendimentos	RJ, SP, PR, MG, GO, TO, DF, ES, MT	30 years
034/2001	Expansão da Interligação Sul - Sudeste	PR, SP	30 years

Source: Financial Statement/ ANEEL Transmission Contracts

Based on the information provided by Management, no new capacity expansion projects were considered during the projection period, nor were the renewal of concessions that had not been contracted.

3.2 Historical financial information

Furnas Parent Company IS (thousands of BRL)[1]	Dec/20	Dec/21	Jun/22
Gross revenue	10,415,203	13,188,390	6,546,660
Sales tax	(1,787,519)	(1,810,474)	(872,136)
Net revenue	8,627,684	11,377,916	5,674,524
Operational costs	(3,628,182)	(3,984,763)	(2,182,004)
Gross profit	4,999,502	7,393,153	3,492,520
General and administrative expenses	(2,482,167)	(2,040,703)	(1,438.,30)
Other (revenue) expenses	2,104,182	1,364,564	-
EBIT	4,621,517	6,717,014	2,054,390
Equity equivalence result	(322,766)	(367,570)	244,108
Financial expenses	(394,765)	(426,779)	(343,673)
Non-operating results	-	-	(1,338,982)
EBT	3,903,986	5,922,665	615,843
Income tax and social contribution	(1,335,529)	(1,889,728)	(107,309)
Net Income	2,568,457	4,032,937	508,534

Financial Indicators	Dec/20	Dec/21	Jun/22
Growth of NR	n/a	31.9%	-0.3%
Margin EBIT	53.6%	59.0%	36.2%
Margin EBT	45.2%	52.1%	10.9%

Source: Financial Statements/ Management
[1] Adjustments were made to some accounts in the audited financial statements for presentation and margin calculation purposes.

Summary of historical financial information

Management provided Furnas information on the Valuation Date, which was analyzed with the purpose of understanding the trends of the Company's operating indicators.

Income Statement ("IS")

Furnas' operating revenue comes from the generation, sale, and transmission of electricity.

Furnas' net revenue in 2021 increased by 31.9% in relation to 2020, from BRL 8.6 billion to BRL 11.4 billion. This variation is mainly due to the following factors: (i) price readjustment of the contracts in effect; (ii) increase in the amount freely traded by Furnas; and (iii) new short-term contracts signed.

In the same period operating costs and expenses increased 16.2%, negatively impacted by the 123.9% increase in fuel costs for electricity generation, which was partially offset by the entry of BRL 860 million related to the GSF renegotiation. Even so, since the increase in revenues was higher than the increase in costs and expenses there was an increase in the 2021 EBIT margin in comparison to 2020, from 53.6% to 59.0%.

The annualized net operating revenue for the first semester of 2022 was stable compared to the previous year and also compared to the first semester of 2021. For the first six months up to June 30, 2022, net revenue totaled BRL 5.7 billion, compared to BRL 5.0 billion on June 30, 2021.

On the other hand, costs and expenses grew 34.3% in the first semester of 2022 in annualized terms, mainly due to the recognition of a provision for loss with the investment in SPE Madeira Energia S.A., of BRL 1.6 billion, which contributed to the EBIT margin decrease in the period, to 36.2%, a lower level than the one observed historically.

3.2 Historical financial information

Furnas Parent Company Balance Sheet (thousands of BRL)[1]	Dec/20	Dec/21	Jun/22
Cash and cash equivalents	170,120	14,404	6,926
Accounts receivable from customers - ST	1,407,982	1,123,071	1,231,589
Bonds and securites - ST	961,965	2,762,181	1,763,045
Contractual assets of the concession - ST	4,554,703	3,111,428	3,298,466
Deferred taxes and social contributions - ST Assets	248,850	168,254	588,472
Dividends payable (Remunaration of equity interests)	-	-	74,264
Acounts receivable from mutual operations - ST	71,278	117,586	-
Other current assets	360,632	290,363	248,923
Current assets	7,775,530	7,587,287	7,211,685
Accounts receivable from customers - LT	-	-	257,677
Bonds and securites - LP	272,583	263,295	728,946
Contractual assets of the concession - LT	17,372,758	21,253,224	21,942,563
Deferred asset - LT	-	-	2,136,579
Judicial deposits	901,131	937,689	1,009,941
Other non-current assets - LT	1,494,195	1,582,247	130,668
Long term assets	20,040,667	24,036,455	26,206,374
Investments	6,067,230	5,526,875	5,584,140
Fixed asset	6,087,357	6,530,644	6,609,603
Intangible	147,950	979,276	21,335,428
Non-curret assets	12,302,537	13,036,795	33,529,171
Total assets	40,118,734	44,660,537	66,947,230

Source: Financial Statements/ Management
[1] Adjustments were made to some accounts in the audited financial statements for presentation and margin calculation purposes.

Balance Sheet ("BS") - Assets

Analyzing the historical performance of Furnas' asset accounts, it was noted an 11% increase in the Company's total assets between 2020 and 2021, going from BRL 40.1 billion to BRL 44.7 billion, followed by a 50% variation in the first half of 2022, reaching BRL 66.9 billion.

In December 2021 it is possible to observe a reduction in the balance of the "Cash and cash equivalents" account as a result of a technical and financial cooperation agreement between Furnas and Itaipu Binacional, whose object is the revitalization of Furnas' direct current system dedicated to the Itaipu Hydroelectric Plant. On the other hand, the balance of the "Bonds and Securities - ST" account increased by BRL 1,800 million, basically reflecting the investments in investment funds, as established by Resolution 3284/05. In addition, this year, the transmission contractual assets increased significantly, by 11.1%, mainly due to the increase in financial revenues, driven by the rise in inflation indexes, the increase in construction revenues in the period, and the re-measurement of the concession assets related to RBSE.

In 2022 there was a significant increase in the Company's intangible assets, from BRL 970 million to BRL 21.3 billion since new concession contracts were signed together with Eletrobras for the generation of electric energy, which gives the Company the right to regulate the exploration of the potential of 8 hydroelectric plants contemplated by Law 14.182/2021, which generated the accounting of a new intangible asset for the Company, financed both by loans and by the Advance for Future Capital Increase (AFCI) made by Eletrobras.

Furnas' asset accounts considered in working capital are accounts receivable from customers and Tax credit. The other accounts were treated as non-operational and, therefore, were included in the analysis as equity value adjustments and added to the present value of the cash flows.

3.2 Historical financial information

Furnas Parent Company - Balance Sheet (thousands of BRL)[1]	Dec/20	Dec/21	Jun/22
Loans and financing - ST	1,499,136	1,453,750	1,363,498
Debentures - ST	3,022	97,947	-
Suppliers	682,362	667,04	441,918
Income Tax and social contribution	163,175	236,444	134,392
Interest and dividends payable	510,719	894,133	1,147,109
Onerous contracts - ST	-	-	175,493
Regulatory fees -ST	81,892	82,509	101,15
Concessions payable (use of public goods) - ST	1,778	1,860	1,958
Other current liabilities - ST	72,081	40,666	429,059
Allowances for contingencies - ST	290,589	423,222	175,814
Current liabilities	**3,304,754**	**3,897,571**	**3,970,391**
Loans and financing - LT	4,382,041	4,068,656	7,226,255
Debentures - LT	1,258,446	1,257,225	-
Onerous contracts - LT	-	-	8,057,052
Regulatory fees - LT	254,456	189,887	197,065
Deferred income Tax and social contribution - LT liability	3,218,773	4,286,825	6,242,926
Allowances for contingencies - LT	3,097,147	3,288,436	2,860,834
Concessions payable (use of public goods) - LT	33,558	37,202	37,889
Other non-current liabilities	742,997	812,908	2,275,510
Non-current liabilities	**12,987,418**	**13,941,139**	**26,897,531**
Share capital	6,531,154	6,531,154	6,531,154
Capital reserves	5,053,045	5,053,045	3,058,823
Acumulated profit and losses	-2,583,283	-1,994,222	509,72
Retained earnings	14,119,110	17,071,392	17,071,392
Proposed additional dividend	706,536	160,458	-
Advances for additional capital increase	-	-	8,908,219
Equity	**23,826,562**	**26,821,827**	**36,079,308**
Total liabilities and equity	**40,118,734**	**44,660,537**	**66,947,230**

Source: Financial Statements/ Management

[1] Adjustments were made to some accounts in the audited financial statements for presentation and margin calculation purposes.

Balance Sheet ("BS") - Liabilities

Analyzing the historical performance of Furnas' liabilities it was noted an increase of 11% in 2021 in comparison to 2020, mainly a result of the increase of 33.2% in deferred income tax and social contribution, while the increase of 50% in liabilities in June 2022 is largely explained by the increase of 24.9% in loans and financing, as a result of new funding, and by the recognition of the obligations of Law 14.182/2021.

The increase in the deferred income tax and social contribution account in December 2021 was due to the recognition of deferred tax liabilities arising from temporary differences related to contract assets, of BRL 2.5 billion, and to the amount of the hydrological risk renegotiation - GSF, of BRL 845 million.

The increase in the liability in June 2022, on the other hand, was mainly due to the recognition of the obligations of Law 14.182/2021, which determined the conditions for obtaining new electric energy generation concession grants, establishing obligations of (i) payment to the CDE and (ii) implementation of the program for the revitalization of the hydric resources of the hydrographic basins in the area of influence of the Furnas Hydroelectric Power Plants' reservoirs. In the scope of this process, Deliberation DEL-079/2022 approved the concession of an Advance for Future Capital Increase (AFCI) with ordinary resources of Eletrobras, in the amount of BRL 8.9 billion in favor of Furnas for payment of the concession bonus.

Analyzing the Company's debt/equity ratio between December 2020 and June 2022, the degree of indebtedness is decreasing over the years. In 2020 this ratio was 30.0% and reduced to 25.6% in 2021 and then to 23.8% in June 2022. Although the balance of loans and financing increased in the first half of 2022, there was a more than proportional increase in the Company's retained earnings, which contributed to the decrease in its degree of indebtedness measured by the debt/equity ratio. The accounts considered in working capital are Suppliers, Salaries and charges payable, Taxes and contributions payable, and regulatory fees. The other accounts were treated as non-operational and, therefore, were included in the analysis as equity value adjustments and deducted from the present value of the cash flows.

3.3 Projected financial information

The Income Approach, discounted cash flow method, was considered in the valuation of Furnas.

The projections were based on files provided by Management and/or the Company.

Description

Furnas is a privately held corporation controlled by Eletrobras that generates, transmits, and sells electricity in 14 states and the Federal District, operating 12 hydroelectric power plants, 1 thermoelectric power plant, and 8 transmission contracts.

General Assumptions

- Valuation Date: June 30,2022;
- Projection Period : July 1, 2022 to December 31, 2052;
- Currency: Brazillian Reais ("BRL") in nominal terms;
- Discount rate: 10.1% in Brazillian Reais (BRL) in nominal terms, according to the Weighted Average Cost of Capital ("WACC") methodology;
- Adjustments: non-operating assets and liabilities, including cash and debts, were not considered in the cash flow projections. When observed, they were treated separately and added/subtracted from the present value of cash flows, impacting the equity value of Furnas.

Projected Financial Information

Below is an overview of the main accounts projected for the discounted cash flow projection.

- **Net revenue - Generation:** Projections were considered for the hydroelectric plants Batalha, Simplício, Serra da Mesa, Manso, Marimbondo, Funil, Porto Colômbia, Furnas, Luiz Carlos Barreto de Carvalho, Corumbá, Itumbiara, Mascarenhas de Moraes and for the thermoelectric plant Santa Cruz. The revenues were projected with the following outliers: Annual Generation Revenue (AGR), ACR contracts (regulated market), ACL contracts (free market) and energy sales in the SPOT market.

The ACR contracts represent 5.4% of the total volume, totaling 7,658 MW average until 2052, at an average price of BRL 264/MWh on the Valuation Date which is readjusted annually by IPCA. The ACL contracts represent 79.9% of the total volume, totaling 111,988 MW average until 2052 at an average price on the Valuation Date of BRL 181/MWh, and are readjusted annually by IPCA. Between 2022 and 2052, the sale of 20,973 MW average was considered in the SPOT market at an average price of BRL 169/MWh on the Valuation Date and corrected annually by the Brazilian Broad Inflation Index ("IPCA"). The energy amounts described above change among the sales segments (ACR, ACL and SPOT) and years according to the existing contracts on the Valuation Date and the Company's commercialization strategy. The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023 and stabilizing at 90% from 2024 to the end of the projection, according to the average estimate of the market, implying the need to purchase energy in some projects and surplus energy in others.

- **Net revenue - Transmission:** transmission revenue is given by the Annual Allowed Revenue ("RAP" in the Portuguese acronym) of the 8 contracts held by Furnas. RAP refers to the services provided in the power grid network, established via a concession agreement with ANEEL. The RAP values for future cycles were considered, including the reinforcement values as long as they were approved by ANEEL on the Valuation Date, adjusted by IPCA.
- **Deductions:** on the gross revenue of generation and transmission there is the incidence of PIS and COFINS, projected according to rates applicable to the Actual Profit tax regime. Other deductions on net revenue are: RGR (Global Reduction Reserve), TFSEE (Electric Power Services Inspection Fee), CFURH (Financial Compensation for The Use of Water Resources) and R&D.
- **Costs and Expenses:** the main operating costs and expenses are composed of usage and connection charges, insurance, O&M, personnel, materials, third-party services and others. The costs and expenses assumptions were provided by the Management and are adjusted annually by IPCA.

3.3 Projected financial information

Projected Financial Information (cont.)

- **EBITDA Margin:** based on the assumptions for revenue, costs, and expenses, the projected average annual EBITDA margin was 64%.
- **Depreciation:** a fixed depreciation rate of 2.38% per year was considered, according to historical values available in the Company's financial statements.
- **Amortization:** Law 14.182/2021 conditioned the privatization of Eletrobras to the signing of new concession contracts for electricity generation, to substitute the existing contracts. These new contracts made possible the alteration of the exploration regime for the independent production of the quoted plants. The amortization of the Intangible Asset related to the new concessions resulting from the Capitalization of Eletrobras was calculated proportionally to the descotization between 2023 and 2026, and fixed rate from 2027 to 2052, except for UHE Itumbiara and UHE Mascarenhas that followed a fixed rate amortization until 2052.
- **Capex:** the corporate investment projections made available by the Management were considered, except those related to expansions and new implantations.
- **Income Taxes:** the projection of income taxes was based on the tax Actual Profit method, in which Furnas is classified. Income taxes were projected in accordance with the Brazilian tax legislation in effect, observing an income tax rate of 34%. The projection considers the use of the balance tax losses existing on the Valuation Date, represented by deferred income tax accounted for in the amount of BRL 588.5 million. The offset of losses is limited to 30% of the profit of the period, according to Brazilian tax legislation.
- **Working Capital:** the estimated working capital was based on Furnas's historical financial statements. The balance sheet accounts were analyzed and classified as operational or non-operational assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating revenues, costs, and expenses, as applicable, from the average of working capital days calculated for the last 3 historical periods.

For details of Furnas's DCF, refer to Exhibit 1.

Main Operational Assumptions	Furnas
Concession period (years)	30
Concession end date*	Dec/52
Installed capacity (MW)	9,716
Physical guarantee (MWavg)	5,190
Sold volume in the Regulated Market ACR (MWavg)	7,658
Sold volume in the Free Market ACL (MWavg)	111,988
Sold/Bought SPOT volume (MWavg)	20,973
Average selling price at the Regulated Market ACR (BRL/MWh)	264.5
Average selling price at the Free Market ACL (BRL/MWh)	180.7
Selling price in the SPOT (BRL/MWh)	169.0
SUDAM/SUDENE tax benefit	N/A

*For generation and transmission revenues the term of each contract was considered, reducing throughout the projection

3.4 Discount rate

Below are the parameters considered in the estimation of the discount rate. For details on the discount rate methodology, consult the Appendix.


Cost of Equity (Ke)
Risk-free rate (RF USA) 2.8%[1]
Inflation differential 1.2%[2]
Market risk premium 6.0%[3]
Unleverage Beta 0.4[4]
Country risk premium 3.2%[5]
Cost of equity 10.6%
66.0%
WACC 10,1%
Cost of Debt (Kd)
Cost of debt 13.8%[6]
Cost of debt after tax 9.1%
34.0%

Notes:

[1] Source: Federal Reserve (6-month historical average of 20-year T-bonds)

[2] Difference between projected long-term inflation in the US (source: Federal Reserve) and Brazil (source: BACEN)

[3] Source: EY LLP - Market risk premium is based on historical risk premium and expectations of future risk premium

[4] Based on the average of selected comparable companies Source: Capital IQ

[5] Source: JP Morgan EMBI + (6-month historical average)

[6] Refers to the weighted average of all the Company's funding on the Valuation Date

Further information is available in Appendix II: Discount Rate

3.5 Non-operating adjustments

Adjustments of non-operating items

Non-operating assets/liabilities, debt and cash & equivalents were not part of the cash flow projections, therefore were included in the analysis as value adjustments and added/subtracted from the present value of cash flows.

The assets and liabilities detailed alongside, were classified as non-operating ("NOP") either because they are not recurring or because they are not directly linked to Furnas' operating activities.

Non operating assets (BRL thousands)	
Bonds and securites - ST	1,763,045
Dividends payable (Remunaration of equity interests)	74,264
Other current assets	248,923
Other current assets	257,677
Bonds and securites - LT	728,946
Deferred asset - LT	2,136,579
Judicial deposits	1,009,941
Other non-current assets - LT	130,668
Total	6,350,043

Non operating liabilities (BRL thousands)	
Dividends and interest on equity capital	1,147,109
Concessions payable (use of public goods) - ST	1,958
Other current liabilities - ST	429,059
Allowances for contingencies - ST	175,814
Regulatory fees - LT	197,065
Allowances for contingencies - LT	2,860,834
Concessions payable (use of public goods) - LT	37,889
Other non-current liabilities - LT	2,275,510
Total	7,125,238
Net non-operating assets and liabilities	**(775,195)**

Source: EY / Management

3.6 Estimated value

Composition of Value| Parent Company (BRL million)


(775)
(8,583)
42.217
32.859
Enterprise Value | Parent Company
Non-operating assets (liabilities)
Net Cash (Net Debt)
Equity Value | Furnas - Parent Company

Source: EY / Management

Composition of Value | Parent Company (BRL million)	
Enterprise Value | Parent Company	42,217
Non-operating assets (liabilities)	(775)
Net cash (Net debt)	(8,583)
Equity Value | Furnas - Parent Company[1]	**32,859**
Implicit Multiple	
EV/EBITDA	9,2x
EV/ROL	3,9x

[1] Does not include the value of investments in subsidiaries and affiliates

The Exhibits 9 and 10 presents details about the selected comparable companies and their respective multiples.

4 Valuation of Invested Companies

Overview of Invested Companies

The table below lists the Invested Companies. The sections from 4.1 to 4.4 detail the valuation analysis of the Invested Companies.

Company	% Share	Fair Value of Capital (BRL million)	Main Valuation Methodology adopted	Segment
Madeira Energia S.A.	72.37%	1,000	DCF	Generation
Chapecoense Geração S.A.	40.00%	1,917	DCF	Generation
Empresa de Energia São Manoel S.A.	33.33%	562	DCF	Generation
Teles Pires Participações S.A.	24.72%	384	DCF	Generation
Tijoá Participações e Investimentos S.A.	49.90%	381	Multiples	Generation
Enerpeixe S.A.	40.00%	294	Multiples	Generation
Serra do Facão Energia S.A.	54.01%	1,248	Multiples	Generation
Retiro Baixo Energética S.A.	49.00%	228	Multiples	Generation
Baguari Energia S.A.	30.62%	86	Multiples	Generation
Brasil Ventos Energia S.A.	100.00%	135	Multiples	Generation
Belo Monte Transmissora de Energia SPE S.A.	24.50%	863	DCF	Transmission
Interligação Elétrica do Madeira S.A.	24.50%	750	DCF	Transmission
Mata de Santa Genebra Transmissão S.A.	49.90%	559	DCF	Transmission
Paranaíba Transmissora de Energia S.A.	24.50%	241	Multiples	Transmission
Triângulo Mineiro Transmissora S.A.	49.00%	198	Multiples	Transmission
Goiás Transmissão S.A.	49.00%	221	Multiples	Transmission
Transenergia Renovável S.A.	49.00%	265	Multiples	Transmission
MGE Transmissão S.A.	49.90%	248	Multiples	Transmission
Transenergia São Paulo S.A.	24.50%	35	Multiples	Transmission
Caldas Novas Transmissão S.A.	49.90%	29	Multiples	Transmission
Lago Azul Transmissão S.A.	49.90%	24	Multiples	Transmission
Vale do São Bartolomeu Transmissora de Energia S.A.	39.00%	143	Multiples	Transmission
Transenergia Goiás S.A.	100.00%	171	Multiples	Transmission

Source: Management/EY

Overview of Invested Companies

Generation

Madeira Energia S.A.

Madeira Energia S.A. is the controlling company of Santo Antônio Energia S.A., whose objective is the operation and maintenance of the Santo Antônio hydroelectric power plant and its transmission system on a stretch of the Madeira River at the municipality of Porto Velho in the state of Rondônia.

Chapecoense Geração S.A.

Chapecoense Geração S.A. is the parent company of Foz do Chapecó S.A., which has the objective of building and exploring the hydropower capacity of the hydroelectric power plant Foz do Chapecó through a concession contract for 30 years, since 2021. Its installed capacity is 855 MW.

Empresa de Energia São Manoel S.A.

The purpose of Empresa de Energia São Manoel S.A is to plan, building, operating and maintaining, and exploring the facilities of São Manoel hydroelectric power plant, at the Teles Pires river, located between the states of Mato Grosso and Pará.

Teles Pires Participações S.A.

The purpose of Teles Pires Participações S.A. is to participate, studying, planning, investing and operating, directly or indirectly, at the implementation of the project of Teles Pires hydropower plant, located between the states of Pará and Mato Grosso, with an installed capacity of 1,820 average MW.

Tijoá Participações e Investimentos S.A.

Tijoá Participações e Investimentos S.A. has as the objective of exploring the energy potential of Três Irmãos power plant and its related activities.

Enerpeixe S.A.

The purpose of Enerpeixe S.A.' is studying, planning, designing, building, operating and maintain as well as exploring the systems of generation, transmission, transformation and trading of the energy provided by Peixe Angical Hydroelectric Plant (UHE Peixe Angical), located at the Tocantins River.

Serra do Facão Energia S.A.

The objective of Serra do Facão Energia S.A. is to explore the energy potential of the hydroeletric power plant at São Marcos River, between the municipalities of Catalão, Davinópolis, Campo Alegre de Goiás, Ipameri and Cristalina, in the state of Goiàs, and Paracatu, at the State of Minas Gerais, which is called the Serra do Facão Hydroelectric Power Station.

Transenergia São Paulo S.A. - TSP

Transenergia São Paula S.A. is the main company of Retiro Baixo Energética S.A., a company with the specific purpose to explore the hydraulic energy potential of the power plant located at the Paraopeba River, and the respective transmission facilities of interest restricted to the generating station and the marginal areas of the reservoir and its islands.

Baguari Energia

SPE Baguari Energia S.A. is a company with the purpose to produce and commercialize electric power in an independent production regime and participating in other companies or consortiums whose purpose is the production and commercialization of electric power, especially in the UHE Baguari Consortium.

Brasil Ventos Energia S.A.

Brasil Ventos Energia S.A. is a holding company that invests in companies in the energy sector focused on renewable sources, such as wind, solar, and biomass.

Source: Management/Source: Company website

Overview of Invested Companies

Transmission

Belo Monte Transmissora de Energia SPE S.A.

With the objective of building, operating and maintaining transmission facilities destined to take of drain the energy generated by the Belo Monte hydropower plant, Belo Monte Transmissora de Energia SPE S.A. is a company with specific purpose established in March of 2014 after the Transmission Auction 011/2013, promoted by ANELL, which granted to the company the rights os commercial exploring of a transmission line with a voltage of 800 kV and more than 2 Thousand kilometers of extension, as well as Other related facilities.

Interligação Elétrica do Madeira S.A.

Established in December of 2008 with the objective of building and operating the facilities which comprise the Transmission Line LT - Coletora Porto Velho (RO) - Araraquara 2 (SP), with na extension of 2.375 kilometers, as well as a Rectifying Station and an Inverted Station. The Transmission Line operates over a 30 years contract counted since February of 2009.

MSG Transmissão S.A.

MSG Transmissão S.A is a company responsible for the construction, implementation, operation and maintenance of the facilities integrated to the Basic Network of the National Interconnected System - SIN.

Parnaíba Transmissora de Energia S.A.

Parnaíba Transmissora de Energia S.A. has the purpose of exploring a public service concession for the transmission of energy, provided through the implementation, operation and maintenance of transmission facilities and other complementary services.

Transenergia Renovável S.A. Transenergia Renovável S.A. is the company responsible for the construction, operation and maintenance of transmission lines and substations located in the states of Goiás, Mato Grosso, and Mato Grosso do Sul, with the objective of transporting the surplus energy from the cogeneration processes of seven sugar and ethanol mills in the region.

Transenergia São Paulo S.A.

Transenergia São Paulo S.A. was created by the Transenergia consortium, which has as its main shareholder Furnas Centrais Elétricas S.A. and Gebbras Participações Ltda. The Company is responsible for the construction, operation and maintenance of transmission facilities located in the state of São Paulo.

Triângulo Mineiro Transmissora S.A.

Triângulo Mineiro Transmissora S.A is a company which operates transmission facilities in Minas Gerais necessary for the transmission of electric energy.

MGE Transmissão S.A.

MGE Transmissão S.A. is responsible for the construction, operation and maintenance of transmission lines located in the states of Minas Gerais and Espírito Santo.

Goiás Transmissão S.A.

Goiás Transmissão S.A., is responsible for the construction, operation, and maintenance of transmission lines located in the State of Goiás.

Caldas Novas Transmissão S.A. Caldas Novas Transmissão S.A operates in the electric energy transmission sector. The company has the operation rights of transmission facilities composed by the substation Corumbá, with a voltage of 345/139 KV-140 MVA.

Lago Azul Transmissão S.A.

Lago Azul Transmissão S.A., has the objective of exploring concessions of Energy Transmission, provided by means of implantation and exploration of transmission facilities and other complementary services.

VSB Transmissora de Energia S.A.

VSB Transmissora de Energia S.A. is a company that operates transmission facilities in the state of Goiás and Distrito Federal.

Transenergia Goiás S.A. Transenergia Goiás S.A. is a company that operates transmission facilities for energy power plants in the state of Goiás.

Source: Management/Source: Company website

4.1 Valuation of the Invested Companies - DCF method | Generation

Projected financial information

Generation

The projections were based on files provided by Management and/or by the Company.

General Assumptions

- Valuation Date: June 30, 2022;
- Projection period: were projected according to the respective terms of the concession contracts of the Invested Companies;
- Currency: Brazillian Reais ("BRL") in nominal terms;
- Discount Rate: Calculated in Brazillian Reais (BRL) in nominal terms, according to the Weighted Average Cost of Capital ("WACC") methodology. See page 34 for details;
- Adjustments: Non-operating assets and liabilities, including net cash and debt, were not considered in the cash flow projections. When observed, they were treated separately and added/subtracted from the present value of cash flows, impacting the value of the companies;

Projected Financial Information

- Net Revenue: Revenues were projected according to the volume and price of the ACR and ACL contracts signed by the Invested Companies. Revenue is derived from the supply of energy, for which a tariff is charged that can be established by a contract regulated by the CCEE and resulting from public auctions or agreements between the parties, as well as the sale in the short-term market. The revenue is projected considering the assured energy in the concession contracts and the energy generated by the plant.

  The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 to the end of the projection, according to an average market estimate. Additionally, it was considered the sale of the totality of the uncontracted energy in the SPOT market for BRL 169/MWh. It should be noted that some Invested Companies have hydrological risk renegotiation insurance, which were considered in the projection during its term.
- Costs: The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, UBP, O&M, personnel, materials, third-party services and others.

  The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. The TFSEE was calculated considering the BETU of BRL 854.1/kW and a rate of 0.4%, applicable over the installed capacity. The CFURH calculation considered a TAR of BRL 83.8/kW and a rate of 7%, applicable over the assured energy net of losses. Finally, the TUST was calculated based on the tariffs applicable to each of the Invested Companies. The valuation considered the purchase of energy in the SPOT market at a tariff of BRL 169/MWh to face eventual projected energy deficits.

  The other costs and expenses were projected in line with the company's history and adjusted annually by the IPCA.
- **Depreciation:** The depreciation expenses related to the existing assets on the Valuation Date and to new investments were projected linearly at a rate of 3.0% to 4.0% per year, depending on the company. It is important to note that the residual amount related to the assets that were not fully depreciated during the concession was considered at the end of the projection, impacting the cash flow in the last projection period of each Invested Company.
- **Capex:** The new investments were projected with the objective of maintaining the operational and maintenance level of existing assets and were estimated according to Management's expectations.
- **Direct Taxes:** The projection of direct taxes was based on the Actual Profit method. The valuation considers the use of tax losses as of the valuation date. Additionally, the tax benefits of SUDAM/SUDENE were considered, which allow a 75% reduction of the income tax rate.
- **Working capital:** The working capital required for operations was projected by observing the historical trends of the operational accounts of each one of the Invested Companies.

For details of the DCF valuation of the Invested Companies in the generation segment, refer to Exhibits 2 to 5.

The details of the operational assumptions are presented below.

Main operational assumptions

Generation

The following table presents the main operating assumptions used in the valuation of Invested Companies of the generation segment evaluated by the DCF method. For details of the projected financial information of these companies, refer to Exhibits 2 to 5.

Evaluated Companies/ Main Operational assumptions	Companhia Hidrelétrica Teles Pires (CHTP), wholly owned subsidiary of Teles Pires Participações S.A. (TPP)	Santo Antônio Energia S.A. (SAESA),), wholly owned subsidiary of Madeira Energia S.A.	Foz do Chapecó Energia S.A., wholly owned subsidiary of Chapecoense Geração S.A.	Empresa de Energia São Manoel S.A.
Concession periods (years)	36	25	38	35
Concession term	01/2047	08/2047	08/2039	12/2049
Remaining concession period (years)	24 years and 7 months	25 years and 2 months	17 years and 2 months	27 years and 6 months
End cate of regulated contracts	2047	2047	2039	2047
Installed capacity (MW)	1,807	3,568	855	736
Physical guarantee (MW)	939	2,424	432	430
Sold volume in the regulated market (MW) [1]	576	1,686	432	290
Sold volume in the free market (MW) [1]	307	737	0	90
Average selling price (BRL/MWh) [1]	125.7	217.2	293.4	151.3
GSF insurance	S92	SP93 e SP100	SP100	SP92
SUDAM tax benefit	2026	2028	-	2028

[1] As of 30/06/2022.

Source: Management/EY

Discount rate

Generation

The following table shows the breakdown of the discount rate used to discount the projected cash flows of each of the evaluated companies. For details of comparable companies used in the calculation of the discount rate for the Invested Companies in the generation segment evaluated by DCF, see Exhibit 11.1.

Parameters	Companhia Hidrelétrica Teles Pires (CHTP), wholly owned subsidiary of Teles Pires Participações S.A. (TPP)	Santo Antônio Energia S.A. (SAESA),), wholly owned subsidiary of Madeira Energia S.A.	Foz do Chapecó Energia S.A., wholly owned subsidiary of Chapecoense Geração S.A.	Empresa de Energia São Manoel S.A.
Unlevered Beta	0.54	0.59	0.54	0.54
Cost of debt/ Cost of Equity	62.7%	39.7%	62.7%	62.7%
Income tax rate[1]	30.4%	11.0%	34.0%	29.3%
Relevered Beta	0.78	0.93	0.77	0.78
Market risk premium	6.0%	6.0%	6.0%	6.0%
Risk-free rate	2.8%	2.8%	2.8%	2.8%
Country risk	3.2%	3.2%	3.2%	3.2%
Inflation diferencial	1.2%	1.2%	1.2%	1.2%
Nominal CAPM	12.0%	12.9%	12.0%	12.1%
Cost of debt after Tax	6.1%	10.9%	7.8%	7.5%
Cost of debt (D)	38.5%	28.4%	38.5%	38.5%
Cost of equity (E)	61.5%	71.6%	61.5%	61.5%
Discount rate (WACC)	9.7%	11.8%	10.3%	10.3%

[1]Average rate considered throughout the projection.

Source: Management/EY

Non-operational assets and liabilities

Generation

Non-operating assets/liabilities, debt and cash & equivalents were not part of the cash flow projections, so they were included in the analysis as value adjustments and added/subtracted from the present value of cash flows.

The assets and liabilities detailed below have been classified as non-operating ("NOP") either because they are not recurring or because they are not directly linked to the operating activities of the evaluated companies.

For details of the value adjustments included in the fair value calculation of the Invested Companies in the generation segment, evaluated by DCF, refer to Exhibits 2 to 5.

Adjustment components (BRL millions)	Teles Pires Participações S.A. (TPP)	Madeira Energia S.A.	Chapecoense Geração S.A.	Empresa de Energia São Manoel S.A.
(+) ANOPs*	175	135	65	251
(-) PNOPs*	(133)	(283)	(106)	(21)
Assets (Liabilities) NOPs, net	42	(149)	(41)	230
(+) Cash & equivalents**	225	1,762	702	200
(-) Total debt	(2,894)	(19,979)	(1,178)	(1,927)
Net cash / (Net debt)	(2,669)	(18,217)	(477)	(1,727)

*ANOPs and PNOPs are abbreviations referring respectively to non-operating assets and non-operating liabilities. It is worth mentioning that the "Deferred Taxes" account was split into "Deferred Taxes - Tax Loss/Negative Base" and "Deferred Taxes - Temporary Differences", so that the first was treated as operational in the projections, while the second, as NOP .

** Only the cash balance was deducted from the gross debt in order to obtain the net debt. The balance of "Bonds and securities", "Financial investments" and the like was considered non-operating assets.

Source: Management/EY

Estimated value

Generation

The table below presents the composition of the estimated fair value for each of the companies evaluated by the DCF method, from the generation segment.

Value composition (BRL millions)	Teles Pires Participações S.A. (TPP)[1]	Madeira Energia S.A.[2]	Chapecoense Geração S.A.[3]	Empresa de Energia São Manoel S.A.
Enterprise value	4.180	19.747	5.311	3.184
Net cash (net debt)	(2.669)	(18.217)	(477)	(1.727)
NOPs, net	42	(149)	(41)	230
Equity value	**1.553**	**1.381**	**4.793**	**1.686**
% Furnas' share	24,72%	72,37%	40,00%	33,33%
Fair value of the Invested Company for Furnas	**384**	**1.000**	**1.917**	**562**

[1] Represents the equity fair value of CHTP, a wholly owned subsidiary of TPP, calculated using the discounted cash flow method and adjusted for TPP's interest in CHTP, plus the value of non-operating assets and liabilities of TPP.

[2] Represents the equity fair value of SAESA, a wholly-owned subsidiary of MESA, calculated using the discounted cash flow method and adjusted for MESA's interest in SAESA, plus the value of MESA's non-operating assets and liabilities.

[3] Represents the equity fair value of Foz do Chapecó Energia S.A., a wholly-owned subsidiary of Chapecoense Geração S.A., calculated using the discounted cash flow method and adjusted for Chapecoense Geração S.A. interest in Foz do Chapecó Energia S.A., plus the value of non-operating assets and liabilities of Chapecoense Geração S.A..

Source: Management/EY



4.2 Valuation of the Invested Companies - DCF method| Transmission

Projected financial information

Transmission

The projections were based on files provided by Management and/or by the Company.

General Assumptions

- Valuation Date: June 30,2022
- Projection Period: the remaining years to the end of the concession contract were projected from the Reference Date.
- Currency: Brazilian Real ("BRL") in nominal terms;
- Discount Rate: Calculated in Brazillian Reais (BRL) in nominal terms, according to the Weighted Average Cost of Capital methodology. See page 40 for details;
- Adjustments: Non-operating assets and liabilities, including net cash and debt, were not considered in the cash flow projections. When observed, they were treated separately and added/subtracted from the present value of cash flows, impacting the value of the companies;

Projected Financial Information

- **Income:** The Revenues of the Companies come from the Allowed Annual Revenue ("RAP"), referring to the services provided in the Basic Network and established through a concession contract with ANEEL. For the purposes of accounting for the technical interpretation CPC 47 (Revenue Recognition of Contract Revenue with Customers), the Gross Operating Revenue of the transmitters is represented by the events arising from the concession, and is composed of Operating Revenue, Remuneration of Concession Assets and Construction Revenue.
- **Operating costs and expenses:** Operating costs and expenses were projected based on the values provided by Management, being adjusted by the Brazilian Inflation Index to be incurred in each year of the projection. Thus, the EBITDA margin projected for the analysis of the Investees remained stable throughout the projection period.
- **Capex:** New investments have been planned by Management considering the nature of the Investees' operations and the maintenance of their transmission networks.
- **Residual value:** For the valuation, we consider that at the end of the concession period, the invested companies will receive the net regulatory fixed assets as indemnity, which is estimated during the concession period based on the investment in CAPEX and the regulatory depreciation.
- **Taxes:** The enterprises operate under the Real Profit regime with the income tax and CSLL rates totaling 34%, according to the legislation in force.
- **Working capital:** The working capital required to operate each of the assets was projected by observing the historical trends of the operational accounts of the companies that are in commercial operation.

For details of the DCF evaluation of the Transmission segment Invested Companies, refer to Exhibits 6 to 8.

Details of the operating assumptions are presented on page 39.

Main operational assumptions

Transmission

The following table presents the main operational assumptions used for each one of the Invested Companies evaluated by the DCF methodology. For detailed financial projections of these companies, refer to Exhibits 6 to 8.

Valuated Companies / Main Operating Assumptions	Belo Monte Transmissora de Energia SPE S.A.	Interligação Elétrica do Madeira S.A.	Mata de Santa Genebra Transmissão S.A.
Concession period (years)	30	30	30
Term of the concession	06/2044	02/2039	04/2044
Remaining term of the concession	22 years	16 years and 8 months	21 years and 10 months
RAP Cycle 22/23 (BRL thousands)	760,584	667,060	300,257
Unavailability (% RAP)	1.6%	2.7%	0.6%
TFSEE (% GR)	0.4%	0.4%	0.4%
RGR (% GR)	0.0%	2.6%	0.0%
P&D (% NR)	1.0%	1.0%	1.0%

Source: Management/Source: Company website

Discount rate

Transmission

The following table shows the breakdown of the discount rate used to discount the projected cash flows of each of the evaluated companies. For details of the discount rates calculated for the Invested Companies of the Transmission segment, evaluated by DCF, see Exhibit 11.2.

Parameters	Belo Monte Transmissora de Energia SPE S.A.	Interligação Elétrica do Madeira S.A.	Mata de Santa Genebra Transmissão S.A.
Unlevered Beta	0.49	0.49	0.49
Cost of debt/Cost of equity	29.1%	29.1%	29.1%
Tax of IR&CSLL	28.0%	32.0%	34.0%
Relevered Beta	0.59	0.58	0.58
Market risk premium	6.0%	6.0%	6.0%
Free-risk rate	2.8%	2.8%	2.8%
Risk Brazil	3.2%	3.2%	3.2%
Inflation diferencial	1.2%	1.2%	1.2%
Nominal CAPM	10.8%	10.8%	10.8%
Cost of debt post tax	4.6%	5.8%	4.2%
Cost of debt	22.5%	22.5%	22.5%
Cost of equity	77.5%	77.5%	77.5%
Discount rate (WACC)	9.4%	9.7%	9.3%

For details of the discount rates calculated for the Invested Companies in the Transmission segment, evaluated by DCF, refer to the Appendix and Exhibits.

Non-operational assets and liabilities

Transmission

Non-operating assets/liabilities, debt and cash & equivalents were not part of the cash flow projections, so they were included in the analysis as value adjustments and added/subtracted from the present value of cash flows.

The assets and liabilities detailed below have been classified as non-operating ("NOP") either because they are non-recurring or because they are not directly linked to the operating activities of the companies being evaluated.

For details of the value adjustments included in the fair value calculation of the Invested Companies of the Transmission segment, evaluated by DCF, refer to Exhibits 6 to 8.

Components of the adjustments	Belo Monte Transmissora de Energia SPE S.A.	Interligação Elétrica do Madeira S.A.	Mata de Santa Genebra Transmissão S.A.
(+) ANOPs*	168	119	310
(-) PNOPs**	(31)	(447)	(5)
Assets (Liabilities) NOPs, net	**137**	**(328)**	**305**
(+) Cash & equivalents	174	381	34
(-) Total debt	(3,076)	(1,512)	(1,815)
Net Cash / (Net Debt)	**(2,902)**	**(1,131)**	**(1,781)**

*ANOPs and PNOPs are abbreviations referring respectively to non-operating assets and non-operating liabilities.

Estimated value

Transmission

The table below presents the composition of the estimated fair value for each of the Invested Companies evaluated by DCF, from the transmission segment.

Value Composition (BRL millions)	Belo Monte Transmissora de Energia SPE S.A.	Interligação Elétrica do Madeira S.A.	Mata de Santa Genebra Transmissão S.A.
Operational Value	6,287	4,520	2,596
Net cash (net debt)	(2,902)	(1,131)	(1,781)
NOPs, net	137	(328)	305
Enterprise Value	**3,522**	**3,060**	**1,121**
% Furnas' share	24.5%	24.5%	49.9%
Fair Value of the Company adjusted for Furnas' share	**863**	**750**	**559**

Source: Management/EY



Valuation of the Invested Companies - GPC method | Generation

4.3

Valuation under the GPC Method

Generation

Valuation multiples were calculated based on operating data from the guideline public companies ("GPCs"). The multiples derived from GPCs provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a minority stake in a given company. These multiples were applied to the operating data of the companies valued to arrive at an indication of enterprise value.

A search of GPCs using S&P Capital IQ was carried out using the following criteria:

1. Only publicly traded companies;
2. Industry: Energy. Sub-sector: Generation[1].
3. Country: Brazil.

Note:

1. For the Invested Companies, the sub-sector (focus of operation) was taken into consideration, being segregated between: Generation, Transmission or Distribution. In cases where the operations of a particular company included one or more subsectors, an analysis of the representativeness of Net Revenue and/or EBITDA by subsector was performed, based on information available on the Valuation Date.

Valuation under the GPC multiples

In applying the methodology, valuation multiples were derived based on financial statements of the GPCs.

In order to eliminate the effects of different capital structures among the GPCs, the valuation multiples were derived on an unleveraged basis. Thus, the multiples were derived based on an enterprise value ("EV") basis:

- EV / Net Revenue ("NR") LTM;
- EV / NR LFY;
- EV / EBITDA LTM;
- EV / EBITDA LFY.

The multiples refer to the last fiscal year ("LFY") and to the last twelve months immediately before the Valuation Date ("LTM").

Operating and financial comparison

After identifying reasonably similar publicly traded companies and calculating appropriate valuation multiples, it was necessary to analyze the operating and financial performance of the Invested Companies relative to the selected GPCs. In the valuation and comparison of the Invested Companies relative to the selected GPCs the following factors were considered:

- Profitability - The EBITDA margins of the companies were ranked along the range of the profitability indications observed for the GPCs in each respective period (LTM and LFY).
- Growth - The annual growth rates of Net Revenue ("NR") and EBITDA of the Invested Companies were ranked along the range of the indications of the respective growth rates observed for the GPCs in each respective period (LTM and LFY).

Estimated Value

The selected multiples were applied to the corresponding financial data of the Invested Companies, which resulted in a series of indications of enterprise values.

Adjustments were made in EBITDA to exclude non-recurring results and/or non-cash items.

The values derived from each of the selected multiples were weighted, according to the relevance of the financial metric analyzed (Net Revenue LTM, Net Revenue LFY, EBITDA LTM and EBITDA LFY).

The weighted enterprise value was adjusted for cash and equivalent, interest-bearing debt, non-operating assets and non-operating liabilities, resulting in a fair value indication for each of the Invested Companies as of the Valuation Date.

Refer to Exhibit 9 for detailed calculations.

Multiples of the GPCs

Generation

The following table presents the multiples of the selected GPCs in the generation sub-sector. For details on the financial information of the GPCs, please refer to Exhibit 11.

Multiples of GPCs | Generation

Companies	EV/ EBITDA LTM	EV/ NR LTM	EV/ EBITDA LFY	EV/ NR LFY
Alupar Investimento S.A.	5.0 x	4.0 x	4.1 x	3.0 x
CPFL Energia S.A.	5.9 x	1.5 x	5.5 x	1.3 x
Engie Brasil Energia S.A.	6.9 x	4.1 x	6.4 x	3.5 x
Centrais Elétricas Brasileiras S.A. - Eletrobrás	4.7 x	3.4 x	3.6 x	2.4 x
Empresa Metropolitana de Águas e Energia S.A.	15.4 x	1.7 x	12.0 x	5.1 x
Rio Paranapanema Energia S.A.	6.7 x	2.4 x	3.3 x	3.3 x
Neoenergia S.A.	4.8 x	1.2 x	5.2 x	1.2 x
Minimum	4.7 x	1.2 x	3.3 x	1.2 x
1o Quartile	4.9 x	1.6 x	3.8 x	1.8 x
Average	7.1 x	2.6 x	5.7 x	2.8 x
3o Quartile	6.8 x	3.7 x	6.0 x	3.4 x
Maximum	15.4 x	4.1 x	12.0 x	5.1 x
Median	5.9 x	2.4 x	5.2 x	3.0 x

Source: Capital IQ

Selected multiples

Generation

The following table presents the selected multiples and weightings for each of the respective Invested Companies. For details on the calculation of multiples for the Invested Companies of the generation sub-sector, refer to Exhibit 9.

Selected market multiples and weighting

Companies	EV/ EBITDA LTM	Weight (%)	EV/ NR LTM	Weight (%)	EV/ EBITDA LFY	Weight (%)	EV/ NR LFY	Weight (%)
Madeira Energia S.A.	11.1x	36%	3.7x	24%	9.0x	24%	3.4x	16%
Chapecoense Geração S.A.	6.8x	30%	3.7x	20%	6.0x	30%	3.4x	20%
Empresa de Energia São Manoel S.A.	15.4x	100%	4.1x	0%	12.0x	0%	5.1x	0%
Teles Pires Participações S.A.	15.4x	30%	4.1x	20%	12.0x	30%	5.1x	20%
Tijoá Participações e Investimentos S.A.	6.8x	30%	3.7x	20%	6.0x	30%	3.4x	20%
Enerpeixe S.A.	7.1x	30%	2.6x	20%	5.7x	30%	3.4x	20%
Serra do Facão Energia S.A.	6.8x	30%	3.7x	20%	6.0x	30%	3.4x	20%
Retiro Baixo Energética S.A.	6.8x	30%	3.7x	20%	12.0x	30%	5.1x	20%
Baguari Energia S.A.	0.0x	0%	0.0%	0%	6.0x	60%	3.4x	40%
Brasil Ventos Holding	15.4x	30%	4.1x	20%	12.0x	30%	5.1x	20%

Selected multiples

Generation

Specific comments regarding the valuation under the GPC method

Weighting between selected multiples

In general, the weighting among the selected multiples followed the criteria described below:

- **EV/EBITDA LTM:** A weighting of 30% was assumed.
- **EV/EBITDA LFY:** A weighting of 30% was assigned.
- **EV/NR LTM:** A weighting of 20% was assigned.
- **EV/NR LFY:** A weighting of 20% was assigned.

Exceptions to multiple weighting criteria are following described:

- **Madeira Energia S.A:** Significant EBITDA growth was observed between December 30, 2021 (LFY) and June 30, 2022 (LTM), equivalent to 48%. Thus, a lower weighting of 40% was attributed to the metrics corresponding to the LFY, in order to capture the company's recent performance.
- **Empresa de Energia São Manoel S.A.:** A significant EBITDA margin gain was observed between December 30, 2021 (LFY) and June 30, 2022 (LTM), from 50.6% to 56.8%. Thus, no weighting was assigned to the metrics corresponding to the LFY, in order to capture the company's recent performance.
- **Baguari Energia S.A.:** We did not have access to the historical financial statements for the period ending June 30, 2022. Thus, the analysis was based on financial information for the period ending December 31, 2021.

Value conclusion

Generation

The following table presents the estimated fair value for each of the Invested Companies on the generation subsector. As detailed below, certain assets and liabilities were categorized as non-operating ("NOPs") either because they are non-recurring or because they are not directly related to the operating activities of the Invested Companies.

Invested Company (in BRL millions)	Enterprise Value[1]	Cash (+)	Debt (-)	Assets NOPs (+)	Liabilities NOPs (-)	Equity Value (=)	Equity share (%) [2]	Fair value for Furnas
Madeira Energia S.A.	20,924	1,762	(19,979)	135	(283)	2,559	72.37%	1,852
Chapecoense Geração S.A.	4,936	702	(1,178)	65	(106)	4,419	40.00%	1,767
Empresa de Energia São Manoel S.A.	2,897	200	(1,927)	251	(21)	1,400	33.33%	466
Teles Pires Participações S.A.	4,039	225	(2,894)	175	(133)	1,412	24.72%	349
Tijoá Participações e Investimentos S.A.	769	35	-	0	(40)	763	49.90%	381
Enerpeixe S.A.	1.348	37	(597)	99	(56)	830	40.00%	332
Serra do Facão Energia S.A.	2,059	268	-	21	(37)	2,311	54.01%	1,248
Retiro Baixo Energética S.A.	416	113	(62)	9	(9)	466	49.00%	228
Baguari Energia S.A.	384	2	-	0	(105)	281	30.62%	86
Brasil Ventos Holding	621	65	(499)	39	(92)	135	100.00%	135

Notes:
(1) For details on the calculation of multiples of the Invested Companies on the generation segment, refer to Exhibit 9.
(2) As provided by Management.

Source: Management/EY



Valuation of the Invested Companies - GPC method | Transmission

4.4

Valuation under the GPC Method

Transmission

Valuation multiples were calculated based on operating data from the guideline public companies ("GPCs"). The multiples derived from GPCs provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a minority stake in a given company. These multiples were applied to the operating data of the companies valued to arrive at an indication of enterprise value.

A search of GPCs using S&P Capital IQ was carried out using the following criteria:

1. Only publicly traded companies;
2. Industry: Energy. Sub-sector: Transmission[1].
3. Country: Brazil.

Note:

1. For the Invested Companies, the sub-sector (focus of operation) was taken into consideration, being segregated between: Generation, Transmission or Distribution. In cases where the operations of a particular company included one or more subsectors, an analysis of the representativeness of Net Revenue and/or EBITDA by subsector was performed, based on information available on the Valuation Date.
2. The revenue generated by transmission companies, known as RAP (Portuguese abbreviation for *Receita Annual Permitida*, translated to English as Allowed Annual Revenue), is approved by the Brazilian Electricity Regulatory Agency and disclosed annually (normally in the month of June) in the Periodic Tariff Review, which establishes the RAP for the next 12 months, adjusted by inflation.

Valuation under the GPC Method

In applying the methodology, valuation multiples were derived based on financial statements of the GPCs.

In order to eliminate the effects of different capital structures among the GPCs, the valuation multiples were derived on an unleveraged basis. Thus, the multiples were derived based on an enterprise value ("EV") basis:

- EV / RAP[2] LTM + 1: Allowed Annual Revenue ("RAP") for the 12-month period from 01 July 2022 to 30 June 2023
- EV / RAP LTM: RAP for the 12-month period from 01 July 2021 to 30 June 2022
- EV / EBITDA LTM
- EV / EBITDA LFY

The EBITDA multiples refer to the last fiscal year ("LFY") and to the last twelve months immediately before the Valuation Date ("LTM").

Operating and financial comparison

After identifying reasonably similar publicly traded companies and calculating appropriate valuation multiples, it was necessary to analyze the operating and financial performance of the Invested Companies relative to the selected GPCs. In the evaluation and comparison of the Invested Companies relative to the selected GPCs the following factors were considered:

- Profitability - The EBITDA margins of the companies were ranked along the range of the profitability indications observed for the GPCs in each respective period (LTM and LFY).
- Growth - The annual growth rates of RAP and EBITDA of the Invested Companies were ranked along the range of the indications of the respective growth rates observed for the GPCs in each respective period - LTM and LFY for EBITDA; LTM+1 and LTM for RAP.

Estimated Value

The selected multiples were applied to the corresponding financial data of the Invested Companies, which resulted in a series of indications of enterprise values.

Adjustments were made in EBITDA to exclude non-recurring results and/or non-cash items.

The values derived from each of the selected multiples were weighted, according to the relevance of the financial metric analyzed (RAP LTM+1, RAP LTM, EBITDA LTM and EBITDA LFY).

The weighted enterprise value was adjusted for cash and equivalent, interest-bearing debt, non-operating assets and non-operating liabilities, resulting in a fair value indication for each of the Invested Companies as of the Valuation Date.

Refer to Exhibit 10 for the detailed calculations.

Multiples of the GPCs

Transmission

The following table presents the multiples of the selected GPCs in the transmission sub-sector. For details on the financial information of the GPCs, please refer to Exhibit 11.

Multiples of GPCs | Transmission

Companies	EV/ EBITDA LTM	EV/ RAP[1] LTM	EV/ EBITDA LFY	EV/ RAP LFY
Transmissora Aliança de Energia Elétrica S.A.	5.6x	11.3x	4.8 x	10.7 x
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	5.3x	10.2x	5.1 x	7.9 x
Minimun	5.3 x	10.2 x	4.8 x	7.9 x
1o Quartile	5.4 x	10.5 x	4.9 x	8.6 x
Average	5.5 x	10.8 x	4.9 x	9.3 x
3o Quartile	5.5 x	11.0 x	5.0 x	10.0 x
Maximum	5.6 x	11.3 x	5.1 x	10.7 x
Median	5.5x	10.8x	4.9x	9.3x

Note:
(1) Annual Allowed Revenue

Source: EY

Selected multiples

Transmission

The following table presents the selected multiples and weightings for each of the respective Invested Companies. For details on the calculation of multiples for the Invested Companies of the transmission sub-sector, refer to Exhibit 10.

Selected market multiples and weighting

Companies	EV/ EBITDA LTM	Weight (%)	EV/RAP LTM + 1	Weight (%)	EV/ EBITDA LFY	Weight (%)	EV/ RAP LTM	Weight (%)
Belo Monte Transmissora de Energia SPE S.A.	5.3x	16.0%	9.7 x	64.0%	5.0 x	4.0%	10.8 x	16.0%
Interligação Elétrica do Madeira S.A.	5.6 x	16.0%	9.3 x	64.0%	5.1 x	4.0%	10.8 x	16.0%
Mata de Santa Genebra Transmissão S.A.	5.6 x	20.0%	9.3 x	64.0%	5.1 x	0.0%	11.0 x	16.0%
Parnaíba Transmissora de Energia S.A.	5.6 x	16.0%	9.3 x	64.0%	4.8 x	4.0%	10.8 x	16.0%
Triângulo Mineiro Transmissora S.A.	5.3 x	16.0%	9.3 x	64.0%	4.9 x	4.0%	10.8 x	16.0%
Goiás Transmissão S.A.	5.6 x	16.0%	9.3 x	64.0%	5.1 x	4.0%	11.0 x	16.0%
Transenergia Renovável S.A.	5.3 x	16.0%	9.3 x	64.0%	5.1 x	4.0%	10.8 x	16.0%
MGE Transmissão S.A.	5.3 x	16.0%	10.7 x	64.0%	5.1 x	4.0%	11.0 x	16.0%
Transenergia São Paulo S.A.	5.6 x	16.0%	9.3 x	64.0%	5.1 x	4.0%	11.0 x	16.0%
Caldas Novas Transmissão S.A.	5.6 x	20.0%	9.3 x	64.0%	5.1 x	0.0%	11.0 x	16.0%
Lago Azul Transmissão S.A.	5.6 x	16.0%	9.3 x	64.0%	5.1 x	4.0%	10.8 x	16.0%
Vale do São Bartolomeu Transmissora de Energia S.A.	5.6 x	16.0%	9.3 x	64.0%	5.1 x	4.0%	10.8 x	16.0%
Transenergia Goiás S.A.	5.6 x	16.0%	9.3 x	64.0%	5.1 x	4.0%	10.8 x	16.0%

Source: EY

Selected multiples

Transmission

Specific comments regarding the valuation under the GPC method

Weighting among the selected multiples

In general, the weighting among the selected multiples followed the criteria described below:

- EV/RAP LTM+1: The highest weighting was assigned, equivalent to 64%. The revenue of the transmission companies, known as RAP (Annual Allowed Revenue), is approved by the Brazilian Electricity Regulatory Agency and disclosed annually (normally in the month of June) in the Periodic Tariff Review, which establishes the RAP for the next 12 months, adjusted by inflation. Thus, the greater weighting attributed to RAP for the next cycle (2022-2023) aims to capture the expected growth, already considering the remuneration for the investments made by the companies.
- EV/RAP LTM: A weighting of 16% was assigned.
- EV/EBITDA LTM: A weighting of 16% was assigned.
- EV/EBITDA LFY: A weighting of 4% was assigned.

Despite of a higher weighting assumed to the LTM+1 EV/RAP multiple, the assessment also captured the historical performance of each company compared to the GPCs.

Exception to multiple weighting criteria is following described:

- Mata de Santa Genebra: As disclosed in the notes to financial statements for the period ending December 31, 2021, during 2021, events that impacted the company's operations occurred, such as the shutdown of a line. Thus, the EBITDA related to the LFY does not adequately reflect the company's recurring operating performance. Therefore, the multiple EV/EBITDA LFY was not included in the analysis and a weight of 20% was attributed to EV/LTM EBITDA.

Value conclusion

Transmission

The following table presents the estimated fair value for each of the Invested Companies on the transmission subsector. As detailed below, certain assets and liabilities were categorized as non-operating ("NOPs") either because they are non-recurring or because they are not directly related to the operating activities of the Invested Companies.

Invested Companies (in BRL millions)	Enterprise Value[1]	Cash (+)	Debt (-)	Assets NOPs (+)	Liabilities NOPs (-)	Equity value (=)	Share (%)[2]	Fair value for Furnas
Belo Monte Transmissora de Energia SPE S.A.	6,717	174	(3,076)	168	(31)	3,952	24.50%	968
Interligação Elétrica do Madeira S.A.	6,014	381	(1,512)	119	(447)	4,554	24.50%	1,116
Mata de Santa Genebra Transmissão S.A.	2,727	34	(1,815)	310	(5)	1,252	49.90%	625
Parnaíba Transmissora de Energia S.A.	1,509	69	(566)	2	(31)	983	24.50%	241
Triângulo Mineiro Transmissora S.A.	437	10	(42)	8	(8)	405	49.00%	198
Goiás Transmissão S.A.	768	39	(354)	1	(3)	451	49.00%	221
Transenergia Renovável S.A.	632	34	(124)	0	(3)	540	49.00%	265
MGE Transmissão S.A.	594	19	(114)	1	(2)	497	49.90%	248
Transenergia São Paulo S.A.	247	17	(120)	1	(4)	141	24.50%	35
Caldas Novas Transmissão S.A.	64	1	(6)	0	(1)	58	49.90%	29
Lago Azul Transmissão S.A.	48	2	-	0	(1)	49	49.90%	24
Vale do São Bartolomeu Transmissora de Energia S.A.	398	12	(37)	0	(7)	366	39.00%	143
Transenergia Goiás S.A.	147	26	-	0	(2)	171	100.00%	171

Notes:
(1) For details on the calculation of multiples of transmission segment refer to Exhibit 10.
(2) As provided by Management.



5 Value conclusion

5.1 Value conclusion

As presented in the methodology section, we selected the DCF methodology for the value conclusion of Furnas Parent Company and its privately held Invested Companies which the book value of the investment on the Valuation Date was equal to or higher than BRL 278 million. The GPC methodology was used for all companies within the scope of valuation. However, for the companies valued under the DFC method, Market Cap, or Transaction Value, the GPC methodology was used as a reasonableness analysis for the estimated values and not for the value conclusion.

Accordingly, based on the stated parameters and assumptions, our fair value recommendation for the total shareholders' equity of the Company is following presented:

Summary of values (in millions of BRL)	
Enterprise Value | Furnas	42,217
Non-operating assets (liabilities)	(775)
Net Cash (Net Debt)	(8,583)
Equity Value | Furnas	32,859
Equity Value of Invested Companies	9,982
Equity Value | Consolidated	**42,841**

Value per share*	Amount (thousand)	Unit Value (BRL/share)
Common	52,739,026	BRL 0.634
Preferred	14,864,685	BRL 0.634

Source: EY / Management

Invested Companies	% Participation	Fair Value
Madeira Energia S.A.	72.37%	1,000
Chapecoense Geração S.A.	40.00%	1,917
Empresa de Energia São Manoel S.A.	33.33%	562
Teles Pires Participações S.A.	24.72%	384
Tijoá Participações e Investimentos S.A.	49.90%	381
Enerpeixe S.A.	40.00%	294
Serra do Facão Energia S.A.	54.01%	1,248
Retiro Baixo Energética S.A.	49.00%	228
Baguari Energia S.A.	30.62%	86
Brasil Ventos Energia S.A.	100.00%	135
Belo Monte Transmissora de Energia SPE S.A.	24.50%	863
Interligação Elétrica do Madeira S.A.	24.50%	750
Mata de Santa Genebra Transmissão S.A.	49.90%	559
Parnaíba Transmissora de Energia S.A.	24.50%	241
Triângulo Mineiro Transmissora S.A.	49.00%	198
Goiás Transmissão S.A.	49.00%	221
Transenergia Renovável S.A.	49.00%	265
MGE Transmissão S.A.	49.90%	248
Transenergia São Paulo S.A.	24.50%	35
Caldas Novas Transmissão S.A.	49.90%	29
Lago Azul Transmissão S.A.	49.90%	24
Vale do São Bartolomeu Transmissora de Energia S.A.	39.00%	143
Transenergia Goiás S.A.	100.00%	171
Total		**9,982**

Based on the analysis of the rights and benefits of each of the classes of shares and the history of payment of dividends per class of share, it was concluded that there is no economic differentiation between the common and preferred shares of Furnas.

The Company's fair value, consolidated, represents the fair value of Furnas Parent Company plus the fair value of its Invested Companies, as described throughout this Report.

This estimate of value does not consider possible contingencies, insufficiencies or supervening assets or liabilities that are not recorded in the Company's equity position, as provided by Management. Because of this, the results presented do not consider their effect, if any.

* Rounded values.

Conclusion

Based on the information analyzed, the assumptions, and the limitations described in this Report, our valuation resulted in a fair value estimate of BRL 42,841 million for 100% of Furnas' shareholders' equity as of 30 June 2022.



6

Governing items

6.1 Statement of limiting conditions

Our analysis is based on information provided by Management. According to Professional practices, the analysis is derived from the application of the Income Approach using the DCF method, Market Capitalization, or GPCM, when appropriate.

In order to achieve our objective of the valuation, we applied procedures based on economic and market facts prevailing on June 30, 2022. The values presented in this Report are a result of the analysis of historical financial data, as well as Management's estimates and analysis of future events;

The considerations herein were analyzed by the EY professionals and prepared based on data and facts provided by Management, in addition to external sources, as indicated;

None of the EY partners or professionals who have been part of the team responsible for this engagement holds a financial interest in the Company and/or Invested Companies, thus confirming their independence. The fees estimated for carrying out this work are not based on nor are related to the values herein reported;

This study was performed based on information provided by Management, which was assumed as being true since it is not part of the scope of this work to conduct any type of audit procedure. Because no audit procedures were performed, EY cannot assume any liability with respect to historical and prospective information used in this Report;

The projections are based on information reported in the financial statements, provided by Management, as well as on the information acquired during meetings, and on the discussions held with Management;

It was part of our work to obtain information with Furnas and Eletrobras, which deem reliable, and Management has the exclusive responsibility for its accuracy;

No investigation was made on securities owned by the Company, nor any kind of investigation was performed on the existence of liens or encumbrances performed;

EY is not responsible for updating this report to reflect events and circumstances that could occur after the Valuation Date;

Our scope of work does not include any audit, due diligence and/or tax advisory process and, therefore, we do not consider in this assessment any contingencies that are not recorded in the Company's financial statements as of the Valuation Date;

No control premium was assumed in the valuation. Therefore, it was assumed that the estimated fair value of Furnas represents 100% of its equity;

We have not had the opportunity to expose the business or assets of the Company, individually or jointly, to the market. As a result, we could not conclude whether there are potential buyers willing to pay an amount that exceeds the values estimated in this Report;

This Report estimates/expectations, as well as the conclusions presented are for the exclusive use of Management and shareholders of Furnas and Eletrobras, in the context of the resolution of the Operation of Merger of Shares. Therefore, this document must not be distributed to any other parties, except if required by local and tax authorities, auditors and their lawyers, or under the following conditions:

- EY should be notified about any distribution of this Report, which, in turn, should be previously approved;
- The recipients of this Report must commit, in writing, to do not distribute this Report to any other parties;
- This Report must not be distributed in parts;
- Any user of this Report must be aware of the conditions that guided this work, as well as market and economic conditions in Brazil; and
- If necessary, EY may answer questions regarding this Report, at the expense of Management, only if previously agreed with the receivers the scope of such questions and answers.

6.1 Statement of limiting conditions

This Report was prepared for the purpose described in our contract and must not be used for any other purpose. EY assumes no responsibility for any third party, nor in the case of the Report is used for any other purposes that were not part of the scope of this work;

Certain financial data used in our valuation were derived from audited and/or unaudited financial statements and are the responsibility of Management. The financial statements may include disclosures required by generally accepted accounting principles. We have not independently verified the accuracy or completeness of this data provided and do not express an opinion or offer any form of assurance regarding its accuracy or completeness;

We assume no responsibility for any transaction, financial and tax reporting decisions, which are under Management responsibility. It is our understanding that Management takes responsibility for any financial statement and tax reporting matters with respect to the assets covered in our analysis, and for the ultimate use of our Report;

Our assessment is done based on elements that are reasonably expected, therefore, does not consider possible extraordinary and unforeseeable events (new regulation for the Company, changes in tax laws, natural disasters, political and social events, nationalizations etc.);

Our valuation was based on the best available information and estimates. However, as any other prospective information, it involves risk and uncertainties, and actual results may differ when compared to the prospective information used in this report;

The factors that may result in differences between the projected cash flows and actual results include changes in the external environment, changes in the Company's internal operating environment and differences in modeling. The DCF method or any other valuation method, do not anticipate changes in the external and internal environments in which the Company operates, except those noted in this Report.



7 Appendices

7.1 Valuation methodologies

In the valuation of the equity or enterprise value of a company, three different approaches may be employed to estimate the Fair Value of the interests: the Income Approach, the Market Approach and the Cost Approach. While each of these approaches is initially considered in the valuation, the nature and characteristics of the Company will indicate which approach, or approaches, are most applicable.

Income Approach

The Income Approach focuses on the income-producing capability of the subject business. One methodology in the Income Approach is the Discounted Cash Flow Method, which focuses on the expected cash flow of the subject company. In applying this approach, the cash flow available for distribution is calculated for a finite period of years.

Cash flow available for distribution is defined, for purposes of this analysis, as the amount of cash that could be distributed without impairing the future profitability or operations of the company. The cash flow available for distribution and the terminal value (the value of the subject company at the end of the estimation period) are then discounted to present value to derive an indication of value of the business enterprise for each company. For purposes of this analysis, cash flows to all investors are estimated, therefore interest-bearing debt and interest expense have not been considered in the derivation of projected annual cash flows.

Market Approach

The Market Approach is typically composed of the Guideline Public Company Method (GPCM) and the Guideline Transactions Method (GTM). The GPCM focuses on comparing the subject company to select reasonably similar (or guideline) publicly traded companies. Under this method, valuation multiples are:

- Derived from the operating data of selected guideline public companies
- Evaluated and adjusted based on the strengths and weaknesses of the subject company relative to the selected guideline public companies
- Applied to the operating data of the company in question to arrive at an indication of value;

In the GTM, consideration is given to prices paid in recent transactions that have occurred in the subject company's industry or in related industries.

Cost Approach

The Adjusted Net Assets Method represents one methodology employed in the Cost Approach to value a company. In this method, a valuation analysis is performed for a company's identified fixed, financial and other assets. The derived aggregate value of these assets is then "netted" against the estimated value of all existing and potential liabilities, resulting in an indication of the value of the shareholders' equity. An ongoing business enterprise is typically worth more than the Fair Value of its underlying assets due to several factors:

- The assets valued independently may not reflect economic value related to the prospective cash flows they could generate.
- This approach may not fully reflect the synergy of the assets but rather their independent values.
- Intangible assets inherent in the business, such as reputation, superior management, proprietary procedures or systems, or superior growth opportunities are difficult to measure independent of the cash flow they generate.

7.2 Discount rate derivation

Calculation for WACC

$$WACC = W_E * K_E + W_D * K_D$$

Where:

- = Value of equity/value of total capital
- = Cost of equity
- = Value of interest-bearing debt/value of total capital
- = After-tax cost of interest-bearing debt

Calculation for cost of equity

$$K_E = RF + \beta * ERP$$

Where:

- = Risk-free rate of return
- = Systematic risk of the equity
- = Market equity risk premium

The weighted average cost of capital (WACC) measures a company's cost of debt and equity financing weighted by the percentage of debt and percentage of equity in a company's target capital structure.

The magnitude of the discount rate is related to the perceived risk of the investment. The concept of risk involves an investment situation that lies between complete certainty of monetary return (no risk) and complete uncertainty of monetary return (infinite risk). When an investor contemplates two investments, each having the same expected monetary return, an investor would prefer the investment bearing the lesser risk. Therefore, the higher the risk, the higher the expected return.

Cost of equity

To estimate the cost of equity, the Capital Asset Pricing Model (CAPM) was used. The CAPM (unadjusted) postulates that the cost of equity is equal to the return on risk-free securities plus an individual risk premium. The risk premium is the company's systematic risk (beta) multiplied by the market price of risk (market equity risk premium).

Risk-free rate

The premium offered by the 20-year US Treasury bond was used as an approximate return on a risk-free rate. The rates on longer bonds are generally considered to be a result closer to a risk-free rate, and although 30-year bonds exist, the rates on 20-year bonds do not reflect the additional demand for such longer bonds, which are the longest possible security term.

Beta

Beta was selected based on the analysis of betas of stocks of similar publicly traded companies. A beta coefficient of 1.0 implies that the company's return varies with the overall market. The betas of comparable companies were extracted from S&P Capital IQ. Our Company's unlevered beta is equivalent to the average beta of comparable companies.

Market equity risk premium

EY used a market risk premium of 6.0% in our return on equity estimate. This premium is estimated according to the return a long-term investor requires against other risk-free returns on a diversified portfolio of stocks of U.S. traded companies. Our premium considers historical realized returns for both the short term and long term estimates, recently published academic studies, and reflects the increased market volatility and uncertainties created by the coronavirus pandemic.

7.3 Macroeconomic analysis

Annual GDP (%)


1,1%
-4,3%
4,6%
1,5%
0,5%
1,7%
1,8%
1,9%
2019 2020 2021 2022 2023 2024 2025 2026

Annual inflation (%)


7,3%
23,1%
17,4%
12,1%
4,9%
4,2%
4,0%
3,9%
4,4%
4,5%
10,0%
8,1%
5,0%
3,4%
3,3%
3,3%
2019 2020 2021 2022 2023 2024 2025 2026
IPCA
IGP-M

Annual Selic (%)


5,9%
2,8%
9,3%
13,8%
10,5%
7,8%
7,5%
7,5%
2019 2020 2021 2022 2023 2024 2025 2026

Source: IBGE and Banco Central do Brasil

Macroeconomic Analysis

When performing a valuation of a business or its assets, it is important to understand the main economic trends of the country in which it operates. Considering that the Company is inserted in the Brazilian market, the main macroeconomic information is presented below. The analysis below refers to the Valuation Date of this work, according to information released by the Central Bank of Brazil (BACEN), Focus Bulletin, Getúlio Vargas Foundation (FGV), Oxford Economics and JP Morgan.

Economic activity

The Gross Domestic Product (GDP), ended 2021 at 4.6%. According to Bacen's expectations, until June 30, 2022 an average growth of 1.5% of the GDP is expected in 2022 and 0.5% in 2023.

Inflation

The official inflation index, IPCA (Brazilian Broad Consumer Price Index), was 10.0% in 2021. According to the market expectations presented by Bacen until June 30, 2022, the variation of the IPCA inflation index should reach 8.1% in 2022 and 5.0% in 2023. The General Market Price Index (IGP-M), calculated by FGV, closed 2021 at 17.4%. The expectations of the analysts of the Focus Bulletin is that this index will be 12.1% in 2022 and 4.9% in 2023. The increase in inflation has a direct impact on the electricity tariff, which is readjusted annually based on the variation of the IPCA registered in the period.

Monetary policy

Considering the base scenario, the balance of risks and the wide range of information available, the Monetary Policy Committee (Copom) unanimously decided to raise the basic interest rate to 13.25% p.a., in a meeting held on June 15, 2022. The Committee understands that this decision reflects its basic scenario and balance of risks of greater than usual variance for prospective inflation and is compatible with the convergence of inflation to the target in the relevant horizon, which includes calendar years 2022 and 2023.

The exchange rate closed the month of March 2022 at 5.24 BRL/USD. Market expectations point to average rates of 5.09 BRL/USD for 2022 and 5.10 BRL/USD for 2023.

Country-Risk

The index explains the difference in the daily performance of US and emerging country debt securities, and is an indicator of the financial health of the country in question. The index ended the month of March 2022 at 294 basis points, indicating a difference of 2.94 p.p. between the performance of Brazilian securities and that of American securities. The average of the last 6 months was 3.34 p.p. Source: Embi+, calculated by JP Morgan.

7.4 Comparable Companies

Generation

Companies	Description
CPFL Energia S.A.	CPFL Energia S.A., through its subsidiaries, generates, transmits, distributes and sells electricity to residential, industrial and commercial customers in Brazil. The company generates electricity through wind, biomass, solar and hydroelectric plants. As of December 31, 2021, the company distributed electricity to approximately 10.2 million customers, had 336,053 kilometers of distribution lines that included 498,155 distribution transformers and 565 high to medium voltage transformer substations with a total transformer capacity of 19,178 MVA. It also has an installed capacity of 4,385 megawatts. The company was founded in 1998 and is headquartered in Campinas, Brazil. CPFL Energia S.A. is a subsidiary of State Grid Brazil Power Participações S.A.
Companhia Paranaense de Energia - COPEL	Companhia Paranaense de Energia - COPEL is involved in the generation, transformation, distribution, and marketing of energy to industrial, residential, commercial, and rural customers, among others, mainly in the State of Paraná, Brazil. COPEL is also involved in the distribution of piped natural gas. As of December 31, 2021, the company operated 20 hydroelectric plants, 30 wind plants and 1 thermoelectric plant with a total installed capacity of 5,957 megawatts and owned and operated 3,638 km of transmission lines and 204,957 km of distribution lines. It has concessions for electricity distribution in 394 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. Companhia Paranaense de Energia - COPEL was founded in 1954 and is headquartered in Curitiba, Brazil.
Engie Brasil Energia S.A.	Engie Brasil Energia S.A., together with its subsidiaries, generates and sells electricity in Brazil. The company operates 68 plants, including 11 hydroelectric plants, 4 thermoelectric plants, 49 wind plants, 3 biomass plants, 2 solar photovoltaic plants, 1 conventional thermoelectric plant, and 2 small hydroelectric plants in 21 states in Brazil. As of December 31, 2021, it had an installed capacity of 8,218.7 megawatts. The company also transports natural gas through 4,500 km of pipelines in the Southeast, Northeast, and North regions of Brazil. In addition, it is active in the manufacture, wholesale, retail, operation, and maintenance of solar panels. The company was formerly known as Tractebel Energia S.A. and changed its name to Engie Brasil Energia S.A. in July 2016. The company was incorporated in 2005 and is headquartered in Florianópolis, Brazil. Engie Brasil Energia S.A. operates as a subsidiary of ENGIE Brasil Participações Ltda.
AES Brasil Energia S.A.	AES Brasil Energia S.A., together with its subsidiaries, operates in the renewable energy generation business in Brazil. It generates electricity through hydroelectric, wind and solar sources. Its portfolio of assets has a total installed capacity of 4.5 GW, including 2,658.4 megawatts of hydroelectric power, 1,532.8 megawatts of wind power, and 295.1 megawatts of solar power. The company is headquartered in São Paulo, Brazil.
Centrais Elétricas Brasileiras S.A. - Eletrobras	Centrais Elétricas Brasileiras S.A. - Eletrobras, through its subsidiaries, operates in the generation, transmission and distribution of electricity in Brazil. The company generates electricity through hydroelectric, thermal, nuclear, wind and solar power plants. As of December 31, 2021, it owned and operated 32 hydroelectric power plants with a total installed capacity of 46,295.75 megawatts, 9 thermal power plants, including coal, oil and gas-fired power generation units, with a total installed capacity of 1,505 megawatts, and 2 nuclear power plants comprised of Angra I with an installed capacity of 640 megawatts and Angra II with an installed capacity of 1,350 megawatts. It also operates 66,556 kilometers of transmission lines. The company was incorporated in 1962 and is headquartered in Rio de Janeiro, Brazil.
Companhia Energética de Minas Gerais	Companhia Energética de Minas Gerais, through its subsidiaries, operates in the generation, transmission, distribution and commercialization of energy in Brazil. As of December 31, 2021, the company operated 70 hydroelectric, wind and solar plants with an installed capacity of 5,700 MW and with 545,706 km of distribution lines and 7,160 km of transmission lines. It is also active in the procurement, transportation, and distribution of gas and its by-products and derivatives, cloud solution supply, IT infrastructure, IT management and cybersecurity services, technology systems supply and operational management systems for utility concessions, telecommunications service provision, distributed generation, account services, cogeneration, energy efficiency, and supply and storage management activities. The company was incorporated in 1952 and is headquartered in Belo Horizonte, Brazil.

Source: Capital IQ

7.4 Comparable Companies

Transmission

Companies	Description
Transmissora Aliança de Energia Elétrica S.A.	Transmissora Aliança de Energia Elétrica S.A. implements, operates and maintains electric energy transmission assets in Brazil. It operates 14,014 km of transmission lines, which include 11,685 km of transmission lines in operation and 2,329 km of lines under construction, as well as 100 substations with voltages ranging from 230 to 525kV. The company was founded in 2000 and is headquartered in Rio de Janeiro, Brazil.
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A. operates in the electric energy transmission business in Brazil. As of December 31, 2021, it had a total installed transformation capacity of 71.7 thousand MVA together with transmission lines of 19 thousand kilometers, 26.1 thousand kilometers of circuits and 131 substations. It operates in the states of Rio Grande do Sul, Santa Catarina, Paraná, São Paulo, Minas Gerais, Rondônia, Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, Maranhão, Piauí, Paraíba, Pernambuco, Alagoas, Espírito Santo, and Bahia. The company was incorporated in 1999 and is headquartered in São Paulo, Brazil.
Afluente Transmissão de Energia Elétrica S.A.	Afluente Transmissão de Energia Elétrica S.A. operates transmission lines and substations in Bahia, Brazil. It operates the substations of Tomba, Funil, Brumado II, Itagibai, Ford, Palo and Camacari in the state of Bahia with an installed capacity of 600 MVA and a transmission line of 489.1 kilometers. The company was incorporated in 2008 and is headquartered in Rio de Janeiro, Brazil. Afluente Transmissão de Energia Elétrica S.A. is a subsidiary of Neoenergia S.A.

Source: Capital IQ



8 Exhibits

Exhibits

Exhibits

Exhibits

Exhibit 1.1: Furnas Centrais Elétricas - P&L (2020-2033)

Furnas Centrais Elétricas - In BRL million	*Historial Financial Information*			*Projected Financial Information*											
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	10,415	13,188	6,547	6,130	13,865	14,344	14,619	15,028	14,282	14,725	11,381	11,750	12,129	12,166	12,511
Generation	5,506	6,095	3,069	3,157	7,928	8,457	8,750	9,094	8,152	8,393	8,670	8,949	9,236	9,510	9,767
Transmission	4,910	7,093	3,477	2,972	5,936	5,887	5,869	5,934	6,130	6,332	2,711	2,801	2,893	2,656	2,744
Deductions	(1,788)	(1,810)	(872)	(871)	(1,974)	(1,975)	(1,968)	(1,972)	(1,985)	(1,830)	(1,386)	(1,430)	(1,475)	(1,477)	(1,522)
Net revenue	8,628	11,378	5,675	5,259	11,891	12,369	12,651	13,057	12,298	12,895	9,995	10,320	10,654	10,688	10,988
Costs and expenses	**(4,734)**	**(5,361)**	**(3,441)**	**(2,921)**	**(4,155)**	**(4,445)**	**(4,703)**	**(5,135)**	**(4,982)**	**(4,360)**	**(3,476)**	**(3,591)**	**(3,709)**	**(3,773)**	**(3,898)**
Personnel and charges	(1,056)	(1,211)	(501)	(121)	(434)	(440)	(462)	(529)	(440)	(455)	(470)	(485)	(501)	(518)	(535)
Materials and producsts	(21)	(36)	(17)	(3)	(9)	(10)	(10)	(11)	(9)	(10)	(10)	(10)	(11)	(11)	(11)
Third-party services	(552)	(526)	(268)	(57)	(217)	(225)	(232)	(262)	(218)	(225)	(232)	(240)	(248)	(256)	(264)
Other current expenses	(641)	(902)	(1,566)	(516)	(1,332)	(1,410)	(1,424)	(1,514)	(1,261)	(516)	(173)	(179)	(185)	(191)	(197)
Energy purchase	(1,041)	(646)	(629)	-	-	-	-	-	-	-	-	-	-	-	-
Transmission charges	(712)	(764)	-	(230)	(964)	(997)	(1,030)	(1,064)	(1,056)	(1,091)	(1,127)	(1,164)	(1,202)	(1,242)	(1,283)
Fuel	(419)	(937)	(394)	-	-	-	-	-	-	-	-	-	-	-	-
Royalties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transmission costs	-	-	-	(518)	(1,035)	(1,027)	(1,024)	(1,035)	(1,069)	(1,104)	(473)	(488)	(505)	(463)	(478)
CDE obligations	-	-	-	(1,476)	(163)	(337)	(522)	(720)	(929)	(960)	(991)	(1,024)	(1,058)	(1,093)	(1,129)
Construction costs	(292)	(340)	(65)	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	3,894	6,017	2,234	2,338	7,736	7,924	7,947	7,922	7,316	8,536	6,519	6,729	6,945	6,915	7,091
Depreciation and amortization	(280)	(295)	(179)	(359)	(655)	(764)	(881)	(963)	(1,039)	(1,043)	(1,048)	(1,053)	(1,058)	(1,063)	(1,069)
EBIT	3,614	5,723	2,054	1,978	7,081	7,160	7,067	6,959	6,277	7,492	5,471	5,676	5,887	5,851	6,022
Financial revenues	294	336	303	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	(689)	(763)	(647)	-	-	-	-	-	-	-	-	-	-	-	-
Revenues and expenses of equivalence	(323)	(368)	244	-	-	-	-	-	-	-	-	-	-	-	-
Other operating revenues and expenses	1,008	994	(1,339)	-	-	-	-	-	-	-	-	-	-	-	-
EBT	3,904	5,923	616	1,978	7,081	7,160	7,067	6,959	6,277	7,492	5,471	5,676	5,887	5,851	6,022
Current income tax and social contribution	(1,287)	(1,102)	(132)	(1,175)	(2,463)	(2,549)	(2,580)	(2,611)	(2,450)	(2,874)	(2,197)	(2,278)	(2,361)	(2,361)	(2,431)
Deferred income tax and social contribution	(48)	(788)	24	-	-	-	-	-	-	-	-	-	-	-	-
Tax incentive	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	2,568	4,033	509	804	4,618	4,611	4,487	4,348	3,827	4,619	3,274	3,398	3,525	3,490	3,591

Source: Management/ EY

Exhibit 1.1: Furnas Centrais Elétricas - P&L (2034-2048)

Furnas Centrais Elétricas - In BRL million	*Projected Financial Information*														
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**	**Dec/48**
Gross revenue	**12,928**	**13,319**	**13,740**	**14,108**	**14,325**	**14,998**	**16,091**	**14,827**	**15,150**	**15,610**	**11,758**	**12,145**	**12,546**	**11,106**	**11,472**
Generation	10,094	10,391	10,765	11,073	11,190	11,759	12,768	11,414	11,634	12,018	11,758	12,145	12,546	11,106	11,472
Transmission	2,834	2,927	2,975	3,035	3,135	3,238	3,323	3,413	3,516	3,592	-	-	-	-	-
Deductions	(1,571)	(1,619)	(1,667)	(1,717)	(1,739)	(1,818)	(1,941)	(1,794)	(1,831)	(1,887)	(1,382)	(1,428)	(1,514)	(1,307)	(1,350)
Net revenue	**11,357**	**11,700**	**12,073**	**12,391**	**12,586**	**13,180**	**14,149**	**13,033**	**13,319**	**13,723**	**10,375**	**10,717**	**11,031**	**9,799**	**10,122**
Costs and expenses	**(4,026)**	**(4,132)**	**(4,256)**	**(4,408)**	**(4,438)**	**(4,604)**	**(4,790)**	**(4,828)**	**(4,985)**	**(5,254)**	**(4,466)**	**(4,613)**	**(4,657)**	**(4,469)**	**(2,780)**
Personnel and charges	(552)	(571)	(589)	(623)	(601)	(620)	(641)	(662)	(684)	(766)	(638)	(659)	(698)	(601)	(621)
Materials and producsts	(12)	(12)	(13)	(13)	(13)	(13)	(14)	(14)	(15)	(16)	(14)	(14)	(15)	(13)	(13)
Third-party services	(273)	(282)	(291)	(308)	(297)	(307)	(317)	(327)	(338)	(378)	(315)	(326)	(345)	(297)	(307)
Other current expenses	(204)	(183)	(187)	(200)	(190)	(217)	(262)	(154)	(159)	(191)	(123)	(127)	(154)	(116)	(120)
Energy purchase	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transmission charges	(1,325)	(1,368)	(1,414)	(1,449)	(1,463)	(1,511)	(1,561)	(1,612)	(1,665)	(1,715)	(1,764)	(1,822)	(1,724)	(1,665)	(1,720)
Fuel	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transmission costs	(494)	(511)	(519)	(529)	(547)	(565)	(579)	(595)	(613)	(626)	-	-	-	-	-
CDE obligations	(1,166)	(1,204)	(1,244)	(1,285)	(1,327)	(1,371)	(1,416)	(1,463)	(1,511)	(1,561)	(1,613)	(1,666)	(1,721)	(1,777)	-
Construction costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	**7,331**	**7,568**	**7,817**	**7,984**	**8,148**	**8,576**	**9,359**	**8,205**	**8,334**	**8,469**	**5,909**	**6,104**	**6,374**	**5,331**	**7,342**
Depreciation and amortization	(1,074)	(1,080)	(1,086)	(1,092)	(1,100)	(1,106)	(1,111)	(1,122)	(1,130)	(1,137)	(1,147)	(1,155)	(1,163)	(1,178)	(1,186)
EBIT	**6,257**	**6,488**	**6,731**	**6,891**	**7,049**	**7,470**	**8,248**	**7,083**	**7,204**	**7,332**	**4,762**	**4,949**	**5,211**	**4,153**	**6,156**
Financial revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Revenues and expenses of equivalence	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating revenues and expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**6,257**	**6,488**	**6,731**	**6,891**	**7,049**	**7,470**	**8,248**	**7,083**	**7,204**	**7,332**	**4,762**	**4,949**	**5,211**	**4,153**	**6,156**
Current income tax and social contribution	(2,524)	(2,615)	(2,711)	(2,780)	(2,848)	(3,006)	(3,286)	(2,905)	(2,963)	(3,024)	(2,167)	(2,249)	(2,357)	(2,016)	(2,093)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Tax incentive	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**3,733**	**3,872**	**4,019**	**4,111**	**4,201**	**4,464**	**4,962**	**4,177**	**4,241**	**4,308**	**2,595**	**2,700**	**2,854**	**2,137**	**4,063**

Source: Management/ EY

Exhibit 1.1: Furnas Centrais Elétricas - P&L (2049-2052)

Furnas Centrais Elétricas - In BRL million	*Projected Financial Information*			
P&L (In BRL million)	**Dec/49**	**Dec/50**	**Dec/51**	**Dec/52**
Gross revenue	**11,850**	**12,241**	**12,644**	**13,061**
Generation	11,850	12,241	12,644	13,061
Transmission	-	-	-	-
Deductions	(1,394)	(1,440)	(1,488)	(1,537)
Net revenue	**10,456**	**10,800**	**11,156**	**11,524**
Costs and expenses	**(2,872)**	**(2,966)**	**(3,064)**	**(2,642)**
Personnel and charges	(641)	(662)	(684)	(893)
Materials and producsts	(14)	(14)	(15)	(19)
Third-party services	(317)	(327)	(338)	(441)
Other current expenses	(123)	(128)	(132)	(310)
Energy purchase	-	-	-	-
Transmission charges	(1,776)	(1,835)	(1,895)	(979)
Fuel	-	-	-	-
Royalties	-	-	-	-
Transmission costs	-	-	-	-
CDE obligations	-	-	-	-
Construction costs	-	-	-	-
EBITDA	**7,584**	**7,834**	**8,092**	**8,882**
Depreciation and amortization	(1,195)	(1,205)	(1,215)	(680)
EBIT	**6,389**	**6,629**	**6,878**	**8,202**
Financial revenues	-	-	-	-
Financial expenses	-	-	-	-
Revenues and expenses of equivalence	-	-	-	-
Other operating revenues and expenses	-	-	-	-
EBT	**6,389**	**6,629**	**6,878**	**8,202**
Current income tax and social contribution	(2,172)	(2,254)	(2,338)	(2,789)
Deferred income tax and social contribution	-	-	-	-
Tax incentive	-	-	-	-
Net profit	**4,217**	**4,375**	**4,539**	**5,413**

Source: Management/ EY

Exhibit 1.2: Furnas Centrais Elétricas - FCFF

Furnas Centrais Elétricas - In BRL million	*Projected Financial Information*														
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**	**Dec/34**	**Dec/35**	**Dec/36**
Operating cash flow	**1,690**	**5,184**	**5,359**	**5,364**	**5,317**	**4,929**	**5,526**	**4,507**	**4,432**	**4,564**	**4,559**	**4,642**	**4,785**	**4,931**	**5,084**
(+) EBITDA	2,338	7,736	7,924	7,947	7,922	7,316	8,536	6,519	6,729	6,945	6,915	7,091	7,331	7,568	7,817
(-) Income taxes	(822)	(2,227)	(2,549)	(2,580)	(2,611)	(2,450)	(2,874)	(2,197)	(2,278)	(2,361)	(2,361)	(2,431)	(2,524)	(2,615)	(2,711)
(+/-) Change in working capital	175	(324)	(16)	(3)	5	63	(136)	185	(20)	(20)	5	(18)	(22)	(22)	(21)
Capex	**(548)**	**(1,757)**	**(2,284)**	**(880)**	**(466)**	**(193)**	**(199)**	**(206)**	**(213)**	**(220)**	**(227)**	**(235)**	**(242)**	**(250)**	**(258)**
Free cash flow to firm (FCFF)	**1,142**	**3,428**	**3,075**	**4,484**	**4,851**	**4,736**	**5,327**	**4,301**	**4,219**	**4,344**	**4,332**	**4,408**	**4,543**	**4,680**	**4,826**

Furnas Centrais Elétricas - In BRL million	*Projected Financial Information*															
Cash Flow (In BRL million)	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**	**Dec/48**	**Dec/49**	**Dec/50**	**Dec/51**	**Dec/52**
Operating cash flow	**5,187**	**5,284**	**5,529**	**6,000**	**5,412**	**5,360**	**5,436**	**3,986**	**3,836**	**3,993**	**3,414**	**5,032**	**5,387**	**5,556**	**5,729**	**6,012**
(+) EBITDA	7,984	8,148	8,576	9,359	8,205	8,334	8,469	5,909	6,104	6,374	5,331	7,342	7,584	7,834	8,092	8,882
(-) Income taxes	(2,780)	(2,848)	(3,006)	(3,286)	(2,905)	(2,963)	(3,024)	(2,167)	(2,249)	(2,357)	(2,016)	(2,093)	(2,172)	(2,254)	(2,338)	(2,789)
(+/-) Change in working capital	(16)	(16)	(40)	(73)	113	(11)	(10)	244	(19)	(25)	100	(217)	(25)	(24)	(24)	(81)
Capex	**(267)**	**(276)**	**(285)**	**(294)**	**(304)**	**(314)**	**(324)**	**(335)**	**(346)**	**(357)**	**(369)**	**(381)**	**(394)**	**(407)**	**(420)**	**(434)**
Free cash flow to firm (FCFF)	**4,920**	**5,008**	**5,244**	**5,705**	**5,108**	**5,046**	**5,111**	**3,651**	**3,490**	**3,636**	**3,045**	**4,650**	**4,993**	**5,150**	**5,309**	**5,578**

Source: Management/ EY

Exhibit 2.1: Santo Antônio Energia S.A.- Main Assumptions

The assumptions described below refer to the projections of SAESA, a wholly owned subsidiary of MESA. The value of MESA's non-operating assets and liabilities was added to the fair value of SAESA's capital, obtained by DCF and adjusted by MESA's interest in SAESA.

Description

Founded in 2007, SAESA is the SPE responsible for the construction, maintenance, operation and commercialization activities of the energy generated by the SAESA Hydroelectric Power Plant. The concession contract was signed in June 2008, lasting 35 years. According to Law No. 14,052/20 the term of the concession was extended by 4 years and 4 months, until August 2047. The SAESA hydroelectric power plant (UHE) has an installed capacity of 3,568 MW and a physical guarantee of 2,424 MW. Considering the percentage of 3.7% of losses, the assured energy is 2,336 MW.

Revenue

The revenues were projected according to the volume and price of the contracts in the ACR and ACL signed by SAESA. ACR contracts represent an average of 69.6% of the physical guarantee and total an average of 1,686 MW contracted until 2047. Of this total, 1,553 MW are contracted at BRL 175/MWh and 134 MW at a price of BRL 187/MWh on the Valuation Date. Such contracts have the price adjusted annually by the IPCA in December and January, respectively. On the other hand, the ACL contracts represent on average 30.4% of the physical guarantee, totaling an average of 737 MW. Of this total, 400 MW are contracted at BRL 309/MWh until 2027, 250 MW are contracted at BRL 304/MWh until 2027, 15 MW are contracted at BRL 315/MWh until 2027 and 72 MW are contracted at BRL 169/MWh, being adjusted annually by the IPCA in May (737 and 400 MWs), March and January respectively until 2027.

The valuation considered an average GSF of 89.2%. The sale of all uncontracted energy on the SPOT market, where applicable, was considered. It is noteworthy that SAESA has hydrological risk renegotiation insurance (SP93) to 1,553 MW (with coverage limited to a GSF of 93%) and type SP100 to 134MW (with full coverage of hydrological risk) with validity until the end of the operation.

On gross revenue there is incidence of PIS and COFINS, projected according to rates applicable to the Actual Profits method. In addition, P&D charges are projected with a 1.0% rate on revenues net of PIS and COFINS, CFURH and TFSEE.

In this way, projected net revenue averaged an annual growth of 3.7% over the projection.

Costs and Expenses

The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, UBP, O&M, personnel, materials, third-party service and others.

The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. The TFSEE was calculated considering a BETU of BRL 854.1/kW and a rate of 0.4%, applicable on installed capacity. The calculation of The CFURH considered a BRL TAR of 83.8/kW and a rate of 7%, applicable on the physical guaranteed net of losses. Finally, TUST was calculated based on a BRL rate of 19.3/kW/month on the Valuation Date.

SAESA has a portfolio of energy purchase agreements totaling 648 MW in 2022, 410 MW in 2023, 417 MW between 2024 and 2026, 336 MW in 2027 and 150 MW in 2028 until the end of the concession, which have an average price of BRL 201/MWh on the Valuation Date. In addition to these contracts, it was considered the purchase of energy in the SPOT market to face any projected energy deficits, when applicable.

Other costs and expenses include expenses with UBP, O&M, personnel, materials, third-party services, among others, which were projected in line with the company's history and adjusted annually by the IPCA.

It is worth mentioning that the valuation took into account payments related to an exclusion of liability for delay of works that totaled BRL 1.7 billion.

Thus, the average annual EBITDA margin projected for SAESA was 60.8%.

Income Tax

The projection of income taxes was based on the Actual Profits method, in which SAESA is included.

Income taxes were projected according to current Brazilian tax legislation, observing the 34% rate. The valuation considers the use of existing tax losses in the Valuation Date, represented by the deferred income tax recorded in the amount of BRL 3.6 billion, with the compensation of losses limited to 30% of the real profit. Additionally, SUDAM's tax benefit was considered, which allows a 75% reduction in the IRPJ rate, valid until 2028. There is an expectation to extend this benefit for another 10 years, ending in 2038.

Investments (CAPEX) and Depreciation

According to Management's expectations, maintenance CAPEX was projected with the objective of maintaining the operational and maintenance level of the asset, which totaled BRL 4.3 billion (in real terms) over the projective period and represented, on average, 4.9% of the NR throughout the projection.

Depreciation expenses for existing assets on the Valuation Date were projected linearly at a rate of 3.1% per year. For the new investments planned over the projective period, the remaining concession period was used as a basis for determining the depreciation rate. Thus, by the end of the projective period (August/2047), the new investments will have been fully depreciated. It is important to highlight that at the end of the projection is considered a residual balance of BRL 47.2 million referring to assets that were not fully depreciated throughout the concession, impacting cash flow in the last projective period.

Working capital

The estimated working capital was based on SAESA's historical financial statements. The balance sheet accounts were analyzed and classified as operational or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating income, costs and expenses, as applicable, and used in projections. Thus, net working capital represented, on average, -0.5% of NR over the projection.

NOP Adjustment

The asset accounts considered as NOP and added to SAESA's equity value were: Inventories and Other Current and Non-Current Assets. On the other hand, the liabilities accounts classified as NOP and subtracted from SAESA's equity value were: Obligations Linked to the Concession and Provisions for Contingencies. In addition, all MESA assets and liabilities recorded at the parent level were considered as NOP and added to/subtracted from SAESA's equity value.

Exhibit 2.2: Santo Antônio Energia S.A.- P&L (2020-2033)

Santo Antônio Energia S.A.- In BRL million	*Historial Financial Information*			*Projected Financial Information*											
P&L (in BRL million)	**Dec/20**	**Dec/21**	**jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	**3,572**	**4,195**	**2,105**	**2,459**	**4,888**	**5,081**	**5,259**	**5,439**	**5,202**	**4,770**	**4,914**	**5,140**	**5,310**	**5,500**	**5,666**
Power supply - ACR	3,572	4,195	2,105	2,375	4,775	5,029	5,207	5,387	5,202	4,770	4,914	5,140	5,310	5,500	5,666
Power supply - ACL	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Power supply - Short term	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenues	-	-	-	84	113	52	52	52	-	-	-	-	-	-	-
Deductions	(372)	(437)	(218)	(250)	(607)	(516)	(534)	(552)	(528)	(484)	(499)	(522)	(539)	(558)	(575)
Net revenue	**3,200**	**3,758**	**1,887**	**2,210**	**4,281**	**4,565**	**4,725**	**4,887**	**4,674**	**4,286**	**4,415**	**4,618**	**4,771**	**4,942**	**5,091**
Total costs	(1,732)	(1,309)	(1,553)	(1,123)	(301)	(1,890)	(2,006)	(2,043)	(1,833)	(1,601)	(1,650)	(1,746)	(1,801)	(1,859)	(1,912)
Transmission, connection, and distribution charges	(988)	(994)	(234)	(460)	(1,002)	(1,057)	(1,096)	(1,134)	(1,155)	(1,194)	(1,234)	(1,276)	(1,320)	(1,365)	(1,410)
Operation and maintenance services	(160)	(163)	(333)	(153)	(267)	(260)	(257)	(257)	(217)	(227)	(229)	(235)	(243)	(252)	(256)
Energy purchase cost	(584)	(152)	(986)	(509)	968	(573)	(652)	(652)	(461)	(180)	(186)	(234)	(238)	(243)	(245)
UBP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other costs and expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gross profit	**1,468**	**2,449**	**334**	**1,087**	**3,980**	**2,675**	**2,719**	**2,844**	**2,841**	**2,685**	**2,765**	**2,873**	**2,970**	**3,082**	**3,179**
Total expenses	(200)	(194)	(129)	(63)	(84)	(85)	(86)	(86)	(84)	(87)	(90)	(93)	(96)	(100)	(103)
Personnel	(32)	(32)	(16)	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(38)	(38)	(32)	-	-	-	-	-	-	-	-	-	-	-	-
Insurance	(3)	(0)	(0)	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	(127)	(123)	(18)	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	**1,268**	**2,255**	**205**	**1,024**	**3,896**	**2,590**	**2,633**	**2,758**	**2,758**	**2,598**	**2,675**	**2,780**	**2,874**	**2,983**	**3,076**
Depreciation and amortization	(841)	(842)	(394)	(396)	(798)	(803)	(805)	(807)	(809)	(856)	(907)	(934)	(940)	(946)	(952)
EBIT	**427**	**1,413**	**(189)**	**628**	**3,098**	**1,787**	**1,828**	**1,951**	**1,949**	**1,742**	**1,768**	**1,845**	**1,934**	**2,037**	**2,124**
Financial revenues / expenses	(1,853)	(3,210)	(2,542)	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**(1,426)**	**(1,796)**	**(2,730)**	**628**	**3,098**	**1,787**	**1,828**	**1,951**	**1,949**	**1,742**	**1,768**	**1,845**	**1,934**	**2,037**	**2,124**
Current income tax and social contribution	(0)	1,803	(231)	(2)	(91)	(1)	(1)	(12)	(25)	(10)	(29)	(60)	(102)	(152)	(206)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**(1,426)**	**7**	**(2,961)**	**627**	**3,007**	**1,786**	**1,827**	**1,939**	**1,924**	**1,732**	**1,739**	**1,785**	**1,832**	**1,885**	**1,918**

Source: Management/ EY

Exhibit 2.2: Santo Antônio Energia S.A.- P&L (2034-2047)

Santo Antônio Energia S.A.- In BRL million	*Projected Financial Information*													
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**
Gross revenue	5,853	6,045	6,262	6,451	6,663	6,883	7,129	7,344	7,586	7,839	8,121	8,366	8,642	5,918
Power supply - ACR	5,853	6,045	6,262	6,451	6,663	6,883	7,129	7,344	7,586	7,839	8,121	8,366	8,642	5,918
Power supply - ACL	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Power supply - Short term	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(594)	(614)	(635)	(655)	(676)	(698)	(723)	(745)	(770)	(796)	(824)	(849)	(877)	(601)
Net revenue	5,259	5,432	5,626	5,796	5,987	6,184	6,405	6,599	6,816	7,043	7,297	7,517	7,765	5,318
Total costs	(1,966)	(2,036)	(2,093)	(2,164)	(2,238)	(2,328)	(2,396)	(2,471)	(2,563)	(2,590)	(2,631)	(2,714)	(2,804)	(1,896)
Transmission, connection, and distribution charges	(1,458)	(1,507)	(1,559)	(1,611)	(1,665)	(1,721)	(1,780)	(1,840)	(1,902)	(1,896)	(1,910)	(1,974)	(2,041)	(1,396)
Operation and maintenance services	(260)	(278)	(285)	(299)	(312)	(320)	(327)	(335)	(357)	(373)	(382)	(394)	(406)	(255)
Energy purchase cost	(248)	(251)	(250)	(254)	(261)	(286)	(289)	(296)	(304)	(321)	(338)	(347)	(357)	(245)
UBP	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other costs and expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gross profit	3,293	3,395	3,533	3,632	3,749	3,857	4,010	4,128	4,253	4,453	4,666	4,803	4,961	3,422
Total expenses	(107)	(110)	(114)	(118)	(123)	(127)	(132)	(136)	(141)	(146)	(151)	(157)	(162)	(138)
Personnel	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	3,186	3,285	3,418	3,514	3,627	3,730	3,878	3,992	4,112	4,307	4,515	4,646	4,799	3,285
Depreciation and amortization	(959)	(967)	(977)	(987)	(999)	(1,012)	(1,028)	(1,046)	(1,069)	(1,097)	(1,135)	(1,184)	(752)	(527)
EBIT	2,226	2,317	2,442	2,527	2,628	2,717	2,851	2,946	3,043	3,210	3,380	3,462	4,047	2,757
Financial revenues / expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	2,226	2,317	2,442	2,527	2,628	2,717	2,851	2,946	3,043	3,210	3,380	3,462	4,047	2,757
Current income tax and social contribution	(267)	(309)	(337)	(362)	(397)	(922)	(892)	(703)	(729)	(771)	(812)	(832)	(972)	(662)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	1,959	2,008	2,104	2,165	2,231	1,795	1,958	2,242	2,314	2,439	2,568	2,630	3,075	2,095

Source: Management/ EY

Exhibit 2.3: Santo Antônio Energia S.A.- FCFF

Santo Antônio Energia S.A.- In BRL million	*Projected Financial Information*											
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Operating cash flow	56	3,815	3,855	2,424	2,530	2,566	2,485	2,541	2,677	2,724	2,822	2,906
(+) EBITDA	1,024	3,896	2,590	2,633	2,758	2,758	2,598	2,675	2,780	2,874	2,983	3,076
(-) Income taxes	(29)	(110)	(244)	(133)	(141)	(143)	(130)	(129)	(133)	(141)	(148)	(154)
(+/-) Change in working capital	(39)	29	(179)	(76)	(86)	(49)	17	(5)	30	(9)	(13)	(16)
(-) Non recurrent events	(901)	-	1,689	-	-	-	-	-	-	-	-	-
Capex	(313)	(330)	(152)	(118)	(89)	(903)	(933)	(963)	(88)	(91)	(94)	(97)
Free cash flow to firm (FCFF)	**(257)**	**3,485**	**3,704**	**2,306**	**2,441**	**1,663**	**1,553**	**1,578**	**2,588**	**2,633**	**2,728**	**2,809**

Santo Antônio Energia S.A.- In BRL million	*Projected Financial Information*													
Cash Flow (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**
Operating cash flow	3,005	3,104	3,218	3,304	3,405	2,944	2,869	2,945	3,025	3,177	3,362	3,464	3,436	2,376
(+) EBITDA	3,186	3,285	3,418	3,514	3,627	3,730	3,878	3,992	4,112	4,307	4,515	4,646	4,799	3,285
(-) Income taxes	(162)	(169)	(178)	(184)	(191)	(760)	(966)	(999)	(1,032)	(1,085)	(1,146)	(1,175)	(1,355)	(936)
(+/-) Change in working capital	(19)	(12)	(23)	(26)	(31)	(26)	(43)	(49)	(55)	(45)	(7)	(7)	(8)	27
(-) Non recurrent events	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capex	(101)	(104)	(107)	(111)	(115)	(118)	(122)	(126)	(130)	(135)	(139)	(144)	(149)	(55)
Free cash flow to firm (FCFF)	**2,904**	**3,000**	**3,111**	**3,193**	**3,290**	**2,825**	**2,747**	**2,818**	**2,895**	**3,043**	**3,223**	**3,320**	**3,287**	**2,321**

Source: Management/ EY

Exhibit 3.1: Foz do Chapecó Energia S.A. - Main Assumptions

The assumptions described below refer to the projections of Foz do Chapecó Energia S.A (FCE), a wholly owned subsidiary of Chapecoense Geração S.A.. The value of Chapecoense Geração S.A.'s non-operating assets and liabilities was added to the fair value of FCE's equity, obtained by DCF and adjusted by Chapecoense Geração S.A.'s share in FCE.

Description

Founded in 2006, Foz do Chapecó Energia S.A. is the SPE responsible for the construction and exploration activities of the energy generated by the Foz do Chapecó Hydroelectric Power Plant.

The contract was signed in November 2001, lasting 35 years. On September 14, 2021, ANEEL issued the homologatory resolution No. 2,932, extending the deadline of the concession of the plants participating in the MRE, which resulted in an increase of 1,011 days in the concession term, until August 2039.

Chapecoense has an installed capacity of 855 MW and a physical guarantee of 432 MW. Considering the percentage of 1.1% of losses, the assured energy is 427 MW.

Revenue

Revenues were projected according to the volume and price of the ACR and ACL contracts signed by Chapecoense. ACR contracts last until 2039, represent 100% of the physical guarantee and total 432 MW, at an average price of BRL 335/MWh (price on the valuation date), being adjusted by the IPCA ranging between February and November. With the uncontracting of two ACR contracts between 2027 and 2028 totaling 168 MW, the company plans to sign new contracts in the ACL of the same amount at an average price of BRL169/MWh. Such contracts are projected to be adjusted annually by the IPCA in November.

The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 until the end of the projection, according to the average market estimate. The projection considers the sale of all uncontracted energy on the SPOT market at a rate of BRL169/MWh. It is noteworthy that Chapecoense has a hydrological risk renegotiation insurance of type SP100 for 419 MW (with full coverage of hydrological risk).

On gross revenue there is incidence of PIS and COFINS, projected according to rates applicable to the Actual Profits method. In addition, P&D charges are projected with a 1.0% rate on the revenue net of PIS and COFINS CFURH and TFSEE.

Thus, projected net revenues averaged an annual growth of 1.6% over the forecast.

Costs and Expenses

The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, O&M, personnel, materials, third-party service and others.

The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. These costs are obligations arising from the contract signed with the ONS and the power generating concessionaires.

The TFSEE was calculated considering a BETU of BRL 854.1/kW and a rate of 0.4%, applicable on installed capacity. The calculation of The CFURH considered a TAR of BRL 83.8/kW and a 7% rate, applicable on the physical guaranteed net of losses. Finally, TUST was calculated based on a rate of BRL 11.2/kW/month in 2022.

The projection considered the purchase of energy in the SPOT market at a rate of BRL 169/MWh to face any projected energy deficits.

For the calculation of the hydrological risk renegotiation insurance expenses, the premium of BRL 13.5/MWh and the amount of 419 MW were used, resulting in an expense of approximately BRL 50 million per year in real terms.

The other costs and expenses include expenses with personnel, materials, third-party services, UBP payments, among others, which were projected in line with the company's history and adjusted annually by the IPCA.

Thus, the average annual EBITDA margin projected for Chapecoense was 73%.

Income Tax

The projection of income taxes was based on the Real Profit method, in which Chapecoense is included. Income taxes were projected according to current Brazilian tax legislation, observing the 34% rate.

Investments (CAPEX) and Depreciation

According to Management expectations, maintenance CAPEX was projected until 2026 with the objective of maintaining the operational and maintenance level of the asset, which totaled BRL 47 million (in real terms) over the projective period and represented, on average, 0.6% of the NR.

Depreciation expenses relating to existing assets on the valuation date and to new investments were projected according to the remaining term of the concession so that all assets were fully depreciated within the concession, leaving no residual balance at the end of the concession.

Working Capital

The estimated working capital was based on Chapecoense's historical financial statements. The balance sheet accounts were analyzed and classified as operational or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating income, costs and expenses, as applicable, and used in the projections.

Thus, net working capital represented, on average, -1.1% of the NR over the projection.

Discount Rate

Cash flows were discounted to present value using a discount rate (WACC) of 10.3%, the details of which are presented on page 34 of this Report.

NOP adjustments

The asset accounts considered as NOP and added to the FCE's equity value were: Anticipated Expenses, Long-Term Tax Credits and Other Non-Current Assets. On the other hand, the liabilities accounts classified as NOP and subtracted from the FCE's equity value were: Dividends and Interest on Equity, Regulatory Fees, Provisions and Other Non-Current Liabilities. In addition, all assets and liabilities of Chapecoense Geração S.A. registered at the parent level were considered as NOP and added to/subtracted from the value of FCE's capital.

Exhibit 3.2: Foz do Chapecó Energia S.A.- P&L (2020-2030)

Foz do Chapecó Energia S.A.- In BRL million	*Historial Financial Information*			*Projected Financial Information*								
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**
Gross revenue	1,059	1,205	650	668	1,465	1,531	1,581	1,636	1,644	1,225	1,262	1,303
Power supply - ACR	1,043	1,172	643	668	1,433	1,502	1,553	1,610	1,620	887	914	944
Power supply - ACL	-	-	-	-	-	-	-	-	19	338	348	360
Power supply - Short term	16	33	7	-	31	30	28	27	5	-	-	-
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(123)	(137)	(74)	(68)	(148)	(155)	(160)	(166)	(166)	(124)	(128)	(132)
Net revenue	936	1,068	576	600	1,317	1,376	1,421	1,470	1,477	1,101	1,134	1,172
Total costs	(214)	(6)	(121)	(162)	(318)	(309)	(311)	(316)	(301)	(294)	(300)	(307)
Transmission, connection, and distribution charges	(81)	(90)	(49)	(67)	(140)	(146)	(150)	(155)	(160)	(166)	(171)	(177)
Operation and maintenance services	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(72)	131	(28)	(28)	(94)	(95)	(95)	(96)	(76)	(65)	(67)	(69)
UBP	-	-	-	(56)	(59)	(44)	(41)	(38)	(37)	(35)	(33)	(30)
Other costs and expenses	(61)	(47)	(44)	(11)	(24)	(25)	(26)	(26)	(27)	(28)	(29)	(30)
Gross profit	722	1,062	455	438	999	1,068	1,110	1,154	1,176	807	834	865
Total expenses	(7)	(21)	(6)	(12)	(25)	(26)	(27)	(28)	(29)	(30)	(31)	(32)
Personnel	(4)	(4)	(2)	-	-	-	-	-	-	-	-	-
Third-party services	(3)	(3)	(4)	-	-	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	1	(14)	(0)	(12)	(25)	(26)	(27)	(28)	(29)	(30)	(31)	(32)
EBITDA	715	1,041	448	426	973	1,042	1,083	1,127	1,148	777	803	833
Depreciation and amortization	(87)	(162)	(73)	(69)	(158)	(158)	(159)	(160)	(160)	(160)	(160)	(160)
EBIT	629	878	375	358	816	883	924	967	988	618	644	674
Financial revenues	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	(198)	(221)	(116)	-	-	-	-	-	-	-	-	-
EBT	431	657	259	358	816	883	924	967	988	618	644	674
Current income tax and social contribution	(132)	(168)	(91)	(122)	(277)	(300)	(314)	(329)	(336)	(210)	(219)	(229)
Deferred income tax and social contribution	(18)	(53)	3	-	-	-	-	-	-	-	-	-
Net profit	280	436	171	236	538	583	610	638	652	408	425	445

Source: Management/ EY

Exhibit 3.2: Foz do Chapecó Energia S.A.- P&L (2031-2039)

Foz do Chapecó Energia S.A.- In BRL million	*Projected Financial Information*								
P&L (In BRL million)	**Dec/31**	**Dec/32**	**Dec/33**	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**
Gross revenue	**1,346**	**1,395**	**1,437**	**1,484**	**1,533**	**1,588**	**1,636**	**1,690**	**1,065**
Power supply - ACR	975	1,010	1,040	1,075	1,110	1,150	1,184	1,223	630
Power supply - ACL	371	385	396	409	423	438	451	466	240
Power supply - Short term	-	-	-	-	-	-	-	-	194
Other revenues	-	-	-	-	-	-	-	-	-
Deductions	(136)	(141)	(145)	(150)	(155)	(161)	(166)	(171)	(108)
Net revenue	**1,210**	**1,253**	**1,291**	**1,334**	**1,378**	**1,427**	**1,470**	**1,519**	**957**
Total costs	(313)	(320)	(326)	(333)	(340)	(347)	(354)	(361)	(246)
Transmission, connection, and distribution charges	(183)	(189)	(195)	(201)	(208)	(215)	(222)	(229)	(158)
Operation and maintenance services	-	-	-	-	-	-	-	-	-
Energy purchase cost	(72)	(74)	(76)	(79)	(82)	(85)	(87)	(90)	(61)
UBP	(28)	(25)	(22)	(19)	(15)	(11)	(7)	(3)	-
Other costs and expenses	(31)	(32)	(33)	(34)	(35)	(37)	(38)	(39)	(27)
Gross profit	**897**	**933**	**965**	**1,000**	**1,038**	**1,080**	**1,116**	**1,157**	**711**
Total expenses	(33)	(34)	(35)	(36)	(37)	(38)	(40)	(41)	(28)
Personnel	-	-	-	-	-	-	-	-	-
Third-party services	-	-	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-	-	-
Other expenses	(33)	(34)	(35)	(36)	(37)	(38)	(40)	(41)	(28)
EBITDA	**864**	**900**	**930**	**964**	**1,000**	**1,041**	**1,076**	**1,116**	**683**
Depreciation and amortization	(160)	(160)	(160)	(160)	(160)	(160)	(160)	(160)	(100)
EBIT	**705**	**740**	**770**	**805**	**841**	**881**	**916**	**956**	**583**
Financial revenues	-	-	-	-	-	-	-	-	-
Financial expenses	-	-	-	-	-	-	-	-	-
EBT	**705**	**740**	**770**	**805**	**841**	**881**	**916**	**956**	**583**
Current income tax and social contribution	(240)	(252)	(262)	(274)	(286)	(300)	(312)	(325)	(198)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-
Net profit	**465**	**488**	**508**	**531**	**555**	**582**	**605**	**631**	**385**

Source: Management/ EY

Exhibit 3.3: Foz do Chapecó Energia S.A.- FCFF

Foz do Chapecó Energia S.A.- in BRL million	*Projected Financial Information*									
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**
Operating cash flow	356	669	697	722	746	753	523	518	532	546
(+) EBITDA	426	973	1,042	1,083	1,127	1,148	777	803	833	864
(-) Income taxes	(122)	(277)	(300)	(314)	(329)	(336)	(210)	(219)	(229)	(240)
(+/-) Change in working capital	32	(6)	(4)	(1)	(1)	(3)	17	0	(0)	(0)
(-) UBP	19	(21)	(39)	(45)	(51)	(56)	(61)	(66)	(72)	(78)
Capex	(5)	(5)	(4)	(12)	(12)	-	-	-	-	-
Free cash flow to firm (FCFF)	**351**	**664**	**693**	**710**	**734**	**753**	**523**	**518**	**532**	**546**

Foz do Chapecó Energia S.A.- in BRL million	*Projected Financial Information*							
Cash Flow (In BRL million)	**Dec/32**	**Dec/33**	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**
Operating cash flow	563	576	592	608	626	641	704	470
(+) EBITDA	900	930	964	1,000	1,041	1,076	1,116	683
(-) Income taxes	(252)	(262)	(274)	(286)	(300)	(312)	(325)	(198)
(+/-) Change in working capital	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(15)
(-) UBP	(85)	(92)	(99)	(106)	(115)	(123)	(87)	-
Capex	-	-	-	-	-	-	-	-
Free cash flow to firm (FCFF)	**563**	**576**	**592**	**608**	**626**	**641**	**704**	**470**

Source: Management/ EY

Exhibit 4.1: Empresa de Energia São Manoel S.A. - Main Assumptions

Description

Founded in 2013, Empresa de Energia São Manoel ("São Manoel") is the SPE responsible for the planning, construction, maintenance, operation and commercialization activities of the energy generated by the São Manoel Hydroelectric Power Plant.

The concession contract was signed in April 2014, lasting 35 years. According to Law No. 14,052/20 and ANEEL Resolution 895/20, the deadline was extended by 243 days, until December 2049. São Manoel has an installed capacity of 736 MW and a physical guarantee of 430 MW. Considering the percentage of 2.9% of losses, the assured energy is 418 MW.

Revenue

The revenues were projected according to the volume and price of the contracts in the ACR and ACL signed by São Manoel. The contracts in the ACR represent 67.3% of the physical guarantee and total 290 MW, being contracted until 2047 at an average price of BRL 149/MWh on the valuation date. Such contracts have the price adjusted annually by the IPCA in January. The ACL contracts represent 20.9% of the physical guarantee, totaling 90 MW and are contracted until 2038 at an average price of BRL 153/MWh, being adjusted annually by the IPCA in May.

The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 until the end of the projection, according to the average market estimate. Also, management expects to contract in the ACL 17 MW in 2026, 90 MW in 2039 and 290 MW in 2048 at an average price of BRL 169/MWh, being adjusted annually by the IPCA in May.

It is noteworthy that São Manoel has hydrological risk renegotiation insurance of type SP92 for 290 MW (with coverage limited to a GSF of 92%) valid until 2047.

On gross revenue there is incidence of PIS and COFINS, projected according to rates applicable to the Actual Profits method. In addition, P&D charges are projected with a 1.0% rate on the revenue net of PIS and COFINS CFURH and TFSEE.

Thus, projected net revenue averaged an annual growth of 4.2% over the projection.

Costs and Expenses

The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, UBP, personnel, materials, third-party services and others.

The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. The TFSEE was calculated considering a BETU of BRL 854.1/kW and a rate of 0.4%, applicable on installed capacity. The calculation of CFURH considered a TAR of BRL 83.8/kW and a rate of 7.0%, applicable on physical guaranteed net of losses. Finally, TUST was calculated based on a rate of BRL 12.3/kW/month in 2022.

The projection considered the purchase of energy in the SPOT market at a rate of BRL 169/MWh to face any projected energy deficits.

The other costs and expenses include expenses with UBP, personnel, materials, third-party services, among others, which were projected in line with the company's history and adjusted annually by the IPCA.

Thus, the average annual EBITDA margin projected for São Manoel was 60.2%.

Income Tax

The projection of income taxes was based on the Real Profit method, in which São Manoel is included. Income taxes were projected according to current Brazilian tax legislation, observing the 34% rate.

The valuation considers the use of the existing tax losses on the valuation date, represented by deferred income tax recorded in the amount of BRL 151.8 million, with the compensation of losses being limited to 30% of the actual profit. Additionally, SUDAM's tax benefit was considered, which allows a 75% reduction in the IRPJ rate, valid until 2028.

Investments (CAPEX) and Depreciation

According to Management expectations, maintenance CAPEX was projected with the objective of maintaining the operational and maintenance level of the asset, which totaled BRL 372.6 million (in real terms) over the projective period and represented, on average, 2.7% of the NR over the projection. It is worth mentioning that in 2025 it is expected a reversal of investments given in guarantee by Constran, as reported by Management, which resulted in a positive cash flow of BRL 28 million in the year.

Depreciation expenses relating to existing assets on the valuation date and new investments were projected linearly at a rate of 3.3% per year. It is important to note that at the end of the projection a residual balance of BRL 471 million related to assets that were not fully depreciated throughout the concession is considered, impacting cash flow in the last period.

Working Capital

The estimated working capital was based on São Manoel's historical financial statements. The balance sheet accounts were analyzed and classified as operational or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating income, costs and expenses, as applicable, and used in the projections. Thus, net working capital represented, on average, 16.8% of the NR over the projection.

Discount Rate

Cash flows were discounted to present value using a discount rate (WACC) of 10.3%, the details of which are presented on page 34 of this Report.

NOP adjustments

The asset accounts considered as NOP and added to São Manoel's equity value: Deferred Taxes (arising from temporary differences), Judicial Deposits and Other Non-Current Assets. On the other hand, the liabilities accounts classified as NOP and subtracted from São Manoel's equity value were: Provisions and Other Non-Current Liabilities.

Exhibit 4.2: Empresa de Energia São Manoel S.A. - P&L (2020-2034)

Empresa de Energia São Manoel S.A. - In BRL million	*Historial Financial Information*			*Projected Financial Information*												
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**	**Dec/34**
Gross revenue	**422**	**440**	**239**	**269**	**575**	**604**	**622**	**673**	**695**	**720**	**742**	**766**	**791**	**820**	**844**	**872**
ACR revenue	411	428	223	190	408	429	443	457	472	489	504	520	538	557	574	593
ACL revenue	-	-	-	61	129	135	140	174	180	186	192	198	205	212	219	226
SPOT revenue	11	12	16	-	-	-	-	-	-	-	-	-	-	-	-	-
GSF safe refund revenue	-	-	-	18	38	39	40	41	43	44	46	47	49	50	52	54
Ancillary revenue/other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(61)	(65)	(39)	(27)	(58)	(61)	(63)	(68)	(70)	(73)	(75)	(77)	(80)	(83)	(85)	(88)
Net revenue	**361**	**375**	**199**	**242**	**516**	**543**	**559**	**605**	**625**	**647**	**667**	**689**	**711**	**737**	**759**	**784**
Total costs	(142)	(147)	(71)	(104)	(206)	(204)	(211)	(248)	(256)	(264)	(273)	(281)	(291)	(300)	(310)	(320)
Transmission, connection, and distribution charges	(76)	(82)	(43)	(61)	(131)	(136)	(140)	(145)	(150)	(155)	(160)	(165)	(171)	(176)	(182)	(188)
Insurance	-	-	-	(4)	(17)	(17)	(18)	(18)	(19)	(20)	(20)	(21)	(22)	(22)	(23)	(24)
O&M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(67)	(65)	(28)	(18)	(14)	(6)	(6)	(36)	(37)	(39)	(40)	(41)	(43)	(44)	(45)	(47)
Other costs and expenses	-	-	-	(18)	(38)	(39)	(40)	(42)	(43)	(45)	(46)	(48)	(49)	(51)	(52)	(54)
UBP	-	-	-	(3)	(7)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(7)	(7)	(7)	(7)
Gross profit	**218**	**228**	**129**	**138**	**310**	**338**	**349**	**357**	**369**	**383**	**394**	**407**	**421**	**437**	**449**	**464**
Total expenses	(31)	(33)	(15)	-	-	-	-	-	-	-	-	-	-	-	-	-
Personnel	(10)	(10)	(5)	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(14)	(14)	(6)	-	-	-	-	-	-	-	-	-	-	-	-	-
Provisions and revisions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	(7)	(9)	(5)	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	**187**	**196**	**113**	**138**	**310**	**338**	**349**	**357**	**369**	**383**	**394**	**407**	**421**	**437**	**449**	**464**
Depreciation and amortization	(135)	(130)	(60)	(60)	(120)	(120)	(120)	(120)	(120)	(120)	(121)	(121)	(122)	(122)	(123)	(123)
EBIT	**52**	**65**	**53**	**78**	**190**	**218**	**229**	**237**	**249**	**262**	**273**	**286**	**299**	**314**	**327**	**341**
Financial revenues	(174)	(186)	(98)	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**(122)**	**(121)**	**(45)**	**78**	**190**	**218**	**229**	**237**	**249**	**262**	**273**	**286**	**299**	**314**	**327**	**341**
Current income tax and social contribution	-	-	-	(12)	(29)	(33)	(35)	(36)	(38)	(40)	(93)	(97)	(102)	(107)	(111)	(116)
Deferred income tax and social contribution	41	41	15	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**(80)**	**(80)**	**(30)**	**66**	**161**	**185**	**194**	**201**	**211**	**222**	**180**	**189**	**197**	**208**	**216**	**225**

Source: Management/ EY

Exhibit 4.2: Empresa de Energia São Manoel S.A. - P&L (2035-2049)

Empresa de Energia São Manoel S.A. - In BRL million — *Projected Financial Information*

P&L (In BRL million)	Dec/35	Dec/36	Dec/37	Dec/38	Dec/39	Dec/40	Dec/41	Dec/42	Dec/43	Dec/44	Dec/45	Dec/46	Dec/47	Dec/48	Dec/49
Gross revenue	901	933	961	993	1,049	1,086	1,119	1,156	1,194	1,237	1,274	1,316	1,359	1,437	1,481
ACR revenue	612	634	653	675	697	722	744	768	793	822	847	874	903	-	-
ACL revenue	233	242	249	257	289	299	308	318	329	341	351	362	374	1,437	1,481
SPOT revenue	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GSF safe refund revenue	55	57	59	61	63	65	67	70	72	74	77	79	82	-	-
Ancillary revenue/other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(91)	(94)	(97)	(100)	(106)	(110)	(113)	(117)	(121)	(125)	(129)	(133)	(137)	(145)	(150)
Net revenue	810	839	864	893	943	976	1,006	1,039	1,073	1,112	1,145	1,183	1,222	1,292	1,331
Total costs	(330)	(341)	(351)	(362)	(374)	(386)	(398)	(411)	(424)	(438)	(451)	(465)	(480)	(457)	(471)
Transmission, connection, and distribution charges	(194)	(201)	(207)	(214)	(221)	(229)	(236)	(244)	(252)	(260)	(269)	(278)	(287)	(296)	(306)
Insurance	(25)	(26)	(26)	(27)	(28)	(29)	(30)	(31)	(32)	(33)	(34)	(35)	(36)	-	-
O&M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(48)	(50)	(52)	(53)	(55)	(57)	(59)	(61)	(63)	(65)	(67)	(69)	(72)	(74)	(76)
Other costs and expenses	(56)	(58)	(60)	(62)	(64)	(66)	(68)	(70)	(73)	(75)	(77)	(80)	(83)	(85)	(88)
UBP	(6)	(6)	(6)	(6)	(6)	(6)	(5)	(5)	(5)	(4)	(4)	(3)	(2)	(2)	(1)
Gross profit	480	498	513	530	569	590	608	628	649	674	694	718	742	835	860
Total expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Personnel	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provisions and revisions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	480	498	513	530	569	590	608	628	649	674	694	718	742	835	860
Depreciation and amortization	(124)	(125)	(125)	(126)	(127)	(128)	(129)	(130)	(131)	(132)	(133)	(135)	(136)	(106)	(23)
EBIT	356	374	388	404	442	462	479	498	519	542	561	583	606	729	836
Financial revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	356	374	388	404	442	462	479	498	519	542	561	583	606	729	836
Current income tax and social contribution	(121)	(127)	(132)	(137)	(150)	(157)	(163)	(169)	(176)	(184)	(191)	(198)	(206)	(248)	(284)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	235	247	256	267	292	305	316	329	342	358	370	385	400	481	552

Source: Management/ EY

Exhibit 4.3: Empresa de Energia São Manoel S.A. - FCFF

Empresa de Energia São Manoel S.A. - In BRL million	*Projected Financial Information*													
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**	**Dec/34**	**Dec/35**
Operating cash flow	130	281	308	322	331	340	352	326	336	343	326	334	344	354
(+) EBITDA	138	310	338	349	357	369	383	394	407	421	437	449	464	480
(-) Income Taxes	(8)	(20)	(23)	(24)	(25)	(27)	(28)	(65)	(68)	(74)	(107)	(111)	(116)	(121)
(+/-) Change in working capital	0	(11)	(8)	(3)	(2)	(3)	(4)	(3)	(4)	(4)	(4)	(4)	(4)	(4)
(-) UBP	1	2	1	1	1	1	1	0	0	0	(0)	(0)	(0)	(1)
Capex	(23)	(20)	(16)	28	(9)	(10)	(11)	(12)	(13)	(14)	(15)	(16)	(17)	(18)
Indemnification	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to firm (FCFF)	108	261	292	350	322	330	341	315	323	330	311	318	327	335

Empresa de Energia São Manoel S.A. - In BRL million	*Projected Financial Information*													
Cash Flow (In BRL million)	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**	**Dec/48**	**Dec/49**
Operating cash flow	365	375	386	405	425	436	449	463	478	491	506	521	551	799
(+) EBITDA	498	513	530	569	590	608	628	649	674	694	718	742	835	860
(-) Income Taxes	(127)	(132)	(137)	(150)	(157)	(163)	(169)	(176)	(184)	(191)	(198)	(206)	(248)	(284)
(+/-) Change in working capital	(5)	(4)	(5)	(11)	(6)	(5)	(6)	(6)	(6)	(6)	(7)	(7)	(27)	234
(-) UBP	(1)	(1)	(2)	(2)	(3)	(3)	(4)	(5)	(5)	(6)	(7)	(8)	(9)	(11)
Capex	(20)	(22)	(23)	(25)	(27)	(29)	(32)	(34)	(37)	(40)	(43)	(47)	(51)	(86)
Indemnification	-	-	-	-	-	-	-	-	-	-	-	-	-	471
Free cash flow to firm (FCFF)	345	354	363	380	397	407	417	428	441	451	462	474	500	1,184

Source: Management/ EY

Exhibit 5.1: Companhia Hidrelétrica Teles Pires (CHTP) - Main Assumptions

The assumptions described below refer to the projections of CHTP, a wholly owned subsidiary of TPP. The value of non-operating assets and liabilities of TPP was added to the CHTP's equity value, obtained by discounted cash flow method and adjusted by TPP's interest in CHTP.

Description

Founded in 2010, CHTP is the SPE responsible for the construction, maintenance, operation and commercialization activities of the energy generated by the Teles Pires Hydroelectric Power Plant. The contract was signed in June 2011, lasting 35 years. According to the 2nd Amendment to the Concession Agreement, the deadline was extended until the end of January 2047.

The Teles Pires Hydroelectric Power Plant has an installed capacity of 1,807 MW and a physical guarantee of 939 MW. Considering the percentage of 2.39% of losses, the assured energy is 917 MW.

Revenue

The revenues were projected according to the volume and price of the ACR and ACL contracts signed by CHTP. ACR contracts last until 2047, represent 61% of the physical guarantee and total 576 MW, at an average price of BRL 114/MWh (price on the valuation date). ACR contracts have the price adjusted by the IPCA in April. The ACL contracts represent 33% of the physical guarantee and total 307 MW and, of this total, 131 MW are contracted until 2047, at an average price of BRL 179/MWh and 176 MW are contracted until 2036, at an average price of BRL 169/MWh. Such contracts have the price adjusted annually by the IPCA in January.

The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 until the end of the projection, according to the average market estimate. The projection considered the sale of all the uncontracted energy in the SPOT market at the rate of BRL 169/MWh. It is noteworthy that CHTP has hydrological risk renegotiation insurance of type SP92 to 778 MW (with coverage limited to a GSF of 92%).

On gross revenue there is incidence of PIS and COFINS, projected according to rates applicable to the Actual Profits method. In addition, P&D charges are projected with a 1.0% rate on the revenue net of PIS and COFINS CFURH and TFSEE.

In this way, projected net revenues averaged an annual growth of 2.5% over the forecast.

Costs and Expenses

The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, O&M, personnel, materials, third-party service and others.

The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. These costs are obligations arising from the contract signed with the ONS and the power generating concessionaires.

The TFSEE was calculated considering a BETU of BRL 854.1/kW and a rate of 0.4%, applicable on installed capacity. The calculation of The CFURH considered a TAR of BRL 83.8/kW and a 7% rate, applicable on the physical guaranteed net of losses. Finally, TUST was calculated based on a tariff of BRL 16.7/kW/month in 2022, reaching BRL 11.7/kW/month in 2024, stabilizing at this level until the end of the projection (this reduction is forecasted due to changes in the regulatory scope and new perspectives of the sector, as informed by Management).

The projection considered the purchase of energy in the SPOT market at a rate of BRL 169/MWh to face any projected energy deficits.

The other costs and expenses include expenses with personnel, materials, third-party services, UBP payments, among others, which were projected in line with the company's history and adjusted annually by the IPCA.

Thus, the average annual EBITDA margin projected for CHTP was 48.7%.

Income Tax

The projection of income taxes was based on the Actual Profit method, in which CHTP is included. Income taxes were projected according to current Brazilian tax legislation, observing the 34% rate. The valuation considers the use of the existing tax losses in the valuation date, represented by deferred income tax recorded in the amount of BRL 257 million, with the compensation of losses being limited to 30% of the real profit. Additionally, SUDAM's tax benefit was considered, which allows a 75% reduction in the IRPJ rate, valid until 2026.

Investments (CAPEX) and Depreciation

According to the Management expectations, a maintenance CAPEX was projected with the objective of maintaining the operational and maintenance level of the asset, which totaled BRL 315 million (in real terms) over the projective period and represented, on average, 1.2% of the NR over the projection.

Depreciation expenses relating to existing assets on the valuation date and new investments were projected linearly at a rate of 3.1% per year. It is important to highlight that at the end of the projection a residual balance of BRL 208 million referring to assets that were not fully depreciated throughout the concession is considered, impacting cash flow in the last period.

Working Capital

The estimated working capital was based on the historical financial statements of CHTP. The balance sheet accounts were analyzed and classified as operational or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating income, costs and expenses, as applicable, and used in the projections.

Thus, net working capital represented, on average, -1.1% of the NR over the projection.

Discount Rate

Cash flows were discounted to present value using a discount rate (WACC) of 9.7%, the details of which are presented on page 34 of this Report.

NOP adjustments

The asset accounts considered as NOP and added to CHTP's equity value capital were: Securities, Deferred Taxes (arising from temporary differences), Judicial Deposits and Other Non-Current Assets. On the other hand, the liabilities accounts classified as NOP and subtracted from CHTP's equity value were: Provisions and Other Non-Current Liabilities. In addition, all TPP assets and liabilities recorded at the parent level were considered as NOP and added to/subtracted from CHTP's equity value adjusted by the TPP participation.

Exhibit 5.2: Companhia Hidrelétrica Teles Pires (CHTP) - P&L (2020-2033)

Companhia Hidrelétrica Teles Pires (CHTP) - In BRL million	*Historial Financial Information*			*Projected Financial Information*											
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	**950**	**990**	**525**	**525**	**1,084**	**1,102**	**1,116**	**1,174**	**1,173**	**1,176**	**1,213**	**1,253**	**1,294**	**1,341**	**1,381**
Power supply - ACR	503	522	278	290	617	647	667	689	712	738	760	785	811	840	865
Power supply - ACL	444	464	231	235	467	446	440	476	452	429	443	458	473	490	505
Power supply - Short term	-	-	-	-	-	8	9	9	9	10	10	10	10	11	11
Other revenues	2	5	15	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(157)	(157)	(97)	(53)	(109)	(111)	(113)	(119)	(118)	(119)	(122)	(126)	(131)	(135)	(139)
Net revenue	**793**	**833**	**428**	**472**	**974**	**991**	**1,003**	**1,056**	**1,055**	**1,057**	**1,091**	**1,126**	**1,164**	**1,205**	**1,242**
Total costs	(487)	(462)	(271)	(305)	(605)	(431)	(442)	(454)	(467)	(482)	(496)	(509)	(457)	(471)	(486)
Transmission, connection, and distribution charges	(293)	(316)	(165)	(193)	(410)	(315)	(325)	(336)	(347)	(358)	(370)	(382)	(395)	(408)	(421)
Operation and maintenance services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(163)	(111)	(89)	(80)	(38)	(27)	(28)	(29)	(30)	(31)	(32)	(33)	(34)	(36)	(37)
UBP	-	-	-	(8)	(10)	(7)	(6)	(6)	(6)	(6)	(6)	(6)	(5)	(5)	(5)
Other costs and expenses	(31)	(35)	(17)	(25)	(148)	(82)	(82)	(83)	(84)	(86)	(88)	(88)	(22)	(23)	(23)
Gross profit	**306**	**371**	**157**	**166**	**370**	**560**	**561**	**601**	**587**	**575**	**595**	**618**	**707**	**734**	**756**
Total expenses	(13)	(17)	(7)	(29)	(56)	(55)	(56)	(58)	(60)	(65)	(71)	(73)	(76)	(78)	(81)
Personnel	(4)	(4)	(3)	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(9)	(12)	(3)	-	-	-	-	-	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	(0)	(1)	(1)	(29)	(56)	(55)	(56)	(58)	(60)	(65)	(71)	(73)	(76)	(78)	(81)
EBITDA	**292**	**354**	**150**	**137**	**314**	**504**	**505**	**543**	**527**	**510**	**524**	**544**	**631**	**656**	**675**
Depreciation	(180)	(163)	(88)	(79)	(159)	(160)	(160)	(161)	(162)	(163)	(164)	(164)	(164)	(164)	(164)
Amortization	-	-	-	(3)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)
EBIT	**112**	**191**	**62**	**55**	**149**	**338**	**338**	**376**	**358**	**340**	**354**	**374**	**460**	**485**	**504**
Financial revenues / expenses	(180)	(120)	(105)	-	-	-	-	-	-	-	-	-	-	-	-
Financial expense of the grant payment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**(67)**	**70**	**(43)**	**55**	**149**	**338**	**338**	**376**	**358**	**340**	**354**	**374**	**460**	**485**	**504**
Current income tax and social contribution	-	-	-	(8)	(23)	(52)	(52)	(57)	(122)	(116)	(120)	(127)	(157)	(165)	(172)
Deferred income tax and social contribution	21	(27)	14	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of goodwill and reversal PMIPL	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**(46)**	**44**	**(29)**	**47**	**126**	**287**	**287**	**318**	**236**	**225**	**234**	**247**	**304**	**320**	**333**

Source: Management/ EY

Exhibit 5.2: Companhia Hidrelétrica Teles Pires (CHTP) - P&L (2034-2047)

Companhia Hidrelétrica Teles Pires (CHTP) - In BRL million	*Projected Financial Information*													
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**
Gross revenue	1,427	1,474	1,522	1,445	1,493	1,542	1,597	1,645	1,700	1,756	1,819	1,873	1,935	167
Power supply - ACR	894	923	956	1,327	1,371	1,416	1,466	1,511	1,560	1,612	1,670	1,720	1,777	153
Power supply - ACL	521	539	554	118	122	126	131	135	139	144	149	154	159	14
Power supply - Short term	12	12	12	-	-	-	-	-	-	-	-	-	-	-
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(144)	(149)	(154)	(146)	(151)	(156)	(161)	(166)	(172)	(177)	(184)	(189)	(195)	(17)
Net revenue	1,283	1,325	1,369	1,299	1,342	1,387	1,436	1,479	1,528	1,579	1,635	1,684	1,740	150
Total costs	(500)	(516)	(532)	(602)	(622)	(643)	(665)	(687)	(653)	(675)	(699)	(722)	(746)	(64)
Transmission, connection, and distribution charges	(435)	(449)	(464)	(480)	(495)	(512)	(529)	(546)	(564)	(583)	(602)	(622)	(642)	(55)
Operation and maintenance services	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(38)	(39)	(40)	(90)	(93)	(96)	(100)	(103)	(106)	(110)	(114)	(117)	(121)	(10)
UBP	(5)	(5)	(4)	(4)	(4)	(3)	(3)	(3)	(2)	(2)	(1)	(1)	(0)	-
Other costs and expenses	(23)	(23)	(23)	(28)	(30)	(32)	(34)	(36)	19	19	18	17	17	1
Gross profit	782	809	837	697	720	743	771	792	875	903	936	962	993	86
Total expenses	(84)	(86)	(89)	(92)	(95)	(98)	(102)	(105)	(108)	(112)	(116)	(120)	(123)	(69)
Personnel	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	(84)	(86)	(89)	(92)	(95)	(98)	(102)	(105)	(108)	(112)	(116)	(120)	(123)	(69)
EBITDA	698	722	747	605	625	645	669	687	767	791	821	843	870	17
Depreciation	(164)	(164)	(164)	(165)	(165)	(165)	(165)	(165)	(165)	(165)	(166)	(166)	(125)	(1)
Amortization	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(3)
EBIT	528	552	576	434	453	473	497	515	595	619	648	670	738	13
Financial revenues / expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial expense of the grant payment	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	528	552	576	434	453	473	497	515	595	619	648	670	738	13
Current income tax and social contribution	(179)	(188)	(196)	(148)	(154)	(161)	(169)	(175)	(202)	(210)	(220)	(228)	(251)	(4)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of goodwill and reversal PMIPL	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	348	364	380	286	299	312	328	340	392	409	428	442	487	9

Source: Management/ EY

Exhibit 5.3: Companhia Hidrelétrica Teles Pires (CHTP) - FCFF

Companhia Hidrelétrica Teles Pires (CHTP) - In BRL million	Projected Financial information											
Cash Flow (In BRL million)	Dec/22	Dec/23	Dec/24	Dec/25	Dec/26	Dec/27	Dec/28	Dec/29	Dec/30	Dec/31	Dec/32	Dec/33
Operating cash flow	157	294	429	467	498	448	429	436	450	504	491	497
(+) EBITDA	137	314	504	505	543	527	510	524	544	631	656	675
(-) Income taxes	(6)	(16)	(36)	(36)	(40)	(85)	(81)	(84)	(89)	(110)	(158)	(172)
(+/-) Change in working capital	22	(5)	(36)	1	(2)	11	4	1	0	(12)	(0)	0
(-) UBP	3	1	(2)	(3)	(3)	(4)	(4)	(5)	(5)	(6)	(6)	(7)
Capex	(30)	(27)	(28)	(23)	(25)	(37)	(37)	(7)	(3)	(3)	(3)	(3)
Free cash flow to firm (FCFF)	127	267	401	444	473	412	392	430	447	501	488	494

Companhia Hidrelétrica Teles Pires (CHTP) - In BRL million	Projected Financial information													
Cash Flow (In BRL million)	Dec/34	Dec/35	Dec/36	Dec/37	Dec/38	Dec/39	Dec/40	Dec/41	Dec/42	Dec/43	Dec/44	Dec/45	Dec/46	Dec/47
Operating cash flow	511	527	543	467	461	474	489	500	541	567	585	599	620	(12)
(+) EBITDA	698	722	747	605	625	645	669	687	767	791	821	843	870	17
(-) Income taxes	(179)	(188)	(196)	(148)	(154)	(161)	(169)	(175)	(202)	(210)	(220)	(228)	(251)	(4)
(+/-) Change in working capital	0	0	0	19	1	1	1	1	(9)	1	1	1	3	(24)
(-) UBP	(8)	(8)	(9)	(10)	(11)	(11)	(12)	(13)	(14)	(15)	(16)	(17)	(1)	-
Capex	(8)	(3)	(3)	(4)	(4)	(10)	(4)	(4)	(4)	(4)	(11)	(5)	(5)	208
Free cash flow to firm (FCFF)	503	523	539	463	457	464	485	496	537	562	574	594	615	196

Source: Management/ EY

Exhibit 6.1: Belo Monte Transmissora de Energia SPE S.A. (BMTE) - Main Assumptions

Description

Belo Monte Transmissora de Energia SPE S.A (BMTE) was established on March 20, 2014 and is responsible for the construction, operation, and maintenance of transmission facilities intended for the flow of energy generated by the Belo Monte hydroelectric complex for a period of 30 years from the date of the signing of the Concession Agreement 11/2013.

Revenue

BMTE's revenue comes from the Allowed Annual Revenue ("RAP"), with a value of BRL 744,244 thousand on the Valuation Date, according to the Homologatory Resolution No. 3097 of July 12, 2022.

The RAP refers to the services provided in the Basic Network, established via concession contract with ANEEL, where two types of corrections are foreseen:

- By the IPCA in July of each year;
- Five-year Tariff Review of the Basic Grid operation considering macroeconomic perspectives and the parameters foreseen in the concession contract. It is worth mentioning that we did not consider the tariff reviews in the BMTE projections.

The projection also considered a reinforcement RAP on the Valuation Date in the amount of BRL 16,340 thousand.

Over the revenue a deductible portion of 1.6% related to the unavailability was considered, which is characterized by being a monetary penalty applied by the Granting Authority due to unavailability or operating restrictions of the facilities that are part of the Basic Network.

For the purposes of the CPC 47 Technical Interpretation (Revenue Recognition of Contracts with Customers) to which BMTE is subject, the Gross Operational Revenue ("GOR") is represented by the events arising from the concession, and is composed of:

- Operation Revenue: Recognition of revenue from the operation of transmission lines of the concession assets;
- Remuneration of the Concession Assets: Recognition of revenue from the remuneration of the financial assets of the concession;
- Construction Revenues: Recognition of revenues from investments of the concession's financial assets (counterpart of the Construction Cost).

PIS and COFINS are levied on GOR, projected according to the rates applicable to the Actual Profit tax regime.

Cost and Expenses

The main operating costs and expenses are composed of sectoral charges, personnel cost, services, O&M and others.

The sectoral charges refer to Research & Development ("R&D"), calculated as 1.00% of the NR result minus the RGR and TFSEE and the Tax for Supervision of Electric Energy Services ("TFSEE"), calculated as 0.40% of the ROB.

The costs and expenses assumptions were defined based on values provided by Management, which, during the projection, were readjusted annually by the IPCA.

As a result of the assumptions used for projecting operating costs and expenses, the EBITDA margin presented an average of 75.5% throughout the projection.

Income Tax

The projection of direct taxes was based on the tax regime of "Actual Profit", in which the BMTE is classified. Direct taxes were projected in accordance with the Brazilian tax legislation in force, observing a rate of 34%.

Additionally, the SUDAM tax benefit was considered, and a 75% reduction of the IRPJ rate was calculated, valid until 2028.

Given the existence of tax deferral, the effective payment of taxes in the projection is proportional to the receipt of the APR for the period.

CAPEX

New investments (CAPEX) were forecasted by Management considering the nature of the BMTE's operations and the maintenance of its transmission network, with a total value of BRL 242 million between June 2022 and the year 2041

Residual Value

For the valuation, we consider that at the end of the concession period, BMTE will receive the net regulatory fixed assets as indemnity, which is estimated during the concession period based on the investment in CAPEX and the regulatory depreciation.

Working Capital

The estimated working capital was based on the BMTE's historical financial statements. The balance sheet accounts were analyzed and classified as operating or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating revenues, costs and expenses, as applicable, and used in the projections.

Discount Rate

The cash flow was discounted to present value using a discount rate (WACC) of 9.4%, detailed on page 40 of this Report.

NOPs adjustments

The asset accounts considered as NOP and added to the capital value of the BMTE were: Recoverable taxes and contributions, and Other current and non-current assets. The liability accounts classified as NOP and subtracted from the capital value of BMTE were: Other Current and Non-Current Liabilities.

Exhibit 6.2: Belo Monte Transmissora de Energia SPE S.A. (BMTE) - P&L (2020-2033)

Belo Monte Transmissora de Energia SPE S.A. (BMTE) - In BRL million	*Historical Financial Information*			*Projected Financial Information*											
P&L (In BRL million)	Dec/20	Dec/21	Jun-22	Dec/22	Dec/23	Dec/24	Dec/25	Dec/26	Dec/27	Dec/28	Dec/29	Dec/30	Dec/31	Dec/32	Dec/33
Gross revenue	929	1,000	515	583	985	996	1,011	1,022	1,053	1,034	1,044	1,042	1,033	1,044	1,012
Construction Revenue	-	-	-	35	6	2	6	7	27	3	10	8	4	23	5
O&M Revenue	68	71	41	121	133	138	142	147	152	157	162	167	173	179	185
Remuneration of Financial Assets	860	927	474	427	846	856	863	869	874	874	872	866	856	843	823
Others revenues	1	1	1	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(86)	(93)	(48)	(54)	(91)	(92)	(94)	(95)	(97)	(96)	(97)	(96)	(96)	(97)	(94)
Net revenue	843	907	467	529	894	903	917	928	956	939	948	945	937	948	919
Total costs	(108)	(108)	(63)	(141)	(126)	(127)	(134)	(140)	(162)	(145)	(157)	(159)	(161)	(183)	(172)
Industry charges	(9)	(10)	(5)	(5)	(11)	(12)	(12)	(13)	(13)	(13)	(14)	(14)	(15)	(15)	(16)
Operational costs	(65)	(76)	(38)	(104)	(110)	(113)	(117)	(121)	(125)	(129)	(133)	(138)	(142)	(147)	(152)
Cost of construction	(34)	(21)	(20)	(31)	(5)	(2)	(5)	(6)	(25)	(3)	(9)	(8)	(4)	(21)	(5)
EBITDA	735	799	404	388	768	776	783	788	793	793	791	786	777	765	746
Depreciation and amortization	(0)	(1)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
EBIT	734	799	403	388	768	776	783	788	793	793	791	786	776	764	746
Financial Result	(286)	(308)	(166)	-	-	-	-	-	-	-	-	-	-	-	-
EBT	448	490	238	388	768	776	783	788	793	793	791	786	776	764	746
Income tax and social contribution	(154)	(164)	(80)	(59)	(117)	(118)	(119)	(120)	(121)	(121)	(269)	(267)	(264)	(260)	(254)
Net profit	**294**	**326**	**158**	**329**	**651**	**658**	**664**	**668**	**672**	**672**	**522**	**519**	**512**	**505**	**492**

Source: Management/ EY

Exhibit 6.2: Belo Monte Transmissora de Energia SPE S.A. (BMTE) - P&L (2034-2044)

Belo Monte Transmissora de Energia SPE S.A. (BMTE) - in BRL million	*Projected Financial Information*										
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**
Gross revenue	992	975	935	944	856	785	729	625	517	397	251
Construction Revenue	5	14	8	54	16	6	22	5	-	-	-
O&M Revenue	191	197	203	210	217	224	232	239	247	255	251
Remuneration of Financial Assets	796	764	724	680	623	554	475	380	270	142	0
Others revenues	-	-	-	-	-	-	-	-	-	-	-
Deductions	(92)	(90)	(86)	(87)	(79)	(73)	(67)	(58)	(48)	(37)	(23)
Net revenue	900	885	849	857	777	712	662	567	469	360	228
Total costs	(177)	(191)	(191)	(239)	(211)	(209)	(230)	(222)	(224)	(232)	(228)
Industry charges	(16)	(17)	(17)	(18)	(19)	(19)	(20)	(21)	(21)	(22)	(11)
Operational costs	(157)	(162)	(167)	(173)	(178)	(184)	(190)	(197)	(203)	(210)	(217)
Cost of construction	(4)	(13)	(7)	(49)	(14)	(6)	(20)	(5)	-	-	-
EBITDA	723	694	657	617	566	503	431	345	245	128	0
Depreciation and amortization	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
EBIT	722	693	657	617	565	503	431	345	244	128	(0)
Financial Result	-	-	-	-	-	-	-	-	-	-	-
EBT	722	693	657	617	565	503	431	345	244	128	(0)
Income tax and social contribution	(246)	(236)	(223)	(210)	(192)	(171)	(146)	(117)	(83)	(44)	-
Net profit	477	458	434	407	373	332	284	228	161	85	(0)

Source: Management/ EY

Exhibit 6.3: Belo Monte Transmissora de Energia SPE S.A. (BMTE) - FCFF

Belo Monte Transmissora de Energia SPE S.A. (BMTE) - In BRL million	*Projected Financial Information*											
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Operating cash flow	200	519	541	562	581	599	622	650	663	685	706	732
(+) Gross revenue	413	854	901	936	967	999	1,032	1,066	1,101	1,137	1,175	1,214
(-) Indirect Tax	(28)	(58)	(61)	(63)	(65)	(67)	(70)	(72)	(74)	(77)	(79)	(82)
(-) Industry Charges	(5)	(11)	(12)	(12)	(13)	(13)	(13)	(14)	(14)	(15)	(15)	(16)
(-) Operacional Cost	(104)	(110)	(113)	(117)	(121)	(125)	(129)	(133)	(138)	(142)	(147)	(152)
(-) Expenses	-	-	-	-	-	-	-	-	-	-	-	-
(-) Direct tax FCFF	(80)	(165)	(174)	(181)	(187)	(193)	(199)	(206)	(213)	(220)	(227)	(234)
(+/-) Change in working capital	4	8	(0)	(1)	(1)	(2)	2	8	0	1	(1)	2
Capex	(31)	(5)	(2)	(5)	(6)	(25)	(3)	(9)	(8)	(4)	(21)	(5)
(+) Indemnification	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm (FCFF)	**168**	**513**	**539**	**557**	**575**	**574**	**619**	**640**	**655**	**681**	**685**	**727**

Belo Monte Transmissora de Energia SPE S.A. (BMTE) - In BRL million	*Projected Financial Information*										
Cash Flow (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**
Operating cash flow	755	780	807	830	864	891	919	952	983	1,016	421
(+) Gross revenue	1,254	1,295	1,338	1,382	1,427	1,474	1,523	1,573	1,625	1,678	867
(-) Indirect Tax	(85)	(87)	(90)	(93)	(96)	(99)	(103)	(106)	(110)	(113)	(58)
(-) Industry Charges	(16)	(17)	(17)	(18)	(19)	(19)	(20)	(21)	(21)	(22)	(11)
(-) Operacional Cost	(157)	(162)	(167)	(173)	(178)	(184)	(190)	(197)	(203)	(210)	(217)
(-) Expenses	-	-	-	-	-	-	-	-	-	-	-
(-) Direct tax FCFF	(242)	(250)	(258)	(267)	(276)	(285)	(294)	(304)	(314)	(324)	(167)
(+/-) Change in working capital	1	1	2	(1)	5	4	3	6	6	6	8
Capex	(4)	(13)	(7)	(49)	(14)	(6)	(20)	(5)	-	-	-
(+) Indemnification	-	-	-	-	-	-	-	-	-	-	801
Free cash flow to the firm (FCFF)	**751**	**767**	**800**	**781**	**850**	**885**	**898**	**947**	**983**	**1,016**	**1,221**

Source: Management/ EY

Exhibit 7.1: Interligação Elétrica Madeira S.A. - Main Assumptions

Description

Interligação Elétrica do Madeira S.A. ("IE Madeira") was established on December 18, 2008, and is responsible for the construction, operation and maintenance of transmission facilities for a period of 30 years from the date of the signing of the Concession Contracts 013/2009 and 015/2009.

Revenue

IE Madeira's revenue comes from the Allowed Annual Revenue ("RAP"), with a value of BRL 667,060 thousand on the Valuation Date, according to the Homologatory Resolution No. 3097 of July 12, 2022.

The RAP refers to the services provided in the Basic Network, established via concession contract with ANEEL, where two types of corrections are foreseen:

- By the IPCA in July of each year; and
- Five-year Tariff Review of the Basic Grid operation considering macroeconomic perspectives and the parameters foreseen in the concession contract. It is worth mentioning that we did not consider the tariff reviews in the projections of IE Madeira.

A deductible portion of 2.69% referring to the unavailability was considered on the revenue, which is characterized by being a monetary penalty applied by the Granting Authority due to unavailability or operating restrictions of the facilities that are part of the Basic Network.

For the purposes of the CPC 47 Technical Interpretation (Recognition of Revenue from Contracts with Customers) to which IE Madeira is subject, the Gross Operational Revenue ("GOR") is represented by the events arising from the concession, and is composed of:

- Operation Revenue: Recognition of revenue from the operation of transmission lines of the concession assets;
- Remuneration of the Concession Assets: Recognition of revenue from the remuneration of the financial assets of the concession; and
- Construction Revenue: Recognition of revenue from investments of the concession's financial assets (counterpart of the Construction Cost).

PIS and COFINS are levied on the GOR, projected according to the rates applicable to the Actual Profit tax regime.

Costs and Expenses

The main operating costs and expenses are composed of sectoral charges, personnel cost, services, O&M and others.

The sectoral charges refer to Research & Development ("R&D"), calculated as 1% of the NR result minus the RGR and TFSEE; the Reserva Global de Reversão ("RGR"), calculated as 2.6% of the GOR; and the Taxa de Fiscalização de Serviços de Energia Elétrica ("TFSEE"), calculated as 0.4% of the ROB.

The costs and expenses assumptions were defined based on values provided by Management, which, during the projection, were readjusted annually by the IPCA.

As a result of the assumptions used for projecting operating costs and expenses, the EBITDA margin presented an average of 70.5% throughout the projection.

Income Tax

The projection of direct taxes was based on the tax regime of Actual Profit, in which IE Madeira is framed. Direct taxes were projected in accordance with the Brazilian tax legislation in force, observing a rate of 34%.

Additionally, the SUDAM tax benefit was considered, and a 45% reduction of the IRPJ rate was calculated, valid until 2024, since a part of the line is in the benefit area and the other part is not.

Given the existence of tax deferral, the effective payment of taxes in the projection is proportional to the receipt of the RAP for the period.

CAPEX

New investments (CAPEX) were forecasted by Management considering the nature of IE Madeira's operations and the maintenance of its transmission network, with a total value of BRL 386 million between June 2022 and the year 2036.

Residual Value

For the valuation, we considered that at the end of the concession period, IE Madeira will receive the net regulatory fixed assets as indemnity, which is estimated during the concession period based on the investment in CAPEX and the regulatory depreciation.

Working Capital

The estimated working capital was based on IE Madeira's historical financial statements. The balance sheet accounts were analyzed and classified as operating or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating revenues, costs and expenses, as applicable, and used in the projections.

Discount Rate

The cash flow was discounted to present value using a discount rate (WACC) of 9.7%, detailed on page 40 of this Report.

NOPs adjustments

The asset accounts considered as NOP and added to the value of IE Madeira's capital were: Taxes and Contributions Recoverable from Long Term, and Other Current and Non-Current Assets. The liability accounts classified as NOP and subtracted from the value of IE Madeira's capital were: Dividends Payable and Other Current and Non-Current Liabilities.

Exhibit 7.2: Interligação Elétrica Madeira S.A. - P&L (2020-2033)

Interligação Elétrica Madeira S.A. - in BRL million	*Historical Financial Information*			*Projected Financial Information*													
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	**696**	**1,043**	**597**	**421**	**771**	**735**	**723**	**717**	**706**	**693**	**675**	**652**	**625**	**592**	**552**
Construction Revenue	-	-	-	63	62	26	19	20	20	21	22	22	23	24	25
O&M Revenue	96	65	31	46	95	99	102	106	109	113	117	120	124	129	133
Remuneration of Financial Assets	600	977	565	313	614	610	602	591	577	559	537	510	477	439	395
Others	-	-	1	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(64)	(96)	(55)	(39)	(71)	(68)	(67)	(66)	(65)	(64)	(62)	(60)	(58)	(55)	(51)
Net revenue	**632**	**946**	**542**	**382**	**700**	**667**	**657**	**650**	**641**	**629**	**612**	**592**	**567**	**537**	**501**
Total costs	(245)	(72)	(35)	(99)	(142)	(114)	(110)	(114)	(118)	(122)	(125)	(130)	(134)	(138)	(143)
Industry charges	(36)	(25)	(11)	(14)	(29)	(30)	(32)	(33)	(34)	(35)	(36)	(37)	(38)	(40)	(41)
Operational costs	(87)	(42)	(23)	(28)	(57)	(59)	(61)	(63)	(65)	(68)	(70)	(72)	(74)	(77)	(79)
Cost of construction	(123)	(4)	(1)	(57)	(56)	(24)	(17)	(18)	(18)	(19)	(20)	(20)	(21)	(22)	(22)
EBITDA	**386**	**875**	**507**	**284**	**557**	**553**	**546**	**536**	**524**	**507**	**487**	**463**	**433**	**399**	**358**
Depreciation and amortization	(8)	(5)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
EBIT	**379**	**869**	**506**	**283**	**556**	**552**	**545**	**535**	**523**	**506**	**486**	**462**	**432**	**398**	**357**
Financial Result	(330)	(160)	(73)	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**49**	**709**	**433**	**283**	**556**	**552**	**545**	**535**	**523**	**506**	**486**	**462**	**432**	**398**	**357**
Income tax and social contribution	0	(162)	(104)	(64)	(127)	(126)	(185)	(182)	(178)	(172)	(165)	(157)	(147)	(135)	(121)
Net profit	**49**	**547**	**328**	**219**	**430**	**427**	**360**	**353**	**345**	**334**	**321**	**305**	**285**	**263**	**236**

Source: Management/ EY

Exhibit 7.2: Interligação Elétrica Madeira S.A. - P&L (2034-2039)

Interligação Elétrica Madeira S.A. - in BRL million	*Projected Financial Information*					
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**
Gross revenue	506	451	388	284	196	99
Construction Revenue	26	26	27	-	-	-
O&M Revenue	137	142	146	151	156	99
Remuneration of Financial Assets	343	283	215	133	40	0
Others	-	-	-	-	-	-
Deductions	(47)	(42)	(36)	(26)	(18)	(9)
Net revenue	459	409	352	258	178	89
Total costs	(148)	(152)	(158)	(137)	(142)	(89)
Industry charges	(42)	(44)	(45)	(47)	(48)	(8)
Operational costs	(82)	(85)	(88)	(90)	(93)	(81)
Cost of construction	(23)	(24)	(25)	-	-	-
EBITDA	311	257	195	121	37	0
Depreciation and amortization	(1)	(1)	(1)	(1)	(1)	(0)
EBIT	310	256	194	120	36	(0)
Financial Result	-	-	-	-	-	-
EBT	310	256	194	120	36	(0)
Income tax and social contribution	(106)	(87)	(66)	(41)	(12)	-
Net profit	**205**	**169**	**128**	**79**	**23**	**(0)**

Source: Management/ EY

Exhibit 7.3: Interligação Elétrica Madeira S.A. - FCFF

Interligação Elétrica Madeira S.A. - in BRL million	*Projected Financial Information*											
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Operating cash flow	**201**	**453**	**478**	**502**	**513**	**530**	**547**	**565**	**584**	**603**	**622**	**642**
(+) Gross revenue	358	741	782	811	838	866	894	924	954	986	1,017	1,051
(-) Indirect Tax	(20)	(41)	(44)	(45)	(47)	(48)	(50)	(52)	(53)	(55)	(57)	(59)
(-) Industry Charges	(14)	(29)	(30)	(32)	(33)	(34)	(35)	(36)	(37)	(38)	(40)	(41)
(-) Operacional Cost	(28)	(57)	(59)	(61)	(63)	(65)	(68)	(70)	(72)	(74)	(77)	(79)
(-) Expenses	-	-	-	-	-	-	-	-	-	-	-	-
(-) Direct tax FCFF	(78)	(162)	(170)	(177)	(183)	(189)	(195)	(202)	(208)	(215)	(222)	(229)
(+/-) Change in working capital	(18)	1	1	5	0	0	0	0	0	(0)	(0)	(0)
Capex	**(57)**	**(56)**	**(24)**	**(17)**	**(18)**	**(18)**	**(19)**	**(20)**	**(20)**	**(21)**	**(22)**	**(22)**
(+) Indemnification	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm (FCFF)	**144**	**397**	**455**	**484**	**495**	**511**	**528**	**546**	**563**	**582**	**600**	**620**

Interligação Elétrica Madeira S.A. - in BRL million	*Projected Financial Information*					
Cash Flow (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**
Operating cash flow	**664**	**685**	**708**	**731**	**755**	**63**
(+) Gross revenue	1,085	1,121	1,158	1,196	1,236	213
(-) Indirect Tax	(61)	(63)	(65)	(67)	(69)	(12)
(-) Industry Charges	(42)	(44)	(45)	(47)	(48)	(8)
(-) Operacional Cost	(82)	(85)	(88)	(90)	(93)	(81)
(-) Expenses	-	-	-	-	-	-
(-) Direct tax FCFF	(237)	(245)	(253)	(261)	(269)	(46)
(+/-) Change in working capital	(0)	(0)	(0)	(0)	(1)	(2)
Capex	**(23)**	**(24)**	**(25)**	-	-	-
(+) Indemnification	-	-	-	-	-	**336**
Free cash flow to the firm (FCFF)	**640**	**661**	**683**	**731**	**755**	**399**

Source: Management/ EY

Exhibit 8.1: Mata de Santa Genebra Transmissão S.A. (MSG) - Main Assumptions

Description

Interligação Elétrica do Madeira S.A. ("IE Madeira") was established on December 18, 2008, and is responsible for the construction, operation and maintenance of transmission facilities for a period of 30 years from the date of the signing of the Concession Contracts 013/2009 and 015/2009.

Revenue

IE Madeira's revenue comes from the Allowed Annual Revenue ("RAP"), with a value of BRL 667,060 thousand on the Valuation Date, according to the Homologatory Resolution No. 3097 of July 12, 2022.

The RAP refers to the services provided in the Basic Network, established via concession contract with ANEEL, where two types of corrections are foreseen:

- By the IPCA in July of each year; and
- Five-year Tariff Review of the Basic Grid operation considering macroeconomic perspectives and the parameters foreseen in the concession contract. It is worth mentioning that we did not consider the tariff reviews in the projections of IE Madeira.

A deductible portion of 2.69% referring to the unavailability was considered on the revenue, which is characterized by being a monetary penalty applied by the Granting Authority due to unavailability or operating restrictions of the facilities that are part of the Basic Network.

For the purposes of the CPC 47 Technical Interpretation (Recognition of Revenue from Contracts with Customers) to which IE Madeira is subject, the Gross Operational Revenue ("GOR") is represented by the events arising from the concession, and is composed of:

- Operation Revenue: Recognition of revenue from the operation of transmission lines of the concession assets;
- Remuneration of the Concession Assets: Recognition of revenue from the remuneration of the financial assets of the concession; and
- Construction Revenue: Recognition of revenue from investments of the concession's financial assets (counterpart of the Construction Cost).

PIS and COFINS are levied on the GOR, projected according to the rates applicable to the Actual Profit tax regime.

Costs and Expenses

The main operating costs and expenses are composed of sectoral charges, personnel cost, services, O&M and others.

The sectoral charges refer to Research & Development ("R&D"), calculated as 1% of the NR result minus the RGR and TFSEE; the Reserva Global de Reversão ("RGR"), calculated as 2.6% of the GOR; and the Taxa de Fiscalização de Serviços de Energia Elétrica ("TFSEE"), calculated as 0.4% of the ROB.

The costs and expenses assumptions were defined based on values provided by Management, which, during the projection, were readjusted annually by the IPCA.

As a result of the assumptions used for projecting operating costs and expenses, the EBITDA margin presented an average of 70.5% throughout the projection.

Income Tax

The projection of direct taxes was based on the tax regime of Actual Profit, in which IE Madeira is framed. Direct taxes were projected in accordance with the Brazilian tax legislation in force, observing a rate of 34%.

Additionally, the SUDAM tax benefit was considered, and a 45% reduction of the IRPJ rate was calculated, valid until 2024, since a part of the line is in the benefit area and the other part is not.

Given the existence of tax deferral, the effective payment of taxes in the projection is proportional to the receipt of the RAP for the period.

CAPEX

New investments (CAPEX) were forecasted by Management considering the nature of IE Madeira's operations and the maintenance of its transmission network, with a total value of BRL 386 million between June 2022 and the year 2036.

Residual Value

For the valuation, we consider that at the end of the concession period, IE Madeira will receive the net regulatory fixed assets as indemnity, which is estimated during the concession period based on the investment in CAPEX and the regulatory depreciation.

Working Capital

The estimated working capital was based on IE Madeira's historical financial statements. The balance sheet accounts were analyzed and classified as operating or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating revenues, costs and expenses, as applicable, and used in the projections.

Discount Rate

The cash flow was discounted to present value using a discount rate (WACC) of 9.7%, detailed on page 40 of this Report.

NOPs adjustments

The asset accounts considered as NOP and added to the value of IE Madeira's capital were: Taxes and Contributions Recoverable from Long Term, and Other Current and Non-Current Assets. The liability accounts classified as NOP and subtracted from the value of IE Madeira's capital were: Dividends Payable and Other Current and Non-Current Liabilities.

Exhibit 8.2: Mata de Santa Genebra Transmissão S.A. (MSG) - P&L (2020-2033)

Mata de Santa Genebra Transmissão S.A. (MSG) - In BRL million	*Historical Financial Information*			*Projected Financial Information*											
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	**399**	**468**	**298**	**225**	**428**	**437**	**439**	**432**	**436**	**440**	**443**	**444**	**444**	**441**	**437**
Construction Revenue	107	24	7	21	19	19	13	-	-	-	-	-	-	-	-
O&M Revenue	14	23	37	21	44	45	47	49	50	52	54	55	57	59	61
Remuneration of Financial Assets	334	504	253	183	365	373	379	383	386	388	389	389	387	382	376
Others	(56)	(82)	1	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(33)	(39)	(24)	(21)	(40)	(40)	(41)	(40)	(40)	(41)	(41)	(41)	(41)	(41)	(40)
Net revenue	**366**	**430**	**275**	**204**	**389**	**396**	**398**	**392**	**396**	**400**	**402**	**403**	**403**	**401**	**397**
Total costs	(128)	(76)	(35)	(38)	(57)	(58)	(55)	(44)	(46)	(47)	(49)	(50)	(52)	(54)	(55)
Industry charges	(2)	(3)	(1)	(2)	(5)	(5)	(5)	(5)	(5)	(5)	(6)	(6)	(6)	(6)	(6)
Operational costs	(25)	(45)	(22)	(17)	(35)	(36)	(38)	(39)	(40)	(42)	(43)	(44)	(46)	(47)	(49)
Cost of construction	(100)	(28)	(12)	(19)	(18)	(17)	(12)	-	-	-	-	-	-	-	-
EBITDA	**239**	**354**	**240**	**166**	**331**	**338**	**344**	**348**	**351**	**353**	**353**	**353**	**351**	**347**	**341**
Depreciation and amortization	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
EBIT	**239**	**354**	**239**	**166**	**331**	**338**	**344**	**348**	**351**	**352**	**353**	**353**	**351**	**347**	**341**
Financial Result	(92)	(162)	(138)	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**147**	**191**	**101**	**166**	**331**	**338**	**344**	**348**	**351**	**352**	**353**	**353**	**351**	**347**	**341**
Income tax and social contribution	(50)	(65)	(35)	(57)	(113)	(115)	(117)	(118)	(119)	(120)	(120)	(120)	(119)	(118)	(116)
Net profit	**97**	**126**	**67**	**110**	**219**	**223**	**227**	**229**	**231**	**233**	**233**	**233**	**232**	**229**	**225**

Source: Management/ EY

Exhibit 8.2: Mata de Santa Genebra Transmissão S.A. (MSG) - P&L (2034-2044)

Mata de Santa Genebra Transmissão S.A. (MSG) - In BRL million	*Projected Financial Information*										
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**
Gross revenue	430	420	407	390	369	342	310	272	226	172	29
Construction Revenue	-	-	-	-	-	-	-	-	-	-	-
O&M Revenue	63	65	67	69	72	74	76	79	82	84	29
Remuneration of Financial Assets	367	355	340	320	297	268	234	193	145	88	(0)
Others	-	-	-	-	-	-	-	-	-	-	-
Deductions	(40)	(39)	(38)	(36)	(34)	(32)	(29)	(25)	(21)	(16)	(3)
Net revenue	390	381	369	354	334	311	282	247	205	156	26
Total costs	(57)	(59)	(61)	(63)	(65)	(67)	(69)	(72)	(74)	(76)	(26)
Industry charges	(7)	(7)	(7)	(7)	(8)	(8)	(8)	(8)	(9)	(9)	(3)
Operational costs	(50)	(52)	(54)	(56)	(57)	(59)	(61)	(63)	(65)	(68)	(23)
Cost of construction	-	-	-	-	-	-	-	-	-	-	-
EBITDA	333	322	308	291	269	243	212	175	131	80	(0)
Depreciation and amortization	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
EBIT	333	322	308	291	269	243	212	175	131	80	(0)
Financial Result	-	-	-	-	-	-	-	-	-	-	-
EBT	333	322	308	291	269	243	212	175	131	80	(0)
Income tax and social contribution	(113)	(110)	(105)	(99)	(92)	(83)	(72)	(60)	(45)	(27)	-
Net profit	220	213	203	192	178	161	140	116	87	53	(0)

Source: Management/ EY

Exhibit 8.3: Mata de Santa Genebra Transmissão S.A. (MSG) - FCFF

Mata de Santa Genebra Transmissão S.A. (MSG) - In BRL million	*Historical Financial Information*			*Projected Financial Information*								
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Operating cash flow	110	207	218	226	234	241	249	258	266	275	284	293
(+) Gross revenue	169	349	368	382	394	407	421	435	449	464	479	495
(-) Indirect Tax	(12)	(25)	(26)	(27)	(28)	(29)	(30)	(31)	(32)	(33)	(34)	(35)
(-) Industry Charges	(2)	(5)	(5)	(5)	(5)	(5)	(5)	(6)	(6)	(6)	(6)	(6)
(-) Operacional Cost	(17)	(35)	(36)	(38)	(39)	(40)	(42)	(43)	(44)	(46)	(47)	(49)
(-) Expenses	-	-	-	-	-	-	-	-	-	-	-	-
(-) Direct tax FCFF	(38)	(79)	(83)	(86)	(89)	(92)	(95)	(98)	(102)	(105)	(109)	(112)
(+/-) Change in working capital	10	2	0	1	1	1	1	1	1	1	1	1
Capex	(19)	(18)	(17)	(12)	-	-	-	-	-	-	-	-
(+) Indemnification	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm (FCFF)	90	190	200	215	234	241	249	258	266	275	284	293

Mata de Santa Genebra Transmissão S.A. (MSG) - In BRL million	*Projected Financial Information*										
Cash Flow (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**
Operating cash flow	303	313	324	335	346	357	369	381	394	407	120
(+) Gross revenue	511	528	546	564	582	601	621	642	663	685	236
(-) Indirect Tax	(36)	(37)	(39)	(40)	(41)	(43)	(44)	(45)	(47)	(48)	(17)
(-) Industry Charges	(7)	(7)	(7)	(7)	(8)	(8)	(8)	(8)	(9)	(9)	(3)
(-) Operacional Cost	(50)	(52)	(54)	(56)	(57)	(59)	(61)	(63)	(65)	(68)	(23)
(-) Expenses	-	-	-	-	-	-	-	-	-	-	-
(-) Direct tax FCFF	(116)	(120)	(124)	(128)	(132)	(136)	(141)	(145)	(150)	(155)	(53)
(+/-) Change in working capital	1	1	1	2	2	2	2	2	3	3	(19)
Capex	-	-	-	-	-	-	-	-	-	-	-
(+) Indemnification	-	-	-	-	-	-	-	-	-	-	590
Free cash flow to the firm (FCFF)	303	313	324	335	346	357	369	381	394	407	710

Source: Management/ EY

Exhibit 9.1: GPC method

Generation - Selected financial information

Selected financial information	Net revenue (NR)				EBITDA			
	12 months ended		6 months ended		12 months ended		6 months ended	
Company	Dec/20	Dec/21	Jun/21	Jun/22	Dec/20	Dec/21	Jun/21	Jun/22
Madeira Energia S.A.	3,200,762	3,758,056	1,765,659	1,940,491	1,268,112	2,254,965	794,163	268,239
Chapecoense Geração S.A.	935,862	1,068,277	498,943	575,648	715,413	1,040,819	406,910	448,424
Empresa de Energia São Manoel S.A.	360,656	375,052	180,989	199,472	187,330	195,623	115,804	113,350
Teles Pires	792,973	833,258	401,902	427,963	292,496	354,288	190,290	150,031
Tijoá Participações e Investimentos S.A.	221,812	236,255	115,994	119,098	100,443	108,258	50,937	58,976
Enerpeixe S.A.	303,132	421,390	136,990	149,135	380,439	203,013	115,569	98,233
Serra do Facão Energia S.A.	402,091	384,502	187,644	200,212	297,502	304,528	111,259	124,143
Retiro Baixo Energética S.A.	73,240	70,221	34,924	37,324	50,697	51,384	25,618	51,308
Baguari Energia S.A.	72,565	76,527	-	7,795	59,583	78,502	-	6,738
Brasil Ventos Holding	52,865	78,663	32,921	40,385	(58,472)	48,865	23,939	29,968

Source: Management

Exhibit 9.2: GPC method

Generation - Valuation under the GPC Method

Market Approach	EV/NR			EV/NR			EV/EBITDA			EV/EBITDA			EV - Weighted
	LFY			LTM			LFY			LTM			
Company	Multiple	NR	Weight	Multiple	NR	Weight	Multiple	EBITDA[1]	Weight	Multiple	EBITDA[1]	Weight	BRL thousand
Madeira Energia S.A.	3.4x	3,758,056	16%	3.7x	3,932,888	24%	9.0x	2,254,965	24%	11.1x	2,638,563	36%	20,924,206
Chapecoense Geração S.A.	3.4x	1,068,277	20%	3.7x	1,144,982	20%	6.0x	855,400	30%	6.8x	896,914	30%	4,936,482
Empresa de Energia São Manoel S.A.	5.1x	375,052	0%	4.1x	393,535	0%	12.0x	189,804	0%	15.4x	188,432	100%	2,896,746
Teles Pires	5.1x	833,258	20%	4.1x	859,319	20%	12.0x	311,114	30%	15.4x	297,610	30%	4,038,787
Tijoá Participações e Investimentos S.A.	3.4x	236,255	20%	3.7x	239,359	20%	6.0x	108,258	30%	6.8x	116,297	30%	768,506
Enerpeixe S.A.	3.4x	421,390	20%	2.6x	433,535	20%	5.7x	203,013	30%	7.1x	185,677	30%	1,252,495
Serra do Facão Energia S.A.	3.4x	384,502	20%	3.7x	397,070	20%	6.0x	383,826	30%	6.8x	399,899	30%	2,059,418
Retiro Baixo Energética S.A.	5.1x	70,221	20%	3.7x	72,621	20%	12.0x	51,384	30%	6.8x	51,892	30%	415,788
Baguari Energia S.A.	3.4x	76,527	40%	0.0x	-	0%	6.0x	78,502	60%	0.0x	-	0%	383,921
Brasil Ventos Holding	5.1x	78,663	20%	4.1x	86,127	20%	12.0x	54,027	30%	15.4x	60,056	30%	621,374

Note:

(1) Adjusted EBITDAs were used for multiple valuation purposes. The adjustments made took into account non-recurrent results that have no cash effect, as well as

Source: Capital IQ/ Management/ EY Analysis

Exhibit 10.1: GPC method

Transmission - Selected financial information

Selected financial information	RAP[1]			EBITDA			
	12-month cycle			12 months ended		6 months ended	
Company	2020-2021	2021-2022	2022-2023	Dec/20	Dec/21	Jun/21	Jun/22
Belo Monte Transmissora de Energia SPE S.A.	629,565	680,302	760,584	734,685	799,402	402,290	403,762
Interligação Elétrica Madeira S.A.	552,512	597,022	667,060	386,484	856,814	431,187	506,654
Mata de Santa Genebra Transmissão S.A. - MSG	218,418	261,991	300,257	238,670	353,973	168,930	239,500
Parnaíba Transmissora de Energia S.A. - PTE	144,567	156,284	174,618	187,149	181,053	89,707	92,795
Triângulo Mineiro Transmissora S.A. - TMT	42,196	45,595	50,944	51,997	53,990	26,372	24,921
Goiás Transmissão S.A. - GOT	62,864	73,606	82,240	37,073	130,014	17,343	22,809
Transenergia Renovável S.A. - TER	64,585	69,788	77,975	28,546	46,050	9,741	8,986
MGE Transmissão S.A.	37,458	45,467	61,892	6,480	89,067	21,880	18,383
Transenergia São Paulo S.A. - TSP	21,721	24,570	27,452	14,990	34,147	4,574	7,022
Caldas Novas Transmissão S.A. - CNT	5,056	5,895	6,586	3,449	11,643	2,739	4,115
Lago Azul Transmissão S.A. - LAZ	4,355	4,705	5,257	3,563	6,829	3,083	3,779
Vale do São Bartolomeu Transmissora de Energia S.A. - VSB	39,133	42,286	47,247	21,361	32,075	11,641	20,726
Transenergia Goiás S.A. - TGO	13,157	14,292	15,969	10,137	16,932	(428)	10,071

Note:

(1) Annual Allowed Revenue

Source: Management

Exhibit 10.2: GPC method

Transmission - Valuation under the GPC Method

Market Approach	EV/RAP			EV/RAP			EV/EBITDA			EV/EBITDA			EV - Weighted
	LTM			LTM + 1			LFY			LTM			BRL thousand
Company	Multiple	RAP	Weight	Multiple	RAP	Weight	Multiple	NOR	Weight	Multiple	NOR	Weight	
Belo Monte Transmissora de Energia SPE S.A.	10.8 x	680,302	16%	9.7 x	760,584	64%	5.0 x	799,402	4%	5.3 x	800,873	16%	6,716,758
Interligação Elétrica Madeira S.A.	10.8 x	597,022	16%	9.3 x	667,060	64%	5.1 x	856,814	4%	5.6 x	932,281	16%	6,013,624
Mata de Santa Genebra Transmissão S.A. - (MSG)	11.0 x	261,991	16%	9.3 x	300,257	64%	5.1 x	353,973	0%	5.6 x	424,543	20%	2,727,294
Parnaíba Transmissora de Energia S.A. - PTE	10.8 x	156,284	16%	9.3 x	174,618	64%	4.8 x	181,053	4%	5.6 x	184,141	16%	1,509,258
Triângulo Mineiro Transmissora S.A. - TMT	10.8 x	45,595	16%	9.3 x	50,944	64%	4.9 x	53,990	4%	5.3 x	52,539	16%	436,940
Goiás Transmissão S.A. - GOT	11.0 x	73,606	16%	9.3 x	82,240	64%	5.1 x	130,014	4%	5.6 x	135,460	16%	767,895
Transenergia Renovável S.A. - TER	10.8 x	69,788	16%	9.3 x	77,975	64%	5.1 x	46,050	4%	5.3 x	45,295	16%	632,279
MGE Transmissão S.A.	11.0 x	45,467	16%	10.7 x	61,892	64%	5.1 x	89,067	4%	5.3 x	85,570	16%	593,636
Transenergia São Paulo S.A. - TSP	11.0 x	24,570	16%	9.3 x	27,452	64%	5.1 x	34,147	4%	5.6 x	36,595	16%	246,676
Caldas Novas Transmissão S.A. - CNT	11.0 x	5,895	16%	9.3 x	6,586	64%	5.1 x	11,643	0%	5.6 x	13,019	20%	64,254
Lago Azul Transmissão S.A. - LAZ	10.8 x	4,705	16%	9.3 x	5,257	64%	5.1 x	6,829	4%	5.6 x	7,525	16%	47,572
Vale do São Bartolomeu Transmissora de Energia S.A. - VSB	10.8 x	42,286	16%	9.3 x	47,247	64%	5.1 x	32,075	4%	5.6 x	41,160	16%	397,718
Transenergia Goiás S.A. - TGO	10.8 x	14,292	16%	9.3 x	15,969	64%	5.1 x	16,932	4%	5.6 x	26,833	16%	147,293

Source: Capital IQ/ Management/ EY Analysis

Exhibit 11.1: Financial information of GPCs

Generation

Financial information of comparable companies	Revenue growth (%)		EBITDA growth (%)		EBITDA margin (%)	
Comparable companies	LFY	LTM	LFY	LTM	LFY	LTM
Alupar Investimento S.A.	-14.76%	-23.69%	12.97%	1.64%	74.64%	77.37%
CPFL Energia S.A.	26.90%	26.03%	34.42%	38.51%	22.43%	25.02%
Engie Brasil Energia S.A.	2.30%	-4.35%	8.52%	4.97%	52.45%	57.76%
Centrais Elétricas Brasileiras S.A. - Eletrobrás	29.35%	29.99%	84.36%	57.83%	69.48%	63.83%
Empresa Metropolitana de Águas e Energia S.A.	18.32%	17.49%	-52.68%	-66.96%	14.82%	8.19%
Rio Paranapanema Energia S.A.	-7.19%	4.83%	-71.50%	-66.46%	33.10%	36.77%
Neoenergia S.A.	34.94%	31.26%	55.82%	52.24%	23.90%	26.90%

Source: Capital IQ

Exhibit 11.1: Financial information of GPCs

Generation

Comparable Companies	Identifier	Beta	Debt/Equity	Taxes	Unleveraged Beta
CPFL Energia S.A.	BOVESPA:CPFE3	0.76	66.55%	24.68%	0.51
Companhia Paranaense de Energia - COPEL	BOVESPA:CPLE6	0.85	59.09%	24.86%	0.59
Engie Brasil Energia S.A.	BOVESPA:EGIE3	0.60	57.75%	19.06%	0.41
AES Brasil Energia S.A.	BOVESPA:AESB3	0.73	50.50%	40.00%	0.56
Centrais Elétricas Brasileiras S.A. - Eletrobrás	BOVESPA:ELET6	0.88	86.25%	28.08%	0.54
Companhia Energética de Minas Gerais	BOVESPA:CMIG4	0.93	56.06%	22.37%	0.65
Average		0.79	62.70%	26.51%	0.54
Median		0.80	58.42%	24.77%	0.55

Source: EY based on Data from S&P Capital IQ, 2-year weekly series

Exhibit 11.2: Financial information of GPCs

Transmission

Financial information of comparable companies	Revenue growth (%)		EBITDA growth (%)		EBITDA margin (%)	
Comparable companies	LFY	LTM	LFY	LTM	LFY	LTM
Transmissora Aliança de Energia Elétrica S.A.	-2.51%	-11.16%	12.61%	3.02%	76.84%	80.22%
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	49.72%	47.65%	3.55%	1.40%	71.48%	65.01%

Source: Capital IQ

Exhibit 11.2: Financial information of GPCs

Transmission

Comparable Companies	Identifier	Beta	Debt/Equity	Taxes	Unleveraged Beta
Transmissora Aliança de Energia Elétrica S.A.	BOVESPA:TAEE11	0.57	54.72%	16.23%	0.39
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	BOVESPA:TRPL4	0.58	32.44%	20.00%	0.46
Afluente Transmissão de Energia Elétrica S.A.	BOVESPA:AFLT3	0.60	0.11%	40.00%	0.60
Average		0.60	50.21%	25.53%	0.44
Median		0.60	54.72%	24.46%	0.39

Source: EY based on Data from S&P Capital IQ, 2-year weekly series


EY
Building a better
working world



Centrais Elétricas Brasileiras S.A

Valuation of the total shareholder's equity of Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, as of 30 June, 2022

November 23, 2022

EY
Building a better working world

Ernst & Young Assessoria Empresarial Ltda.
Av. Presidente Juscelino Kubitschek, 1909 North Tower - 10º floor
04543-011 - São Paulo - SP
Telephone: +55 11 2573-3000
www.ey.com.br

Centrais Elétricas Brasileiras S.A - Eletrobras
Rua da Quitanda, no 196, Centro
Zip Code 20091-005
Rio de Janeiro - RJ - Brazil

Centrais Elétricas Brasileiras S.A ("Eletrobras")

November 23, 2022

As requested by Centrais Elétricas Brasileiras S.A ("Eletrobras"), Ernst & Young Assessoria Empresarial Ltda. (hereinafter referred as "EY") is pleased to present the following report ("Report") covering the valuation analysis of the total shareholders' equity of Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil (hereinafter referred as "CGT Eletrosul" or "Company"), Eletrobras' direct subsidiary, as of 30 June 2022 (the "Valuation Date").

We understand that Eletrobras' management ("Management") will use this Report as a support to Eletrobras and CGT Eletrosul's shareholders in the context of the approval of the Corporate Reorganization Proposal, regarding the merger, by Eletrobras, of 100% of CGT Eletrosul share ("Merger of CGT Eletrosul Shares"), in compliance with the requirements of Articles 137, 252 and 264 of Brazilian Law 6.404/76 ("Brazilian Corporate Law"). Additionally, the results presented herein will not be used to define the share exchange ratio between Eletrobras and CGT Eletrosul, a ratio that will be presented and justified in the Operation Protocol. We highlight that this Report has the sole purpose of compliance with Brazilian Corporate Law and should not be relied on for any other purpose. This English Report is a free translation of the Portuguese Report.

This Report includes the objective, scope, procedures, and methodologies used, as well as the market and operational assumptions that were considered in the calculation of the estimate of the Company's fair value.

Our estimate of value should not be considered as a fairness opinion or as an advice or recommendation to carry out a transaction involving CGT Eletrosul or Eletrobras, or about the conditions of any transaction that may occur, or used for equity and debt funding, or any other purpose other than the compliance with the Brazilian Corporate Law. We understand that the final decision on any transaction involving Eletrobras, and on the conditions of an eventual restructuring of the Company, will be the responsibility of CGT Eletrosul and Eletrobras' management and shareholders.

It is important to emphasize that we did not independently investigate, nor was any due diligence applied to the information provided by Management. As mentioned in our contract, our analysis is subject to the general limitations described in this Report. We assume that Management has consistently analyzed the factors that may impact the projections presented, as well as has not omitted any relevant information, which could significantly impact the result of our work.

We appreciate the opportunity to provide valuation services to Eletrobras and we remain at your disposal for any further assistance.

Carolina S. Rocha
Partner - Corporate Finance

Rafael Max
Partner - Corporate Finance

Index



1 Executive summary

1.1 Context

Merger of Shares

As part of the restructuring process of Eletrobras after the privatization, Management plans to perform the merger of shares of its subsidiaries Furnas, Chesf, Eletrosul and Eletronorte (together referred to as "Subsidiaries") and turn them into its wholly-owned subsidiaries.

The process of the merger of shares must follow the requirements of article 252 and 264 of the Brazilian Corporate Law.

In accordance with article 264, *"In the merger of a controlled corporation into its controlling corporation, the justification presented to the Extraordinary General Shareholders' Meeting (EGM) of the controlled corporation shall contain, in addition to the information required by Articles 224 and 225, a calculation relating to the share exchange ratio of shares owned by the noncontrolling shareholders of the controlled corporation, based on the net value of the shares of both the controlling and controlled corporations, the assets and liabilities of both corporations being valued according to the same criteria and on the same date, at market prices, or according to other criteria indicated by the Brazilian Securities Commission (CVM) for publicly-held corporations."*

For the purposes of this Report, the valuation of the total shareholders' equity was considered as the other criteria to assess the value of the shares of both the controlling and controlled corporations.

Corporate Structure

Pre-restructuring corporate structure


Eletrobras
99.56%
99.58%
99.89%
99.66%
Furnas
Chesf
Eletrosul
Eletronorte
78.01% Common
21.99% Preferred
Shareholders
96.86% Common
3.14% Preferred
Shareholders
100% Common
Shareholders
100% Common
Shareholders

Post-restructuring corporate structure


Eletrobras
Eletrobras Shareholders
Merger of shares
Furnas
Chesf
Eletrosul
Eletronorte
78.01% Common
21.99% Preferred
Shareholders
96.86% Common
3.14% Preferred
Shareholders
100% Common
Shareholders
100% Common
Shareholders

1.1 Context

Company Description

CGT Eletrosul operates in the generation, transmission, and sale of electricity in the region of the Federal District and the states of São Paulo, Minas Gerais, Rio de Janeiro, Espírito Santo, Rio Grande do Sul, Santa Catarina, Paraná, Goiás, Mato Grosso, Mato Grosso do Sul, Pará, Tocantins, Rondônia, Ceará, and Bahia. The energy is sold to distributors, traders and in the free market all over the country. CGT Eletrosul holds several electric concessions, in the generation and transmission segments.

CGT Eletrosul's generation complex has 7 hydroelectric plants, 5 of which are proprietary, 1 in partnership with other companies, 2 in participation in Specific Purpose Companies (SPEs) and 1 is a temporary concession. It also owns 1 thermoelectric plants and 6 wind power generation complex. These projects total more than 826 MW of installed capacity. See pages 17 and 18 for asset details.

In addition to the assets registered at the corporate level, CGT Eletrosul has in investments in hydroelectric, thermoelectric and wind power plants, totaling 25 companies in which it has an interest. Refer to page 7 for details on the Company's corporate organization structure.

Objective

The purpose of this work is to present the valuation analysis of CGT Eletrosul and its Invested Companies, as of the Valuation Date, in order to support Management and the shareholders in the context of the corporate restructuring process that will involve the merger of CGT Eletrosul's shares by Eletrobras.

Scope of work

- Discussion with Eletrobras executives and employees.
- Obtaining and analyzing historical and projected financial information from the Company and its Invested Companies;
- Analysis of the market in which CGT Eletrosul and its Invested Companies are inserted;
- Calculation of discount rates that adequately reflect the risks inherent to the sector, these rates being used to bring the cash flows of the respective assets to their present value;
- Analysis of comparable companies to obtain operational parameters and market multiples;
- Development of valuation models based on the methods of Discounted Free Cash Flow (DCF), Market Cap, or Guideline Public Companies (GPCs). Page 8 presents details on the methodologies used;
- Estimate of the Fair Value of the Company and its Invested Companies as described above;
- Preparation of the report containing the description of the methodologies used, assumptions adopted and value estimates.

1.2 Corporate structure


CGT Eletrosul¹
20.00%
ESBR - Energia Sustentável do Brasil S.A. (UHE Jirau)
78.00%
Livramento Holding S.A.
100%
Eólica Cerro Chato IV S.A.
Eólica Cerro Chato V S.A.
Eólica Cerro Chato VI S.A.
Eólica Cerro dos Trindade S.A.
Eólica Ibirapuitã S.A.
24.72%
Teles Pires Participações S.A. (TPP)
99.10%
Companhia Hidrelétrica Teles Pires (CHTP)
Wind Power Generation
Hydroeletric Power Generation

[1] Includes the concession contracts held directly by CGT Eletrosul, at the Parent Company level. For details of assets, refer to pages 17 and 18.

1.3 Methodology of valuation

Selected Valuation methodologies

In assessing the value of a company, three different approaches can be applied: Income Approach, Market Approach and Cost Approach. Each of these approaches can be considered as a valuation methodology, but the nature and characteristics of the company will indicate which approach or approaches are the most applicable. For the purpose of this work, we selected, according with the applicability and materiality, the Income Approach (Discounted Cash Flow - DCF) and the Market Approach (Guideline Public Companies Method, Market Capitalization or Transaction Value) to estimate a fair value indication of CGT Eletrosul and the Invested Companies.

In general, the Cost Approach was not used since it does not properly capture the nature of the Company and its investee companies and their ongoing operations.

For the application of valuation methodologies, the value standard adopted was Fair Value. Fair Value is defined by IFRS 13 and CPC 46[1] as *"The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."*

Note:

1. Brazilian Accounting Standards Committee - Fair ValueMeasurement

Criteria for the application of valuation methodologies

The DCF Methodology was selected for the valuation of CGT Eletrosul (Parent Company) and the closely held Invested Companies in which the book value of the investment on the Valuation Date was equal to or higher than BRL 278 million, based on the level of accounting materiality of Eletrobras, in accordance with the Sarbanes-Oxley Act. Additionally, the additional criteria for the applicability of this methodology were the access to detailed and reliable prospective financial and operating information provided by Management, for the Company and each of the Invested Companies.

For publicly-traded companies, for which the book value of the investment on the Valuation Date was equal to or higher than BRL 278 million, the Market Cap methodology was applied, provided that the stock met the following liquidity criteria on the valuation date: (i) Be part of some performance indicator of the shares traded at B3[2], or meet the following two criteria, simultaneously; (ii) Present a daily traded volume within the range of the traded volumes of the shares integrating B3's performance indicators; and (iii) Present a free float above 25%.

For assets that have gone through a privatization process, another transaction, or are in the process of being sold, in the last 12 months, the fair value was assumed to be equivalent to the transaction value or purchase offer value.

The Guideline Public Companies Method (GPCM) was used for all companies within the scope of valuation. For companies already assessed using the DCF method, Market Cap, or Transaction Value, this methodology was used as reasonableness analysis for the estimated values. For the other companies, this method was adopted as the primary method of valuation.

[2] Brazil Stock Exchange

Methodology		Description
Income	Discounted Cash Flow	It measures the value of an asset or business by the present value of the net economic benefit (cash receipts minus cash expenses) to be received over its useful life.
Market	GPCM	Market Approach methodologies measure the value of an asset or business based on how much other buyers in the market have paid for the assets being valued or for assets or businesses that can be considered reasonably like those being valued.
	Market Cap	

1.4 Value conclusion

Summary of values (in millions of BRL)	
Entreprise Value | CGT Eletrosul - Parent Company	9,720
Non-operational assets (liabilities)	532
Net Cash (Net Debt)	(3,333)
Equity Value | CGT Eletrosul - Parent Company	6,919
Equity Value of Invested Companies	1,883
Equity Value | Consolidated	8,802

Value per share	Amount (thousand)	Unit Value
Common	482,568,907	BRL 0.018

Fonte: EY / Management

Invested Companies	% Share	Fair Value
Energia Sustentável do Brasil S.A. (UHE Jirau)	20.00%	1,495
Teles Pires Participações S.A. (TPP)	24.72%	384
Livramento Holding	78.00%	4
Total		1,883

The Company's fair value, consolidated, represents the fair value of CGT Eletrosul Parent Company plus the fair value of its Invested Companies, as described throughout this Report.

This estimate of value does not consider possible contingencies, insufficiencies, or supervening assets or liabilities that are not recorded in the Company's equity position, as provided by Management. Because of this, the results presented do not consider their effect, if any.

Conclusion

Based on the information analyzed, the assumptions, and the limitations described in this Report, our valuation resulted in a fair value estimate of BRL 8,802 million for 100% of CGT Eletrosul' shareholders' equity as of 30 June 2022.



2

Market analysis

11 Industry overview

2.1 Industry overview

The global energy market

The global energy market is composed of large companies with a high degree of verticalization, where few countries are self-sufficient in their production, and even Japan and the United States, considered developed countries, annually import significant amounts of energy.

The global power sector has undergone a considerable change in its composition, a trend that should continue in the medium and long term. Among the highlights, between the years 1990 and 2020, the retraction of the participation of coal-fired generation and the expansion of the participation of natural gas, wind and solar energy are the most evident movements. As for the other segments, although they have not presented significant changes in their participation, nuclear and hydraulic generation have maintained a substantial representation in the composition of the world's energy matrix. Thus, the main energy sources in the world are, respectively: coal (33.8%), natural gas (22.8%), hydro (16.8%), nuclear (10.1%), solar and wind (9.5%), oil (4.4%) and other renewables (2.7%).

According to the IEA (International Energy Agency), after falling by about 1% in 2020, global electricity demand is set to grow again in 2021, outpacing the increase in low-emission generation, even in another record year for renewables. This is leading to increased output from coal-fired power plants to meet demand, especially in Asia. Natural gas demand is expected to recover more quickly, driven mainly by an increase in industrial use.

Brazilian energy market

The Energy Sector in Brazil is composed of different industries and types of power plants, depending on the type of energy resource used for generation. Most of the power generation is concentrated in hydraulic sources due to Brazil's geo-climatic characteristics, for its territorial extension, hydrographic basins and different rainfall regime for each region. The hydraulic matrix represented 63.8% of electricity generation in the country in 2020. The natural gas, wind and biomass-based electric energy matrices had similar participation in 2020, varying between 8.6% and 9.2%. In recent years, the two big highlights in terms of growth rate were the wind and solar generation segments, with the latter only starting to have some relevance in Brazilian electricity generation in 2017, but with exponential growth and good prospects since then.

Such an important and strategic sector for the Brazilian economy is regulated by government agencies responsible for energy policy and centralized operation. The role of the National Electric Energy Agency (ANEEL), the National Electric System Operator (ONS), and the Electric Energy Trading Chamber (CCEE) are highlighted in this performance. In Brazil, the energy sector is composed of energy generation, transmission, and distribution companies, and there are also the so-called energy traders that intermediate contracts for the purchase and sale of electricity.

The Brazilian energy sector is composed of important companies of national and foreign capital. In recent years there has been an expansion of electricity generation in Brazil, with greater diversification of generating sources, with wind and solar generation gaining market share. The hydroelectric and thermoelectric plants remain as the main sources of energy in the country and the largest companies in the sector (according to installed capacity) are: Eletrobras, Engie, Itaipu, Petrobras, CGT, Copel, Cemig, CPFL, Enel and AES.

2.1 Industry overview

Generation

In Brazil, most of the energy generation is concentrated in hydraulic sources, due to the country's geo-climatic characteristics, for its territorial extension, hydrographic basins and differentiated rainfall regime for each region. Water constitutes the most important energy resource, characterizing an important source of renewable energy in Brazil, in view of the country's great hydraulic potential. Hydroelectric power is the obtaining of electrical energy by harnessing the hydraulic potential of a river. The energy efficiency of hydroelectric plants is quite high, around 95.0%. Important hydrographic basins with utilization by the energy sector in the country are those of the São Francisco and Paraná rivers. The North region is also highlighted by its great potential for electricity generation through hydroelectric plants.

Energy Consumption is directly related to the performance of economic activity. Between the period from 2007 to 2021, the average annual growth rate was 2.1%, increasing consumption from 377,030 GWh to 500,209 GWh, a total expansion close to 32.7%. It is worth noting that the period was marked by the subprime crisis and by the recession in the domestic market, reducing energy consumption and the annual average for the period. The main segments demanding energy in 2020 in Brazil are, by relevance, the industrial segment (36.3%), followed by the residential (30.2%), commercial (17.4%) and others (16.1%).

According to the National Electric System Operator (ONS), electricity generation in the National Integrated System (SIN) in 2021 totaled 602.0 thousand GWh (including hydro, nuclear and conventional thermal, wind and solar energy), which meant a 5.2% growth compared to the same period of the previous year, due mainly to the strong growth in wind and hydro power generation.

In January 2022, the generation of electric energy in the National Integrated System (SIN) totaled 53.7 thousand GWh, which meant an expansion of 1.0% in relation to the same period in 2021. The segment that presented the greatest retraction in the period was thermal, with -27.2%, followed by wind power, with -18.7%. However, the segments that showed the highest growth in the period were, respectively: solar 59.8% and hydraulic 10.9%.

For 2022, Lafis projects an expansion of 1.2% in the consumption and 1.8% in the generation of electric energy. For this scenario were considered, the maintenance of the growth of the electric energy free market, the recovery of the commercial consumption, and the maintenance of the growth trend in the residential segment.

Also, according to Lafis, the three-year period from 2023 to 2025 will be a period of resumed economic growth interrupted by the Covid-19 crisis. Considering that there is a resumption of the economic agents' confidence, a fertile ground for sector expansion can be observed. Thus, considering the scenario described above, Lafis has projected an average growth of 2.8% in the generation and 2.5% in the consumption of electric energy, reaching in 2025 a level of 688 thousand GWh and 560.5 thousand GWh, respectively.

Total energy generation in Brazil - EPE (GWh)


1,4%
-1,4%
5,2%
1,2%
2,8%
2,7%
2,4%
2,5%
593.638
584.413
601.976
613.000
633.000
651.000
669.000
688.000
2019
2020
2021
2022 (P)
2023 (P)
2024 (P)
2025 (P)
2026 (P)
Generation
Growth

Source: Ministry of Mines and Energy/EPE/ONS/COMEX/ANEEL. Estimate and projections: Lafis/April 2022

2.1 Industry overview

Generation and Marketing

Electricity generation by hydraulic source in Brazil - (GWh) - (%)


5,9%
-2,6%
7,3%
-0,4%
359.743
380.911
370.906
397.877
396.327
2016
2017
2018
2019
2020
Hydraulics
Growth

Number of Suppliers and gross margin - (%)


19% 18% 24% 20% 19% 19% 10% 9% 8% 6% 5% 5% 5% 5%
48 684 55 653 70 666 93 940 113 1101 147 1587 151 1805 163 1864 171 1826 191 4062 219 5013 270 5819 341 7057 420 8670
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Number of retailers
Gross margin trade
ACL Consumers (Free+special)

According to ANEEL, 67% of the energy generated in the country in 2021 and 62.48% of the installed capacity came from plants powered by the force of rivers. In Brazil today there are 739 hydroelectric generating plants (CGHs), 425 small hydroelectric plants (PCHs) and 219 hydroelectric power plants (UHEs), which are responsible for 109.3 gigawatts (GW) of installed capacity in operation. Three of the plants in the country are among the ten largest on the planet - Itaipu Binacional (14,000 MW, shared between Brazil and Paraguay), Belo Monte (11,233 MW) and Tucuruí (8,370 MW). In 2020, the energy generated in Brazil from hydraulic sources was 415,483 GWh. It is worth noting that energy generated from water is renewable and guarantees a secure supply, but the high dependence on hydropower subjects the system to vulnerability in the generation of energy during periods of low rainfall. Thus, the reduction of rainfall in some regions can lead to increased costs for the generators that operate hydroelectric plants.

During the last few years, the power trading segment has grown significantly, both in volume of energy traded and in number of new entrants.

Period from 2017 to 2020 was marked by the entry of generation projects in the ACL with low break-even price (more favorable exchange rate and capex) with lower prices charged for sale to end customers.

According to CCEE, commercial relations in the current model of the Brazilian electricity sector are established in the Regulated Contracting Environment (ACR) and in the Free Contracting Environment (ACL). In the Short-Term Market, the differences between the amounts generated, contracted and consumed are accounted for and settled.

2.1 Industry overview

Distribution

The electric power distribution sector in Brazil is fully regulated and is characterized by the need for large investments in view of the size of the country and the territorial dispersion of its population. In this context, this regulation is important to ensure that supply is increasingly adjusted to specialized demand.

The regulatory mechanisms for distribution companies are basically: the periodic tariff review, calculated using the asset base provided by the distributor and the return on capital; and the annual tariff adjustment, which is basically a monetary correction of the practiced tariffs, less a factor of expected efficiency gain, the so-called X Factor.

The current model also determines that the purchase of electricity by the distributors in the ACR always occurs by means of auctions, observing the criteria of lowest tariff and aiming to reduce the cost of electricity acquisition to be passed on to the consumers' tariff.

In 2020, electricity consumption in Brazil showed a retraction compared to 2019 in all segments, except for the residential segment. The drop in consumption is related to the effects on economic activity caused by the Covid-19 crisis that severely affected energy consumption, especially in the second quarter of the year, considering the social distancing policies to combat the virus, and to the lower use of air conditioning in 2020, considering that temperatures were milder at the beginning of this year.

Lafis considers in its economic scenario that the three-year period from 2024 to 2026 will be a period of continued economic growth that was interrupted by the Covid-19 crisis. If the confidence of economic agents is restored, there is fertile ground for sector expansion.

According to the Distribution Development Plan (PDD), between 2021 and 2023, BRL49.2 billion will be invested in electricity distribution in Brazil, of which BRL32.64 billion will be for network expansion, BRL18.27 billion for improvement, and another BRL9.4 billion for renovation.

In the triennium, considering the categories of electricity consumption, what is expected is a generalized growth, with a better level of industrial, commercial and residential activity, in line with macroeconomic indicators, especially indicators of income, employment, interest and aggregate production.

Thus, considering the scenario described above, Lafis projected an average growth of 2.8% in electricity generation and 2.5% in consumption, reaching a level of 686 thousand GWh and 558.5 thousand GWh in 2026, respectively.

National Consumption of Electric Energy-EPE (GWh)-(Variation)


1,40%
-1,40%
5,20%
1,20%
2,40%
2,70%
2,40%
2,50%
2019
2020
2021
2022 (P)
2023 (P)
2024 (P)
2025 (P)
2026 (P)

2.1 Industry overview

Transmission

National Electricity Transmission Market (in USD billions) - 2021 - 2026


2026 (P) 104
2025 (P) 102
2024 (P) 100
2023 (P) 98
2022 95
2021 89

Source: Global Market Model

Annual Allowed Revenue (in BRL billions) - 2015 to 2023


2022-2023 40
2021-2022 32
2020-2021 31
2019-2020 26
2018-2019 24
2017-2018 24
2016-2017 14
2015-2016 12

National electric power transmission sector

Electricity transmission is responsible for transporting large volumes of electricity from the generating units to the distributors, operating lines with voltage higher than 230 thousand volts. In Brazil, since 2010, the transmission lines have expanded significantly, reaching 172,864 kilometers by 2022, which represents an average annual expansion of 5.0% per year. This service is offered by independent companies, which through transmission auctions acquire the right to install and operate substations and transmission lines.

The expansion of the National Interconnected System (SIN) is planned based on the Programa de Expansão da Transmissão de Energia Elétrica - PET, prepared by the Empresa de Pesquisa Energética ("EPE"), covering a five-year horizon, and on the Plano de Ampliação e Reforços da Rede Básica - PAR, developed annually by ONS, for a three-year period. These plans show the transmission lines and substations that will be built or reinforced to provide better electricity transmission services through the Basic Grid.

Transmitters sign contracts with generating agents, distributors, transmitters and with the National Operator of the Electric System (ONS), responsible for managing the transmission services in Brazil, which includes remunerating the transmitters through the Allowed Annual Revenue - RAP. The load forecast data for the Annual Energy Operation Planning - 2022 Cycle (2022-2026). For the period 2022-2026, the expectation is an average load growth of 3.4% per year. In 2022, the projection is for a 2.7% increase, considering a 1.3% increase in the Gross Domestic Product - GDP.

In the year 2022, the value of the Brazilian market in the electric power sector was $95.0 billion, with a progression of 6.8% in relation to the previous year. The growth is justified by the recovery of electricity generation and consumption after the critical period of the Covid-19 crisis.

The BRL 7.85 billion increase in revenue in the 2022-2023 cycle can be explained by the readjustment index foreseen in the concession contracts, the expansion of the transmission system, with 23 new contracts coming into operation, and the improvements authorized. Also in this group are the effects of the concessionaires' revenue reviews.

Source: Agência Nacional de Energia Elétrica (ANEEL), Empresa de Pesquisa Energética (EPE)



3

Valuation Analysis of CGT Eletrosul | Parent Company

3.1 Overview

CGT Eletrosul | Parent Company

BRL 1.95 bi

Net Revenue as of June 30, 2022

BRL 770 m

Earnings Before Interest and Taxes as of June 30, 2022

BRL 8.9 bi

Shareholders' Equity as of June 30, 2022

826 MW

Installed generation capacity - Own plants+partnership

Registered Assets – Energy Generation | Parent Company Level

CGT Eletrosul has 5 hydroelectric power plants, 1 thermoelectric power plant and 6 wind power in operation, whose concessions are 100% owned by CGT Eletrosul (Parent Company Level), besides 1 shared hydroelectric plant. The list of generation assets considered at the Parent Company Level is presented below:

Power Plant	Installed capacity (MW)	Physical guarantee (MWavg)	Concession end date
Hydroelectric power plants			
Passo São João	77	41.1	May/46
São Domingos	48	36.4	Aug/39
Barra do Rio Chapéu	15	8.6	May/38
João Borges	19	10.1	Sep/39
Cachoeira Branca	1	-	Aug/39
Shared hydroelectric plants (partnership)			
Governador Jayme Canet Júnior (Consórcio Cruzeiro do Sul)	178	96.9	May/47
Wind power plants			
Cerro Chato I	30	11.3	Aug/45
Cerro Chato II	30	11.3	Aug/45
Cerro Chato III	30	11.3	Aug/45
Coxilha Seca	30	13.2	May/49
Capão do Inglês	10	4.5	May/49
Galpões	8	3.5	May/49
Thermoelectric power plants			
Candiota III (phase C)	350	262.4	Dec/24

Source: Financial Statements/ Management

Based on the information provided by Management, no new capacity expansion projects were considered during the projection period, nor were the renewal of concessions that had not been contracted.

3.1 Overview

CGT Eletrosul | Parent Company

12 contracts

CGT Eletrosul exclusive concession contracts

12.4 thousand km

Extension of CGT Eletrosul's own transmission network

Registered Assets - Transmission | Parent Company Level

CGT Eletrosul has 12,421 km of transmission lines. The transmission concession contracts of CGT Eletrosul (Parent Company Level) are detailed below:

Contract	Transmission line	State	Concession Period
008/2014	SE 230/138 kV Ivinhema 2, 2 x 150 MVA	SC	30 years
007/2014	LT 230 kV Santo Ângelo - Maçambara; LT Pinhalzinho - Foz do Chapecó C1; LT Pinhalzinho - Foz do Chapecó C2; SE 230/138 kV Pinhalzinho, 3 x 150 MVA; SE 230/138 kV Santa Maria 3, 2 x 83 MVA (novo pátio)	RS/SC	30 years
004/2012	LT Nova Santa Rita - Camaquã 3, CS, 230 kV; LT Camaquã 3 - Quinta, CS, 230 kV; LT Salto Santiago - Itá, C2, CS, 525 kV; LT Itá - Nova Santa Rita, C2, CS, 525 kV; SE Camaquã 3, 230/69/13,8 kV, 2x83 MVA	PR/SC/RS	30 years
002/2011	SE Foz do Chapecó	RS	30 years
012/2010	LT Monte Claro - Garibaldi	RS	30 years
011/2010	SE Ijuí 2; SE Nova Petrópolis 2; SE Lajeado Grande; SE Caxias 6	RS	30 years
005/2009	SE Missões - 230/69 kV (150 MVA)	RS	30 years
004/2008	LT P. Médici - Santa Cruz 1 230kV	RS	30 years
005/2006	LT Campos Novos - Pólo 525kV	SC, RS	30 years
010/2005	LT Campos Novos - Blumenau C2	SC	30 years
004/2004	LT Salto Santiago - Ivaiporã - Cascavel Oeste	PR	30 years
057/2001	Several projects	SC, MS, PR, RS, SP	30 years

Source: Financial Statement/ ANEEL Transmission Contracts

Based on the information provided by Management, no new capacity expansion projects were considered during the projection period, nor were the renewal of concessions that had not been contracted.

3.2 Historical financial information

CGT Eletrosul Parent Company IS (thousands of BRL)[1]	Dec/20	Dec/21	Jun/22
Gross Revenue	2,988,351	3,660,323	2,154,146
Sales tax	(342,370)	(353,535)	(204,675)
Net Revenue	2,645,981	3,306,788	1,949,471
Operating Costs	(1,808,820)	(1,636,888)	(916,406)
Gross Profit	837,161	1,669,900	1,033,065
General and administrative expenses	(1,197,875)	(1,165,002)	(262,806)
Other (revenue) expenses	676,301	238,840	-
EBIT	315,587	743,738	770,259
Equity equivalence result	(64,277)	(8,328)	(16,745)
Financial expenses	(322,583)	(298,473)	(32,274)
EBT	(71,273)	436,937	721,240
Income tax and social contribution	1,948,641	(145,495)	(226,390)
Net Income	1,877,368	291,442	494,850

Financial Indicators	Dec/20	Dec/21	Jun/22
Growth of NR	n/a	25.0%	17.9%
EBIT Margin	11.9%	22.5%	39.5%
EBT Margin	-2.7%	13.2%	37.0%

Source: Financial Statements/ Management
[1] Adjustments were made to some accounts in the audited financial statements for presentation and margin calculation purposes.

Summary of historical financial information

Management provided CGT Eletrosul's information on the Valuation Date, which was analyzed with the purpose of understanding the trends of the Company's operating indicators.

Income Statement ("IS")

CGT Eletrosul's net revenue in December 2021 increased by 25.0% compared to 2020, mainly due to the variation of inflation indicators (IPCA and IGP-M) to update corporate revenues related to transmission concessions, in addition to an increase in energy supply revenues, which include the commercialization of energy purchased by contracts signed with Eólicas Hermenegildo I, II, III and Chuí IX, Centrais Elétricas do Norte do Brasil S.A. (Eletronorte), as well as PPAs signed with the SPEs Energia Sustentável do Brasil S.A (UHE Jirau) and Companhia Hidrelétrica Teles Pires S.A. (UHE Teles Pires).

In the same period, operating costs reduced by 9.5%, which was eventually offset by a 64.7% reduction in "Other revenues" related to the remeasurement of the contractual transmission asset for RBSE. While in 2020 such remeasurement generated a positive impact of BRL 676 thousand on CGT Eletrosul's results, in 2021 this impact decreased to BRL 239 thousand.

Therefore, the increase in revenues exceeding the increase in costs resulted in an EBIT margin gain in the period, which increased from 11.9% in 2020 to 22.5% in 2021.

The annualized net operating revenue for the first semester of 2022 increased by 17.9% compared to the previous year, mainly due to the increase in the IPCA and IGP-M in the period, indexes used to update corporate revenues related to transmission concessions. In the same period, operating costs fell by 7.0%, influenced by the reduction in general and administrative expenses. Therefore, there was an increase of 17.0% in the EBITDA margin, which increased to 39.5% in the first semester of 2022.

3.2 Historical financial information

CGT Eletrosul Parent Company Balance Sheet (thousands of BRL)[1]	Dec/20	Dec/21	Jun/22
Cash and cash equivalents	4,463	427	127
Accounts receivable from customers - ST	534,262	377,856	378,961
Inventory	55,704	97,236	99,200
Bonds and securities - ST	1,286,868	1,087,241	1,398,584
Tax credit- ST	11,343	4,202	22,450
Contractual assets of the concession - ST	812,555	693,149	784,017
Deferred taxes and social contributions - ST	2,695	13,017	1,501,789
Dividends payable (Remuneration of equity interests)	4,153	-	-
Other current assets	182,796	149,503	121,197
Current assets	**2,894,839**	**2,422,631**	**4,306,325**
Accounts receivable from customers - LT	277	-	-
Tax credit- LT	133	1	-
Contractual assets of the concession - LT	3,961,684	4,749,987	5,890,737
Deferred taxes and social contributions - LT	1,640,404	1,496,953	-
Deferred assets - LT	-	-	899,307
Judicial deposits	295,972	252,446	217,967
Other non-current assets - LT	234,155	263,280	74,585
Non-current assets	**6,132,625**	**6,762,667**	**7,082,596**
Investments	2,281,331	2,499,835	2,035,566
Fixed assets	2,627,294	2,377,037	2,272,302
Intangible	111,382	189,616	184,119
Fixed assets	**5,020,007**	**5,066,488**	**4,491,987**
Total assets	**14,047,471**	**14,251,786**	**15,880,908**

Source: Financial Statements/ Management
[1] Adjustments were made to some accounts in the audited financial statements for presentation and margin calculation purposes.

Balance Sheet ("BS") - Assets

Analyzing the historical performance of CGT Eletrosul's balance sheet accounts, no significant variations were observed in the period between December 2020 and June 2022.

In December 2021, the Company's total assets showed a positive variation of 1.5% compared to 2020, from BRL 14.0 billion to BRL 14.2 billion. Among the most representative accounts of the Company's balance sheet, it was observed that the contractual assets of the concession increased by 14.1%, while the securities account decreased by 15.5%, which resulted in a growth of 1.45% in the period.

In June 2022, the Company's total assets showed a slightly more significant growth of 4.0%, mainly resulting of (i) the increase of 22.6% of the contractual assets of the concession due to the incorporation of TSBE and the variation of the IPCA in the period, an index that adjusts most of the transmission concession contracts and (ii) the growth of 28.6% of the bonds and securities account. On the other hand, the investment account decreased 18.6% due to the divestment of 100% of the shares held by CGT Eletrosul in Transmissora Sul Litorânea de Energia S.A.

CGT Eletrosul's asset accounts considered in working capital are Accounts receivable from customers and Tax credit. The other accounts were treated as non-operating and were therefore included in the analysis as equity value adjustments and added to the present value of cash flows.

3.2 Historical financial information

CGT Eletrosul Parent Company Balance Sheet (thousands of BRL)[1]	Dec/20	Dec/21	Jun/22
Loans and financing - ST	548,708	276,783	354,039
Suppliers	491,664	308,791	248,458
Income Tax and social contribution	29,307	25,688	32,027
Interest and dividends payable	471,427	69,231	47,431
Regulatory fees - ST	73,418	49,674	34,594
Other current liabilities - ST	116,153	170,568	185,587
Provisions - ST	171,301	169,879	179,766
Current Liabilities	1,901,978	1,070,614	1,081,902
Loans and financing - LT	2,528,531	2,806,974	2,978,763
Regulatory fees - LT	-	-	21,138
Deferred taxes and social contributions - LT	-	-	1,062,856
Provisions - LT	1,248,317	1,622,204	1,600,576
Concessions payable (Use of Public goods) - LT	32,396	44,453	46,723
Other non-current liabilities - LT	497,918	266,087	197,634
Non-current Liabilities	4,307,162	4,739,718	5,907,690
Share capital	6,767,586	6,767,586	6,767,586
Capital reserves	-	-	(103,551)
Accumulated profits / losses	-	-	494,850
Retained earnings	1,070,745	1,328,880	1,432,431
Proposal for the distribution of additional dividends	-	44,988	-
Advances for future capital increase	-	300,000	300,000
Equity	7,838,331	8,441,454	8,891,316
Total liabilities and Equity	14,047,471	14,251,786	15,880,908

Source: Financial Statements/ Management

[1] Adjustments were made to some accounts in the audited financial statements for presentation and margin calculation purposes.

Balance Sheet ("BS") - Liabilities

Analyzing the historical performance of CGT Eletrosul's liabilities and equity, it was noted an 1.5% variation in 2021 compared to 2020 was the result (i) of the 30% increase in provisions for contingencies, (ii) the increase of 24.1% in the retained earnings, considering the net income generated in 2021, causing this account to increase from BRL 1.0 billion in 2020 to BRL 1.3 billion in 2021 and (iii) the reduction of the Interest and dividends payable, which decreased from BRL 471 million in 2020 to BRL 69 million in 2021.

In the first semester of 2022, CGT Eletrosul's liabilities increased 4.0% compared to 2021, mainly due to the 8.1% increase in loans and financing and 7.8% of the retained earnings, again due to the positive result of the period.

In relation to the Company's debt, it was observed that it remained stable at BRL 3 billion between 2020 and 2021, increasing by BRL 300 million in the first semester of 2022 as a result of new funding in the period.

Analyzing the debt/equity ratio of the Company, it is possible to observe a reduction in its indebtedness ratio between December 2020 and June 2022, in view of the increase in shareholders' equity (result of the increase in the retained earnings account) greater than the increase in indebtedness in the period. While in 2020 the debt/equity ratio was 39.3%, in June 2022 it decreased to 37.5%.

CGT Eletrosul's liabilities considered in working capital are Suppliers, Wages and charges payable, Taxes and contributions to be collected and Regulatory fees. The other accounts were treated as non-operating and, therefore, were included in the analysis as equity value adjustments and subtracted from the present value of cash flows.

3.3 Projected financial information

The Income Approach, discounted cash flow method, was considered in the valuation of CGT Eletrosul.

The projections were based on files provided by Management and/or the Company.

Description

CGT Eletrosul is a direct subsidiary of Eletrobras, created in 1997, and its main activity was initially thermal power generation in the state of Rio Grande do Sul. In January 2020, after the incorporation of CGT Eletrosul, the corporate purpose included studies, projects, construction, operation and maintenance of power plants, substations, transmission lines and power distribution lines. Currently the Company has 6 wind plants, 3 hydroelectric plants, 3 small hydroelectric plants, 1 thermoelectric plant, and 12 transmission contracts.

General Assumptions

- Valuation Date: June 30,2022;
- Projection Period : July 1, 2022 to December 31, 2052;
- Currency: Reais ("BRL") in nominal terms;
- Discount rate: 9.5% in Reais (BRL) in nominal terms, according to the Weighted Average Cost of Capital ("WACC") methodology;
- Adjustments: non-operating assets and liabilities, including cash and debts, were not considered in the cash flow projections. When observed, they were treated separately and added/subtracted from the present value of cash flows, impacting the value of CGT Eletrosul.

Projected Financial Information

Below is an overview of the main accounts projected for the discounted cash flow projection.

- Net revenue - Generation: projections were considered for the hydroelectric plants of São Domingos, Passo São João, Governador Jayme Canet Júnior, the small hydroelectric plants of João Borges, Barra do Rio Chapéu and Cachoeira Branca, the wind power plants of Cerro Chato I, II and III, Coxilha Seca, Galpões and Capão do Inglês and the thermoelectric plant Candiota III. The revenues were projected with the following outliers: Annual Generation Revenue (AGR), ACR contracts (regulated market), ACL contracts (free market) and energy sales in the SPOT market. The ACR contracts represent 34.1% of the volume traded between 2022 and 2052, totaling 4,162 MW average in this period, at an average price of BRL 274/MWh on the Valuation Date, which is readjusted annually by the Brazilian Broad Inflation Index ("IPCA"). The ACL contracts represent 1% of the total volume traded in the period, totaling 11 MW average until 2052 at an average price on the Valuation Date of BRL 373/MWh, also adjusted annually by IPCA. Between 2022 and 2052, the sale of 8,043 MW average on the SPOT market was considered at an average price of BRL 169/MWh on the Valuation Date and annually adjusted by IPCA. The energy amounts described above change among the sales segments (ACR, ACL and SPOT) and years according to the existing contracts on the Valuation Date and the Company's commercialization strategy. The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023 and stabilizing at 90% from 2024 to the end of the projection, according to the average estimate of the market, implying the need to purchase energy in some projects and surplus energy in others.
- Net revenue - Transmission: transmission revenue is given by the Annual Allowed Revenue ("RAP" in the Portuguese acronym) of the 12 contracts held by CGT Eletrosul. RAP is approved by the Brazilian Electricity Regulatory Agency (ANEEL) and disclosed annually (normally in the month of June) in the Periodic Tariff Review. The RAP values for future cycles were considered, including the reinforcement values as long as they were approved by ANEEL on the Valuation Date, adjusted by IPCA.
- Deductions: on the gross revenue of generation and transmission there is the incidence of PIS and COFINS, projected according to rates applicable to the Actual Profit tax regime. Other deductions on net revenue are: RGR (Global Reduction Reserve), TFSEE (Electric Power Services Inspection Fee), CFURH (Financial Compensation for The Use of Water Resources) and R&D.

3.3 Projected financial information

Projected Financial Information (cont.)

- **Costs and expenses:** the main operating costs and expenses are composed of usage and connection charges, insurance, O&M, personnel, materials, third-party services and others. The costs and expenses assumptions were provided by the Management and are adjusted annually by IPCA.
- **EBITDA Margin:** based on the assumptions for revenue, costs, and expenses, the projected average annual EBITDA margin was 72.0%.
- **Depreciation:** a fixed depreciation rate of 3.86% per year was considered, according to historical values available in the Company's financial statements.
- **Amortization:** a fixed amortization rate of 3.33% per year was considered, according to historical values available in the Company's financial statements.
- **Capex:** the corporate investments projections provided by the Management were considered, except those related to expansions and new implantations.
- **Income Taxes:** the projection of income taxes was based on the tax Actual Profit method, in which CGT Eletrosul is classified. Income taxes were projected in accordance with the Brazilian tax legislation in effect, observing an income tax rate of 34%. The projection considers the use of the balance tax losses existing on the Valuation Date, represented by deferred income tax accounted for in the amount of BRL 1.5 billion. The offset of losses is limited to 30% of the profit of the period, according to Brazilian tax legislation.
- **Working Capital:** the estimated working capital was based on CGT Eletrosul's historical financial statements. The balance sheet accounts were analyzed and classified as operating or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating revenues, costs and expenses, as applicable, from the average working capital days calculated for the last 3 historical periods.

For details of CGT Eletrosul's DCF, refer to Exhibit 1.

Main operational assumptions	CGT Eletrosul
Concession Period (years)	30
Concession end date*	Dec/52
Installed Capacity (MW)	826
Physical Guarantee (MWavg)	511
Sold volume in the Regulated Market ACR (MWavg)	4,162
Sold volume in the Free Market ACL (MWavg)	11
Sold/Bought SPOT volume (MWavg)	8,043
Average selling price at the Regulated Market ACR (BRL/MWh)	273.6
Average selling price at the Free Market ACL (BRL/MWh)	372.6
Selling price in the SPOT (BRL/MWh)	169.0
SUDAM/SUDENE tax benefit	N/A

*For generation and transmission revenues the term of each contract was considered, reducing throughout the projection

3.4 Discount Rate

Below are the parameters considered in the estimation of the discount rate. For details on the discount rate methodology, consult the Appendix.


Cost of Equity (Ke)
Risk-free rate (RF USA) 2.8%1
Inflation differential 1.2%2
Market risk premium 6.0%3
Unleverage Beta 0.44
Country risk premium 3.2%5
Cost of equity 10.6%
66.0%
WACC 9.5%
Cost of Debt (Kd)
Cost of debt 11.1%6
Cost of debt after tax 7.4%
34.0%

Notes:

[1] Source: Federal Reserve (6-month historical average of 20-year T-bonds)

[2] Difference between projected long-term inflation in the US (source: Federal Reserve) and Brazil (source: BACEN)

[3] Source: EY LLP - Market risk premium is based on historical risk premium and expectations of future risk premium

[4] Based on the average of selected comparable companies Source: Capital IQ

[5] Source: JP Morgan EMBI + (6-month historical average)

[6] Referring to the weighted average of all the Company's funding on the Valuation Date

Further information is available in Appendix II: Discount Rate

3.5 Non-operating adjustments

Adjustments of non-operating items

Non-operating assets/liabilities, debt and cash & equivalents were not part of the cash flow projections, therefore were included in the analysis as equity value adjustments and added/subtracted from the present value of cash flows.

The assets and liabilities detailed, were classified as non-operating ("NOP") either because they are not recurring or because they are not directly linked to CGT Eletrosul's operating activities.

Non operating assets (BRL thousands)	
Inventory	99,200
Bonds and securites - ST	1,398,584
Other current assets	121,197
Deferred asset - LT	899,307
Judicial deposits	217,967
Other non-current assets - LT	74,585
Total	**2,810,840**

Non operating liabilities (BRL thousands)	
Dividends and interest on equity capital	47,431
Other current liabilities - ST	185,587
Allowances for contingencies - ST	179,766
Regulatory fees - LT	21,138
Allowances for contingencies - LT	1,600,576
Concessions payable (use of public goods) - LT	46,723
Other non-current liabilities	197,634
Total	**2,278,855**
Net non-operating assets and liabilities	**531,985**

Source: EY / Management

3.6 Estimated Value

Composition of Value | Parent Company (BRL million)


9.720
532
(3,333)
6.919
Enterprise Value | Parent Company
Non-operating assets (liabilities)
Net Cash (Net Debt)
Equity Value | CGT Eletrosul - Parent Company

Source: EY / Management

Composition of Value | Parent Company (BRL million)	
Enterprise Value | Parent Company	9,720
Non-operating assets (liabilities)	532
Net Cash (Net Debt)	(3,333)
Equity Value | CGT Eletrosul - Parent Company[1]	**6,919**
Implicit Multiple	
EV/EBITDA	6.0x
EV/ROL	3.3x

[1]does not include the value of investments in subsidiaries and affiliates

Exhibits 4 and 5 presents details about the selected comparable companies and their respective multiples.

4

Valuation of Invested Companies

Overview of Invested Companies

The table below lists the Invested Companies. The sections from 4.1 and 4.2 detail the valuation analysis of the Invested Companies.

Companies	% Participation	Fair Value of Capital (R$ milhões)	Main Evaluation Methodology adopted	Segment
Energia Sustentável do Brasil S.A. (UHE Jirau)	20,00%	1.495	DCF	Generation
Teles Pires Participações S.A.	24,72%	384	DCF	Generation
Livramento Holding S.A.	78.00%	4	Transaction Value	Generation

Energia Sustentável do Brasil S.A. (UHE Jirau)

Through a 35-year concession contract signed in August of 2008, Energia Sustentável do Brasil S.A. (UHE Jirau) was established with the purpose of exploring and commercializing the hydraulic energy potential of the Jirau Hydroelectric Power Plant, in the municipality of Porto Velho, capital of the state of Rondônia.

Teles Pires Participações S.A.

The purpose of Teles Pires Participações S.A. is to participate, studying, planning, investing and operating, directly or indirectly, at the implementation of the project of Teles Pires hydropower plant, located between the states of Pará and Mato Grosso, with an installed capacity of 1,820 average MW.

Livramento Holding S.A.

Founded in 2011 from the association of Eletrosul and Brasil Energia Renovável - Fundo de Investimento em Participações S.A. Livramento Holding S.A. is a company for the implementation of the Livramento Wind Complex, that consists of 5 (five) wind power plants in the municipality of Santana do Livramento, Rio Grande do Sul. On April 8, 2021, the Board of Directors approved the adhesion of CGT Eletrosul to the Decree nº. 9.188/2017 for the divestment of its 78% share in Livramento Holding S.A. Furthermore, the Board of Directors of the CGT Eletrosul approved the sale, resulting from the binding offer made by the company Arthur Moura Engenharia for the acquisition of the entirety of CGT Eletrosul's share, equal to 78% of the equity share, in Livramento Holding S.A. The purchase and sale agreement (PSA) was signed on March 18, 2022 and the value of the proposal received was BRL 3,709 thousand.

Source: Management/EY

4.1

Valuation of Invested Companies - DCF method | Generation

Projected financial information

Generation

The projections were based on files provided by Management and/or by the Company.

General Assumptions

- Valuation date: June 30, 2022;
- Projection period: were projected according to the respective terms of the concession contracts of the Invested Companies;
- Currency: Reais ("BRL") in nominal terms;
- Discount Rate: Calculated in Brazilian Reais (BRL) in nominal terms, according to the Weighted Average Cost of Capital ("WACC") methodology. Refer to page 32 for details; and
- Adjustments: Non-operating assets and liabilities, including net cash and debt, were not considered in the cash flow projections. When observed, they were treated separately and added/subtracted from the present value of cash flows, impacting the value of the companies;

Projected Financial Information

- **Net revenue:** Revenues were projected according to the volume and price of the ACR and ACL contracts signed by the Invested Companies. Revenue is derived from the supply of energy, for which a tariff is charged that can be established by contract regulated by the CCEE and resulting from public auctions or agreements between the parties, as well as the sale in the short-term market. The revenue is projected considering the assured energy in the concession contracts and the energy generated by the plant.

  The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 to the end of the projection, according to an average market estimate. Additionally, it was considered the sale of the totality of the uncontracted energy in the SPOT market at a rate of BRL 169/MWh. It should be noted that some Invested Companies have hydrological risk renegotiation insurance, which were considered in the projection during its term.

- **Costs:** The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, UBP, O&M, personnel, materials, third-party services and others.

  The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. The TFSEE was calculated considering the BETU of BRL 854.1/kW and a rate of 0.4%, applicable over the installed capacity. The CFURH calculation considered a TAR of BRL 83.8/kW and a rate of 7%, applicable over the assured energy net of losses. Finally, the TUST was calculated based on the tariffs applicable to each of the Invested Companies.

  The valuation considered the purchase of energy in the SPOT market at a rate of BRL 169/MWh to face any projected energy deficits.

  The other costs and expenses were projected in line with the company's history and adjusted annually by the IPCA.

- **Depreciation:** The depreciation expenses related to the existing assets on the Valuation date and to new investments were projected linearly at a rate of 3.0% to 4.0% per year, depending on the company. It is important to note that the residual amount related to the assets that were not fully depreciated during the concession was considered at the end of the projection, impacting the cash flow in the last projection period of each Invested Company.
- **Capex:** The new investments were projected with the objective of maintaining the operational and maintenance level of existing assets and were estimated according to Management's expectations.
- **Income Taxes:** The projection of income taxes was based on the Actual Profits method. The valuation considers the use of tax losses as of the Valuation date. Additionally, the tax benefits of SUDAM/SUDENE were considered, which allow a 75% reduction of the Income tax rate.
- **Working capital:** The working capital required for operations was projected by observing the historical trends of the operational accounts of each one of the Invested Companies.

For details of the DCF valuation of the Invested Companies in the generation segment, refer to Exhibits 2 to 3.

The details of the operational assumptions are presented below.

Main operational assumptions

Generation

The following table presents the main operating assumptions used in the valuation of Invested Companies of the generation segment evaluated by the DCF method. For details of the projected financial information of these companies, refer to Exhibits 2 and 3.

Evaluated Companies/ Main operational assumptions	Energia Sustentável do Brasil S.A. (UHE Jirau)	Companhia Hidrelétrica Teles Pires (CHTP), wholly owned subsidiary of Teles Pires Participações S.A. (TPP)
Concession periods (years)	37	36
Concession term	09/2045	01/2047
Remaining Concession period (years)	23 years and 3 months	24 years and 7 months
End Date of Regulated Contracts	2043	2047
Installed Capacity (MW)	3,750	1,807
Physical guarantee (MW)	2,212	939
Sold volume in the regulated market (MW) [1]	1,565	576
Sold volume in the free market (MW) [1]	552	307
Average selling price (BRL/MWh) [1]	177.0	125.7
GSF Insurance	S92 and S90	S92
SUDAM Benefit	2033	2026

[1] As of 30/06/2022.

Source: Management/EY

Discount rate

Generation

The following table shows the breakdown of the discount rate used to discount the projected cash flows of each of the evaluated companies. For details of comparable companies used in the calculation of the discount rate for the Invested Companies in the generation segment evaluated by DCF, refer to Exhibit 5.

Parameters	Energia Sustentável do Brasil S.A. (UHE Jirau)	Companhia Hidrelétrica Teles Pires (CHTP), wholly owned subsidiary of Teles Pires Participações S.A. (TPP)
Unlevered Beta	0.54	0.54
Cost of debt/ Cost of Equity	62.7%	62.7%
Income tax rate[1]	24.6%	30.4%
Relevered Beta	0.80	0.78
Market risk premium	6.0%	6.0%
Risk-free rate	2.8%	2.8%
Country risk	3.2%	3.2%
Inflation diferencial	1.2%	1.2%
Nominal CAPM	12.1%	12.0%
Cost of debt after Tax	7.0%	6.1%
Cost of debt (D)	38.5%	38.5%
Cost of equity (E)	61.5%	61.5%
Discount rate (WACC)	10.2%	9.7%

[1]Average rate considered throughout the projection.

Source: Management/EY

Non-operational assets and liabilities

Generation

Non-operating assets/liabilities, debt and cash & equivalents were not part of the cash flow projections, so they were included in the analysis as value adjustments and added/subtracted from the present value of cash flows.

The assets and liabilities detailed below have been classified as non-operating ("NOP") either because they are not recurring or because they are not directly linked to the operating activities of the evaluated companies.

For details of the value adjustments included in the fair value calculation of the Invested Companies in the generation segment, evaluated by DCF, refer to Exhibits 2 and 3.

Adjustment components (BRL millions)	Energia Sustentável do Brasil S.A. (UHE Jirau)	Companhia Hidrelétrica Teles Pires (CHTP), wholly owned subsidiary of Teles Pires Participações S.A. (TPP)
(+) ANOPs*	(370)	175
(-) PNOPs*	(629)	(133)
Assets (Liabilities) NOPs, net	(1,000)	42
(+) Cash & equivalents**	633	225
(-) Total debt	(10,699)	(2,894)
Net Cash / (Net Debt)	(10,066)	(2,669)

*ANOPs and PNOPs are abbreviations referring respectively to non-operating assets and non-operating liabilities. It is worth mentioning that the "Deferred Taxes" account was split into "Deferred Taxes - Tax Loss/Negative Base" and "Deferred Taxes - Temporary Differences", so that the first was treated as operational in the projections, while the second, as NOP. In the case of UHE Jirau, this treatment resulted in a negative balance of Deferred Taxes arising from temporary differences, since the Tax Losses/Negative Base balance was greater than the totality of the Deferred Taxes account, as the balance sheet presents the net deferred tax assets and liabilities.

** Only the cash balance was deducted from the gross debt in order to obtain the net debt. The balance of "Bonds and securities", "Financial investments" and the like was considered non-operating assets.

Source: Management/EY

Estimated value

Generation

The table below presents the composition of the estimated fair value for each of the companies evaluated by the DCF method, from the generation segment.

Value Composition (BRL millions)	Energia Sustentável do Brasil S.A. (UHE Jirau)	Companhia Hidrelétrica Teles Pires (CHTP), wholly owned subsidiary of Teles Pires Participações S.A. (TPP)
Enterprise Value	18,543	4,180
Net cash (net debt)	(10,066)	(2,669)
NOPs, net	(1,000)	42
Equity Value	**7,477**	**1,553**
% CGT Eletrosul's share	20.00%	24.72%
Fair Value of the Invested Company for CGT Eletrosul	**1,495**	**384**

[1] Represents the equity fair value of CHTP, a wholly owned subsidiary of TPP, calculated using the discounted cash flow method and adjusted for TPP's interest in CHTP, plus the value of non-operating assets and liabilities of TPP.

Source: Management/EY



4.2

Valuation of Invested Companies - GPC method | Generation

Valuation by GPCs multiples

Generation

Valuation multiples were calculated based on operating data from the guideline public companies ("GPCs"). The multiples derived from GPCs provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a minority stake in a given company. These multiples were applied to the operating data of the companies valued to arrive at an indication of enterprise value.

A search of GPCs using S&P Capital IQ was carried out using the following criteria:

1. Only publicly traded companies;
2. Industry: Energy. Sub-sector: Generation[1].
3. Country: Brazil.

Note:

1. For the Invested Companies, the sub-sector (focus of operation) was taken into consideration, being segregated between: Generation, Transmission or Distribution. In cases where the operations of a particular company included one or more subsectors, an analysis of the representativeness of Net Revenue and/or EBITDA by subsector was performed, based on information available on the Valuation Date.

Valuation under the GPC multiples

In applying the methodology, valuation multiples were derived based on financial statements of the GPCs.

In order to eliminate the effects of different capital structures among the GPCs, the valuation multiples were derived on an unleveraged basis. Thus, the multiples were derived based on an enterprise value ("EV") basis:

- EV / Net Revenue ("NR") LTM;
- EV / NR LFY;
- EV / EBITDA LTM;
- EV / EBITDA LFY.

The multiples refer to the last fiscal year ("LFY") and to the last twelve months immediately before the Valuation Date ("LTM").

Operating and financial comparison

After identifying reasonably similar publicly traded companies and calculating appropriate valuation multiples, it was necessary to analyze the operating and financial performance of the Invested Companies relative to the selected GPCs. In the valuation and comparison of the Invested Companies relative to the selected GPCs the following factors were considered:

- Profitability - The EBITDA margins of the companies were ranked along the range of the profitability indications observed for the GPCs in each respective period (LTM and LFY).
- Growth - The annual growth rates of Net Revenue ("NR") and EBITDA of the Invested Companies were ranked along the range of the indications of the respective growth rates observed for the GPCs in each respective period (LTM and LFY).

Estimated Value

The selected multiples were applied to the corresponding financial data of the Invested Companies, which resulted in a series of indications of enterprise values.

Adjustments were made in EBITDA to exclude non-recurring results and/or non-cash items.

The values derived from each of the selected multiples were weighted, according to the relevance of the financial metric analyzed (Net Revenue LTM, Net Revenue LFY, EBITDA LTM and EBITDA LFY).

The weighted enterprise value was adjusted for cash and equivalent, interest-bearing debt, non-operating assets and non-operating liabilities, resulting in a fair value indication for each of the Invested Companies as of the Valuation Date.

Refer to exhibit 4 for detailed calculations.

Multiples of the GPCs

Generation

The following table presents the multiples of the selected GPCs in the generation sub-sector. For details on the financial information of the GPCs, please refer to Exhibit 5.

Multiples of GPCs | Generation

Companies	EV/ EBITDA LTM	EV/ NR LTM	EV/ EBITDA LFY	EV/ NR LFY
Alupar Investimento S.A.	5.0 x	4.0 x	4.1 x	3.0 x
CPFL Energia S.A.	5.9 x	1.5 x	5.5 x	1.3 x
Engie Brasil Energia S.A.	6.9 x	4.1 x	6.4 x	3.5 x
Centrais Elétricas Brasileiras S.A. - Eletrobrás	4.7 x	3.4 x	3.6 x	2.4 x
Empresa Metropolitana de Águas e Energia S.A.	15.4 x	1.7 x	12.0 x	5.1 x
Rio Paranapanema Energia S.A.	6.7 x	2.4 x	3.3 x	3.3 x
Neoenergia S.A.	4.8 x	1.2 x	5.2 x	1.2 x
Minimum	4.7 x	1.2 x	3.3 x	1.2 x
1o Quartile	4.9 x	1.6 x	3.8 x	1.8 x
Average	7.1 x	2.6 x	5.7 x	2.8 x
3o Quartile	6.8 x	3.7 x	6.0 x	3.4 x
Maximum	15.4 x	4.1 x	12.0 x	5.1 x
Median	5.9 x	2.4 x	5.2 x	3.0 x

Source: Capital IQ

Selected multiples

Generation

The following table presents the selected multiples and weightings for each of the respective Invested Companies. For details on the calculation of multiples for the Invested Companies of the generation sub-sector, refer to Exhibits 4.

Selected market multiples and weighting

Companies	EV/ EBITDA LTM	Weight (%)	EV/ NR LTM	Weight (%)	EV/ EBITDA LFY	Weight (%)	EV/ NR LFY	Weight (%)
Energia Sustentável do Brasil S.A. (UHE Jirau)	15.4x	100%	4.1x	0%	12.0x	0%	5.1x	0%
Teles Pires Participações S.A.	15.4x	30%	4.1x	20%	12.0x	30%	5.1x	20%

Selected multiples

Generation

Specific comments regarding the valuation under the GPC Method

Weighting between selected multiples

In general, the weighting among the selected multiples followed the criteria described below:

- **EV/EBITDA LTM:** A weighting of 30% was assumed.
- **EV/EBITDA LFY:** A weighting of 30% was assigned.
- **EV/NR LTM:** A weighting of 20% was assigned.
- **EV/NR LFY:** A weighting of 20% was assigned.

Exceptions to multiple weighting criteria are following described:

- **Energia Sustentável do Brasil S.A. (UHE Jirau):** In order to capture the growth in EBITDA and in EBITDA margin in the LTM a weighting of 100% was assigned to the EV/EBITDA LTM multiple.

Value conclusion

Generation

The following table presents the estimated fair value for each of the Invested Companies on the generation subsector. As detailed below, certain assets and liabilities were categorized as non-operating ("NOPs") either because they are non-recurring or because they are not directly related to the operating activities of the Invested Companies.

Invested Company (in BRL millions)	Enterprise Value[1]	Cash (+)	Debt (-)	Assets NOPs (+)	Liabilities NOPs (-)	Equity Value (=)	Share (%)[2]	Fair value for CGT Eletrosul
Energia Sustentável do Brasil S.A. (UHE Jirau)	17,078	633	(10,699)	(370)	(629)	6,012	20.00%	1,202
Teles Pires Participações S.A.	4,039	225	(2,894)	175	(133)	1,412	24.72%	349

Notes:
(1) For details on the calculation of multiples of the Invested Companies on the generation segment, refer to Exhibit 4.
(2) As provided by Management.

Source: EY/Management



5 Value conclusion

5.1 Value conclusion

As presented in the methodology section, we selected the DCF methodology for the value conclusion of CGT Eletrosul Parent Company and its privately held Invested Companies which the book value of the investment on the Valuation Date was equal to or higher than BRL 278 million. The GPC methodology was used for all companies within the scope of valuation. However, for the companies valued under the DFC method, Market Cap, or Transaction Value, the GPC methodology was used as a reasonableness analysis for the estimated values and not for the value conclusion.

Accordingly, based on the stated parameters and assumptions, our fair value recommendation for the total shareholders' equity of the Company is following presented:

Summary of values (in millions of BRL)	
Enterprise Value | CGT Eletrosul - Parent Company	9,720
Non-operational assets (liabilities)	532
Net Cash (Net Debt)	(3,333)
Equity Value | CGT Eletrosul - Parent Company	6,919
Equity Value of Invested Companies	1,883
Equity Value | Consolidated	**8,802**

Value per share	Amount (thousand)	Unit Value
Common	482,568,907	BRL 0.018

Fonte: EY / Management

Invested Companies	% Share	Fair Value
Energia Sustentável do Brasil S.A. (UHE Jirau)	20.00%	1,495
Teles Pires Participações S.A. (TPP)	24.72%	384
Livramento Holding	78.00%	4
Total		**1,883**

The Company's fair value, consolidated, represents the fair value of CGT Eletrosul Parent Company plus the fair value of its Invested Companies, as described throughout this Report.

This estimate of value does not consider possible contingencies, insufficiencies or supervening assets or liabilities that are not recorded in the Company's equity position, as provided by Management. Because of this, the results presented do not consider their effect, if any.

Conclusion

Based on the information analyzed, the assumptions, and the limitations described in this Report, our valuation resulted in a fair value estimate of BRL 8,802 million for 100% of CGT Eletrosul' shareholders' equity as of 30 June 2022.



Governing items

6.1 Statement of limiting conditions

Our analysis is based on information provided by Management. According to Professional practices, the analysis is derived from the application of the Income Approach using the DCF method, Market Capitalization, or GPCM, when appropriate.

In order to achieve our objective of the valuation, we applied procedures based on economic and market facts prevailing on June 30, 2022. The values presented in this Report are a result of the analysis of historical financial data, as well as Management's estimates and analysis of future events;

The considerations herein were analyzed by the EY professionals and prepared based on data and facts provided by Management, in addition to external sources, as indicated;

None of the EY partners or professionals who have been part of the team responsible for this engagement holds a financial interest in the Company and/or Invested Companies, thus confirming their independence. The fees estimated for carrying out this work are not based on nor are related to the values herein reported;

This study was performed based on information provided by Management, which was assumed as being true since it is not part of the scope of this work to conduct any type of audit procedure. Because no audit procedures were performed, EY cannot assume any liability with respect to historical and prospective information used in this Report;

The projections are based on information reported in the financial statements, provided by Management, as well as on the information acquired during meetings, and on the discussions held with Management;

It was part of our work to obtain information with CGT Eletrosul and Eletrobras, which deem reliable, and Management has the exclusive responsibility for its accuracy;

No investigation was made on securities owned by the Company, nor any kind of investigation was performed on the existence of liens or encumbrances performed;

EY is not responsible for updating this report to reflect events and circumstances that could occur after the Valuation Date;

Our scope of work does not include any audit, due diligence and/or tax advisory process and, therefore, we do not consider in this assessment any contingencies that are not recorded in the Company's financial statements as of the Valuation Date;

No control premium was assumed in the valuation. Therefore, it was assumed that the estimated fair value of CGT Eletrosul represents 100% of its equity;

We have not had the opportunity to expose the business or assets of the Company, individually or jointly, to the market. As a result, we could not conclude whether there are potential buyers willing to pay an amount that exceeds the values estimated in this Report;

This Report estimates/expectations, as well as the conclusions presented are for the exclusive use of Management and shareholders of CGT Eletrosul and Eletrobras, in the context of the resolution of the Operation of Merger of Shares. Therefore, this document must not be distributed to any other parties, except if required by local and tax authorities, auditors and their lawyers, or under the following conditions:

- EY should be notified about any distribution of this Report, which, in turn, should be previously approved;
- The recipients of this Report must commit, in writing, to do not distribute this Report to any other parties;
- This Report must not be distributed in parts;
- Any user of this Report must be aware of the conditions that guided this work, as well as market and economic conditions in Brazil; and
- If necessary, EY may answer questions regarding this Report, at the expense of Management, only if previously agreed with the receivers the scope of such questions and answers.

6.1 Statement of limiting conditions

This Report was prepared for the purpose described in our contract and must not be used for any other purpose. EY assumes no responsibility for any third party, nor in the case of the Report is used for any other purposes that were not part of the scope of this work;

Certain financial data used in our valuation were derived from audited and/or unaudited financial statements and are the responsibility of Management. The financial statements may include disclosures required by generally accepted accounting principles. We have not independently verified the accuracy or completeness of this data provided and do not express an opinion or offer any form of assurance regarding its accuracy or completeness;

We assume no responsibility for any transaction, financial and tax reporting decisions, which are under Management responsibility. It is our understanding that Management takes responsibility for any financial statement and tax reporting matters with respect to the assets covered in our analysis, and for the ultimate use of our Report;

Our assessment is done based on elements that are reasonably expected, therefore, does not consider possible extraordinary and unforeseeable events (new regulation for the Company, changes in tax laws, natural disasters, political and social events, nationalizations etc.);

Our valuation was based on the best available information and estimates. However, as any other prospective information, it involves risk and uncertainties, and actual results may differ when compared to the prospective information used in this report;

The factors that may result in differences between the projected cash flows and actual results include changes in the external environment, changes in the Company's internal operating environment and differences in modeling. The DCF method does not anticipate changes in the external and internal environments in which the Company operates, except those noted in this Report.



7 Appendices

7.1 Valuation methodologies

In the valuation of the equity or enterprise value of a company, three different approaches may be employed to estimate the Fair Value of the interests: the Income Approach, the Market Approach and the Cost Approach. While each of these approaches is initially considered in the valuation, the nature and characteristics of the Company will indicate which approach, or approaches, are most applicable.

Income Approach

The Income Approach focuses on the income-producing capability of the subject business. One methodology in the Income Approach is the Discounted Cash Flow Method, which focuses on the expected cash flow of the subject company. In applying this approach, the cash flow available for distribution is calculated for a finite period of years.

Cash flow available for distribution is defined, for purposes of this analysis, as the amount of cash that could be distributed without impairing the future profitability or operations of the company. The cash flow available for distribution and the terminal value (the value of the subject company at the end of the estimation period) are then discounted to present value to derive an indication of value of the business enterprise for each company. For purposes of this analysis, cash flows to all investors are estimated, therefore interest-bearing debt and interest expense have not been considered in the derivation of projected annual cash flows.

Market Approach

The Market Approach is typically composed of the Guideline Public Company Method (GPCM) and the Guideline Transactions Method (GTM). The GPCM focuses on comparing the subject company to select reasonably similar (or guideline) publicly traded companies. Under this method, valuation multiples are:

- Derived from the operating data of selected guideline public companies
- Evaluated and adjusted based on the strengths and weaknesses of the subject company relative to the selected guideline public companies
- Applied to the operating data of the company in question to arrive at an indication of value;

In the GTM, consideration is given to prices paid in recent transactions that have occurred in the subject company's industry or in related industries.

Cost Approach

The Adjusted Net Assets Method represents one methodology employed in the Cost Approach to value a company. In this method, a valuation analysis is performed for a company's identified fixed, financial and other assets. The derived aggregate value of these assets is then "netted" against the estimated value of all existing and potential liabilities, resulting in an indication of the value of the shareholders' equity. An ongoing business enterprise is typically worth more than the Fair Value of its underlying assets due to several factors:

- The assets valued independently may not reflect economic value related to the prospective cash flows they could generate.
- This approach may not fully reflect the synergy of the assets but rather their independent values.
- Intangible assets inherent in the business, such as reputation, superior management, proprietary procedures or systems, or superior growth opportunities are difficult to measure independent of the cash flow they generate.

7.2 Discount rate derivation

Calculation for WACC

$$WACC = W_E * K_E + W_D * K_D$$

Where:

= Value of equity/value of total capital

= Cost of equity

= Value of interest-bearing debt/value of total capital

= After-tax cost of interest-bearing debt

Calculation for cost of equity

$$K_E = RF + \beta * ERP$$

Where:

= Risk-free rate of return

= Systematic risk of the equity

= Market equity risk premium

The weighted average cost of capital (WACC) measures a company's cost of debt and equity financing weighted by the percentage of debt and percentage of equity in a company's target capital structure.

The magnitude of the discount rate is related to the perceived risk of the investment. The concept of risk involves an investment situation that lies between complete certainty of monetary return (no risk) and complete uncertainty of monetary return (infinite risk). When an investor contemplates two investments, each having the same expected monetary return, an investor would prefer the investment bearing the lesser risk. Therefore, the higher the risk, the higher the expected return.

Cost of equity

To estimate the cost of equity, the Capital Asset Pricing Model (CAPM) was used. The CAPM (unadjusted) postulates that the cost of equity is equal to the return on risk-free securities plus an individual risk premium. The risk premium is the company's systematic risk (beta) multiplied by the market price of risk (market equity risk premium).

Risk-free rate

The premium offered by the 20-year US Treasury bond was used as an approximate return on a risk-free rate. The rates on longer bonds are generally considered to be a result closer to a risk-free rate, and although 30-year bonds exist, the rates on 20-year bonds do not reflect the additional demand for such longer bonds, which are the longest possible security term.

Beta

Beta was selected based on the analysis of betas of stocks of similar publicly traded companies. A beta coefficient of 1.0 implies that the company's return varies with the overall market. The betas of comparable companies were extracted from S&P Capital IQ. Our Company's unlevered beta is equivalent to the average beta of comparable companies.

Market equity risk premium

EY used a market risk premium of 6.0% in our return on equity estimate. This premium is estimated according to the return a long-term investor requires against other risk-free returns on a diversified portfolio of stocks of U.S. traded companies. Our premium considers historical realized returns for both the short term and long term estimates, recently published academic studies, and reflects the increased market volatility and uncertainties created by the coronavirus pandemic.

7.3 Macroeconomic analysis

Annual GDP (%)


1,1%
-4,3%
4,6%
1,5%
0,5%
1,7%
1,8%
1,9%
2019 2020 2021 2022 2023 2024 2025 2026

Annual inflation (%)


7,3%
23,1%
17,4%
12,1%
4,9%
4,2%
4,0%
3,9%
4,4%
4,5%
10,0%
8,1%
5,0%
3,4%
3,3%
3,3%
2019 2020 2021 2022 2023 2024 2025 2026
IPCA
IGP-M

Annual Selic (%)


5,9%
2,8%
9,3%
13,8%
10,5%
7,8%
7,5%
7,5%
2019 2020 2021 2022 2023 2024 2025 2026

Source: IBGE and Banco Central do Brasil

Macroeconomic Analysis

When performing a valuation of a business or its assets, it is important to understand the main economic trends of the country in which it operates. Considering that the Company is inserted in the Brazilian market, the main macroeconomic information is presented below. The analysis below refers to the Valuation Date of this work, according to information released by the Central Bank of Brazil (BACEN), Focus Bulletin, Getúlio Vargas Foundation (FGV), Oxford Economics and JP Morgan.

Economic activity

The Gross Domestic Product (GDP), ended 2021 at 4.6%. According to Bacen's expectations, until June 30, 2022 an average growth of 1.5% of the GDP is expected in 2022 and 0.5% in 2023.

Inflation

The official inflation index, IPCA (Brazilian Broad Consumer Price Index), was 10.0% in 2021. According to the market expectations presented by Bacen until June 30, 2022, the variation of the IPCA inflation index should reach 8.1% in 2022 and 5.0% in 2023. The General Market Price Index (IGP-M), calculated by FGV, closed 2021 at 17.4%. The expectations of the analysts of the Focus Bulletin is that this index will be 12.1% in 2022 and 4.9% in 2023. The increase in inflation has a direct impact on the electricity tariff, which is readjusted annually based on the variation of the IPCA registered in the period.

Monetary policy

Considering the base scenario, the balance of risks and the wide range of information available, the Monetary Policy Committee (Copom) unanimously decided to raise the basic interest rate to 13.25% p.a., in a meeting held on June 15, 2022. The Committee understands that this decision reflects its basic scenario and balance of risks of greater than usual variance for prospective inflation and is compatible with the convergence of inflation to the target in the relevant horizon, which includes calendar years 2022 and 2023.

The exchange rate closed the month of March 2022 at 5.24 BRL/USD. Market expectations point to average rates of 5.09 BRL/USD for 2022 and 5.10 BRL/USD for 2023.

Country-Risk

The index explains the difference in the daily performance of US and emerging country debt securities, and is an indicator of the financial health of the country in question. The index ended the month of March 2022 at 294 basis points, indicating a difference of 2.94 p.p. between the performance of Brazilian securities and that of American securities. The average of the last 6 months was 3.34 p.p. Source: Embi+, calculated by JP Morgan.

7.4 Comparable companies

Generation

Companies	Description
CPFL Energia S.A.	CPFL Energia S.A., through its subsidiaries, generates, transmits, distributes and sells electricity to residential, industrial and commercial customers in Brazil. The company generates electricity through wind, biomass, solar and hydroelectric plants. As of December 31, 2021, the company distributed electricity to approximately 10.2 million customers, had 336,053 kilometers of distribution lines that included 498,155 distribution transformers and 565 high to medium voltage transformer substations with a total transformer capacity of 19,178 MVA. It also has an installed capacity of 4,385 megawatts. The company was founded in 1998 and is headquartered in Campinas, Brazil. CPFL Energia S.A. is a subsidiary of State Grid Brazil Power Participações S.A.
Companhia Paranaense de Energia - COPEL	Companhia Paranaense de Energia - COPEL is involved in the generation, transformation, distribution, and marketing of energy to industrial, residential, commercial, and rural customers, among others, mainly in the State of Paraná, Brazil. COPEL is also involved in the distribution of piped natural gas. As of December 31, 2021, the company operated 20 hydroelectric plants, 30 wind plants and 1 thermoelectric plant with a total installed capacity of 5,957 megawatts and owned and operated 3,638 km of transmission lines and 204,957 km of distribution lines. It has concessions for electricity distribution in 394 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. Companhia Paranaense de Energia - COPEL was founded in 1954 and is headquartered in Curitiba, Brazil.
Engie Brasil Energia S.A.	Engie Brasil Energia S.A., together with its subsidiaries, generates and sells electricity in Brazil. The company operates 68 plants, including 11 hydroelectric plants, 4 thermoelectric plants, 49 wind plants, 3 biomass plants, 2 solar photovoltaic plants, 1 conventional thermoelectric plant, and 2 small hydroelectric plants in 21 states in Brazil. As of December 31, 2021, it had an installed capacity of 8,218.7 megawatts. The company also transports natural gas through 4,500 km of pipelines in the Southeast, Northeast, and North regions of Brazil. In addition, it is active in the manufacture, wholesale, retail, operation, and maintenance of solar panels. The company was formerly known as Tractebel Energia S.A. and changed its name to Engie Brasil Energia S.A. in July 2016. The company was incorporated in 2005 and is headquartered in Florianópolis, Brazil. Engie Brasil Energia S.A. operates as a subsidiary of ENGIE Brasil Participações Ltda.
AES Brasil Energia S.A.	AES Brasil Energia S.A., together with its subsidiaries, operates in the renewable energy generation business in Brazil. It generates electricity through hydroelectric, wind and solar sources. Its portfolio of assets has a total installed capacity of 4.5 GW, including 2,658.4 megawatts of hydroelectric power, 1,532.8 megawatts of wind power, and 295.1 megawatts of solar power. The company is headquartered in São Paulo, Brazil.
Centrais Elétricas Brasileiras S.A. - Eletrobras	Centrais Elétricas Brasileiras S.A. - Eletrobras, through its subsidiaries, operates in the generation, transmission and distribution of electricity in Brazil. The company generates electricity through hydroelectric, thermal, nuclear, wind and solar power plants. As of December 31, 2021, it owned and operated 32 hydroelectric power plants with a total installed capacity of 46,295.75 megawatts, 9 thermal power plants, including coal, oil and gas-fired power generation units, with a total installed capacity of 1,505 megawatts, and 2 nuclear power plants comprised of Angra I with an installed capacity of 640 megawatts and Angra II with an installed capacity of 1,350 megawatts. It also operates 66,556 kilometers of transmission lines. The company was incorporated in 1962 and is headquartered in Rio de Janeiro, Brazil.
Companhia Energética de Minas Gerais	Companhia Energética de Minas Gerais, through its subsidiaries, operates in the generation, transmission, distribution and commercialization of energy in Brazil. As of December 31, 2021, the company operated 70 hydroelectric, wind and solar plants with an installed capacity of 5,700 MW and with 545,706 km of distribution lines and 7,160 km of transmission lines. It is also active in the procurement, transportation, and distribution of gas and its by-products and derivatives, cloud solution supply, IT infrastructure, IT management and cybersecurity services, technology systems supply and operational management systems for utility concessions, telecommunications service provision, distributed generation, account services, cogeneration, energy efficiency, and supply and storage management activities. The company was incorporated in 1952 and is headquartered in Belo Horizonte, Brazil.

Source: Capital IQ

7.4 Comparable companies

Transmission

Companies	Description
Transmissora Aliança de Energia Elétrica S.A.	Transmissora Aliança de Energia Elétrica S.A. implements, operates and maintains electric energy transmission assets in Brazil. It operates 14,014 km of transmission lines, which include 11,685 km of transmission lines in operation and 2,329 km of lines under construction, as well as 100 substations with voltages ranging from 230 to 525kV. The company was founded in 2000 and is headquartered in Rio de Janeiro, Brazil.
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A. operates in the electric energy transmission business in Brazil. As of December 31, 2021, it had a total installed transformation capacity of 71.7 thousand MVA together with transmission lines of 19 thousand kilometers, 26.1 thousand kilometers of circuits and 131 substations. It operates in the states of Rio Grande do Sul, Santa Catarina, Paraná, São Paulo, Minas Gerais, Rondônia, Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, Maranhão, Piauí, Paraíba, Pernambuco, Alagoas, Espírito Santo, and Bahia. The company was incorporated in 1999 and is headquartered in São Paulo, Brazil.
Afluente Transmissão de Energia Elétrica S.A.	Afluente Transmissão de Energia Elétrica S.A. operates transmission lines and substations in Bahia, Brazil. It operates the substations of Tomba, Funil, Brumado II, Itagibai, Ford, Palo and Camacari in the state of Bahia with an installed capacity of 600 MVA and a transmission line of 489.1 kilometers. The company was incorporated in 2008 and is headquartered in Rio de Janeiro, Brazil. Afluente Transmissão de Energia Elétrica S.A. is a subsidiary of Neoenergia S.A.

Source: Capital IQ



8 Exhibits

Exhibits

Exhibit 1.1: CGT Eletrosul - P&L (2020-2034)

CGT Eletrosul - In BRL million	*Historical Financial Information*			*Projected Financial Information*												
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**	**Dec/34**
Gross revenue	2,988	3,660	2,154	2,238	2,800	2,807	2,256	2,273	2,348	2,426	2,041	2,108	2,178	2,226	2,276	2,351
Generation	1,426	1,729	998	539	1,117	1,159	604	624	645	666	688	711	734	735	736	760
Transmission	1,563	1,931	1,156	1,699	1,683	1,648	1,651	1,649	1,703	1,760	1,353	1,398	1,444	1,491	1,540	1,591
Deductions	(342)	(354)	(205)	(256)	(335)	(337)	(272)	(275)	(284)	(293)	(254)	(262)	(271)	(277)	(284)	(293)
Net revenue	2,646	3,307	1,949	1,982	2,465	2,470	1,984	1,999	2,065	2,133	1,787	1,846	1,907	1,949	1,992	2,058
Costs and expenses	(2,771)	(2,569)	(1,064)	(384)	(853)	(950)	(428)	(431)	(445)	(460)	(400)	(415)	(429)	(443)	(457)	(472)
Personnel and charges	(487)	(491)	(265)	(57)	(168)	(274)	(68)	(67)	(70)	(72)	(74)	(77)	(79)	(82)	(85)	(87)
Materials and producsts	(78)	(94)	(40)	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(139)	(174)	(115)	(27)	(82)	(134)	(30)	(34)	(33)	(34)	(35)	(37)	(38)	(39)	(40)	(42)
Other current expenses	(1,812)	(1,366)	(239)	(25)	(239)	(183)	(5)	(5)	(6)	(7)	(12)	(15)	(15)	(16)	(16)	(17)
Energy purchase	-	-	(193)	-	-	-	-	-	-	-	-	-	-	-	-	-
Transmission charges	(50)	(55)	(29)	(17)	(70)	(72)	(37)	(38)	(39)	(40)	(42)	(43)	(45)	(46)	(48)	(49)
Fuel	(60)	(186)	(66)	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transmission costs	-	-	-	(258)	(294)	(287)	(288)	(288)	(297)	(307)	(236)	(244)	(252)	(260)	(269)	(278)
CDE obligations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Construction costs	(144)	(202)	(116)	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	(125)	738	886	1,598	1,612	1,520	1,556	1,567	1,619	1,672	1,388	1,431	1,479	1,506	1,535	1,586
Depreciation and amortization	(236)	(233)	(116)	(94)	(99)	(118)	(141)	(158)	(164)	(165)	(166)	(167)	(168)	(169)	(171)	(172)
EBIT	(361)	505	770	1,504	1,514	1,402	1,415	1,409	1,455	1,508	1,222	1,264	1,310	1,337	1,365	1,414
Financial revenues	59	53	111	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	(381)	(352)	(143)	-	-	-	-	-	-	-	-	-	-	-	-	-
Revenues and expenses of equivalence	(64)	(8)	(17)	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating revenues and expenses	676	239	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	(71)	437	721	1,504	1,514	1,402	1,415	1,409	1,455	1,508	1,222	1,264	1,310	1,337	1,365	1,414
Current income tax and social contribution	(88)	(45)	(65)	(511)	(515)	(477)	(481)	(479)	(495)	(513)	(415)	(430)	(445)	(455)	(464)	(481)
Deferred income tax and social contribution	2,037	(100)	(161)	-	-	-	-	-	-	-	-	-	-	-	-	-
Tax incentive	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	1,877	291	495	993	999	925	934	930	960	995	806	834	865	882	901	933

Source: Management/ EY

Exhibit 1.1: CGT Eletrosul - P&L (2035-2049)

CGT Eletrosul - In BRL million	*Projected Financial Information*															
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**	**Dec/48**	**Dec/49**
Gross revenue	**2,351**	**2,304**	**2,054**	**2,037**	**2,104**	**2,140**	**1,947**	**1,790**	**1,825**	**1,718**	**609**	**565**	**473**	**363**	**74**	**76**
Generation	760	785	804	830	857	865	641	496	513	530	547	565	473	363	74	76
Transmission	1,591	1,519	1,251	1,207	1,247	1,275	1,306	1,294	1,312	1,188	62	-	-	-	-	-
Deductions	(293)	(290)	(265)	(265)	(273)	(279)	(243)	(213)	(218)	(207)	(91)	(87)	(78)	(59)	(8)	(8)
Net revenue	**2,058**	**2,014**	**1,789**	**1,772**	**1,831**	**1,861**	**1,704**	**1,577**	**1,608**	**1,511**	**518**	**478**	**395**	**304**	**66**	**68**
Costs and expenses	**(472)**	**(466)**	**(426)**	**(425)**	**(438)**	**(455)**	**(422)**	**(420)**	**(430)**	**(415)**	**(225)**	**(241)**	**(184)**	**(147)**	**(28)**	**(33)**
Personnel and charges	(87)	(90)	(93)	(96)	(101)	(109)	(88)	(91)	(94)	(97)	(100)	(117)	(89)	(80)	(14)	(19)
Materials and producsts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(42)	(43)	(44)	(46)	(48)	(52)	(42)	(43)	(45)	(46)	(48)	(56)	(43)	(38)	(7)	(9)
Other current expenses	(17)	(17)	(18)	(18)	(17)	(18)	(13)	(7)	(8)	(8)	(8)	(10)	(7)	(8)	(1)	(2)
Energy purchase	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transmission charges	(49)	(51)	(52)	(54)	(55)	(55)	(51)	(53)	(55)	(57)	(59)	(57)	(44)	(20)	(6)	(3)
Fuel	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transmission costs	(278)	(265)	(218)	(210)	(217)	(222)	(228)	(226)	(229)	(207)	(11)	-	-	-	-	-
CDE obligations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Construction costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	**1,586**	**1,548**	**1,363**	**1,347**	**1,392**	**1,406**	**1,282**	**1,157**	**1,178**	**1,096**	**293**	**238**	**211**	**157**	**38**	**35**
Depreciation and amortization	(172)	(173)	(174)	(176)	(177)	(179)	(180)	(182)	(183)	(185)	(187)	(189)	(190)	(183)	(107)	(104)
EBIT	**1,414**	**1,375**	**1,189**	**1,171**	**1,215**	**1,227**	**1,102**	**975**	**995**	**911**	**107**	**49**	**21**	**(26)**	**(68)**	**(69)**
Financial revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Revenues and expenses of equivalence	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating revenues and expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**1,414**	**1,375**	**1,189**	**1,171**	**1,215**	**1,227**	**1,102**	**975**	**995**	**911**	**107**	**49**	**21**	**(26)**	**(68)**	**(69)**
Current income tax and social contribution	(481)	(467)	(404)	(398)	(413)	(417)	(375)	(332)	(338)	(310)	(36)	(17)	(7)	-	-	-
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-	-	6	17	17
Tax incentive	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**933**	**907**	**785**	**773**	**802**	**810**	**727**	**644**	**656**	**601**	**70**	**32**	**14**	**(19)**	**(51)**	**(52)**

Source: Management/ EY

Exhibit 1.1: CGT Eletrosul - P&L (2050-2052)

CGT Eletrosul - In BRL million	*Projected Financial Information*		
P&L (In BRL million)	**Dec/50**	**Dec/51**	**Dec/52**
Gross revenue	-	-	-
Generation	-	-	-
Transmission	-	-	-
Deductions	-	-	-
Net revenue	-	-	-
Costs and expenses	-	-	-
Personnel and charges	-	-	-
Materials and producsts	-	-	-
Third-party services	-	-	-
Other current expenses	-	-	-
Energy purchase	-	-	-
Transmission charges	-	-	-
Fuel	-	-	-
Royalties	-	-	-
Transmission costs	-	-	-
CDE obligations	-	-	-
Construction costs	-	-	-
EBITDA	-	-	-
Depreciation and amortization	(87)	(66)	(44)
EBIT	(87)	(66)	(44)
Financial revenues	-	-	-
Financial expenses	-	-	-
Revenues and expenses of equivalence	-	-	-
Other operating revenues and expenses	-	-	-
EBT	(87)	(66)	(44)
Current income tax and social contribution	-	-	-
Deferred income tax and social contribution	22	16	11
Tax incentive	-	-	-
Net profit	(65)	(49)	(33)

Source: Management/ EY

Exhibit 1.2: CGT Eletrosul - FCFF

CGT Eletrosul - In BRL million	*Projected Financial Information*														
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**	**Dec/34**	**Dec/35**	**Dec/36**
Operating cash flow	**998**	**1,428**	**1,199**	**1,200**	**1,231**	**1,268**	**1,309**	**1,127**	**1,126**	**1,162**	**1,123**	**1,068**	**1,100**	**1,085**	**979**
(+) EBITDA	1,598	1,612	1,520	1,556	1,567	1,619	1,672	1,388	1,431	1,479	1,506	1,535	1,586	1,548	1,363
(-) Income taxes	(358)	(360)	(334)	(337)	(335)	(346)	(359)	(291)	(301)	(312)	(381)	(464)	(481)	(467)	(404)
(+/-) Change in working capital	(242)	176	13	(19)	(1)	(5)	(5)	30	(4)	(5)	(2)	(3)	(5)	4	20
Capex	(124)	(491)	(615)	(446)	(143)	(27)	(28)	(29)	(29)	(30)	(31)	(32)	(34)	(35)	(36)
Free cash flow to the firm (FCFF)	**873**	**938**	**584**	**754**	**1,089**	**1,241**	**1,281**	**1,098**	**1,097**	**1,132**	**1,092**	**1,036**	**1,066**	**1,050**	**943**

CGT Eletrosul - In BRL million	*Projected Financial Information*															
Cash Flow (In BRL million)	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**	**Dec/48**	**Dec/49**	**Dec/50**	**Dec/51**	**Dec/52**
Operating cash flow	**950**	**975**	**988**	**919**	**838**	**838**	**795**	**342**	**228**	**206**	**161**	**46**	**35**	**3**	**-**	**-**
(+) EBITDA	1,347	1,392	1,406	1,282	1,157	1,178	1,096	293	238	211	157	38	35	-	-	-
(-) Income taxes	(398)	(413)	(417)	(375)	(332)	(338)	(310)	(36)	(17)	(7)	-	-	-	-	-	-
(+/-) Change in working capital	2	(5)	(1)	12	12	(2)	9	85	7	2	4	8	1	3	-	-
Capex	(37)	(38)	(39)	(41)	(42)	(43)	(45)	(46)	(48)	(49)	(51)	(53)	(55)	(56)	(58)	(60)
Free cash flow to the firm (FCFF)	**914**	**937**	**949**	**878**	**796**	**794**	**750**	**295**	**180**	**156**	**110**	**(7)**	**(19)**	**(53)**	**(58)**	**(60)**

Source: Management/ EY

Exhibit 2.1: Energia Sustentável do Brasil S.A. (UHE Jirau) - Main Assumptions

Description

Founded in 2007, Energia Sustentável do Brasil S.A. ("Jirau") is the company responsible for the operation and commercialization of the energy potential of the Jirau Hydroelectric Power Plant. Signed in August 2008, the concession contract would initially last 35 years, however, through ANEEL's Order 921/2022, the deadline was extended until September 2045. The Jirau Hydroelectric Power Plant has an installed capacity of 3,750 MW.

Revenue

The revenues were projected according to the volume and price of the contracts in the ACR and ACL signed by Jirau. Contracts in the ACR represent 73.5% of the physical guarantee and total 1565 MW. Of this total, 1,356 MW are contracted until 2042 at an average price of BRL 153/MWh on the Valuation date and the other 209 MW are contracted until 2043 at an average price of BRL 177/MWh. The ACL contracts represent 26.5% of the physical guarantee, totaling 552 MW, and are contracted until 2042 at an average price of BRL 238/MWh, being adjusted annually by the IPCA in January.

The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 until the end of the projection, according to the average market estimate. It was considered the sale of all the uncontracted energy in the SPOT market at a rate of BRL 169/MWh. It is important to mention that Jirau has a hydrological risk renegotiation insurance for 1,312 MW (with coverage limited to a GSF of 92%) and type SP90 for 193MW (with coverage limited to a GSF of 90%) valid until 2027 and 2029, respectively.

On gross revenue there is incidence of PIS and COFINS, projected according to rates applicable to the Actual Profits method. In addition, P&D charges are projected with a 1.0% rate on revenues net of PIS/Cofins, CFURH and TFSEE.

In this way, projected net revenue averaged an annual growth of 2.8% over the projection.

Costs and Expenses

The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, O&M, personnel, materials, third-party services and others.

The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. The TFSEE was calculated considering a BETU of BRL 854.1/kW and a rate of 0.4%, applicable on installed capacity. The calculation of The CFURH considered a TAR of BRL 83.8/kW and a 7% rate, applicable on the physical guaranteed net of losses. Finally, TUST was calculated based on a BRL rate of 24/kW/month in 2022, reaching BRL 18.9/kW/month in 2024, stabilizing at this level until the end of the projection (this reduction is predicted due to changes in the regulatory scope and new perspectives of the sector, as informed by Management).

Jirau has energy purchase contracts until 2025 that total 181 MW and have an average price of BRL 145/MWh. In addition to these contracts, it was considered the purchase of energy in the SPOT market at a BRL rate of 169/MWh to face any projected energy deficits.

Other costs and expenses include expenses with personnel, materials, third-party services, UBP payments, among others, which were projected in line with the company's history and adjusted annually by the IPCA.

Thus, the average annual EBITDA margin projected for Jirau was 55.9%.

Income Tax

The projection of income taxes was based on the Actual Profits method, which Jirau is included.

Income taxes were projected according to current Brazilian tax legislation, observing the rate of 34%. The valuation considers the use of existing tax losses on the Valuation date, represented by deferred income tax recorded in the amount of BRL 2.2 billion, with the compensation of losses limited to 30% of the actual profit. Additionally, SUDAM's tax benefit was considered, which allows a 75% reduction in the IRPJ rate, valid until 2033.

Investments (CAPEX) and Depreciation

According to Management's expectations, a maintenance CAPEX was projected with the objective of maintaining the operational and maintenance level of the asset, which totaled BRL 680 million (in real terms) over the projective period and represented, on average, 1.0% of the NR throughout the projection.

Depreciation expenses for existing assets on the Valuation date and new investments were projected linearly at a rate of 3.8% per year. It is important to highlight that at the end of the projection is considered a residual balance of BRL 305 million referring to assets that were not fully depreciated throughout the concession, impacting cash flow in the last period.

Working Capital

The estimated working capital was based on the historical financial statements of Jirau. The balance sheet accounts were analyzed and classified as operational or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating income, costs and expenses, as applicable, and used in the projections.

Thus, working capital represented, on average, 4.4% of the NR over the projection.

Discount Rate

Cash flows were discounted to present value using a discount rate (WACC) of 10.2%, the details of which are presented on page 32 of this Report.

NOPs Adjustment

The asset accounts considered as NOP and added to Jirau's equity value were: Long-Term Tax Credits, Deferred Taxes (arising from temporary differences), Long-Term Advance Expenses, Judicial Deposits and Other Non-Current Assets. On the other hand, the liabilities accounts classified as NOP and subtracted from Jirau's equity value were: Provisions and Other Non-Current Liabilities.

Exhibit 2.2: Energia Sustentável do Brasil S.A. (UHE Jirau) - P&L (2020-2033)

Energia Sustentável do Brasil S.A. (UHE Jirau) - In BRL million	*Historial Financial Information*			*Projected Financial Information*											
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	2,979	3,097	1,706	1,752	3,807	3,919	4,028	4,161	4,298	4,452	4,586	4,738	4,894	5,069	5,222
Power supply - ACR	1,899	1,987	1,058	1,134	2,401	2,511	2,589	2,674	2,762	2,861	2,947	3,044	3,145	3,257	3,355
Power supply - ACL	1,062	1,107	525	618	1,326	1,396	1,440	1,487	1,536	1,591	1,639	1,693	1,749	1,812	1,866
Power supply - Short term	-	-	-	-	80	12	-	-	-	-	-	-	-	-	-
Other revenues	17	3	124	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(301)	(313)	(164)	(177)	(385)	(397)	(408)	(421)	(435)	(450)	(464)	(479)	(495)	(513)	(528)
Net revenue	2,678	2,784	1,542	1,575	3,422	3,523	3,621	3,740	3,864	4,002	4,122	4,258	4,399	4,556	4,693
Total costs	(1,469)	(1,374)	(825)	(810)	(1,331)	(1,172)	(1,190)	(1,270)	(1,335)	(1,404)	(1,452)	(1,502)	(1,551)	(1,603)	(1,655)
Transmission, connection, and distribution charges	(1,024)	(707)	(609)	(560)	(1,075)	(998)	(1,030)	(1,064)	(1,099)	(1,136)	(1,173)	(1,212)	(1,252)	(1,293)	(1,335)
Operation and maintenance services	(23)	(31)	(27)	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(74)	(237)	(145)	(244)	(249)	(170)	(154)	(201)	(231)	(263)	(275)	(286)	(295)	(306)	(315)
UBP	-	-	-	(6)	(8)	(5)	(5)	(5)	(5)	(5)	(5)	(4)	(4)	(4)	(4)
Other costs and expenses	(348)	(399)	(45)	-	-	-	-	-	-	-	-	-	-	-	-
Gross profit	1,209	1,410	717	765	2,091	2,350	2,431	2,470	2,528	2,598	2,670	2,757	2,848	2,953	3,039
Total expenses	(71)	(93)	(35)	(143)	(295)	(327)	(272)	(279)	(289)	(299)	(316)	(312)	(321)	(332)	(345)
Personnel	(32)	(29)	(15)	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(23)	(29)	(13)	-	-	-	-	-	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	(16)	(35)	(7)	(143)	(295)	(327)	(272)	(279)	(289)	(299)	(316)	(312)	(321)	(332)	(345)
EBITDA	1,138	1,316	683	622	1,796	2,023	2,160	2,191	2,240	2,299	2,354	2,444	2,527	2,621	2,694
Depreciation	(819)	(805)	(382)	(435)	(873)	(876)	(880)	(884)	(884)	(884)	(884)	(887)	(889)	(892)	(894)
Amortization	-	-	-	(13)	(26)	(26)	(26)	(26)	(25)	(22)	(22)	(22)	(22)	(22)	(22)
EBIT	319	511	301	174	896	1,121	1,254	1,281	1,331	1,392	1,448	1,535	1,616	1,707	1,778
Financial revenues / expenses	(783)	(802)	(428)	-	-	-	-	-	-	-	-	-	-	-	-
Financial expense of the grant payment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	(464)	(291)	(128)	174	896	1,121	1,254	1,281	1,331	1,392	1,448	1,535	1,616	1,707	1,778
Current income tax and social contribution	-	-	-	(26)	(137)	(171)	(191)	(195)	(203)	(212)	(221)	(234)	(246)	(260)	(271)
Deferred income tax and social contribution	155	97	43	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of goodwill and reversal PMIPL	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	(309)	(194)	(85)	147	760	950	1,062	1,085	1,128	1,180	1,227	1,301	1,369	1,446	1,507

Source: Management/ EY

Exhibit 2.2: Energia Sustentável do Brasil S.A. (UHE Jirau) - P&L (2034-2045)

Energia Sustentável do Brasil S.A. (UHE Jirau) - In BRL million	*Projected Financial Information*											
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**
Gross revenue	**5,394**	**4,658**	**4,767**	**4,910**	**5,072**	**5,239**	**5,427**	**5,590**	**5,775**	**6,260**	**6,403**	**4,947**
Power supply - ACR	3,466	3,580	3,708	3,820	3,946	4,076	4,222	4,349	4,493	727	-	-
Power supply - ACL	1,928	195	32	33	34	35	37	38	39	-	-	-
Power supply - Short term	-	883	1,026	1,057	1,092	1,128	1,168	1,203	1,243	5,532	6,403	4,947
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(546)	(471)	(482)	(496)	(513)	(530)	(549)	(565)	(584)	(633)	(647)	(500)
Net revenue	**4,848**	**4,187**	**4,285**	**4,414**	**4,559**	**4,710**	**4,878**	**5,025**	**5,191**	**5,627**	**5,755**	**4,447**
Total costs	(1,709)	(1,496)	(1,546)	(1,596)	(1,649)	(1,703)	(1,760)	(1,817)	(1,877)	(1,939)	(1,909)	(1,478)
Transmission, connection, and distribution charges	(1,379)	(1,425)	(1,472)	(1,520)	(1,571)	(1,622)	(1,676)	(1,731)	(1,788)	(1,847)	(1,908)	(1,478)
Operation and maintenance services	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(326)	(68)	(70)	(73)	(76)	(78)	(81)	(85)	(88)	(91)	-	-
UBP	(4)	(3)	(3)	(3)	(3)	(2)	(2)	(2)	(1)	(1)	(0)	-
Other costs and expenses	-	-	-	-	-	-	-	-	-	-	-	-
Gross profit	**3,139**	**2,691**	**2,739**	**2,818**	**2,911**	**3,007**	**3,118**	**3,208**	**3,314**	**3,688**	**3,846**	**2,968**
Total expenses	(357)	(370)	(384)	(395)	(409)	(435)	(440)	(456)	(473)	(491)	(412)	(319)
Personnel	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	-	-	-	-	-	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	(357)	(370)	(384)	(395)	(409)	(435)	(440)	(456)	(473)	(491)	(412)	(319)
EBITDA	**2,782**	**2,321**	**2,355**	**2,423**	**2,501**	**2,571**	**2,678**	**2,752**	**2,840**	**3,197**	**3,434**	**2,649**
Depreciation	(894)	(895)	(896)	(896)	(896)	(896)	(898)	(899)	(351)	(33)	(33)	(25)
Amortization	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(11)
EBIT	**1,865**	**1,404**	**1,437**	**1,504**	**1,583**	**1,652**	**1,758**	**1,831**	**2,467**	**3,142**	**3,379**	**2,613**
Financial revenues / expenses	-	-	-	-	-	-	-	-	-	-	-	-
Financial expense of the grant payment	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**1,865**	**1,404**	**1,437**	**1,504**	**1,583**	**1,652**	**1,758**	**1,831**	**2,467**	**3,142**	**3,379**	**2,613**
Current income tax and social contribution	(634)	(477)	(488)	(511)	(538)	(562)	(598)	(622)	(839)	(1,068)	(1,149)	(888)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of goodwill and reversal PMIPL	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**1,231**	**926**	**948**	**993**	**1,045**	**1,091**	**1,160**	**1,208**	**1,628**	**2,074**	**2,230**	**1,725**

Source: Management/ EY

Exhibit 2.3: Energia Sustentável do Brasil S.A. (UHE Jirau) - FCFF

Energia Sustentável do Brasil S.A. (UHE Jirau) - In BRL million	*Projected Financial Information*											
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Operating cash flow	749	1,609	1,867	1,995	2,052	2,092	2,144	2,192	2,265	2,341	2,425	2,492
(+) EBITDA	622	1,796	2,023	2,160	2,191	2,240	2,299	2,354	2,444	2,527	2,621	2,694
(-) Income Taxes	(19)	(96)	(120)	(134)	(137)	(142)	(149)	(155)	(164)	(172)	(182)	(190)
(+/-) Change in working capital	143	(91)	(34)	(28)	1	(1)	(2)	(3)	(11)	(7)	(8)	(6)
(-) UBP	3	0	(2)	(3)	(3)	(4)	(4)	(5)	(5)	(5)	(6)	(6)
Capex	(55)	(125)	(69)	(110)	(119)	(0)	(0)	(1)	(70)	(50)	(77)	(48)
Indemnification	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to firm (FCFF)	694	1,484	1,798	1,884	1,933	2,092	2,144	2,191	2,195	2,291	2,348	2,443

Energia Sustentável do Brasil S.A. (UHE Jirau) - In BRL million	*Projected Financial Information*											
Cash Flow (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**
Operating cash flow	2,364	2,024	2,007	2,052	2,111	2,167	2,241	2,301	2,133	2,092	2,232	1,993
(+) EBITDA	2,782	2,321	2,355	2,423	2,501	2,571	2,678	2,752	2,840	3,197	3,434	2,649
(-) Income Taxes	(444)	(334)	(342)	(358)	(377)	(393)	(418)	(436)	(712)	(1,068)	(1,149)	(888)
(+/-) Change in working capital	33	45	1	(4)	(4)	(1)	(8)	(3)	17	(23)	(42)	232
(-) UBP	(7)	(8)	(8)	(9)	(10)	(10)	(11)	(12)	(13)	(13)	(11)	-
Capex	(16)	(24)	(31)	(0)	(0)	(2)	(52)	(7)	(15)	(2)	-	-
Indemnification	-	-	-	-	-	-	-	-	-	-	-	305
Free cash flow to firm (FCFF)	2,348	2,000	1,976	2,052	2,111	2,165	2,189	2,294	2,118	2,091	2,232	2,298

Source: Management/ EY

Exhibit 3.1: Companhia Hidrelétrica Teles Pires (CHTP) - Main Assumptions

The assumptions described below refer to the projections of Companhia Hidrelétrica Teles Pires S.A. ("CHTP"), a wholly owned subsidiary of Teles Pires Participações S.A. ("TPP"). The value of non-operating assets and liabilities of TPP was added to the CHTP's equity value, obtained by discounted cash flow method and adjusted by TPP's interest in CHTP.

Description

Founded in 2010, CHTP is the SPE responsible for the construction, maintenance, operation and commercialization activities of the energy generated by the Teles Pires Hydroelectric Power Plant. The contract was signed in June 2011, lasting 35 years. According to the 2nd Amendment to the Concession Agreement, the deadline was extended until the end of January 2047.

The Teles Pires Hydroelectric Power Plant has an installed capacity of 1,807 MW and a physical guarantee of 939 MW. Considering the percentage of 2.39% of losses, the assured energy is 917 MW.

Revenue

The revenues were projected according to the volume and price of the ACR and ACL contracts signed by CHTP. ACR contracts last until 2047, represent 61% of the physical guarantee and total 576 MW, at an average price of BRL 114/MWh (price on the valuation date). ACR contracts have the price adjusted by the IPCA in April. The ACL contracts represent 33% of the physical guarantee and total 307 MW and, of this total, 131 MW are contracted until 2047, at an average price of BRL 179/MWh and 176 MW are contracted until 2036, at an average price of BRL 169/MWh. Such contracts have the price adjusted annually by the IPCA in January.

The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 until the end of the projection, according to the average market estimate. It was considered the sale of all the uncontracted energy in the SPOT market at the rate of BRL 169/MWh. It is noteworthy that CHTP has hydrological risk renegotiation insurance of type SP92 to 778 MW (with coverage limited to a GSF of 92%).

On gross revenue there is incidence of PIS and COFINS, projected according to rates applicable to the Actual Profits method. In addition, P&D charges are projected with a 1.0% rate on the revenue net of PIS and COFINS CFURH and TFSEE.

In this way, projected net revenues averaged an annual growth of 2.5% over the forecast.

Costs and Expenses

The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, O&M, personnel, materials, third-party service and others.

The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. These costs are obligations arising from the contract signed with the ONS and the power generating concessionaires.

The TFSEE was calculated considering a BETU of BRL 854.1/kW and a rate of 0.4%, applicable on installed capacity. The calculation of The CFURH considered a TAR of BRL 83.8/kW and a 7% rate, applicable on the physical guaranteed net of losses. Finally, TUST was calculated based on a tariff of BRL 16.7/kW/month in 2022, reaching BRL 11.7/kW/month in 2024, stabilizing at this level until the end of the projection (this reduction is forecasted due to changes in the regulatory scope and new perspectives of the sector, as informed by Management).

It was considered the purchase of energy in the SPOT market at a rate of BRL 169/MWh to face any projected energy deficits.

The other costs and expenses include expenses with personnel, materials, third-party services, UBP payments, among others, which were projected in line with the company's history and adjusted annually by the IPCA.

Thus, the average annual EBITDA margin projected for CHTP was 48.7%.

Income Tax

The projection of income taxes was based on the Real Profit method, in which CHTP is included. Income taxes were projected according to current Brazilian tax legislation, observing the 34% rate. The valuation considers the use of the existing tax losses in the valuation date, represented by deferred income tax recorded in the amount of BRL 257 million, with the compensation of losses being limited to 30% of the real profit. Additionally, SUDAM's tax benefit was considered, which allows a 75% reduction in the IRPJ rate, valid until 2026.

Investments (CAPEX) and Depreciation

According to the Management expectations, a maintenance CAPEX was projected with the objective of maintaining the operational and maintenance level of the asset, which totaled BRL 315 million (in real terms) over the projective period and represented, on average, 1.2% of the NR over the projection.

Depreciation expenses relating to existing assets on the valuation date and new investments were projected linearly at a rate of 3.1% per year. It is important to highlight that at the end of the projection is considered a residual balance of BRL 208 million referring to assets that were not fully depreciated throughout the concession, impacting cash flow in the last period.

Working Capital

The estimated working capital was based on the historical financial statements of CHTP. The balance sheet accounts were analyzed and classified as operational or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating income, costs and expenses, as applicable, and used in the projections.

Thus, net working capital represented, on average, -1.1% of the NR over the projection.

Discount Rate

Cash flows were discounted to present value using a discount rate (WACC) of 9.7%, the details of which are presented on page 32 of this Report.

NOP adjustments

The asset accounts considered as NOP and added to CHTP's equity value capital were: Securities, Deferred Taxes (arising from temporary differences), Judicial Deposits and Other Non-Current Assets. On the other hand, the liabilities accounts classified as NOP and subtracted from CHTP's equity value were: Provisions and Other Non-Current Liabilities. In addition, all TPP assets and liabilities recorded at the parent level were considered as NOP and added to/subtracted from CHTP's equity value adjusted by the TPP participation.

Exhibit 3.2: Companhia Hidrelétrica Teles Pires (CHTP) - P&L (2020-2033)

Companhia Hidrelétrica Teles Pires (CHTP) - In BRL million	*Historial Financial Information*			*Projected Financial Information*											
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	**950**	**990**	**525**	**525**	**1,084**	**1,102**	**1,116**	**1,174**	**1,173**	**1,176**	**1,213**	**1,253**	**1,294**	**1,341**	**1,381**
Power supply - ACR	503	522	278	290	617	647	667	689	712	738	760	785	811	840	865
Power supply - ACL	444	464	231	235	467	446	440	476	452	429	443	458	473	490	505
Power supply - Short term	-	-	-	-	-	8	9	9	9	10	10	10	10	11	11
Other revenues	2	5	15	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(157)	(157)	(97)	(53)	(109)	(111)	(113)	(119)	(118)	(119)	(122)	(126)	(131)	(135)	(139)
Net revenue	**793**	**833**	**428**	**472**	**974**	**991**	**1,003**	**1,056**	**1,055**	**1,057**	**1,091**	**1,126**	**1,164**	**1,205**	**1,242**
Total costs	(487)	(462)	(271)	(305)	(605)	(431)	(442)	(454)	(467)	(482)	(496)	(509)	(457)	(471)	(486)
Transmission, connection, and distribution charges	(293)	(316)	(165)	(193)	(410)	(315)	(325)	(336)	(347)	(358)	(370)	(382)	(395)	(408)	(421)
Operation and maintenance services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(163)	(111)	(89)	(80)	(38)	(27)	(28)	(29)	(30)	(31)	(32)	(33)	(34)	(36)	(37)
UBP	-	-	-	(8)	(10)	(7)	(6)	(6)	(6)	(6)	(6)	(6)	(5)	(5)	(5)
Other costs and expenses	(31)	(35)	(17)	(25)	(148)	(82)	(82)	(83)	(84)	(86)	(88)	(88)	(22)	(23)	(23)
Gross profit	**306**	**371**	**157**	**166**	**370**	**560**	**561**	**601**	**587**	**575**	**595**	**618**	**707**	**734**	**756**
Total expenses	(13)	(17)	(7)	(29)	(56)	(55)	(56)	(58)	(60)	(65)	(71)	(73)	(76)	(78)	(81)
Personnel	(4)	(4)	(3)	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(9)	(12)	(3)	-	-	-	-	-	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	(0)	(1)	(1)	(29)	(56)	(55)	(56)	(58)	(60)	(65)	(71)	(73)	(76)	(78)	(81)
EBITDA	**292**	**354**	**150**	**137**	**314**	**504**	**505**	**543**	**527**	**510**	**524**	**544**	**631**	**656**	**675**
Depreciation	(180)	(163)	(88)	(79)	(159)	(160)	(160)	(161)	(162)	(163)	(164)	(164)	(164)	(164)	(164)
Amortization	-	-	-	(3)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)
EBIT	**112**	**191**	**62**	**55**	**149**	**338**	**338**	**376**	**358**	**340**	**354**	**374**	**460**	**485**	**504**
Financial revenues / expenses	(180)	(120)	(105)	-	-	-	-	-	-	-	-	-	-	-	-
Financial expense of the grant payment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**(67)**	**70**	**(43)**	**55**	**149**	**338**	**338**	**376**	**358**	**340**	**354**	**374**	**460**	**485**	**504**
Current income tax and social contribution	-	-	-	(8)	(23)	(52)	(52)	(57)	(122)	(116)	(120)	(127)	(157)	(165)	(172)
Deferred income tax and social contribution	21	(27)	14	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of goodwill and reversal PMIPL	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**(46)**	**44**	**(29)**	**47**	**126**	**287**	**287**	**318**	**236**	**225**	**234**	**247**	**304**	**320**	**333**

Source: Management/ EY

Exhibit 3.2: Companhia Hidrelétrica Teles Pires (CHTP) - P&L (2034-2047)

Companhia Hidrelétrica Teles Pires (CHTP) - In BRL million	*Projected Financial Information*													
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**
Gross revenue	**1,427**	**1,474**	**1,522**	**1,445**	**1,493**	**1,542**	**1,597**	**1,645**	**1,700**	**1,756**	**1,819**	**1,873**	**1,935**	**167**
Power supply - ACR	894	923	956	1,327	1,371	1,416	1,466	1,511	1,560	1,612	1,670	1,720	1,777	153
Power supply - ACL	521	539	554	118	122	126	131	135	139	144	149	154	159	14
Power supply - Short term	12	12	12	-	-	-	-	-	-	-	-	-	-	-
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(144)	(149)	(154)	(146)	(151)	(156)	(161)	(166)	(172)	(177)	(184)	(189)	(195)	(17)
Net revenue	**1,283**	**1,325**	**1,369**	**1,299**	**1,342**	**1,387**	**1,436**	**1,479**	**1,528**	**1,579**	**1,635**	**1,684**	**1,740**	**150**
Total costs	(500)	(516)	(532)	(602)	(622)	(643)	(665)	(687)	(653)	(675)	(699)	(722)	(746)	(64)
Transmission, connection, and distribution charges	(435)	(449)	(464)	(480)	(495)	(512)	(529)	(546)	(564)	(583)	(602)	(622)	(642)	(55)
Operation and maintenance services	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(38)	(39)	(40)	(90)	(93)	(96)	(100)	(103)	(106)	(110)	(114)	(117)	(121)	(10)
UBP	(5)	(5)	(4)	(4)	(4)	(3)	(3)	(3)	(2)	(2)	(1)	(1)	(0)	-
Other costs and expenses	(23)	(23)	(23)	(28)	(30)	(32)	(34)	(36)	19	19	18	17	17	1
Gross profit	**782**	**809**	**837**	**697**	**720**	**743**	**771**	**792**	**875**	**903**	**936**	**962**	**993**	**86**
Total expenses	(84)	(86)	(89)	(92)	(95)	(98)	(102)	(105)	(108)	(112)	(116)	(120)	(123)	(69)
Personnel	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	(84)	(86)	(89)	(92)	(95)	(98)	(102)	(105)	(108)	(112)	(116)	(120)	(123)	(69)
EBITDA	**698**	**722**	**747**	**605**	**625**	**645**	**669**	**687**	**767**	**791**	**821**	**843**	**870**	**17**
Depreciation	(164)	(164)	(164)	(165)	(165)	(165)	(165)	(165)	(165)	(165)	(166)	(166)	(125)	(1)
Amortization	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(3)
EBIT	**528**	**552**	**576**	**434**	**453**	**473**	**497**	**515**	**595**	**619**	**648**	**670**	**738**	**13**
Financial revenues / expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial expense of the grant payment	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**528**	**552**	**576**	**434**	**453**	**473**	**497**	**515**	**595**	**619**	**648**	**670**	**738**	**13**
Current income tax and social contribution	(179)	(188)	(196)	(148)	(154)	(161)	(169)	(175)	(202)	(210)	(220)	(228)	(251)	(4)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of goodwill and reversal PMIPL	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**348**	**364**	**380**	**286**	**299**	**312**	**328**	**340**	**392**	**409**	**428**	**442**	**487**	**9**

Source: Management/ EY

Exhibit 3.3: Companhia Hidrelétrica Teles Pires (CHTP) - FCFF

Companhia Hidrelétrica Teles Pires (CHTP) - In BRL million	*Projected Financial Information*											
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Operating cash flow	**157**	**294**	**429**	**467**	**498**	**448**	**429**	**436**	**450**	**504**	**491**	**497**
(+) EBITDA	137	314	504	505	543	527	510	524	544	631	656	675
(-) Income taxes	(6)	(16)	(36)	(36)	(40)	(85)	(81)	(84)	(89)	(110)	(158)	(172)
(+/-) Change in working capital	22	(5)	(36)	1	(2)	11	4	1	0	(12)	(0)	0
(-) UBP	3	1	(2)	(3)	(3)	(4)	(4)	(5)	(5)	(6)	(6)	(7)
Capex	**(30)**	**(27)**	**(28)**	**(23)**	**(25)**	**(37)**	**(37)**	**(7)**	**(3)**	**(3)**	**(3)**	**(3)**
Free cash flow to firm (FCFF)	**127**	**267**	**401**	**444**	**473**	**412**	**392**	**430**	**447**	**501**	**488**	**494**

Companhia Hidrelétrica Teles Pires (CHTP) - In BRL million	*Projected Financial Information*													
Cash Flow (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**
Operating cash flow	**511**	**527**	**543**	**467**	**461**	**474**	**489**	**500**	**541**	**567**	**585**	**599**	**620**	**(12)**
(+) EBITDA	698	722	747	605	625	645	669	687	767	791	821	843	870	17
(-) Income taxes	(179)	(188)	(196)	(148)	(154)	(161)	(169)	(175)	(202)	(210)	(220)	(228)	(251)	(4)
(+/-) Change in working capital	0	0	0	19	1	1	1	1	(9)	1	1	1	3	(24)
(-) UBP	(8)	(8)	(9)	(10)	(11)	(11)	(12)	(13)	(14)	(15)	(16)	(17)	(1)	-
Capex	**(8)**	**(3)**	**(3)**	**(4)**	**(4)**	**(10)**	**(4)**	**(4)**	**(4)**	**(4)**	**(11)**	**(5)**	**(5)**	**208**
Free cash flow to firm (FCFF)	**503**	**523**	**539**	**463**	**457**	**464**	**485**	**496**	**537**	**562**	**574**	**594**	**615**	**196**

Source: Management/ EY

Exhibit 4.1: GPC method

Selected financial information

Selected Financial Information	Net revenue (NR)				EBITDA			
	12 months ended		6 months ended		12 months ended		6 months ended	
Company	Dec/20	Dec/21	Jun/21	Jun/22	Dec/20	Dec/21	Jun/21	Jun/22
Energia Sustentável do Brasil S.A. (UHE Jirau)	2,676,045	2,783,506	1,342,855	1,510,818	1,136,262	1,323,485	587,991	651,044
Teles Pires Participações S.A.	792,973	833,258	401,902	427,963	292,497	354,289	190,290	150,031

Exhibit 4.2: GPC method

Valuation under the GPC Method

Analisys by Guideline Public Company Method	EV/NR			EV/NR			EV/EBITDA			EV/EBITDA			EV - Weighted
		LFY			LTM			LFY			LTM		
Company	Multiple	NR	Weight	Multiple	NR	Weight	Multiple	EBITDA	Weight	Multiple	EBITDA	Weight	BRL thousand
Energia Sustentável do Brasil S.A. (UHE Jirau)	5.1x	2,783,506	0%	4.1x	2,951,469	0%	12.0x	1,091,579	0%	15.4x	1,110,888	100%	17,077,570
Teles Pires Participações S.A.	5.1x	833,258	20%	4.1x	859,319	20%	12.0x	311,115	30%	15.4x	297,611	30%	4,038,795

Exhibit 5.1: Financial information of GPCs

Generation

Financial information of comparable companies	Revenue growth (%)		EBITDA growth (%)		EBITDA margin (%)	
Comparable companies	LFY	LTM	LFY	LTM	LFY	LTM
Alupar Investimento S.A.	-14.76%	-23.69%	12.97%	1.64%	74.64%	77.37%
CPFL Energia S.A.	26.90%	26.03%	34.42%	38.51%	22.43%	25.02%
Engie Brasil Energia S.A.	2.30%	-4.35%	8.52%	4.97%	52.45%	57.76%
Centrais Elétricas Brasileiras S.A. - Eletrobrás	29.35%	29.99%	84.36%	57.83%	69.48%	63.83%
Empresa Metropolitana de Águas e Energia S.A.	18.32%	17.49%	-52.68%	-66.96%	14.82%	8.19%
Rio Paranapanema Energia S.A.	-7.19%	4.83%	-71.50%	-66.46%	33.10%	36.77%
Neoenergia S.A.	34.94%	31.26%	55.82%	52.24%	23.90%	26.90%

Exhibit 5.1: Financial information of GPCs

Generation

Comparable Companies	Identifier	Beta	Debt/Equity	Taxes	Unleveraged Beta
CPFL Energia S.A.	BOVESPA:CPFE3	0.76	66.55%	24.68%	0.51
Companhia Paranaense de Energia - COPEL	BOVESPA:CPLE6	0.85	59.09%	24.86%	0.59
Engie Brasil Energia S.A.	BOVESPA:EGIE3	0.60	57.75%	19.06%	0.41
AES Brasil Energia S.A.	BOVESPA:AESB3	0.73	50.50%	40.00%	0.56
Centrais Elétricas Brasileiras S.A. - Eletrobrás	BOVESPA:ELET6	0.88	86.25%	28.08%	0.54
Companhia Energética de Minas Gerais	BOVESPA:CMIG4	0.93	56.06%	22.37%	0.65
Average		0.79	62.70%	26.51%	0.54
Median		0.80	58.42%	24.77%	0.55

Source: EY based on Data from S&P Capital IQ, 2-year weekly series

Exhibit 5.2: Financial information of GPCs

Transmission

Financial information of comparable companies	Revenue growth (%)		EBITDA growth (%)		EBITDA margin (%)	
Comparable companies	LFY	LTM	LFY	LTM	LFY	LTM
Transmissora Aliança de Energia Elétrica S.A.	-2.51%	-11.16%	12.61%	3.02%	76.8%	80.2%
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	49.72%	47.65%	3.55%	1.40%	71.5%	65.0%

Exhibit 5.2: Financial information of GPCs

Transmission

Comparable Companies	Identifier	Beta	Debt/Equity	Taxes	Unleveraged Beta
Transmissora Aliança de Energia Elétrica S.A.	BOVESPA:TAEE11	0.57	54.72%	16.23%	0.39
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	BOVESPA:TRPL4	0.58	32.44%	20.00%	0.46
Afluente Transmissão de Energia Elétrica S.A.	BOVESPA:AFLT3	0.60	0.11%	40.00%	0.60
Average		0.60	50.21%	25.53%	0.44
Median		0.60	54.72%	24.46%	0.39

Source: EY based on Data from S&P Capital IQ, 2-year weekly series


EY
Building a better
working world



Centrais Elétricas Brasileiras S.A

Valuation of the total shareholder's equity of Centrais Elétricas do Norte do Brasil S.A., as of 30 June 2022.

November 23, 2022

Building a better working world

Building a better working world

Ernst & Young Assessoria Empresarial Ltda.
Av. Presidente Juscelino Kubitschek, 1909 Torre Norte - 10º floor
04543-011 - São Paulo - SP
Telephone: +55 11 2573-3000
www.ey.com.br

Centrais Elétricas Brasileiras S.A - Eletrobras
Rua da Quitanda, nº 196, Centro
Zip Code 20091-005
Rio de Janeiro - RJ - Brazil

Centrais Elétricas Brasileiras S.A ("Eletrobras") November 23, 2022

As requested by Centrais Elétricas Brasileiras S.A ("Eletrobras"), Ernst & Young Assessoria Empresarial Ltda. (hereinafter referred as "EY") is pleased to present the following report ("Report") covering the valuation analysis of the total shareholders' equity of Centrais Elétricas do Norte do Brasil (hereinafter referred as "Eletronorte" or "Company"), Eletrobras' direct subsidiary, as of 30 June 2022 (the "Valuation Date").

We understand that Eletrobras' management ("Management") will use this Report as a support to Eletrobras and Eletronorte' shareholders in the context of the approval of the Corporate Reorganization Proposal, regarding the merger, by Eletrobras, of 100% of Eletronorte share ("Merger of Eletronorte Shares"), in compliance with the requirements of Articles 137, 252 and 264 of Law 6.404/76 ("Brazilian Corporate Law"). Additionally, the results presented herein will not be used to define the share exchange ratio between Eletrobras and Eletronorte, a ratio that will be presented and justified in the Operation Protocol. We highlight that this Report has the sole purpose of the compliance with the Brazilian Corporate Law and should not be relied on for any other purpose. This English Report is a free translation of the Portuguese Report.

This Report includes the objective, scope, procedures and methodologies used, as well as the market and operational assumptions that involved the calculation of the estimate of the Company's fair value.

Our estimate of value should not be considered as a fairness opinion, or as an advice or recommendation to carry out a transaction involving Eletronorte or Eletrobras, or about the conditions of any transaction that may occur, or used for equity and debt funding, or any other purpose other than the compliance with the Brazilian Corporate Law. We understand that the final decision on any transaction involving Eletrobras, and on the conditions of an eventual restructuring of the Company, will be the responsibility of Eletronorte and Eletrobras' management and shareholders.

It is important to emphasize that we did not independently investigate, nor was any due diligence applied to the information provided by Management. As mentioned in our contract, our analysis is subject to the general limitations described in this Report. We assume that Management has consistently analyzed the factors that may impact the projections presented, as well as has not omitted any relevant information, which could significantly impact the result of our work.

We appreciate the opportunity to provide valuation services to Eletrobras and we remain at your disposal for any further assistance.

Carolina S. Rocha
Partner - Corporate Finance

Rafael Max
Partner - Corporate Finance

Index



1 Executive summary

1.1 Context

Merger of Shares

As part of the restructuring process of Eletrobras after the privatization, Management plans to perform the merger of shares of its subsidiaries Chesf, Furnas, Eletronorte, Eletrosul and Eletropar (together referred to as "Subsidiaries") and turn them into its wholly-owned subsidiaries.

The process of the merger of shares must follow the requirements of art. 252 and 264 of the Brazilian Corporate Law.

In accordance with article 264, *"in the merger of a controlled corporation into its controlling corporation, the justification presented to the Extraordinary General Shareholders' Meeting (EGM) of the controlled corporation shall contain, in addition to the information required by Articles 224 and 225, a calculation relating to the share exchange ratio of shares owned by the noncontrolling shareholders of the controlled corporation, based on the net value of the shares of both the controlling and controlled corporations, the assets and liabilities of both corporations being valued according to the same criteria and on the same date, at market prices, or according to another criteria indicated by the Brazilian Securities Commission (CVM) for publicly-held corporations."*

For the purposes of this Report, the valuation of the total shareholders' equity was considered as the other criteria to assess the value of the shares of both the controlling and controlled corporations.

Corporate Structure

Pre-restructuring corporate structure



Eletrobras
99.56%
99.58%
99.89%
99.66%
Furnas
Chesf
Eletrosul
Eletronorte
78.01% Common
21.99% Preferred
Shareholders
96.86% Common
3.14% Preferred
Shareholders
100% Common
Shareholders
100% Common
Shareholders

Post-restructuring corporate structure



Eletrobras
Eletrobras Shareholders
Merger of shares
Furnas
Chesf
Eletrosul
Eletronorte
78.01% Common
21.99% Preferred
Shareholders
96.86% Common
3.14% Preferred
Shareholders
100% Common
Shareholders
100% Common
Shareholders

1.1 Context

Company Description

Eletronorte is a privately held mixed-economy company which its main social object is the realization of studies, projects, construction, operation and maintenance of generating plants, substations and transmission lines. The Company's electricity generation operations have 4 hydroelectric plants and 2 thermal power plants (another 5 plants are not managed by Eletronorte) with an installed capacity of 9,965 MW. The Company also holds a shareholding in five (5) Specific Purpose Companies (SPE) for the generation and transmission of electricity. The transmission of alternating current energy is administered by the Company through a system composed of 10,000 km of transmission lines. See pages 17 and 18 for asset details.

In addition to the assets registered at the corporate level, Eletronorte has investments in hydroelectric and transmitting plants. See page 7 for details on the Company's corporate organization structure.

Objective

The purpose of this work is to present the valuation analysis of Eletronorte and its Invested Companies, as of the Valuation Date, in order to support Management and the shareholders in the context of the corporate restructuring process that will involve the merger of Eletronorte's shares by Eletrobras.

Scope of Work

- Discussion with Eletrobras executives and employees.
- Obtaining and analyzing historical and projective financial information of the Company and the Invested Companies;
- Analysis of the market in which Eletronorte and its Invested Companies participate;
- Calculation of discount rates that adequately reflect the risks inherent to the sector, which are used to discount the cash flows of the respective assets to their present value;
- Analysis of comparable companies to obtain operational parameters and market multiples;
- Development of valuation models based on the methods of Discounted Free Cash Flow (DCF), Market Cap, or Guideline Public Companies (GPCs). Page 8 presents details on the methodologies used;
- Estimate of the Fair Value of the Company and its Invested Companies as described above;
- Preparation of the report containing the description of the methodologies used, assumptions adopted and value estimates.

1.2 Corporate structure



Eletronorte¹
19.98%
Norte Energia S.A. (UHE Belo Monte)
24.50%
Companhia Energética Sinop S.A.
24.50%
Energética Águas da Pedra S.A. (UHE Dardanelos)
49.00%
Transnorte Energia S.A.
24.50%
Belo Monte Transmissora de Energia SPE S.A.
Hydroelectric Power Plants
Transmission

[1] Includes the concession contracts held directly by Eletronorte, at the level of the Parent Company. For asset details, see pages 17 and 18.

1.3 Methodology of valuation

Selected Valuation methodologies

In assessing the value of a company, three different approaches can be applied: Income Approach, Market Approach and Cost Approach. Each of these approaches can be considered as a valuation methodology, but the nature and characteristics of the company will indicate which approach or approaches are the most applicable. For the purpose of this work, we selected, according with the applicability and materiality, the Income Approach (Discounted Cash Flow - DCF) and the Market Approach (Guideline Public Companies Method, Market Capitalization or Transaction Value) to estimate a fair value indication of Eletronorte and the Invested Companies.

In general, the Cost Approach was not used since it does not properly capture the nature of the Company and its investee companies and their ongoing operations.

For the application of valuation methodologies, the value standard adopted was Fair Value. Fair Value is defined by IFRS 13 and CPC 46[1] as *"The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."* Note:

1. Brazilian Accounting Standards Committee - Fair ValueMeasurement

Criteria for the application of valuation methodologies

The DCF Methodology was selected for the valuation of Eletronorte (Controlled Company) and the closely held Invested Companies in which the book value of the investment on the Valuation Date was equal to or higher than BRL 278 million, according to the level of accounting materiality of Eletrobras, in accordance with the Sarbanes-Oxley Act. Additionally, the additional criteria for the applicability of this methodology were the access to detailed and reliable prospective financial and operating information provided by Management, for the Company and each of the Invested Companies.

For publicly-traded companies, for which the book value of the investment on the Valuation Date was equal to or higher than BRL 278 million, the Market Cap methodology was applied, provided that the stock met the following liquidity criteria on the valuation date: (i) Be part of some performance indicator of the shares traded at B3[2], or meet the following two criteria, simultaneously; (ii) Present a daily traded volume within the range of the traded volumes of the shares integrating B3's performance indicators; and (iii) Present a free float above 25%.

For assets that have gone through a privatization process, another transaction or are in the process of being sold, in the last 12 months, the fair value was assumed to be equivalent to the transaction value or purchase offer value.

The Guideline Public Companies Method (GPCM) was used for all companies within the scope of valuation. For companies already assessed using the DCF method, Market Cap, or Transaction Value, this methodology was used as reasonableness analysis for the estimated values. For the other companies, this method was adopted as the primary method of valuation.

2 Brazil Stock Exchange

	Methodology	Description
Income	Discounted Cash Flow	It measures the value of an asset or business by the present value of the net economic benefit (cash receipts minus cash expenses) to be received over its useful life.
Market	Multiples of Comparable Companies	Market Approach methodologies measure the value of an asset or business based on how much other buyers in the market have paid for the assets being valued or for assets or businesses that can be considered reasonably like those being valued.
	Market Cap	

1.4 Value conclusion

Value Composition (in millions of BRL)	
Enterprise Value | Eletronorte Parent Company	32,465
Non-operating assets (liabilities)	(13,119)
Net Cash (Net Debt)	(3,689)
Equity Value | Eletronorte Parent Company	15,657
Equity Valeu of Invested Companies	3,643
Equity Value | Consolidated	**19,300**

Value per share	Amount (thousand)	Unit Value
Common	154,094	BRL 125.25

Source: EY / Management

Invested Companies	% Share	Fair Value
Transnorte Energia S.A.	49.00%	2
Energética Águas da Pedra S.A. (UHE Dardanelos)	24.50%	297
Norte Energia S.A.	19.98%	2,240
Belo Monte Transmissora de Energia SPE S.A.	24.50%	863
Companhia Energética Sinop S.A.	24.50%	241
Total		**3,643**

Based on the analysis of the rights and benefits of each of the classes of shares and the history of payment of dividends per class of share, it was concluded that there is no economic differentiation between the common and preferred shares of Eletronorte.

The Company's fair value, consolidated, represents the fair value of Eletronorte Parent Company plus the fair value of its Invested Companies, as described throughout this Report.

This estimate of value does not consider possible contingencies, insufficiencies, or supervening assets or liabilities that are not recorded in the Company's equity position, as provided by Management. Because of this, the results presented do not consider their effect, if any.

Conclusion

Based on the information analyzed, the assumptions and the limitations described in this Report, our Valuation resulted in a fair value estimate of BRL 19,300 million to 100% of Eletronorte' shareholders' equity as of June 30, 2022.



2 Market analysis

2.1 Industry overview

The global energy market

The global energy market is composed of large companies with a high degree of verticalization, where few countries are self-sufficient in their production, and even Japan and the United States, considered developed countries, annually import significant amounts of energy.

The global power sector has undergone a considerable change in its composition, a trend that should continue in the medium and long term. Among the highlights, between the years 1990 and 2020, the retraction of the participation of coal-fired generation and the expansion of the participation of natural gas, wind and solar energy are the most evident movements. As for the other segments, although they have not presented significant changes in their participation, nuclear and hydraulic generation have maintained a substantial representation in the composition of the world's energy matrix. Thus, the main energy sources in the world are, respectively: coal (33.8%), natural gas (22.8%), hydro (16.8%), nuclear (10.1%), solar and wind (9.5%), oil (4.4%) and other renewables (2.7%).

According to the IEA (International Energy Agency), after falling by about 1% in 2020, global electricity demand is set to grow again in 2021, outpacing the increase in low-emission generation, even in another record year for renewables. This is leading to increased output from coal-fired power plants to meet demand, especially in Asia. Natural gas demand is expected to recover more quickly, driven mainly by an increase in industrial use.

Brazilian energy market

The Energy Sector in Brazil is composed of different industries and types of power plants, depending on the type of energy resource used for generation. Most of the power generation is concentrated in hydraulic sources due to Brazil's geo-climatic characteristics, for its territorial extension, hydrographic basins and different rainfall regime for each region. The hydraulic matrix represented 63.8% of electricity generation in the country in 2020. The natural gas, wind and biomass-based electric energy matrices had similar participation in 2020, varying between 8.6% and 9.2%. In recent years, the two big highlights in terms of growth rate were the wind and solar generation segments, with the latter only starting to have some relevance in Brazilian electricity generation in 2017, but with exponential growth and good prospects since then.

Such an important and strategic sector for the Brazilian economy is regulated by government agencies responsible for energy policy and centralized operation. The role of the National Electric Energy Agency (ANEEL), the National Electric System Operator (ONS), and the Electric Energy Trading Chamber (CCEE) are highlighted in this performance. In Brazil, the energy sector is composed of energy generation, transmission, and distribution companies, and there are also the so-called energy traders that intermediate contracts for the purchase and sale of electricity.

The Brazilian energy sector is composed of important companies of national and foreign capital. In recent years there has been an expansion of electricity generation in Brazil, with greater diversification of generating sources, with wind and solar generation gaining market share. The hydroelectric and thermoelectric plants remain as the main sources of energy in the country and the largest companies in the sector (according to installed capacity) are: Eletrobras, Engie, Itaipu, Petrobras, CTG, Copel, Cemig, CPFL, Enel and AES.

2.1 Industry overview

Generation

In Brazil, most of the energy generation is concentrated in hydraulic sources, due to the country's geo-climatic characteristics, for its territorial extension, hydrographic basins and differentiated rainfall regime for each region. Water constitutes the most important energy resource, characterizing an important source of renewable energy in Brazil, in view of the country's great hydraulic potential. Hydroelectric power is the obtaining of electrical energy by harnessing the hydraulic potential of a river. The energy efficiency of hydroelectric plants is quite high, around 95.0%. Important hydrographic basins with utilization by the energy sector in the country are those of the São Francisco and Paraná rivers. The North region is also highlighted by its great potential for electricity generation through hydroelectric plants.

Energy Consumption is directly related to the performance of economic activity. Between the period from 2007 to 2021, the average annual growth rate was 2.1%, increasing consumption from 377,030 GWh to 500,209 GWh, a total expansion close to 32.7%. It is worth noting that the period was marked by the subprime crisis and by the recession in the domestic market, reducing energy consumption and the annual average for the period. The main segments demanding energy in 2020 in Brazil are, by relevance, the industrial segment (36.3%), followed by the residential (30.2%), commercial (17.4%) and others (16.1%).

According to the National Electric System Operator (ONS), electricity generation in the National Integrated System (SIN) in 2021 totaled 602.0 thousand GWh (including hydro, nuclear and conventional thermal, wind and solar energy), which meant a 5.2% growth compared to the same period of the previous year, due mainly to the strong growth in wind and hydro power generation.

In January 2022, the generation of electric energy in the National Integrated System (SIN) totaled 53.7 thousand GWh, which meant an expansion of 1.0% in relation to the same period in 2021. The segment that presented the greatest retraction in the period was thermal, with -27.2%, followed by wind power, with -18.7%. However, the segments that showed the highest growth in the period were, respectively: solar 59.8% and hydraulic 10.9%.

For 2022, Lafis projects an expansion of 1.2% in the consumption and 1.8% in the generation of electric energy. For this scenario were considered, the maintenance of the growth of the electric energy free market, the recovery of the commercial consumption, and the maintenance of the growth trend in the residential segment.

Also, according to Lafis, the three-year period from 2023 to 2025 will be a period of resumed economic growth interrupted by the Covid-19 crisis. Considering that there is a resumption of the economic agents' confidence, a fertile ground for sector expansion can be observed. Thus, considering the scenario described above, Lafis has projected an average growth of 2.8% in the generation and 2.5% in the consumption of electric energy, reaching in 2025 a level of 688 thousand GWh and 560.5 thousand GWh, respectively.

Total energy generation in Brazil - EPE (GWh)


1,4%
-1,4%
5,2%
1,2%
2,8%
2,7%
2,4%
2,5%
593.638
584.413
601.976
613.000
633.000
651.000
669.000
688.000
2019
2020
2021
2022 (P)
2023 (P)
2024 (P)
2025 (P)
2026 (P)

Fonte: Ministério de Minas e Energia/EPE/ONS/COMEX/ANEEL. Estimativa e projeções: Lafis/Abril 2022

2.1 Industry overview

Generation and Marketing

Electricity generation by hydraulic source in Brazil - (GWh) - (%)


5,9%
-2,6%
7,3%
-0,4%
359.743
380.911
370.906
397.877
396.327
2016
2017
2018
2019
2020
Hydraulics
Growth

Number of Suppliers and gross margin - (%)


19% 18% 24% 20% 19% 19% 10% 9% 8% 6% 5% 5% 5% 5%
48 684 55 653 70 666 93 940 113 1101 147 1587 151 1805 163 1864 171 1826 191 4062 219 5013 270 5819 341 7057 420 8670
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Number of retailers
Gross margin trade
ACL Consumers (Free+special)

According to ANEEL, 67% of the energy generated in the country in 2021 and 62.48% of the installed capacity came from plants powered by the force of rivers. In Brazil today there are 739 hydroelectric generating plants (CGHs), 425 small hydroelectric plants (PCHs) and 219 hydroelectric power plants (UHEs), which are responsible for 109.3 gigawatts (GW) of installed capacity in operation. Three of the plants in the country are among the ten largest on the planet - Itaipu Binacional (14,000 MW, shared between Brazil and Paraguay), Belo Monte (11,233 MW) and Tucuruí (8,370 MW). In 2020, the energy generated in Brazil from hydraulic sources was 415,483 GWh. It is worth noting that energy generated from water is renewable and guarantees a secure supply, but the high dependence on hydropower subjects the system to vulnerability in the generation of energy during periods of low rainfall. Thus, the reduction of rainfall in some regions can lead to increased costs for the generators that operate hydroelectric plants.

During the last few years, the power trading segment has grown significantly, both in volume of energy traded and in number of new entrants.

Period from 2017 to 2020 was marked by the entry of generation projects in the ACL with low break-even price (more favorable exchange rate and capex) with lower prices charged for sale to end customers.

According to CCEE, commercial relations in the current model of the Brazilian electricity sector are established in the Regulated Contracting Environment (ACR) and in the Free Contracting Environment (ACL). In the Short-Term Market, the differences between the amounts generated, contracted and consumed are accounted for and settled.

2.1 Industry overview

Distribution

The electric power distribution sector in Brazil is fully regulated and is characterized by the need for large investments in view of the size of the country and the territorial dispersion of its population. In this context, this regulation is important to ensure that supply is increasingly adjusted to specialized demand.

The regulatory mechanisms for distribution companies are basically: the periodic tariff review, calculated using the asset base provided by the distributor and the return on capital; and the annual tariff adjustment, which is basically a monetary correction of the practiced tariffs, less a factor of expected efficiency gain, the so-called X Factor.

The current model also determines that the purchase of electricity by the distributors in the ACR always occurs by means of auctions, observing the criteria of lowest tariff and aiming to reduce the cost of electricity acquisition to be passed on to the consumers' tariff.

In 2020, electricity consumption in Brazil showed a retraction compared to 2019 in all segments, except for the residential segment. The drop in consumption is related to the effects on economic activity caused by the Covid-19 crisis that severely affected energy consumption, especially in the second quarter of the year, considering the social distancing policies to combat the virus, and to the lower use of air conditioning in 2020, considering that temperatures were milder at the beginning of this year.

Lafis considers in its economic scenario that the three-year period from 2024 to 2026 will be a period of continued economic growth that was interrupted by the Covid-19 crisis. If the confidence of economic agents is restored, there is fertile ground for sector expansion.

According to the Distribution Development Plan (PDD), between 2021 and 2023, BRL49.2 billion will be invested in electricity distribution in Brazil, of which BRL32.64 billion will be for network expansion, BRL18.27 billion for improvement, and another BRL9.4 billion for renovation.

In the triennium, considering the categories of electricity consumption, what is expected is a generalized growth, with a better level of industrial, commercial and residential activity, in line with macroeconomic indicators, especially indicators of income, employment, interest and aggregate production.

Thus, considering the scenario described above, Lafis projected an average growth of 2.8% in electricity generation and 2.5% in consumption, reaching a level of 686 thousand GWh and 558.5 thousand GWh in 2026, respectively.

National Consumption of Electric Energy-EPE (GWh)-(Variation)



1,40%
-1,40%
5,20%
1,20%
2,40%
2,70%
2,40%
2,50%
2019
2020
2021
2022 (P)
2023 (P)
2024 (P)
2025 (P)
2026 (P)

2.1 Industry overview

Transmission

National Electricity Transmission Market (in billions of US$) - 2021 – 2026


2026 (P) 104
2025 (P) 102
2024 (P) 100
2023 (P) 98
2022 95
2021 89

Fonte: Global Market Model

Annual Allowed Revenue (in billions of BRL) - 2015 to 2023


2022-2023 40
2021-2022 32
2020-2021 31
2019-2020 26
2018-2019 24
2017-2018 24
2016-2017 14
2015-2016 12

National electric power transmission sector

Electricity transmission is responsible for transporting large volumes of electricity from the generating units to the distributors, operating lines with voltage higher than 230 thousand volts. In Brazil, since 2010, the transmission lines have expanded significantly, reaching 172,864 kilometers by 2022, which represents an average annual expansion of 5.0% per year. This service is offered by independent companies, which through transmission auctions acquire the right to install and operate substations and transmission lines.

The expansion of the National Interconnected System (SIN) is planned based on the Programa de Expansão da Transmissão de Energia Elétrica - PET, prepared by the Empresa de Pesquisa Energética ("EPE"), covering a five-year horizon, and on the Plano de Ampliação e Reforços da Rede Básica - PAR, developed annually by ONS, for a three-year period. These plans show the transmission lines and substations that will be built or reinforced to provide better electricity transmission services through the Basic Grid.

Transmitters sign contracts with generating agents, distributors, transmitters and with the National Operator of the Electric System (ONS), responsible for managing the transmission services in Brazil, which includes remunerating the transmitters through the Annual Allowable Revenue - RAP. The load forecast data for the Annual Energy Operation Planning - 2022 Cycle (2022-2026). For the period 2022-2026, the expectation is an average load growth of 3.4% per year. In 2022, the projection is for a 2.7% increase, considering a 1.3% increase in the Gross Domestic Product - GDP.

In the year 2022, the value of the Brazilian market in the electric power sector was $95.0 billion, with a progression of 6.8% in relation to the previous year. The growth is justified by the recovery of electricity generation and consumption after the critical period of the Covid-19 crisis.

The BRL 7.85 billion increase in revenue in the 2022-2023 cycle can be explained by the readjustment index foreseen in the concession contracts, the expansion of the transmission system, with 23 new contracts coming into operation, and the improvements authorized. Also in this group are the effects of the concessionaires' revenue reviews.

Source: Agência Nacional de Energia Elétrica (ANEEL), Empresa de Pesquisa Energética (EPE)

3 Valuation analysis of Eletronorte | Parent Company

3.1 Overview

Eletronorte | Parent Company

BRL 5.20 bi

Net Revenue as of June 30, 2022

BRL 1.23 bi

Earnings Before Interest and Taxes as of June 30, 2022

BRL 21.14 bi

Shareholders' Equity as of June 30, 2022

9,879 MW

Installed generation capacity - own plants

Registered Assets - Energy Generation | Parent Company Level

Eletronorte owns 5 hydroelectric plants and 2 thermoelectric plants, whose concessions are 100% owned by Eletronorte (Parent Company Level). The list of generation assets considered at the Parent Company Level is presented below:

Power Plant	Installed Capacity (MW)	Physical guarantee (MWavg)	Concession end date
Hydroelectric power plants			
Tucuruí	8,535	3,995.5	Jun/52
Curuá-Una	43	30.4	Jun/52
Samuel	217	92.7	May/35
Coaracy Nunes	78	62.2	Jun/52
Balbina	250	132.3	Mar/27
Thermoelectric power plants			
Anamã [1]	-	-	-
Anori [1]	-	-	-
Caapiranga [1]	-	-	-
Codajás [1]	-	-	-
Aparecida	166	150.0	Jul/30
Mauá - 3	591	507.2	Nov/30
Senador Arnon Afonso Farias de Mello [2]	-	-	Nov/30

[1] Assets added from the Amazonas GT incorporation in jul/2021. Currently the operation of these plants are not managed by Eletrobras.
[2] Lending agreement with the distribution company Roraima Energia. Currently the operation of these plants is not managed by Eletrobras.

Source: Financial Statements/ Management

Based on the information provided by Management, no new capacity expansion projects were considered during the projection period, nor were the renewal of concessions that had not been contracted.

3.1 Overview

Eletronorte | Parent Company

13 contracts

Eletronorte exclusive transmission concession contracts

10.0 thousand km

Extension of Eletronorte's own transmission network

Registered Assets - Transmission | Parent Company Level

Eletronorte has 10.000 km of transmission lines. The transmission concession contracts of Eletronorte (Parent Company level) are detailed below:

Contract	Transmission line	State	Concession period
014/2012	LT Lechuga - Jorge Teixeira, C3, 230 kV, SE Lechuga, 230/138 kV 3x150 MVA	AM	30 years
013/2011	SE Nobres em 230/138 kV	MT	30 years
012/2011	SE Miramar em 230/69 kV, SE Tucuruí em 230/138 kV	AM/RR	30 years
004/2011	SE Lucas do Rio Verde 230/138 kV	MT	30 years
009/2010	LT Jorge Teixeira - Lechuga (ex-Cariri) - 230 kV	AM	30 years
022/2009	LT Porto Velho - Abunã - Rio Branco - C2 - 230kV	RO, AC	30 years
021/2009	LT Jauru - Vilhena - Pimenta Bueno - Ji-Paraná - Ariquemes - Samuel - Porto Velho - C3 - 230kV	MT, RO	30 years
012/2009	Estação Retificadora nº 01 CA/CC - 500/±600 kV - 3150 MW, Estação Inversora nº 01 CC/CA ±600/500 kV - 2950 MW	RO, SP	30 years
010/2009	SE Coletora Porto Velho 500/230kV, 2 Estações Conversoras CA/CC/CA Back-to-Back 400MW, LT Coletora Porto Velho - Porto Velho - C1 e C2 - 230kV	RO	30 years
002/2009	SE Miranda II - 500/230 kV (450 MVA)	MA	30 years
001/2009	LT Ribeiro Gonçalves - Balsas - 230 kV, SE Ribeiro Gonçalves - 500/230/69 kV, SE Balsas 230/69 kV	PI, MA	30 years
007/2008	LT São Luís 2 - São Luís 3 230kV, SE São Luís 3 230/69kV	MA	30 years
058/2001	Several projects	PA, MA, PI, TO, MT	30 years

Source: Financial Statement/ ANEEL Transmission Contracts

Based on the information provided by Management, no new capacity expansion projects were considered during the projection period, nor were the renewal of concessions that had not been contracted.

3.2 Historical financial information

Eletronorte Parent Company IS (thousands of BRL)[1]	Dec-20	Dec-21	Jun-22
Gross Revenue	6,147,232	10,949,414	6,645,620
Sales Tax	(1,170,280)	(2,096,827)	(1,437,952)
Net Revenue	4,976,952	8,852,587	5,207,668
Operational Costs	(2,198,334)	65,629	(2,158,211)
Gross Profit	2,778,618	8,918,216	3,049,457
General and Administrative expenses	(801,365)	(722,204)	(1,796,708)
Others (Revenue) Expenses	971,325	312,819	-
Equity equivalence result	133,135	436,062	(14,946)
EBIT	3,081,713	8,944,893	1,237,803
Financial revenue (expenses)	(44,855)	636,653	(676,077)
Non-operational results	358,119	-	1,619,295
EBT	3,394,977	9,581,546	2,181,021
IR&CSLL	(977,154)	(2,219,908)	(647,011)
Net Profit	2,417,822	7,361,638	1,534,010

Financial Indicators	Dec-20	Dec-21	Jun-22
Growth of NR	n/a	77.90%	17.80%
Margin EBIT	61.90%	101.00%	23.90%
Margin EBT	68.20%	108.20%	42.00%

Source: Financial Statements/ Management
[1] Adjustments were made to some accounts in the audited financial statements for presentation and margin calculation purposes.

Summary of the historical financial information

The Management provided Eletronorte information on the Valuation Date, which was analyzed with the purpose of understanding the trends of the Company's operational indicators.

Income Statement ("IS")

The net revenue in December 2021 showed an increase of 77.9% over the 2020 net revenue mainly due to the increase of (i) BRL 1.5 billion in income from power supply regarding the incorporation of Amazonas Geração e Transmissão de Energia S.A, (ii) BRL 510 million in revenues from Albras and (iii) BRL 660 million from the sale of energy on the short term market.

In this same period, there was a cash inflow referring to the renegotiation of the hydrological risk that resulted in positive operating costs. Specifically, this positive variation refers to the result in the electric energy purchased for resale, in the amount of BRL 2.8 billion, due to the recovery of costs with the repactuation of hydrological risk - GSF in the amount of BRL 3.0 billion, regarding to the extension of the concession for Tucuruí, Samuel and Curuá-Una hydroelectric power plants. The recognition of these positive values in the Company's costs resulted in an EBIT higher than the net revenue for the period, which took the EBIT margin to the 101.0% level.

The annualized net operating revenues for the first semester of 2022 showed an increase of 17.8% compared to the previous year, as a result, (i) of the execution of new concession contracts for the generation of energy in substitution of the contracts that fall under art. 2 of Law nº 14.182/2021, in the scope of the Eletrobras privatization process, and (ii) of the ANEEL Transmission Auction nº 1/2022, in which the Company won a concession of energy transmission.

However, there was a more than proportional increase in the operating costs for the period, reflecting the R$ 1.3 billion increase in fuel costs for energy production at UTE Mauá 3, which contributed to the EBIT margin decrease in the period to 23.9%.

3.2 Historical financial information

Eletronorte Parent Company Balance Sheet (Thousands of BRL)[1]	Dec-20	Dec-21	Jun-22
Cash and Cash equivalents	1,145	33,529	322,160
Accounts receivable from customers - ST	709,868	1,888,012	1,930,974
Inventory	83,482	127,900	137,926
Bonds and securites - ST	1,239,589	3,064,153	2,244,325
Tax Credit - ST	5,258	194,705	313,007
Contractual Assets of the Concession - ST	1,665,948	1,246,665	1,298,029
Derivative Financial Instruments - ST	317,443	690,333	527,232
Deferred Taxes and Social Contributions - ST	189,526	37,485	208,484
Dividends Payable (Remuneration of equity interests)	-	-	72
Accounts receivable from loan transactions - ST	38,207	44,101	-
Other Current Assets	375,603	382,030	349,380
Current Assets	4,626,069	7,708,914	7,331,589
Accounts receivable from customer - LT	-	1,035,578	501,677
Bonds and securites - LT	103	110	113
Tax Credit - LT	39,236	64,668	204,155
Contractual Assets of the Concession - LT	8,199,109	9,365,825	9,708,346
Derivative Financial Instruments- LT	310,100	653,022	526,570
Deferred Taxes and Social Contributions - LT	387,462	176,828	-
Judicial Deposits	151,761	258,918	229,999
Others Non-current Assets - LT	258,444	735,094	791,209
Non-current Assets	9,346,215	12,290,043	11,962,069
Investments	5,299,739	3,841,526	3,791,203
Fixed Assets	5,342,245	7,687,039	4,521,989
Intangible	121,548	2,971,930	28,899,558
Fixed Assets	10,763,532	14,500,495	37,212,750
Total Assets	24,735,816	34,499,451	56,506,408

Source: Financial Statements/ Management

[1] Adjustments were made to some accounts in the audited financial statements for presentation and margin calculation purposes.

Balance Sheet ("BS") - Assets

Analyzing the historical performance of the Eletronorte's asset accounts, there is a variation of 39% in the total assets of the Company between 2020 and 2021, going from BRL 24.7 billion to BRL 34.5 billion, followed by a variation of 64% in the first semester of 2022 in relation to 2021, reaching BRL 56.5 billion.

In December 2021 there was a significant increase in accounts receivable from customers and contractual assets of the concession . The increase in accounts receivable from customers, from BRL 709 million to BRL 1.9 billion, was the result of the increase in the supply of energy when compared to the same period of 2020 due, mainly, to annual readjustments of energy prices and the increase in the level of energy dispatch requested by ONS for the Mauá 3 and Aparecida thermoelectric plants. The increase of the contractual assets of the concession , around 7.6%, was the result of the re-measurement of the concession assets related to the RBSE and by the reprofiling of the financial component of the RBSE, which generated an increase in the payments flow forecast for the cycles after 2023 until the 2027/2028 cycle, preserving the remuneration at the cost of equity for the RBSE. Additionally, in the 2021/2022 cycle ANEEL recognized, besides the correction by the IPCA, the remuneration of RBSE by the cost of equity.

In 2022 there was a significant increase in the Company's intangible assets, from BRL 3.0 billion to BRL 28.9 billion, mainly due to the signing of new concession contracts for the generation of electric energy in substitution of the concession contracts in effect for the hydroelectric plants contemplated by Law 14.182/2021. This law conditioned the privatization of Eletrobras to the signing of new concession contracts for the generation of electrical energy, as well as the revision of the physical guarantee of these assets.

Eletronorte's asset accounts considered in working capital are accounts receivable from customers and Tax credit - ST. The other accounts were treated as non-operational and, therefore, were included in the analysis as equity value adjustments and added to the present value of the cash flows.

3.2 Historical financial information

Eletronorte Parent Company Balance Sheet (Thousands of BRL)[1]	Dec-20	Dec-21	Jun-22
Loans and Financing - ST	1,306,455	1,454,890	1,352,415
Suppliers	453,286	761,502	684,536
Income Tax and Social Contribution	12,438	37,012	476,480
Interests and Dividends payable	1,411,558	2,482,651	1,553,074
Onerous Contracts - ST	-	-	1,905,125
Taxes Payable - ST	286,190	363,790	508,864
Other Current Liabilites - ST	216,714	434,566	738,814
Allowances for Contigencies - ST	1,970,325	529,663	713,283
Current Liabilities	**5,656,966**	**6,064,074**	**7,932,591**
Loans and Financing - LT	1,780,242	3,473,194	2,658,831
Onerous Contracts - LT	-	-	8,252,047
Income Tax and Social Contribution - LT	-	1,960,428	899,878
Derivative Financial Instrument - LT	-	-	1,030,762
Allowances for Contigencies - LT	1,475,630	2,629,676	2,644,645
Others non-currents Liabilities - LT	576,901	769,051	11,950,616
Non-current Liabilities	**3,832,773**	**8,832,349**	**27,436,779**
Share capital	11,576,263	11,576,263	11,576,263
Capital Reserves	-	-	(318,964)
Retained Earning/losses	(55,591)	(318,964)	1,534,010
Profit reserves	3,725,405	8,345,729	8,345,729
Shareholders' Equity	**15,246,077**	**19,603,028**	**21,137,038**
Total Liabilities e Shareholders' Equity	**24,735,816**	**34,499,451**	**56,506,408**

Source: Financial Statements/ Management

[1] Adjustments were made to some accounts in the audited financial statements for presentation and margin calculation purposes.

Balance Sheet ("BS") - Liabilities

Analyzing the historical behavior of Eletronorte's short-term and long-term liabilities, there is a variation of 57% in 2021 in relation to 2020 can be attributed mainly to the increase of 59.7% in the loans and financings account and of 75.9% in the Dividends and interest on own capital.

The increase in loans and financing originated from the contracting of a Bank Credit Bill, signed with Banco Bradesco S.A., in the amount of BRL 1 billion. The variation in the dividends and interest on own capital item occurred because on October 27, 2021, the Eletronorte's Board approved the proposed rectification of the income allocation for 2018 to 2020, with total release of dividends not distributed in the amount of BRL 1.0 billion, BRL 256 million and BRL 536 million for 2018, 2019 and 2020 respectively.

In the first semester of 2022, Eletronorte's liabilities increased 137% compared to 2021, mainly due to the recognition of the obligations of Law 14.182/2021, which determined obligations to the concessions held at the Company level of Eletronorte as a counterpart for obtaining the new concessions of energy generation, related to the CDE payment and to the development of projects in the Legal Amazon in order to structurally reduce the costs of energy generation and for the navigability of the Madeira River and Tocantins River.

The Company's debt in 2020 was BRL 3.1 billion and grew by 59.7% in 2021, to BRL 4.9 billion, as a result of the new funding mentioned, and was reduced by 18.6%, to BRL 4.0 billion in June 2022.

Analyzing the Company's debt/equity ratio between December 2020 and June 2022, it is possible to observe a stable indebtedness ratio in this period: this ratio was 20.2% in 2020, increased to 25.1% in 2021 and reduced again to 19.0% in the first semester of 2022.

Eletronorte's liabilities considered in working capital are Suppliers, Salaries and charges payable, Taxes and contributions payable and Regulatory fees. The other accounts were treated as non-operational and, therefore, were included in the analysis as equity value adjustments and added to the present value of cash flows.

3.3 Projected financial information

The Income Approach, discounted cash flow method, was considered in the valuation of Eletronorte.

The projections were based on files provided by Management and/or the Company.

Description

Centrais Elétricas do Norte do Brasil S.A. (Eletronorte) was established in 1973 with the purpose of exploring economic activities related to the electric power sector, due to the relevant collective interest of providing clean, safe and quality energy to the Brazilian society. The company operates in the power sector with generation, transmission and provision of related services (free consumers, generators, transmitters and distributors).

General Assumptions

- Valuation date: June 30, 2022;
- Projection Period: July 1, 2022 to December 31, 2052;
- Currency: Reais ("BRL") in nominal terms;
- Discount rate: 10.4% in nominal terms, according to the Weighted Average Cost of Capital ("WACC") methodology;
- Adjustments: non-operating assets and liabilities, including cash and debts, were not considered in the cash flow projections. When observed, they were treated separately and added/subtracted from the present value of cash flows, impacting the value of Eletronorte.

Projected Financial Information

Below is an overview of the main accounts projected for the discounted cash flow projection.

- **Net Revenue - Generation:** projection were considered for the hydroelectric plants of Tucuruí, Curuá-Una, Samuel, Coaracy Nunes and Balbina, and for the thermoelectric plants of Aparecida anda Mauá 3. The revenues were projected with the following breakdowns: Annual Generation Revenue (AGR), ACR contracts (regulated market), ACL contracts (free market) and energy sales in the SPOT market. The ACR contracts represent 4% of the volume traded between 2022 and 2052, totaling 5,762 MW average until 2030, at an average price of BRL 371/MWh on the Valuation Date, which is readjusted annually by the Brazilian Broad Inflation Index ("IPCA"). The ACL contracts represent 5% of the total volume traded in the period, totaling 6,534 MW average until 2026 at an average price on the valuation date of BRL 179/MWh, which is also readjusted annually by IPCA. Between 2022 and 2052, it was considered that 120,816 MW average will be sold in the SPOT market at an average price of BRL 169/MWh. and annually adjusted by IPCA. The energy amounts described above change among the sales segments (ACR, ACL and SPOT) and years according to the existing contracts on the Valuation Date and the Company's commercialization strategy. The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023 and stabilizing at 90% from 2024 to the end of the projection, according to the average estimate of the market, implying the need to purchase energy in some projects and surplus energy in others.
- **Net Revenue - Transmission:** transmission revenue is given by the Annual Allowed Revenue ("RAP" in the Portuguese acronym) of the 8 contracts held by Eletronorte. RAP is approved by the Brazilian Electricity Regulatory Agency (ANEEL) and disclosed annually (normally in the month of June) in the Periodic Tariff Review. The RAP values for future cycles were considered, including the reinforcement values as long as they were approved by ANEEL on the Valuation Date, adjusted by IPCA.
- **Deductions:** on the gross revenue of generation and transmission there is the incidence of PIS and COFINS, projected according to rates applicable to the Actual Profit tax regime. Other deductions on net revenue are: RGR (Global Reduction Reserve), TFSEE (Electric Power Services Inspection Fee), CFURH (Financial Compensation for The Use of Water Resources) and R&D.

3.3 Projected financial information

Projected Financial Information (cont.)

- Costs and expenses: the main operating costs and expenses are composed of usage and connection charges, insurance, O&M, personnel, materials, third-party services and others. The costs and expenses assumptions were provided by the Management and are adjusted annually by IPCA.
- EBITDA Margin: based on the assumptions of revenue, costs and expenses, the average annual EBITDA margin projected was 58.7%.
- Depreciation: a fixed depreciation rate of 3.17% per year was considered, according to the historical values available in the Company's financial statements.
- Amortization: Law 14.182/2021 conditioned the privatization of Eletrobras to the signing of new concession contracts for electricity generation, to substitute the existing contracts. These new contracts made possible the alteration of the exploration regime for the independent production of the quoted plants. The amortization of Intangible Assets related to the new concessions resulting from the Capitalization of Eletrobras was calculated proportionally to the descotization between 2023 and 2026, and at a fixed rate from 2027 to 2052, except for UHE Tucuruí and UHE Curuá-Una which followed a fixed rate amortization until 2052.
- Capex: the corporate investments projections provided by the Management were considered, except those related to expansions and new implantations.
- Income taxes: the projection of income taxes was based on the tax Actual Profit method, in which Eletronorte is classified. Income taxes were projected in accordance with the Brazilian tax legislation in effect, observing an income tax rate of 34%. The projection considers the use of the balance tax losses existing on the Valuation Date, represented by deferred income tax accounted for in the amount of BRL 208.4 million. The offset of losses is limited to 30% of the profit of the period, according to Brazilian tax legislation.

Additionally, it was considered the tax benefit of SUDAM that allows a 75% reduction of the IRPJ rate. For projection purposes, a weighted average of the benefit was calculated based on Eletronorte's plants revenue. The benefit was estimated until 2029.

- Working Capital: the estimated working capital was based on Eletronorte's historical financial statements. The balance sheet accounts were analyzed and classified as operational or non-operational assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating revenues, costs and expenses, as applicable, from the average of working capital days calculated for the last 3 historical periods.

For details of Eletronorte's DCF, refer to Exhibit 1.

Main Operational Assumptions	Eletronorte
Concession Period (years)	30
Concession end date*	Dec/52
Installed Capacity (MW)	9,879
Physical Guarantee (MWavg)	4,970
Sold volume in the Regulated Market ACR (MWavg)	5,762
Sold volume in the Free Market ACL (MWavg)	6,534
Sold/Bought SPOT volume (MWavg)	120,816
Average selling price at the Regulated Market ACR (BRL/MWh)	370.9
Average selling price at the Free Market ACL (BRL/MWh)	179.0
Selling price in the SPOT (BRL/MWh)	169.0
SUDAM tax benefit	2029

* For generation and transmission revenues the term of each contract was considered, reducing during the projection.

3.4 Discount rate

Below are the parameters considered in the estimation of the discount rate. For details on the discount rate methodology, consult the Appendix.


Cost of Equity (Ke)
Risk-free rate (RF USA) 2.8%1
Inflation diferencial 1.2%2
Market risk premium 6.0%3
Unlevered Beta 0.44
Country risk Premium 3.2%5
Cost of Equity 10.7%
66.0%
WACC 10.4%
Cost of Debt (Kd)
Cost of Debt 14.0%6
Cost of debt after tax 9.8%
34.0%

Notes:

[1] Source: Federal Reserve (6-month historical average of 20-year T-bonds)

[2] Difference between projected long term inflation in the US (Federal Reserve) and Brazil (BACEN)

[3] Source: EY LLP - Market risk premium is based on historical risk premium and expectations of future risk premium

[4] Based on the average of selected comparable companies Source: Capital IQ

[5] Source: JP Morgan EMBI + (6-month historical average)

[6] Referring to the weighted average of all the Company's funding on the Valuation Date

Further information is available in Appendix II: Discount Rate

3.5 Non-operating adjustments

Adjustments of non-operating items

Non-operating assets/liabilities, debt and cash & equivalents were not part of the cash flow projections, so they were included in the analysis as equity value adjustments and added/subtracted from the present value of cash flows.

The assets and liabilities detailed alongside were classified as non-operating ("NOP") either because they are not recurrent or because they are not directly linked to Eletronorte's operating activities.

Non-operational Assets (BRL Thousands)	
Inventory	137,926
Bonds and securites - ST	2,244,325
Derivative Financial Instruments - ST	527,232
Dividend Payable (Remuneration of equity interests)	72
Other currents Assets - ST	349,380
Accounts receivable from customers- LT	501,677
Bonds and securites - LT	113
Tax Credit - LT	204,155
Derivative financial instruments - LT	526,570
Judicial Deposits	229,999
Other non-current Assets - LT	791,209
Total	**5,512,658**

Non-Operational Liabilities (BRL Thousands)	
Interests and Dividends Payable	1,553,074
Other currents Liabilities - ST	738,814
Allowances for Contigencies - ST	713,283
Deferred Liabilities - LT	1,030,762
Allowances for Contingencies - LT	2,644,645
Other Non-current Liabilities - LT	11,950,616
Total	**18,631,194**
Net non-operating assets and liabilities	**(13,118,536)**

Source: EY / Management

3.6 Estimated value

Composition of Value | Parent Company (BRL million)


32.465
(13,119)
(3,689)
15.657
Operating Value | Parent Company
Non-operating assets (liabilities)
Net Cash (Net Debt)
Company Value | Eletronorte Parent Company

Source: EY / Management

Composition of Value | Parent Company (BRL million)	
Enterprise Value | Parent Comapny	32,465
Non-operating assets (liabilities)	(13,119)
Net Cash (Net Debt)	(3,689)
Equity Value | Eletronorte - Parent Company[1]	**15,657**
Implicit Multiple	
EV/EBITDA	8.4x
EV/ROL	3.4x

[1]does not include the value of Investments in Subsidiaries and Affiliates

Exhibit 7 presents details about the selected comparable companies and their respective multiples.

EY

4

Valuation of Invested Companies

Overview of Invested Companies

The table below lists the evaluated Invested Companies. The sections from 4.1 to 4.4 detail the economic-financial evaluation of the Invested Companies.

Company	% Share	Fair Value of Capital (BRL million)	Main Evaluation Methodology adopted	Segment
Transnorte Energia S.A.	49.00%	2	Book Value	Transmission
Energética Águas da Pedra S.A. (UHE Dardanelos)	24.50%	297	Multiples	Generation
Norte Energia S.A.	19.98%	2,240	DCF	Generation
Companhia Energética Sinop S.A.	24.50%	241	DCF	Generation
Belo Monte Transmissora de Energia SPE S.A.	24.50%	863	DCF	Transmission

Source: Management/EY

Overview of Invested Companies

Transnorte Energia S.A.

Founded with the purpose of building, operating and maintaining the Transmission Line that links Manaus, capital of Amazonas, to Boa Vista, capital of Roraima, Transnorte Energia S.A. has the rights to explore and commercialize the asset for the period of 30 years counted since January of 2012. At all, there are 721 kilometers of extension at the line and a voltage of 500 kV. Transnorte Energia is currently in pre-operational stage with a long discussion about its economical viability and uncertainties about its beginning of operations. Considering this, for report purposes, its value was determined as being its fair value.

Energética Águas da Pedra S.A. (UHE Dardanelos)

Founded in April of 2007, Energética Águas da Pedra S.A. (UHE Dardanelos) is the company responsible for the exploration of the hydroelectric potential of the Dardanelos Hydroelectric Power Plant, on the Arapuanã River, in the north of the state of Mato Grosso. With an installed capacity of 261 MW, the plant operates under a 35-year concession contract signed in July of 2007.

Norte Energia S.A.

Constituted through the Norte Energia Consortium, winner of ANEEL Auction 006/2009, Norte Energia S.A. operates and commercializes the energy potential of the Belo Monte Hydroelectric Power Plant, in the state of Pará. With an installed capacity of 11,233 MW and a physical guarantee of 4,571 average MW, the plant is among the largest generating units in the country and was awarded to Norte Energia through a 35-year concession contract from August 2010.

Belo Monte Transmissora de Energia SPE S.A. (BMTE)

With the objective of Building, operating and maintaining transmission facilities destined to take of drain the energy generated by the Belo Monte hydropower plant, Belo Monte Transmissora de Energia SPE S.A. is a company with specific purpose established in March of 2014 after the Transmission Auction 011/2013, promoted by ANELL, which granted to the company the rights of commercial exploring of a transmission line with a voltage of 800 kV and more than 2 Thousand kilometers of extension, as well as Other related facilities.

Companhia Energética Sinop S.A.

Through the Auction 006/2013, promoted by ANEEL, Companhia Energética Sinop S.A. was constituted for the management, operation and commercialization of energy generated by Sinop UHE, located in the Teles Pires River, between the municipalities of Cláudio and Itaúba, in the state of Mato Grosso. The concession contract was signed in 2014 and has a term of 35 years.



4.1 Valuation of Invested Companies - DCF method | Generation

Projected financial information

Generation

The projections were based on files made available by Management and/or the Company.

General Assumptions

- Valuation date: June 30, 2022;
- Projection Period: were projected according to the respective terms of the concession contracts of the Invested Companies;
- Currency: Reais ("BRL") in nominal terms;
- Discount Rate: Calculated in Brazilian Reais (BRL) in nominal terms, according to the Weighted Average Cost of Capital ("WACC") methodology. See page 33 for details;
- Adjustments: Non-operating assets and liabilities, including cash and debt, were not considered in the cash flow projections. When observed, they were treated separately and added/subtracted from the present value of the cash flows, impacting the capital value of the companies;

Projected Financial Information

- **Net Revenues:** Revenues were projected according to the volume and price of the ACR and ACL contracts signed by the Invested Companies. Revenue is derived from the supply of energy, for which a tariff is charged that can be established by a contract regulated by the CCEE and resulting from public auctions or agreements between the parties, as well as the sale in the short-term market. The revenue is projected considering the assured energy in the concession contracts and the energy generated by the plant.

  The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 until the end of the projection, according to an average market estimate. Additionally, it was considered the sale of the totality of the uncontracted energy in the SPOT market for BRL 169/MWh. It should be noted that some Invested Companies have hydrological risk renegotiation insurance, which were considered in the projection during its term.

- **Costs:** The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase cost, insurance, UBP, O&M, personnel, materials, third-party service and others.

  The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. The TFSEE was calculated considering the BETU of BRL 854.1/kW and a rate of 0.4%, applicable over the installed capacity. The CFURH calculation considered a TAR of BRL 83.8/kW and a rate of 7%, applicable over the assured energy net of losses. Finally, the TUST was calculated based on the tariffs applicable to each of the invested Companies.

  The valuation considered the purchase of energy in the SPOT market at a rate of BRL 169/MWh to face any projected energy deficits.

  The other costs and expenses were projected in line with the company's history and adjusted annually by the IPCA.

- **Depreciation:** The depreciation expenses related to the existing assets on the valuation date and to new investments were projected linearly at a rate of 3.0% to 4.0% per year, depending on the company. It is important to note that at the residual amount related to the assets that were not fully depreciated during the concession was considered at the end of the projection, impacting the cash flow in the last projection period of each Invested Company.
- **Capex:** The new investments were projected with the objective of maintaining the operational and maintenance level of existing assets and were estimated according to Management's expectations.
- **Income Taxes:** The projection of Income Taxes was based on the Actual Profits method. The valuation considers the use of tax losses as of the valuation date. Additionally, tax benefits from SUDAM/SUDENE were considered, which allow a 75% reduction of the IRPJ.
- **Working capital:** The working capital required for operations was projected by observing the historical trends of the operational accounts of each one of the Invested Companies.

For details of the DCF valuation of the Invested Companies in the generation segment, refer to Exhbits 2 and 3. The details of the operational assumptions are presented below.

Main operational assumptions

Generation

The following table presents the main operating assumptions used in the valuation of Invested Companies of the generation segment evaluated by the DCF method. For details of the projected financial information of these companies, refer to Exhibits 2 and 3.

Evaluated Companies/ Main operational assumptions	Norte Energia S.A.	Companhia Energética Sinop S.A.
Concession periods (years)	27	31
Concession term	07/2046	01/2050
Remaining Concession period (years)	24 years and 1 month	27 years and 7 months
End Date of Regulated Contracts	2045	2047
Installed Capacity (MW)	11,233	402
Physical guarantee (MW)	4,571	243
Sold volume in the regulated market (MW) [1]	3,200	216
Sold volume in the free market (MW) [1]	672	6
Average selling price (BRL/MWh) [1]	173.4	184.8
GSF Insurance	SP100	SP95
SUDAM Benefit	2027	2029

[1]As of 06/30/2022

Source: Management/EY

Discount rate

Generation

The following table shows the breakdown of the discount rate used to discount the projected cash flows of each of the evaluated companies. For details of comparable companies used in the calculation of the discount rate for the Invested Companies in the generation segment evaluated by the DCF method, refer to Exhibit 7.

Parameters	Norte Energia S.A.	Companhia Energética Sinop S.A.
Unlevered Beta	0.54	0.54
Cost of debt/ Cost of Equity	62.7%	62.7%
Income tax rate[1]	29.5%	28.8%
Relevered Beta	0.78	0.79
Market risk premium	6.0%	6.0%
Risk-free rate	2.8%	2.8%
Country risk	3.2%	3.2%
Inflation diferencial	1.2%	1.2%
Nominal CAPM	12.0%	12.1%
Cost of debt after Tax	6.3%	7.6%
Cost of debt (D)	38.5%	38.5%
Cost of equity (E)	61.5%	61.5%
Discount rate (WACC)	9.8%	10.3%

[1]Average rate considered throughout the projection.

Source: Management/EY

Non-operational assets and liabilities

Generation

Non-operating assets/liabilities, debt and cash & equivalents were not part of the cash flow projections, so they were included in the analysis as value adjustments and added/subtracted from the present value of cash flows.

The assets and liabilities detailed below have been classified as non-operating ("NOP") either because they are not recurring or because they are not directly linked to the operating activities of the evaluated companies.

For details of the value adjustments included in the fair value calculation of the Invested Companies in the generation segment, evaluated by the DCF method, refer to Exhibits 2 and 3.

Adjustment components (BRL millions)	Norte Energia S.A.	Companhia Energética Sinop S.A.
(+) ANOPs*	1,069	339
(-) PNOPs*	(307)	(76)
Assets (Liabilities) NOPs, net	**762**	**263**
(+) Cash & equivalents**	919	192
(-) Total debt	(29,409)	(1,469)
Net Cash / (Net Debt)	**(28,490)**	**(1,277)**

*ANOPs and PNOPs are abbreviations referring respectively to non-operating assets and non-operating liabilities. It is worth mentioning that the "Deferred Taxes" account was split into "Deferred Taxes - Tax Loss/Negative Base" and "Deferred Taxes - Temporary Differences", so that the first was treated as operational in the projections, while the second, as NOP. In the case of UHE Jirau, this treatment resulted in a negative balance of Deferred Taxes arising from temporary differences, since the Tax Losses/Negative Base balance was greater than the totality of the Deferred Taxes account, as the balance sheet presents the net deferred tax assets and liabilities.

** Only the cash balance was deducted from the gross debt in order to obtain the net debt. The balance of "Bonds and securities", "Financial investments" and the like was considered non-operating assets.

Source: Management/EY

Estimated value

Generation

The table below presents the composition of the estimated fair value for each of the companies evaluated by the DCF method, from the generation segment.

Value Composition (BRL millions)	Norte Energia S.A.	Companhia Energética Sinop S.A.
Enterprise Value	38,939	1,998
Net cash (net debt)	(28,490)	(1,277)
NOPs, net	762	263
Equity Value	**11,212**	**984**
% Eletronorte's share	19.98%	24.50%
Fair Value of the Company for Eletronorte	**2,240**	**241**



4.2

Valuation of Invested Companies - DCF method | Transmission

Projected financial information

Transmission

The projections were based on files made available by the Management.

General Assumptions

- Valuation date: June 30th,2022
- Projection Period: the remaining years to the end of the concession contract were projected from the valuation date.
- Currency: Brazilian Reais ("BRL") in nominal terms;
- Discount Rate: Calculated in Brazilian Reais (BRL) in nominal terms, according to the Weighted Average Cost of Capital ("WACC") methodology. See page 39 for details;
- Adjustments: Non-operating assets and liabilities were not considered in the cash flow projections. When observed, they were treated separately and added/subtracted from the present value of cash flows and perpetuity, impacting the value of the Invested Companies;

Projected Financial Information

- **Income:** The Revenues of the Companies comes from the Annual Allowed Revenues ("RAP"), referring to the services provided in the Basic Network and established through a concession contract with ANEEL. For the purposes of accounting for the technical interpretation CPC 47 (Revenue Recognition of Contract Revenue with Customers), the Gross Operating Revenue of the transmitters is represented by the events arising from the concession, and is composed of Operating Revenue, Remuneration of Concession Assets and Construction Revenue.
- **Operating costs and expenses:** Operating costs and expenses were projected based on the values provided by Management, being adjusted by the IPCA to be incurred in each year of the projection. Thus, the EBITDA margin projected for the analysis of the Invested Companies remained stable throughout the projection period.
- **Capex:** New investments have been planned by Management considering the nature of the Invested Companies' operations and the maintenance of their transmission networks.
- **Residual value:** For the valuation, we consider that at the end of the concession period, the invested companies will receive the net regulatory fixed assets as indemnity, which is estimated during the concession period based on the investment in CAPEX and the regulatory depreciation.
- **Taxes:** The enterprises operate under the Real Profit regime with the income tax and CSLL rates totaling 34%, according to the legislation in force.
- **Working capital:** The working capital required to operate each of the assets was projected observing the historical behavior of the operational accounts of the companies that are in commercial operation

For details of the DCF valuation of the Transmission segment Invested Companies, see Annexes 6 to 8.

Details of the operating assumptions are presented on page 38.

Main operational assumptions

Transmission

The following table presents the main operational assumptions used in the valuation of Invested Companies by the DCF method. For details of the projected financial information of these companies, refer to Exhibit 4.

Valuated Companies / Main Operating Assumptions	Belo Monte Transmissora de Energia SPE S.A.
Concession period (years)	30
Term of the concession	06/2044
Remaining term of the concession	22 years
RAP Cycle 22/23 (BRL thousands)	760,584
Unavailability (% RAP)	1.6%
TFSEE (% GR)	0.4%
RGR (% GR)	0.0%
P&D (% NR)	1.0%

Discount rate

Transmission

Discount rate

The following table shows the discount rate calculated to discount the projected cash flows of each of the valuated companies. For details of the discount rates calculated for the Invested Companies of the Transmission segment, valuated by the DCF method, refer to Exhibit 7.

Parameters	Belo Monte Transmissora de Energia SPE S.A.
Unlevered Beta	0.49
Cost of debt/Cost of equity	29.1%
Income Tax Rate	28.0%
Relevered Beta	0.59
Market risk premium	6.0%
Free-risk rate	2.8%
Risk Brasil	3.2%
Inflation diferencial	1.2%
Nominal CAPM	10.8%
Cost of debt post tax	4.6%
Cost of debt	22.5%
Cost of equity	77.5%
Discount rate (WACC)	9.4%

Non-operational assets and liabilities

Transmission

Non-operating assets/liabilities, debt and cash & equivalents were not part of the cash flow projections, so they were included in the analysis as value adjustments and added/subtracted from the present value of cash flows.

The assets and liabilities detailed below have been classified as non-operating ("NOP") either because they are non-recurring or because they are not directly linked to the operating activities of the companies being valuated.

For details of the value adjustments included in the fair value calculation of the Invested Companies of the Transmission segment, valuated by the DCF method, refer to Exhibit 4.

Components of the adjustments BRL million	Belo Monte Transmissora de Energia SPE S.A.
(+) ANOPs*	168
(-) PNOPs**	(31)
Assets (Liabilities) NOPs, net	**137**
(+) Cash & equivalents	174
(-) Total debt	(3,076)
Net Cash / (Net Debt)	**(2,902)**

* *ANOPs and PNOPs are abbreviations referring respectively to non-operating assets and non-operating liabilities. It is worth mentioning that the "Deferred Taxes" account was divided between "Deferred Taxes - Tax Loss/Negative Base" and "Deferred Taxes - Temporary Differences", so that the first was treated as operational in the projections, while the second, as NOP .

Estimated value

Transmission

The table below presents the composition of the estimated fair value for each of the companies valuated by the DCF method, from the transmission segment.

Composition of the value BRL millions	Belo Monte Transmissora de Energia SPE S.A.
Enterprise Value	6.287
Net cash (net debt)	(2.902)
NOPs, net	137
Equity Value	**3.522**
% Eletronorte's share	**24,5%**
Fair Value of the Company for Eletronorte	**863**



4.3

Valuation of Invested Companies - GPC method | Generation

Valuation under the GPC Method

Generation

Valuation multiples were calculated based on operating data from the guideline public companies ("GPCs"). The multiples derived from GPCs provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a minority stake in a given company. These multiples were applied to the operating data of the companies valued to arrive at an indication of enterprise value.

A search of GPCs using S&P Capital IQ was carried out using the following criteria:

1. Only publicly traded companies;
2. Industry: Energy. Sub-sector: Generation[1].
3. Country: Brazil.

Note:

1. For the Invested Companies, the sub-sector (focus of operation) was taken into consideration, being segregated between: Generation, Transmission or Distribution. In cases where the operations of a particular company included one or more subsectors, an analysis of the representativeness of Net Revenue and/or EBITDA by subsector was performed, based on information available on the Valuation Date.

Valuation under the GPC Method

In applying the methodology, valuation multiples were derived based on financial statements of the GPCs.

In order to eliminate the effects of different capital structures among the GPCs, the valuation multiples were derived on an unleveraged basis. Thus, the multiples were derived based on an enterprise value ("EV") basis:

- EV / Net Revenue ("NR") LTM;
- EV / NR LFY;
- EV / EBITDA LTM;
- EV / EBITDA LFY.

The multiples refer to the last fiscal year ("LFY") and to the last twelve months immediately before the Valuation Date ("LTM").

Operating and financial comparison

After identifying reasonably similar publicly traded companies and calculating appropriate valuation multiples, it was necessary to analyze the operating and financial performance of the Invested Companies relative to the selected GPCs. In the evaluation and comparison of the Invested Companies relative to the selected GPCs the following factors were considered:

- Profitability - The EBITDA margins of the companies were ranked along the range of the profitability indications observed for the GPCs in each respective period (LTM and LFY).
- Growth - The annual growth rates of Net Revenue ("NR") and EBITDA of the Invested Companies were ranked along the range of the indications of the respective growth rates observed for the GPCs in each respective period (LTM and LFY).

Estimated Value

The selected multiples were applied to the corresponding financial data of the Invested Companies, which resulted in a series of indications of enterprise values.

Adjustments were made in EBITDA to exclude non-recurring results and/or non-cash items.

The values derived from each of the selected multiples were weighted, according to the relevance of the financial metric analyzed (Net Revenue LTM, Net Revenue LFY, EBITDA LTM and EBITDA LFY).

The weighted enterprise value was adjusted for cash and equivalent, interest-bearing debt, non-operating assets and non-operating liabilities, resulting in a fair value indication for each of the Invested Companies as of the Valuation Date.

Refer to Exhibit 5 for detailed calculations

Multiples of the GPCs

Generation

The following table presents the multiples of the selected GPCs in the generation sub-sector. For details on the financial information of the GPCs, please refer to Exhibit 7.

Multiples of GPCs | Generation

Companies	EV/ EBITDA LTM	EV/ NR LTM	EV/ EBITDA LFY	EV/ NR LFY
Alupar Investimento S.A.	5.0 x	4.0 x	4.1 x	3.0 x
CPFL Energia S.A.	5.9 x	1.5 x	5.5 x	1.3 x
Engie Brasil Energia S.A.	6.9 x	4.1 x	6.4 x	3.5 x
Centrais Elétricas Brasileiras S.A. - Eletrobrás	4.7 x	3.4 x	3.6 x	2.4 x
Empresa Metropolitana de Águas e Energia S.A.	15.4 x	1.7 x	12.0 x	5.1 x
Rio Paranapanema Energia S.A.	6.7 x	2.4 x	3.3 x	3.3 x
Neoenergia S.A.	4.8 x	1.2 x	5.2 x	1.2 x
Minimum	4.7 x	1.2 x	3.3 x	1.2 x
1o Quartile	4.9 x	1.6 x	3.8 x	1.8 x
Average	7.1 x	2.6 x	5.7 x	2.8 x
3o Quartile	6.8 x	3.7 x	6.0 x	3.4 x
Maximum	15.4 x	4.1 x	12.0 x	5.1 x
Median	5.9 x	2.4 x	5.2 x	3.0 x

Source: Capital IQ

Selected multiples

Generation

The following table presents the selected multiples and weightings for each of the respective Invested Companies. For details on the calculation of multiples for the Invested Companies of the generation sub-sector, refer to Exhibit 5.

Selected market multiples and weighting

Companies	EV/ EBITDA LTM	Weight (%)	EV/ NR LTM	Weight (%)	EV/ EBITDA LFY	Weight (%)	EV/ NR LFY	Weight (%)
Energética Águas da Pedra S.A. (UHE Dardanelos)	6.8x	30%	3.7x	20%	6.0x	30%	3.4x	20%
Norte Energia S.A.	15.4x	38%	3.7x	13%	12.0x	38%	3.4x	13%
Companhia Energética Sinop S.A.	15.4x	60%	4.1x	40%	12.0x	0%	5.1x	0%

Selected multiples

Generation

Specific comments regarding the valuation under the GPC method

Weighting between selected multiples

In general, the weighting among the selected multiples followed the criteria described below:

- **EV/EBITDA LTM**: A weighting of 30% was assumed.
- **EV/EBITDA LFY**: A weighting of 30% was assigned.
- **EV/NR LTM**: A weighting of 20% was assigned.
- **EV/NR LFY**: A weighting of 20% was assigned.

Exceptions to multiple weighting criteria are following described:

- Norte Energia S.A: It was noted an EBITDA growth significantly above net revenue growth. Thus, a lower weighting of 25% was attributed to the EV/NR multiples, and 75% to the EV/EBITDA multiples.
- Companhia Energética Sinop S.A.: In order to capture the growth in Net revenue and EBITDA in the LTM no weighting was assigned to the multiples corresponding to the LFY.

Value conclusion

Generation

The table below shows the composition of the estimated fair value for each of the companies evaluated by multiples of the generation segment. As detailed below, certain assets and liabilities were considered non-operational ("NOPs") either because they are not recurring or because they are not directly linked to the operating activities of the Invested Companies.

Invested Company (in BRL millions)	Enterprise Value[1]	Cash (+)	Debt (-)	Assets NOPs (+)	Liabilities NOPs (-)	Equity Value (=)	Equity share (%)[2]	Fair value for Eletronorte
Energética Águas da Pedra S.A. (UHE Dardanelos)	1,227	164	(160)	15	(36)	1,211	24.50%	297
Norte Energia S.A.	38,282	919	(29,409)	1,069	(307)	10,555	19.98%	2,109
Companhia Energética Sinop S.A.	1,791	192	(1,469)	339	(76)	777	24.50%	190

Notes:
(1) For details on the calculation of multiples of the Invested Companies on the generation segment, refer to Exhibit 5.
(2) As provided by Management.

Source: Management/EY



4.4 Valuation of Invested Companies - GPC method | Transmission

Valuation under the GPC Method

Transmission

Valuation multiples were calculated based on operating data from the guideline public companies ("GPCs"). The multiples derived from GPCs provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a minority stake in a given company. These multiples were applied to the operating data of the companies valued to arrive at an indication of enterprise value.

A search of GPCs using S&P Capital IQ was carried out using the following criteria:

1. Only publicly traded companies;
2. Industry: Energy. Sub-sector: Transmission[1].
3. Country: Brazil.

Note:

1. For the Invested Companies, the sub-sector (focus of operation) was taken into consideration, being segregated between: Generation, Transmission or Distribution. In cases where the operations of a particular company included one or more subsectors, an analysis of the representativeness of Net Revenue and/or EBITDA by subsector was performed, based on information available on the Valuation Date.
2. The revenue generated by transmission companies, known as RAP (Portuguese abbreviation for *Receita Anual Permitida*, translated to English as Allowed Annual Revenue), is approved by the Brazilian Electricity Regulatory Agency and disclosed annually (normally in the month of June) in the Periodic Tariff Review, which establishes the RAP for the next 12 months, adjusted by inflation.

Valuation under the GPC Method

In applying the methodology, valuation multiples were derived based on financial statements of the GPCs.

In order to eliminate the effects of different capital structures among the GPCs, the valuation multiples were derived on an unleveraged basis. Thus, the multiples were derived based on an enterprise value ("EV") basis:

- EV / RAP[2] LTM + 1: Allowed Annual Revenue ("RAP") for the 12-month period from 01 July 2022 to 30 June 2023
- EV / RAP LTM: RAP for the 12-month period from 01 July 2021 to 30 June 2022
- EV / EBITDA LTM
- EV / EBITDA LFY

The EBITDA multiples refer to the last fiscal year ("LFY") and to the last twelve months immediately before the Valuation Date ("LTM").

Operating and financial comparison

After identifying reasonably similar publicly traded companies and calculating appropriate valuation multiples, it was necessary to analyze the operating and financial performance of the Invested Companies relative to the selected GPCs. In the evaluation and comparison of the Invested Companies relative to the selected GPCs the following factors were considered:

- **Profitability** - The EBITDA margins of the companies were ranked along the range of the profitability indications observed for the GPCs in each respective period (LTM and LFY).
- **Growth** - The annual growth rates of RAP and EBITDA of the Invested Companies were ranked along the range of the indications of the respective growth rates observed for the GPCs in each respective period - LTM and LFY for EBITDA; LTM+1 and LTM for RAP.

Estimated Value

The selected multiples were applied to the corresponding financial data of the Invested Companies, which resulted in a series of indications of enterprise values.

Adjustments were made in EBITDA to exclude non-recurring results and/or non-cash items.

The values derived from each of the selected multiples were weighted, according to the relevance of the financial metric analyzed (RAP LTM+1, RAP LTM, EBITDA LTM and EBITDA LFY).

The weighted enterprise value was adjusted for cash and equivalent, interest-bearing debt, non-operating assets and non-operating liabilities, resulting in a fair value indication for each of the Invested Companies as of the Valuation Date.

refer to Exhibit 6 for the detailed calculations.

Multiples of the GPCs

Transmission

The following table presents the multiples of the selected GPCs in the transmission sub-sector. For details on the financial information of the GPCs, please refer to Exhibit 7.

Multiples of GPCs | Transmission

Companies	EV/ EBITDA LTM	EV/ RAP[1] LTM	EV/ EBITDA LFY	EV/ RAP LFY
Transmissora Aliança de Energia Elétrica S.A.	5.6x	11.3x	4.8 x	10.7 x
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	5.3x	10.2x	5.1 x	7.9 x
Minimun	5.3 x	10.2 x	4.8 x	7.9 x
1o Quartile	5.4 x	10.5 x	4.9 x	8.6 x
Average	5.5 x	10.8 x	4.9 x	9.3 x
3o Quartile	5.5 x	11.0 x	5.0 x	10.0 x
Maximum	5.6 x	11.3 x	5.1 x	10.7 x
Median	5.5x	10.8x	4.9x	9.3x

Note:

(1) RAP (Portuguese abbreviation for *Receita Anual Permitida*, translated to English as Allowed Annual Revenue).

Source: Capital IQ

Selected multiples

Transmission

The following table presents the selected multiples and weightings for each of the respective Invested Companies. For details on the calculation of multiples for the Invested Companies of the transmission sub-sector, refer to Exhibit 6.

Selected market multiples and weighting

Companies	EV/ EBITDA LTM	Weight (%)	EV/ RAP LTM + 1	Weight (%)	EV/ EBITDA LFY	Weight (%)	EV/ RAP LTM	Weight (%)
Belo Monte Transmissora de Energia SPE S.A.	5.3x	16.00%	9.7 x	64.00%	5.0 x	4.00%	10.8 x	16.00%

Source: EY/Management

Selected multiples

Transmission

Specific comments regarding the valuation under the GPC method

Weighting among the selected multiples

In general, the weighting among the selected multiples followed the criteria described below:

- EV/RAP LTM+1: The highest weighting was assigned, equivalent to 64%. The revenue of the transmission companies, known as RAP (*Receita Anual Permitida*), is approved by the Brazilian Electricity Regulatory Agency and disclosed annually (normally in the month of June) in the Periodic Tariff Review, which establishes the RAP for the next 12 months, adjusted by inflation. Thus, the greater weighting attributed to RAP for the next cycle (2022-2023) aims to capture the expected growth, already considering the remuneration for the investments made by the companies.
- EV/RAP LTM: A weighting of 16% was assigned.
- EV/EBITDA LTM: A weighting of 16% was assigned.
- EV/EBITDA LFY: A weighting of 4% was assigned.

Despite of a higher weighting assumed to the LTM+1 EV/RAP multiple, the assessment also captured the historical performance of each company compared to the GPCs.

Value conclusion

Transmission

The following table presents the estimated fair value for each of the Invested Companies on the transmission subsector. As detailed below, certain assets and liabilities were categorized as non-operating ("NOPs") either because they are non-recurring or because they are not directly related to the operating activities of the Invested Companies.

Companies (in BRL millions)	Enterprise Value[1]	Cash (+)	Debt (-)	Assets NOPs (+)	Liabilities NOPs (-)	Equity Value (=)	Share (%)[2]	Fair value for Eletronorte
Belo Monte Transmissora de Energia SPE S.A. (BMTE)	6,717	174	(3,076)	168	(31)	3,952	24.50%	968

Notes:
(1) For details on the calculation of multiples of transmission segment refer to Exhibit 6.
(2) As provided by Management.

Source: EY/Management

5 Value conclusion



5.1 Value conclusion

As presented in the methodology section, we selected the DCF Methodology for the value conclusion of Eletronorte and its privately held Invested Companies which the book value of the investment on the Valuation Date was equal to or higher than BRL 278 million. The GPC methodology was used for all companies within the scope of valuation. However, for the companies valued under the DFC method, Market Cap, or Transaction Value, the GPC methodology was used as a reasonableness analysis for the estimated values and not for the value conclusion.

Accordingly, based on the stated parameters and assumptions, our fair value recommendation for the total equity of the Company is following presented:

Value Composition (in millions of BRL)	
Operating Value | Parent Company	32,465
Non-operating assets (liabilities)	(13,119)
Net Cash (Net Debt)	(3,689)
Company Value | Eletronorte Parent Company	15,657
Value of Invested Companies	3,643
Company Value | Consolidated	**19,300**

Value per share	Amount (thousand)	Unit Value
Common	154,094	BRL 125.25

Source: EY / Management

Invested Companies	% Share	Fair Value
Transnorte Energia S.A.	49.00%	2
Energética Águas da Pedra S.A. (UHE Dardanelos)	24.50%	297
Norte Energia S.A.	19.98%	2,240
Belo Monte Transmissora de Energia SPE S.A.	24.50%	863
Companhia Energética Sinop S.A.	24.50%	241
Total		**3,643**

The Company's fair value, consolidated, represents the fair value of Eletronorte Controlled Company plus the fair value of its Invested Companies, as described throughout this Report.

This estimate of value does not consider possible contingencies, insufficiencies or supervening assets or liabilities that are not recorded in the Company's equity position, as provided by Management. Because of this, the results presented do not consider their effect, if any.

Conclusion

Based on the information analyzed, the assumptions and limitations described in this Report, our valuation resulted in a fair value estimate of BRL 19,300 million for 100% of Eletronorte' equity as of 30 June 2022.



Governing items

6.1 Statement of limiting conditions

Our analysis is based on information provided by Management. According to Professional practices, the analysis is derived from the application of the Income Approach using the DCF method;

In order to achieve our objective of the economic-financial valuation, we applied procedures based on economic and market facts prevailing on June 30, 2022. The values presented in this Report are a result of the analysis of historical financial data, as well as Management's estimates and analysis of future events;

The considerations herein were analyzed by the EY professionals and prepared based on data and facts provided by Management, in addition to external sources, as indicated;

None of the EY partners or professionals who have been part of the team responsible for this engagement holds financial interest in the Company and/or Invested Companies, thus confirming their independence. The fees estimated for carrying out this work are not based on nor are related to the values herein reported;

This study was performed based on information provided by Management, which were assumed as being true, since it is not part of the scope of this work to conduct any type of audit procedure. Because no audit procedures were performed, EY cannot assume any liability with respect to historical and prospective information used in this Report;

The projections are based on information reported in the financial statements, provided by Management, as well as on the information acquired during meetings, and on the discussions held with Management;

It was part of our work to obtain information with Eletronorte and Eletrobras, which deem reliable, and Management has the exclusive responsibility for its accuracy;

No investigation was made on securities owned by the Company, nor any kind of investigation was performed on the existence of liens or encumbrances performed;

EY is not responsible for updating this report to reflect events and circumstances that could occur after the Valuation Date;

Our scope of work does not include any audit, due diligence and/or tax advisory process and, therefore, we do not consider in this assessment any contingencies that are not recorded in the Company's financial statements as of the Valuation Date;

No control premium was assumed in the valuation. Therefore, it was assumed that the estimated fair value of Eletronorte represents 100% of its equity;

We have not had the opportunity to expose the business or assets of the Company, individually or jointly, to the market. As a result, we could not conclude whether there are potential buyers willing to pay an amount that exceeds the values estimated in this Report;

This Report estimates/expectations, as well as the conclusions presented are for the exclusive use of Management and shareholders of Eletronorte and Eletrobras, in the context of the resolution of the Operation of Merger of Shares . Therefore, this document must not distribute this document to any other parties, except if required by local and tax authorities, auditors and their lawyers, or under the following conditions:

- EY should be notified about any distribution of this Report, which, in turn, should be previously approved;
- The recipients of this Report must commit, in writing, to do not distribute this Report to any other parties;
- This Report must not be distributed in parts;
- Any user of this Report must be aware of the conditions that guided this work, as well as market and economic conditions in Brazil; and
- If necessary, EY may answer questions regarding this Report, at the expense of Management, only if previously agreed with the receivers the scope of such questions and answers.

6.1 Statement of limiting conditions

This Report was prepared for the purpose described in our contract and must not be used for any other purpose. EY assumes no responsibility for any third party, nor in the case of the Report is used for any other purposes that were not part of the scope of this work;

Certain financial data used in our valuation were derived from audited and/or unaudited financial statements and are the responsibility of Management. The financial statements may include disclosures required by generally accepted accounting principles. We have not independently verified the accuracy or completeness of this data provided and do not express an opinion or offer any form of assurance regarding its accuracy or completeness;

We assume no responsibility for any transaction, financial and tax reporting decisions, which are under Management responsibility. It is our understanding that Management takes responsibility for any financial statement and tax reporting matters with respect to the assets covered in our analysis, and for the ultimate use of our Report;

Our assessment is done based on elements that are reasonably expected, therefore, does not consider possible extraordinary and unforeseeable events (new regulation for the Company, changes in tax laws, natural disasters, political and social events, nationalizations etc.);

Our valuation was based on the best available information and estimates. However, as any other prospective information, it involves risk and uncertainties, and actual results may differ when compared to the prospective information used in this report;

The factors that may result in differences between the projected cash flows and actual results include changes in the external environment, changes in the Company's internal operating environment and differences in modeling. The DCF method does not anticipate changes in the external and internal environments in which the Company operates, except those noted in this Report.

7 Appendices

7.1 Valuation methodologies

In the valuation of the equity or enterprise value of a company, three different approaches may be employed to estimate the Fair Market Value of the interests: the Income Approach, the Market Approach and the Cost Approach. While each of these approaches is initially considered in the valuation, the nature and characteristics of the Company will indicate which approach, or approaches, are most applicable.

Income Approach

The Income Approach focuses on the income-producing capability of the subject business. One methodology in the Income Approach is the Discounted Cash Flow Method, which focuses on the expected cash flow of the subject company. In applying this approach, the cash flow available for distribution is calculated for a finite period of years.

Cash flow available for distribution is defined, for purposes of this analysis, as the amount of cash that could be distributed without impairing the future profitability or operations of the company. The cash flow available for distribution and the terminal value (the value of the subject company at the end of the estimation period) are then discounted to present value to derive an indication of value of the business enterprise for each company. For purposes of this analysis, cash flows to all investors are estimated, therefore interest-bearing debt and interest expense have not been considered in the derivation of projected annual cash flows.

Market Approach

The Market Approach is typically composed of the Guideline Public Company Method (GPCM) and the Guideline Transactions Method (GTM). The GPCM focuses on comparing the subject company to select reasonably similar (or guideline) publicly traded companies. Under this method, valuation multiples are:

- Derived from the operating data of selected guideline public companies
- Evaluated and adjusted based on the strengths and weaknesses of the subject company relative to the selected guideline public companies
- Applied to the operating data of the company in question to arrive at an indication of value;

In the GTM, consideration is given to prices paid in recent transactions that have occurred in the subject company's industry or in related industries.

Cost Approach

The Adjusted Net Assets Method represents one methodology employed in the Cost Approach to value a company. In this method, a valuation analysis is performed for a company's identified fixed, financial and other assets. The derived aggregate value of these assets is then "netted" against the estimated value of all existing and potential liabilities, resulting in an indication of the value of the shareholders' equity. An ongoing business enterprise is typically worth more than the Fair Market Value of its underlying assets due to several factors:

- The assets valued independently may not reflect economic value related to the prospective cash flows they could generate.
- This approach may not fully reflect the synergy of the assets but rather their independent values.
- Intangible assets inherent in the business, such as reputation, superior management, proprietary procedures or systems, or superior growth opportunities are difficult to measure independent of the cash flow they generate.

7.2 Discount rate derivation

Calculation for WACC

$$WACC = W_E * K_E + W_D * K_D$$

Where:

= Value of equity/value of total capital

= Cost of equity

= Value of interest-bearing debt/value of total capital

= After-tax cost of interest-bearing debt

Calculation for cost of equity

$$K_E = RF + \beta * ERP$$

Where:

= Risk-free rate of return

= Systematic risk of the equity

= Market equity risk premium

The weighted average cost of capital (WACC) measures a company's cost of debt and equity financing weighted by the percentage of debt and percentage of equity in a company's target capital structure.

The magnitude of the discount rate is related to the perceived risk of the investment. The concept of risk involves an investment situation that lies between complete certainty of monetary return (no risk) and complete uncertainty of monetary return (infinite risk). When an investor contemplates two investments, each having the same expected monetary return, an investor would prefer the investment bearing the lesser risk. Therefore, the higher the risk, the higher the expected return.

Cost of equity

To estimate the cost of equity, the Capital Asset Pricing Model (CAPM) was used. The CAPM (unadjusted) postulates that the cost of equity is equal to the return on risk-free securities plus an individual risk premium. The risk premium is the company's systematic risk (beta) multiplied by the market price of risk (market equity risk premium).

Risk-free rate

The premium offered by the 20-year US Treasury bond was used as an approximate return on a risk-free rate. The rates on longer bonds are generally considered to be a result closer to a risk-free rate, and although 30-year bonds exist, the rates on 20-year bonds do not reflect the additional demand for such longer bonds, which are the longest possible security term.

Beta

Beta was selected based on the analysis of betas of stocks of similar publicly traded companies. A beta coefficient of 1.0 implies that the company's return varies with the overall market. The betas of comparable companies were extracted from S&P Capital IQ. Our Company's unlevered beta is equivalent to the average beta of comparable companies.

Market equity risk premium

EY used a market risk premium of 6.0% in our return on equity estimate. This premium is estimated according to the return a long-term investor requires against other risk-free returns on a diversified portfolio of stocks of U.S. traded companies. Our premium considers historical realized returns for both the short term and long term estimates, recently published academic studies, and reflects the increased market volatility and uncertainties created by the coronavirus pandemic.

7.3 Macroeconomic analysis

Annual GDP (%)


1,1%
4,6%
1,5%
0,5%
1,7%
1,8%
1,9%
-4,3%
2019 2020 2021 2022 2023 2024 2025 2026

Annual inflation (%)


23,1%
17,4%
12,1%
7,3%
10,0%
4,9%
4,2%
4,0%
3,9%
4,4%
4,5%
8,1%
5,0%
3,4%
3,3%
3,3%
2019 2020 2021 2022 2023 2024 2025 2026
IPCA
IGP-M

Annual Selic (%)


13,8%
10,5%
7,8%
7,5%
7,5%
5,9%
9,3%
2,8%
2019 2020 2021 2022 2023 2024 2025 2026

Source: IBGE and Banco Central do Brasil

Macroeconomic Analysis

When performing an economic-financial valuation of a business or its assets, it is important to understand the main economic trends of the country in which it operates. Considering that the Company is inserted in the Brazilian market, the main macroeconomic information is presented below. The analysis below refers to the valuation date of this work, according to information released by the Central Bank of Brazil (BACEN), Focus Bulletin, Getúlio Vargas Foundation (FGV), Oxford Economics and JP Morgan.

Economic activity

The Gross Domestic Product (GDP), ended 2021 at 4.6%. According to Bacen's expectations, until June 30, 2022 an average growth of 1.5% of the GDP is expected in 2022 and 0.5% in 2023.

Inflation

The official inflation index, IPCA (Extended Consumer Price Index), was 10.0% in 2021. According to the market expectations presented by Bacen until June 30, 2022, the variation of the IPCA inflation index should reach 8.1% in 2022 and 5.0% in 2023. The General Market Price Index (IGP-M), calculated by FGV, closed 2021 at 17.4%. The expectations of the analysts of the Focus Bulletin is that this index will be 12.1% in 2022 and 4.9% in 2023. The increase in inflation has a direct impact on the electricity tariff, which is readjusted annually based on the variation of the IPCA registered in the period.

Monetary policy

Considering the basic scenario, the balance of risks and the wide range of information available, the Monetary Policy Committee (Copom) unanimously decided to raise the basic interest rate to 13.25% p.a., in a meeting held on June 15, 2022. The Committee understands that this decision reflects its basic scenario and balance of risks of greater than usual variance for prospective inflation and is compatible with the convergence of inflation to the target in the relevant horizon, which includes calendar years 2022 and 2023.

The exchange rate closed the month of March 2022 at 5.24 BRL/USD. Market expectations point to average rates of 5.09 BRL/USD for 2022 and 5.10 BRL/USD for 2023.

Brazil-Risk1

The index explains the difference in the daily performance of US and emerging country debt securities, and is an indicator of the financial health of the country in question. The index ended the month of March 2022 at 294 basis points, indicating a difference of 2.94 p.p. between the performance of Brazilian securities and that of American securities. The average of the last 6 months was 3.34 p.p. Source: Embi+, calculated by JP Morgan.

7.4 Comparable companies

Generation

Companies	Description
CPFL Energia S.A.	CPFL Energia S.A., through its subsidiaries, generates, transmits, distributes and sells electricity to residential, industrial and commercial customers in Brazil. The company generates electricity through wind, biomass, solar and hydroelectric plants. As of December 31, 2021, the company distributed electricity to approximately 10.2 million customers, had 336,053 kilometers of distribution lines that included 498,155 distribution transformers and 565 high to medium voltage transformer substations with a total transformer capacity of 19,178 MVA. It also has an installed capacity of 4,385 megawatts. The company was founded in 1998 and is headquartered in Campinas, Brazil. CPFL Energia S.A. is a subsidiary of State Grid Brazil Power Participações S.A.
Companhia Paranaense de Energia - COPEL	Companhia Paranaense de Energia - COPEL is involved in the generation, transformation, distribution, and marketing of energy to industrial, residential, commercial, and rural customers, among others, mainly in the State of Paraná, Brazil. COPEL is also involved in the distribution of piped natural gas. As of December 31, 2021, the company operated 20 hydroelectric plants, 30 wind plants and 1 thermoelectric plant with a total installed capacity of 5,957 megawatts and owned and operated 3,638 km of transmission lines and 204,957 km of distribution lines. It has concessions for electricity distribution in 394 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. Companhia Paranaense de Energia - COPEL was founded in 1954 and is headquartered in Curitiba, Brazil.
Engie Brasil Energia S.A.	Engie Brasil Energia S.A., together with its subsidiaries, generates and sells electricity in Brazil. The company operates 68 plants, including 11 hydroelectric plants, 4 thermoelectric plants, 49 wind plants, 3 biomass plants, 2 solar photovoltaic plants, 1 conventional thermoelectric plant, and 2 small hydroelectric plants in 21 states in Brazil. As of December 31, 2021, it had an installed capacity of 8,218.7 megawatts. The company also transports natural gas through 4,500 km of pipelines in the Southeast, Northeast, and North regions of Brazil. In addition, it is active in the manufacture, wholesale, retail, operation, and maintenance of solar panels. The company was formerly known as Tractebel Energia S.A. and changed its name to Engie Brasil Energia S.A. in July 2016. The company was incorporated in 2005 and is headquartered in Florianópolis, Brazil. Engie Brasil Energia S.A. operates as a subsidiary of ENGIE Brasil Participações Ltda.
AES Brasil Energia S.A.	AES Brasil Energia S.A., together with its subsidiaries, operates in the renewable energy generation business in Brazil. It generates electricity through hydroelectric, wind and solar sources. Its portfolio of assets has a total installed capacity of 4.5 GW, including 2,658.4 megawatts of hydroelectric power, 1,532.8 megawatts of wind power, and 295.1 megawatts of solar power. The company is headquartered in São Paulo, Brazil.
Centrais Elétricas Brasileiras S.A. - Eletrobrás	Centrais Elétricas Brasileiras S.A. - Eletrobras, through its subsidiaries, operates in the generation, transmission and distribution of electricity in Brazil. The company generates electricity through hydroelectric, thermal, nuclear, wind and solar power plants. As of December 31, 2021, it owned and operated 32 hydroelectric power plants with a total installed capacity of 46,295.75 megawatts, 9 thermal power plants, including coal, oil and gas-fired power generation units, with a total installed capacity of 1,505 megawatts, and 2 nuclear power plants comprised of Angra I with an installed capacity of 640 megawatts and Angra II with an installed capacity of 1,350 megawatts. It also operates 66,556 kilometers of transmission lines. The company was incorporated in 1962 and is headquartered in Rio de Janeiro, Brazil.
Companhia Energética de Minas Gerais	Companhia Energética de Minas Gerais, through its subsidiaries, operates in the generation, transmission, distribution and commercialization of energy in Brazil. As of December 31, 2021, the company operated 70 hydroelectric, wind and solar plants with an installed capacity of 5,700 MW and with 545,706 km of distribution lines and 7,160 km of transmission lines. It is also active in the procurement, transportation, and distribution of gas and its by-products and derivatives, cloud solution supply, IT infrastructure, IT management and cybersecurity services, technology systems supply and operational management systems for utility concessions, telecommunications service provision, distributed generation, account services, cogeneration, energy efficiency, and supply and storage management activities. The company was incorporated in 1952 and is headquartered in Belo Horizonte, Brazil.

Source: Capital IQ

7.4 Comparable Companies

Transmission

Companies	Description
Transmissora Aliança de Energia Elétrica S.A.	Transmissora Aliança de Energia Elétrica S.A. implements, operates and maintains electric energy transmission assets in Brazil. It operates 14,014 km of transmission lines, which include 11,685 km of transmission lines in operation and 2,329 km of lines under construction, as well as 100 substations with voltages ranging from 230 to 525kV. The company was founded in 2000 and is headquartered in Rio de Janeiro, Brazil.
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A. operates in the electric energy transmission business in Brazil. As of December 31, 2021, it had a total installed transformation capacity of 71.7 thousand MVA together with transmission lines of 19 thousand kilometers, 26.1 thousand kilometers of circuits and 131 substations. It operates in the states of Rio Grande do Sul, Santa Catarina, Paraná, São Paulo, Minas Gerais, Rondônia, Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, Maranhão, Piauí, Paraíba, Pernambuco, Alagoas, Espírito Santo, and Bahia. The company was incorporated in 1999 and is headquartered in São Paulo, Brazil.
Afluente Transmissão de Energia Elétrica S.A.	Afluente Transmissão de Energia Elétrica S.A. operates transmission lines and substations in Bahia, Brazil. It operates the substations of Tomba, Funil, Brumado II, Itagibai, Ford, Palo and Camacari in the state of Bahia with an installed capacity of 600 MVA and a transmission line of 489.1 kilometers. The company was incorporated in 2008 and is headquartered in Rio de Janeiro, Brazil. Afluente Transmissão de Energia Elétrica S.A. is a subsidiary of Neoenergia S.A.

Source: Capital IQ



8 Exhibits

Exhibits

Exhibits

Exhibit 1.1: Centrais Elétricas do Norte do Brasil S.A. - P&L (2020-2033)

Centrais Elétricas do Norte do Brasil S.A. - In BRL million	*Historical Financial Information*			*Historical Financial Information*											
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	**6,147**	**10,949**	**6,646**	**5,181**	**10,192**	**10,208**	**10,130**	**10,454**	**10,804**	**10,572**	**10,356**	**10,607**	**8,468**	**8,747**	**9,035**
Generation	3,931	7,877	5,041	3,805	8,813	8,830	8,747	9,069	9,373	9,094	9,417	9,637	7,466	7,712	7,966
Transmission	2,216	3,072	1,604	1,376	1,380	1,378	1,383	1,385	1,431	1,478	939	970	1,002	1,035	1,069
Deductions	(1,170)	(2,097)	(1,430)	(757)	(1,474)	(1,478)	(1,459)	(1,494)	(1,547)	(1,513)	(1,490)	(1,532)	(1,300)	(1,345)	(1,393)
Net revenue	**4,977**	**8,853**	**5,215**	**4,424**	**8,718**	**8,730**	**8,670**	**8,960**	**9,256**	**9,060**	**8,866**	**9,075**	**7,168**	**7,402**	**7,642**
Costs and expenses	**(2,577)**	**(6)**	**(3,345)**	**(2,411)**	**(2,451)**	**(2,716)**	**(2,993)**	**(3,153)**	**(3,531)**	**(3,644)**	**(3,646)**	**(3,900)**	**(3,275)**	**(3,383)**	**(3,494)**
Personnel and charges	(1,019)	(1,257)	(622)	(120)	(500)	(517)	(534)	(552)	(574)	(544)	(562)	(695)	(428)	(442)	(457)
Materials and producsts	(35)	(69)	(29)	(26)	(17)	(18)	(18)	(19)	(20)	(18)	(19)	(24)	(15)	(15)	(16)
Third-party services	(261)	(250)	(137)	(54)	(227)	(235)	(242)	(250)	(260)	(247)	(255)	(315)	(194)	(201)	(207)
Other current expenses	(215)	846	(2,432)	(41)	(242)	(248)	(252)	(124)	(199)	(280)	(274)	(260)	(2)	(3)	(3)
Energy purchase	(313)	2,787	(99)	-	-	-	-	-	-	-	-	-	-	-	-
Transmission charges	(650)	(748)	-	(247)	(1,039)	(1,074)	(1,109)	(1,146)	(1,170)	(1,203)	(1,243)	(1,270)	(1,256)	(1,297)	(1,340)
Fuel	(2)	(1,315)	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transmission costs	-	-	-	(240)	(241)	(240)	(241)	(242)	(250)	(258)	(164)	(169)	(175)	(181)	(186)
CDE obligations	-	-	-	(1,682)	(186)	(384)	(595)	(820)	(1,059)	(1,094)	(1,130)	(1,167)	(1,205)	(1,245)	(1,286)
Construction costs	(83)	-	(26)	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	**2,400**	**8,847**	**1,871**	**2,013**	**6,267**	**6,015**	**5,677**	**5,808**	**5,725**	**5,416**	**5,220**	**5,175**	**3,893**	**4,019**	**4,148**
Depreciation and amortization	(423)	(651)	(610)	(624)	(1,114)	(1,156)	(1,190)	(1,223)	(1,268)	(1,277)	(1,287)	(1,297)	(1,307)	(1,318)	(1,329)
EBIT	**1,977**	**8,196**	**1,260**	**1,389**	**5,153**	**4,859**	**4,488**	**4,584**	**4,457**	**4,139**	**3,933**	**3,878**	**2,586**	**2,702**	**2,819**
Financial revenues	568	1,553	500	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	(613)	(917)	(1,176)	-	-	-	-	-	-	-	-	-	-	-	-
Revenues and expenses of equivalence	133	436	(15)	-	-	-	-	-	-	-	-	-	-	-	-
Other operating revenues and expenses	971	313	1,619	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**3,037**	**9,582**	**2,189**	**1,389**	**5,153**	**4,859**	**4,488**	**4,584**	**4,457**	**4,139**	**3,933**	**3,878**	**2,586**	**2,702**	**2,819**
Current income tax and social contribution	(494)	(153)	(879)	(505)	(872)	(870)	(857)	(911)	(932)	(889)	(1,535)	(1,715)	(1,289)	(1,342)	(1,396)
Deferred income tax and social contribution	(483)	(2,067)	137	-	-	-	-	-	-	-	-	-	-	-	-
Tax incentive	358	-	94	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**2,418**	**7,362**	**1,542**	**884**	**4,281**	**3,989**	**3,631**	**3,673**	**3,525**	**3,249**	**2,398**	**2,163**	**1,297**	**1,360**	**1,423**

Source: Management/ EY

Exhibit 1.1: Centrais Elétricas do Norte do Brasil S.A. - P&L (2034-2048)

Centrais Elétricas do Norte do Brasil S.A. - in BRL million	*Historical Financial Information*														
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**	**Dec/48**
Gross revenue	**9,333**	**9,641**	**9,765**	**10,087**	**10,419**	**10,753**	**10,629**	**10,973**	**11,317**	**11,678**	**11,130**	**11,497**	**11,876**	**12,267**	**12,671**
Generation	8,229	8,500	8,586	8,870	9,162	9,464	9,776	10,098	10,431	10,775	11,130	11,497	11,876	12,267	12,671
Transmission	1,104	1,141	1,178	1,217	1,257	1,289	853	875	887	903	-	-	-	-	-
Deductions	(1,438)	(1,484)	(1,500)	(1,551)	(1,602)	(1,653)	(1,645)	(1,699)	(1,752)	(1,809)	(1,746)	(1,804)	(1,863)	(1,925)	(1,988)
Net revenue	**7,896**	**8,157**	**8,265**	**8,536**	**8,817**	**9,099**	**8,984**	**9,274**	**9,565**	**9,869**	**9,384**	**9,693**	**10,012**	**10,343**	**10,683**
Costs and expenses	**(3,610)**	**(3,708)**	**(3,755)**	**(3,879)**	**(4,007)**	**(4,137)**	**(4,190)**	**(4,327)**	**(4,466)**	**(4,611)**	**(4,601)**	**(4,752)**	**(4,909)**	**(5,071)**	**(3,146)**
Personnel and charges	(472)	(493)	(480)	(496)	(513)	(530)	(547)	(565)	(584)	(603)	(623)	(643)	(665)	(686)	(709)
Materials and producsts	(16)	(17)	(16)	(17)	(17)	(18)	(19)	(19)	(20)	(20)	(21)	(22)	(23)	(23)	(24)
Third-party services	(214)	(224)	(218)	(225)	(232)	(240)	(248)	(256)	(265)	(273)	(282)	(292)	(301)	(311)	(322)
Other current expenses	(3)	(8)	(2)	(2)	(2)	(2)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)
Energy purchase	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transmission charges	(1,384)	(1,395)	(1,415)	(1,461)	(1,510)	(1,559)	(1,611)	(1,664)	(1,719)	(1,775)	(1,834)	(1,894)	(1,957)	(2,021)	(2,088)
Fuel	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transmission costs	(193)	(199)	(206)	(212)	(219)	(225)	(149)	(153)	(155)	(158)	-	-	-	-	-
CDE obligations	(1,329)	(1,372)	(1,418)	(1,464)	(1,513)	(1,563)	(1,614)	(1,667)	(1,722)	(1,779)	(1,838)	(1,898)	(1,961)	(2,025)	-
Construction costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	4,286	4,449	4,510	4,657	4,811	4,963	4,794	4,947	5,099	5,258	4,783	4,941	5,103	5,272	7,538
Depreciation and amortization	(1,340)	(1,351)	(1,363)	(1,376)	(1,389)	(1,402)	(1,415)	(1,429)	(1,444)	(1,459)	(1,475)	(1,491)	(1,507)	(1,524)	(1,542)
EBIT	2,946	3,098	3,147	3,281	3,422	3,561	3,378	3,518	3,654	3,799	3,308	3,450	3,596	3,747	5,996
Financial revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Revenues and expenses of equivalence	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating revenues and expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	2,946	3,098	3,147	3,281	3,422	3,561	3,378	3,518	3,654	3,799	3,308	3,450	3,596	3,747	5,996
Current income tax and social contribution	(1,453)	(1,520)	(1,552)	(1,614)	(1,678)	(1,742)	(1,697)	(1,763)	(1,828)	(1,896)	(1,750)	(1,818)	(1,889)	(1,963)	(2,038)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Tax incentive	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**1,493**	**1,578**	**1,595**	**1,668**	**1,744**	**1,819**	**1,681**	**1,755**	**1,826**	**1,902**	**1,559**	**1,632**	**1,707**	**1,785**	**3,957**

Source: Management/ EY

Exhibit 1.1: Centrais Elétricas do Norte do Brasil S.A. - P&L (2049-2052)

Centrais Elétricas do Norte do Brasil S.A. - in BRL million	*Historical Financial Information*			
P&L (In BRL million)	**Dec/49**	**Dec/50**	**Dec/51**	**Dec/52**
Gross revenue	13,089	13,520	13,966	14,426
Generation	13,089	13,520	13,966	14,426
Transmission	-	-	-	-
Deductions	(2,053)	(2,121)	(2,191)	(2,263)
Net revenue	11,036	11,399	11,775	12,163
Costs and expenses	(3,250)	(3,357)	(3,467)	(3,002)
Personnel and charges	(732)	(757)	(782)	(1,090)
Materials and producsts	(25)	(26)	(27)	(37)
Third-party services	(332)	(343)	(354)	(494)
Other current expenses	(3)	(4)	(4)	(192)
Energy purchase	-	-	-	-
Transmission charges	(2,157)	(2,228)	(2,301)	(1,189)
Fuel	-	-	-	-
Royalties	-	-	-	-
Transmission costs	-	-	-	-
CDE obligations	-	-	-	-
Construction costs	-	-	-	-
EBITDA	7,786	8,043	8,308	9,161
Depreciation and amortization	(1,560)	(1,579)	(1,599)	(1,115)
EBIT	6,226	6,464	6,709	8,046
Financial revenues	-	-	-	-
Financial expenses	-	-	-	-
Revenues and expenses of equivalence	-	-	-	-
Other operating revenues and expenses	-	-	-	-
EBT	6,226	6,464	6,709	8,046
Current income tax and social contribution	(2,117)	(2,198)	(2,281)	(2,736)
Deferred income tax and social contribution	-	-	-	-
Tax incentive	-	-	-	-
Net profit	**4,109**	**4,266**	**4,428**	**5,311**

Source: Management/ EY

Exhibit 1.2: Centrais Elétricas do Norte do Brasil S.A. - FCFF

Centrais Elétricas do Norte do Brasil S.A. - in BRL million	*Projected Financial Information*														
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**	**Dec/34**	**Dec/35**	**Dec/36**
Operating cash flow	**1,939**	**5,031**	**5,194**	**4,877**	**4,886**	**4,823**	**4,575**	**3,711**	**3,479**	**2,750**	**2,667**	**2,740**	**2,820**	**2,913**	**2,954**
(+) EBITDA	2,013	6,267	6,015	5,677	5,808	5,725	5,416	5,220	5,175	3,893	4,019	4,148	4,286	4,449	4,510
(-) Income taxes	(354)	(815)	(870)	(857)	(911)	(932)	(889)	(1,535)	(1,715)	(1,289)	(1,342)	(1,396)	(1,453)	(1,520)	(1,552)
(+/-) Change in working capital	279	(421)	49	57	(10)	30	48	26	19	146	(10)	(12)	(13)	(17)	(5)
Capex	**(361)**	**(1,316)**	**(1,062)**	**(1,022)**	**(1,371)**	**(296)**	**(305)**	**(315)**	**(326)**	**(337)**	**(348)**	**(359)**	**(371)**	**(383)**	**(396)**
Free cash flow to the firm (FCFF)	**1,578**	**3,715**	**4,132**	**3,855**	**3,515**	**4,527**	**4,270**	**3,395**	**3,153**	**2,413**	**2,320**	**2,381**	**2,449**	**2,529**	**2,558**

Centrais Elétricas do Norte do Brasil S.A. - In BRL million	*Projected Financial Information*															
Cash Flow (In BRL million)	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**	**Dec/48**	**Dec/49**	**Dec/50**	**Dec/51**	**Dec/52**
Operating cash flow	**3,029**	**3,119**	**3,207**	**3,123**	**3,170**	**3,258**	**3,348**	**3,099**	**3,108**	**3,200**	**3,295**	**5,103**	**5,639**	**5,816**	**5,997**	**6,292**
(+) EBITDA	4,657	4,811	4,963	4,794	4,947	5,099	5,258	4,783	4,941	5,103	5,272	7,538	7,786	8,043	8,308	9,161
(-) Income taxes	(1,614)	(1,678)	(1,742)	(1,697)	(1,763)	(1,828)	(1,896)	(1,750)	(1,818)	(1,889)	(1,963)	(2,038)	(2,117)	(2,198)	(2,281)	(2,736)
(+/-) Change in working capital	(14)	(14)	(14)	27	(15)	(13)	(14)	65	(14)	(14)	(14)	(396)	(30)	(29)	(30)	(134)
Capex	**(409)**	**(422)**	**(436)**	**(451)**	**(466)**	**(481)**	**(497)**	**(513)**	**(530)**	**(547)**	**(566)**	**(584)**	**(603)**	**(623)**	**(644)**	**(665)**
Free cash flow to the firm (FCFF)	**2,621**	**2,697**	**2,771**	**2,673**	**2,704**	**2,777**	**2,851**	**2,586**	**2,578**	**2,653**	**2,729**	**4,519**	**5,036**	**5,193**	**5,353**	**5,627**

Exhibit 2.1: Norte Energia S.A. - Main Assumptions

Description

Founded in 2010, Norte Energia S.A. ("NESA") operates and commercializes the energy potential of the Belo Monte Hydroelectric Power Plant, in the state of Pará. With an installed capacity of 11,233 MW and a physical guarantee of 4,571 average MW, the plant was granted to Norte Energia through a 35-year concession contract starting in August 2010.

Revenue

The revenues were projected according to the volume and price of contracts in the ACR and ACL signed by Norte Energia. Contracts in the ACR represent 70% of the physical guarantee and total 3,200 MW. This volume is contracted until 2045 at an average price of BRL 168/MWh on the Valuation date. This contract has the price adjusted annually by the IPCA in May. The ACL contracts represent 18% of the physical guarantee, totaling 672 MW, and of this total, 215 MW are contracted until the end of 2022 at an average price on the Valuation date of BRL 236/MWh and 457 MW are contracted until 2046 and whose average price considered was the SPOT price of BRL 169/MWh, both are adjusted annually by the IPCA in January.

The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 until the end of the projection, according to the average market estimate. It was considered the sale of all the uncontracted energy in the SPOT market at a rate of BRL 169/MWh.

It is noteworthy that Norte Energia has hydrological risk renegotiation insurance of type SP100 to 8,041 MW (with full coverage against hydrological risk) valid until 2045.

On gross revenue there is incidence of PIS and COFINS, projected according to rates applicable to the Actual Profits method. In addition, P&D charges are projected with a 1.0% rate on revenues net of PIS and COFINS CFURH and TFSEE.

In this way, projected net revenue averaged an annual growth of 3.5% over the projection.

Costs and Expenses

The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, O&M, personnel, materials, third-party service and others.

The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. The TFSEE was calculated considering a BETU of BRL 854.1/kW and a rate of 0.4%, applicable on installed capacity. The calculation of the CFURH considered a TAR of BRL 83.8/kW and a 7% rate, applicable on the physical guaranteed net of losses. Finally, TUST was calculated based on a BRL rate of 9.7/kW/month on the Valuation date.

An energy deficit of 233 MW is projected for the second half of 2022, so that NESA has to buy energy in the SPOT market at an estimated price of BRL 169/MWh.

Other costs and expenses include maintenance cost, personnel, materials, third party services, hydrological risk insurance, UBP payments, among others, which were projected in line with the company's history and adjusted annually by the IPCA.

Thus, the average annual EBITDA margin projected for NESA was 63.0%.

Income Tax

The projection of income taxes was based on the Acutal Profits method, regime in which Norte Energia is included.

Income taxes were projected according to current Brazilian tax legislation, observing the rate of 34%. The valuation considers the use of existing tax losses on the Valuation date, represented by deferred income tax recorded in the amount of BRL 335.6 million, with the compensation of losses limited to 30% of the real profit. Additionally, SUDAM's tax benefit was considered, which allows a 75% reduction in the IRPJ rate, valid until 2027.

Investments (CAPEX) and Depreciation

According to Management's expectations, a maintenance CAPEX was projected with the objective of maintaining the operational and maintenance level of the asset, which totaled BRL 1.3 billion (in real terms) over the projective period and represented, on average, 1.2% of the NR throughout the projection.

Depreciation expenses for existing assets on the Valuation date and new investments were projected linearly at a rate of 3.3% per year. It is important to highlight that at the end of the projection is considered a residual balance of BRL 3.4 billion referring to assets that were not fully depreciated throughout the concession, impacting cash flow in the last period.

Working Capital

The estimated working capital was based on Norte Energia's historical financial statements. The balance sheet accounts were analyzed and classified as operational or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating income, costs and expenses, as applicable, and used in the projections. Thus, net working capital represented, on average, -4.8% of the NR over the projection.

Discount Rate

Cash flows were discounted to present value using a discount rate (WACC) of 9.8%, the details of which are presented on page 33 of this Report.

NOPs Adjustment

The asset accounts considered as NOP and added to NESA's equity value were: Securities, Long-Term Tax Credits, Deferred Taxes (arising from temporary differences), Judicial Deposits and Other Non-Current Assets. On the other hand, the liabilities accounts classified as NOP and subtracted from NESA's equity value were: Provisions and Other Non-Current Liabilities.

Exhibit 2.2: Norte Energia S.A. - P&L (2020-2033)

Norte Energia S.A. - In BRL million	*Historical Financial Information*			*Projected Financial Information*											
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	**5,138**	**5,619**	**3,194**	**3,277**	**6,975**	**7,315**	**7,539**	**7,788**	**8,045**	**8,333**	**8,584**	**8,867**	**9,159**	**9,487**	**9,773**
ACR revenue	634	4,713	2,438	2,372	5,038	5,277	5,440	5,620	5,805	6,013	6,194	6,398	6,609	6,845	7,052
ACL revenue	-	-	-	588	740	768	791	817	844	874	900	930	961	995	1,025
SPOT revenue	4,504	906	756	-	611	733	755	780	806	834	860	888	917	950	979
GSF safe refund revenue	-	-	-	316	586	537	554	572	591	612	630	651	672	696	717
Acillary revenue/other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(735)	(783)	(521)	(331)	(705)	(740)	(762)	(787)	(813)	(842)	(868)	(896)	(926)	(959)	(988)
Net revenue	**4,403**	**4,836**	**2,673**	**2,945**	**6,270**	**6,575**	**6,777**	**7,001**	**7,231**	**7,490**	**7,716**	**7,970**	**8,233**	**8,528**	**8,785**
Total costs	(1,757)	(1,520)	(1,043)	(1,267)	(2,342)	(2,424)	(2,501)	(2,583)	(2,667)	(2,756)	(2,844)	(2,937)	(3,032)	(3,134)	(3,233)
Transmission, connection and distribution charges	(1,035)	(1,112)	(596)	(731)	(1,561)	(1,622)	(1,676)	(1,731)	(1,788)	(1,847)	(1,908)	(1,970)	(2,035)	(2,103)	(2,172)
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
O&M	(320)	(398)	(221)	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(334)	(201)	(39)	(181)	-	-	-	-	-	-	-	-	-	-	-
Other costs	(67)	192	(60)	(348)	(762)	(789)	(813)	(840)	(867)	(897)	(925)	(955)	(986)	(1,020)	(1,052)
UBP	-	-	(127)	(8)	(19)	(13)	(12)	(12)	(12)	(12)	(11)	(11)	(11)	(10)	(10)
Gross profit	**2,646**	**3,316**	**1,630**	**1,678**	**3,928**	**4,151**	**4,276**	**4,418**	**4,564**	**4,734**	**4,872**	**5,034**	**5,201**	**5,394**	**5,551**
Total expenses	(100)	(97)	(65)	-	-	-	-	-	-	-	-	-	-	-	-
Personnel	(44)	(45)	(26)	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(33)	(42)	(23)	-	-	-	-	-	-	-	-	-	-	-	-
Provisions and revisions	-	4	(3)	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	(23)	(15)	(13)	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	**2,546**	**3,219**	**1,565**	**1,678**	**3,928**	**4,151**	**4,276**	**4,418**	**4,564**	**4,734**	**4,872**	**5,034**	**5,201**	**5,394**	**5,551**
Depreciation and amortization	(1,696)	(1,695)	(838)	(787)	(1,587)	(1,594)	(1,595)	(1,596)	(1,597)	(1,598)	(1,599)	(1,600)	(1,601)	(1,603)	(1,604)
EBIT	**850**	**1,524**	**728**	**891**	**2,341**	**2,557**	**2,681**	**2,822**	**2,968**	**3,136**	**3,273**	**3,434**	**3,599**	**3,791**	**3,947**
Financial revenues	159	89	99	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	(2,025)	(2,098)	(1,235)	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**(1,016)**	**(486)**	**(408)**	**891**	**2,341**	**2,557**	**2,681**	**2,822**	**2,968**	**3,136**	**3,273**	**3,434**	**3,599**	**3,791**	**3,947**
Current income tax and social contribution	-	-	-	(136)	(357)	(390)	(409)	(430)	(453)	(1,066)	(1,113)	(1,167)	(1,224)	(1,289)	(1,342)
Deferred income tax and social contribution	156	53	63	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	**(860)**	**(433)**	**(345)**	**755**	**1,984**	**2,167**	**2,272**	**2,392**	**2,515**	**2,070**	**2,160**	**2,266**	**2,376**	**2,502**	**2,605**

Exhibit 2.2: Norte Energia S.A. - P&L (2034-2046)

Norte Energia S.A. - In BRL million	*Projected Financial Information*												
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**
Gross revenue	10,095	10,428	10,801	11,126	11,493	11,872	12,297	12,667	13,085	13,516	14,000	14,422	8,162
ACR revenue	7,284	7,524	7,794	8,028	8,293	8,566	8,873	9,140	9,442	9,753	10,102	10,406	-
ACL revenue	1,059	1,094	1,133	1,167	1,205	1,245	1,290	1,329	1,372	1,418	1,468	1,513	911
SPOT revenue	1,011	1,044	1,082	1,114	1,151	1,189	1,231	1,268	1,310	1,353	1,402	1,444	7,250
GSF safe refund revenue	741	766	793	817	844	872	903	930	961	992	1,028	1,059	-
Acillary revenue/other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(1,021)	(1,054)	(1,092)	(1,125)	(1,162)	(1,200)	(1,243)	(1,281)	(1,323)	(1,367)	(1,415)	(1,458)	(825)
Net revenue	9,074	9,373	9,709	10,001	10,331	10,672	11,054	11,387	11,762	12,150	12,585	12,964	7,337
Total costs	(3,339)	(3,448)	(3,563)	(3,676)	(3,796)	(3,920)	(4,051)	(4,179)	(4,314)	(4,454)	(4,599)	(4,754)	(2,481)
Transmission, connection and distribution charges	(2,243)	(2,317)	(2,395)	(2,473)	(2,554)	(2,638)	(2,726)	(2,815)	(2,908)	(3,004)	(3,104)	(3,205)	(1,931)
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-
O&M	-	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	-	-	-	-	-	-	-	-	-	-	-	-	-
Other costs	(1,086)	(1,122)	(1,160)	(1,196)	(1,235)	(1,275)	(1,319)	(1,359)	(1,403)	(1,447)	(1,493)	(1,548)	(550)
UBP	(9)	(9)	(8)	(8)	(7)	(6)	(5)	(5)	(4)	(3)	(2)	(1)	-
Gross profit	5,735	5,926	6,146	6,325	6,535	6,752	7,003	7,208	7,448	7,696	7,985	8,210	4,856
Total expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Personnel	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	-	-	-	-	-	-	-	-	-	-	-	-	-
Provisions and revisions	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	5,735	5,926	6,146	6,325	6,535	6,752	7,003	7,208	7,448	7,696	7,985	8,210	4,856
Depreciation and amortization	(1,605)	(1,607)	(1,608)	(1,609)	(1,611)	(1,613)	(1,614)	(1,616)	(1,618)	(1,619)	(1,621)	(1,624)	(945)
EBIT	4,130	4,319	4,538	4,716	4,924	5,139	5,388	5,592	5,830	6,076	6,364	6,586	3,911
Financial revenues	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	4,130	4,319	4,538	4,716	4,924	5,139	5,388	5,592	5,830	6,076	6,364	6,586	3,911
Current income tax and social contribution	(1,404)	(1,468)	(1,543)	(1,603)	(1,674)	(1,747)	(1,832)	(1,901)	(1,982)	(2,066)	(2,164)	(2,239)	(1,330)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	2,726	2,851	2,995	3,112	3,250	3,392	3,556	3,691	3,848	4,010	4,200	4,347	2,581

Exhibit 2.3: Norte Energia S.A. - FCFF

Norte Energia S.A. - In BRL million	*Projected Financial Information*											
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Operating cash flow	**1,950**	**3,514**	**3,870**	**3,943**	**3,990**	**4,114**	**3,666**	**3,763**	**3,867**	**3,977**	**4,100**	**4,211**
(+) EBITDA	1,678	3,928	4,151	4,276	4,418	4,564	4,734	4,872	5,034	5,201	5,394	5,551
(-) Income Taxes	(95)	(250)	(273)	(338)	(430)	(453)	(1,066)	(1,113)	(1,167)	(1,224)	(1,289)	(1,342)
(+/-) Change in working capital	368	(165)	(3)	12	10	11	8	14	12	12	9	16
(-) UBP	(1)	1	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)	(13)	(15)
Capex	**(337)**	**(370)**	**(204)**	**(28)**	**(30)**	**(30)**	**(33)**	**(34)**	**(35)**	**(36)**	**(38)**	**(39)**
Indemnification	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to firm (FCFF)	**1,613**	**3,145**	**3,666**	**3,915**	**3,961**	**4,084**	**3,633**	**3,729**	**3,831**	**3,940**	**4,063**	**4,172**

Norte Energia S.A. - In BRL million	*Projected Financial Information*												
Cash Flow (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**
Operating cash flow	**4,328**	**4,453**	**4,594**	**4,720**	**4,854**	**4,996**	**5,157**	**5,300**	**5,453**	**5,615**	**5,799**	**5,979**	**2,916**
(+) EBITDA	5,735	5,926	6,146	6,325	6,535	6,752	7,003	7,208	7,448	7,696	7,985	8,210	4,856
(-) Income Taxes	(1,404)	(1,468)	(1,543)	(1,603)	(1,674)	(1,747)	(1,832)	(1,901)	(1,982)	(2,066)	(2,164)	(2,239)	(1,330)
(+/-) Change in working capital	13	14	10	18	15	15	11	20	16	17	11	28	(610)
(-) UBP	(16)	(17)	(19)	(20)	(22)	(24)	(25)	(27)	(29)	(31)	(33)	(20)	-
Capex	**(40)**	**(41)**	**(43)**	**(44)**	**(46)**	**(47)**	**(49)**	**(50)**	**(52)**	**(53)**	**(55)**	**(84)**	-
Indemnification	-	-	-	-	-	-	-	-	-	-	-	-	**3,443**
Free cash flow to firm (FCFF)	**4,288**	**4,412**	**4,551**	**4,676**	**4,808**	**4,949**	**5,108**	**5,250**	**5,401**	**5,562**	**5,744**	**5,895**	**6,359**

Exhibit 3.1: Companhia Energética Sinop S.A. - Main Assumptions

Description

Founded in 2013, Companhia Energética Sinop S.A. is an SPE responsible for the construction, maintenance, operation and commercialization activities of the energy generated by the Sinop Hydroelectric Power Plant. The contract was signed in February 2014, lasting 35 years, however, through an Additive to the Concession Agreement, the period was extended until the end of January 2050. The Sinop Hydroelectric Power Plant has an installed capacity of 402 MW and a physical guarantee of 243 MW. Considering the percentage of 3.0% of losses, the assured energy is 236 MW.

Revenue

The revenues were projected according to the volume and price of the contracts in the ACR and ACL signed by Sinop. Contracts in the ACR represent 89% of the physical guarantee and total 216 MW. This volume is contracted until 2047 at an average price of BRL 183/MWh on the Valuation date. This contract has the price adjusted annually by the IPCA in January. The ACL contracts represent 2% of the physical guarantee, totaling 6 MW, and are contracted until 2048 at an average price on the Valuation date of BRL 233/MWh, being adjusted annually by the IPCA in January.

The valuation considered an average GSF of 80% in 2022, reaching 89% in 2023, stabilizing at 90% from 2024 until the end of the projection, according to the average market estimate. It was considered the sale of all the uncontracted energy in the SPOT market at the rate of BRL 169/MWh, when applicable. It is noteworthy that Sinop has hydrological risk renegotiation insurance (SP95) for its ACR contract of 216 MW (therefore, with coverage limited to a GSF of 95%) valid until 2047.

On gross revenue there is incidence of PIS and COFINS, projected according to rates applicable to the Actual Profits method. In addition, P&D charges are projected with a 1.0% rate on revenues net of PIS and COFINS CFURH and TFSEE.

In this way, projected net revenue averaged an annual growth of 3.0% over the projection.

Costs and Expenses

The main operating costs and expenses are composed of charges on the use of the power grid, energy purchase costs, insurance, O&M, personnel, materials, third-party services and others.

The charges on the use of the power grid refer to the sector charges of TFSEE, CFURH and TUST. The TFSEE was calculated considering a BETU of BRL 854.1/kW and a rate of 0.4%, applicable on installed capacity. The calculation of The CFURH considered a TAR of BRL 83.8/kW and a 7% rate, applicable on the physical guaranteed net of losses. Finally, TUST was calculated based on a BRL rate of BRL 10.1/kW/month in 2022.

The purchase of energy in the SPOT market at a BRL rate of BRL 169/MWh was considered to face the projected average energy deficit of 11 MW by 2047 and 210 MW between 2047 and 2050.

Other costs and expenses include maintenance cost, personnel, materials, third-party services, hydrological risk insurance, UBP payments, among others, which were projected in line with the company's history and adjusted annually by the IPCA.

Thus, the average annual EBITDA margin projected for Sinop was 58.2%.

Income Tax

The projection of income taxes was based on the Actual Profits method, in which Sinop is included.

Income taxes were projected according to current Brazilian tax legislation, observing the 34% rate. The valuation considers the use of existing tax losses on the Valuation date, represented by deferred income tax recorded in the amount of BRL 171.1 million, with the compensation of losses limited to 30% of the actual profit. Additionally, SUDAM's tax benefit was considered, which allows a 75% reduction in the IRPJ rate, valid until 2029.

Investments (CAPEX) and Depreciation

According to Management's expectations, no new investments were projected for the remaining concession period, considering that operating and maintenance costs and expenses are already being foreseen in order to maintain the operational and maintenance level of the existing asset.

Depreciation expense for existing assets on the Valuation date was projected linearly at a rate of 2.5% per year.

Working Capital

The estimated working capital was based on Sinop's historical financial statements. The balance sheet accounts were analyzed and classified as operational or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating income, costs and expenses, as applicable, and used in the projections.

Thus, net working capital represented, on average, 13.9% of the NR over the projection.

Discount Rate

Cash flows were discounted to present value using a discount rate (WACC) of 10.3%, the details of which are presented on page 33 of this Report.

NOPs Adjustment

The assets accounts considered as NOP and added to Sinop's equity value were: Securities, Long-Term Tax Credits, Deferred Taxes (arising from temporary differences), Judicial Deposits and Other Non-Current Assets. On the other hand, the liabilities accounts classified as NOP and subtracted from Sinop's equity value were: Regulatory Fees and Provisions.

Exhibit 3.2: Companhia Energética Sinop S.A. - P&L (2020-2033)

Companhia Energética Sinop S.A. - In BRL million	*Historial Financial Information*			*Projected Financial Information*											
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun/22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	306	320	177	180	388	409	422	435	450	466	480	496	512	530	546
ACR revenue	296	309	172	174	374	393	406	419	433	448	462	477	493	511	526
ACL revenue	-	-	5	6	13	13	14	14	15	15	16	16	17	17	18
SPOT revenue	10	12	-	-	-	-	-	-	-	-	-	-	-	-	-
GSF safe refund revenue	-	-	-	-	2	2	2	2	2	2	2	3	3	3	3
Acillary revenue/other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(36)	(41)	(25)	(18)	(39)	(41)	(43)	(44)	(45)	(47)	(49)	(50)	(52)	(54)	(55)
Net revenue	270	279	152	162	349	367	379	391	404	419	431	446	460	477	491
Total costs	(126)	(160)	(81)	(112)	(201)	(202)	(177)	(160)	(165)	(171)	(176)	(182)	(187)	(194)	(200)
Transmission, connection, and distribution charges	(40)	(44)	(23)	(29)	(63)	(66)	(68)	(70)	(73)	(75)	(77)	(80)	(83)	(85)	(88)
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
O&M	(2)	(3)	-	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(71)	(92)	(38)	(26)	(20)	(16)	(17)	(17)	(18)	(18)	(19)	(19)	(20)	(21)	(21)
Other costs and expenses	(13)	(22)	(20)	(56)	(115)	(119)	(91)	(72)	(74)	(76)	(79)	(81)	(84)	(86)	(89)
UBP	-	-	-	(1)	(2)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Gross profit	144	119	71	50	148	166	202	231	239	248	255	264	273	283	292
Total expenses	230	(103)	(7)	-	-	-	-	-	-	-	-	-	-	-	-
Personnel	(6)	(6)	(6)	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(6)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provisions and revisions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	243	(97)	(1)	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	373	16	64	50	148	166	202	231	239	248	255	264	273	283	292
Depreciation and amortization	(97)	(92)	(29)	(41)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)
EBIT	277	(76)	35	8	65	83	119	148	156	165	173	181	190	200	209
Financial revenues	6	8	15	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	(123)	(139)	(96)	-	-	-	-	-	-	-	-	-	-	-	-
EBT	160	(207)	(46)	8	65	83	119	148	156	165	173	181	190	200	209
Current income tax and social contribution	-	-	-	(1)	(10)	(13)	(18)	(23)	(24)	(25)	(26)	(62)	(65)	(68)	(71)
Deferred income tax and social contribution	(55)	64	16	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	106	(143)	(30)	7	55	70	101	126	132	140	146	120	126	132	138

Exhibit 3.2: Companhia Energética Sinop S.A. - P&L (2034-2048)

Companhia Energética Sinop S.A. - In BRL million	*Projected Financial Information*														
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**	**Dec/48**
Gross revenue	**564**	**583**	**604**	**622**	**643**	**664**	**688**	**708**	**732**	**756**	**783**	**806**	**833**	**860**	**783**
ACR revenue	543	561	581	599	618	639	662	682	704	727	753	776	802	828	-
ACL revenue	18	19	20	20	21	22	22	23	24	25	25	26	27	28	29
SPOT revenue	-	-	-	-	-	-	-	-	-	-	-	-	-	-	754
GSF safe refund revenue	3	3	3	3	3	3	3	4	4	4	4	4	4	4	-
Acillary revenue/other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(57)	(59)	(61)	(63)	(65)	(67)	(70)	(72)	(74)	(76)	(79)	(82)	(84)	(87)	(79)
Net revenue	**507**	**524**	**543**	**559**	**578**	**597**	**618**	**637**	**658**	**679**	**704**	**725**	**749**	**773**	**704**
Total costs	(206)	(212)	(219)	(226)	(233)	(241)	(249)	(257)	(265)	(273)	(282)	(291)	(300)	(310)	(280)
Transmission, connection, and distribution charges	(91)	(94)	(97)	(100)	(104)	(107)	(111)	(114)	(118)	(122)	(126)	(130)	(134)	(139)	(143)
Insurance	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
O&M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchase cost	(22)	(23)	(24)	(24)	(25)	(26)	(27)	(28)	(29)	(30)	(31)	(32)	(33)	(34)	-
Other costs and expenses	(92)	(95)	(98)	(101)	(104)	(107)	(111)	(114)	(117)	(121)	(125)	(129)	(133)	(137)	(136)
UBP	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(0)	(0)	(0)	(0)	(0)
Gross profit	**301**	**312**	**323**	**333**	**344**	**356**	**369**	**380**	**393**	**406**	**421**	**434**	**449**	**464**	**424**
Total expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Personnel	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provisions and revisions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	301	312	323	333	344	356	369	380	393	406	421	434	449	464	424
Depreciation and amortization	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)	(83)
EBIT	219	229	241	250	261	273	286	297	310	323	339	351	366	381	342
Financial revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT	219	229	241	250	261	273	286	297	310	323	339	351	366	381	342
Current income tax and social contribution	(74)	(78)	(82)	(85)	(89)	(93)	(97)	(101)	(105)	(110)	(115)	(119)	(124)	(129)	(116)
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	144	151	159	165	173	180	189	196	205	213	223	232	241	251	225

Exhibit 3.2: Companhia Energética Sinop S.A. - P&L (2049-2050)

Companhia Energética Sinop S.A. - In BRL million	*Projected Financial Information*	
P&L (In BRL million)	**Dec/49**	**Dec/50**
Gross revenue	**799**	**69**
ACR revenue	-	-
ACL revenue	-	-
SPOT revenue	799	69
GSF safe refund revenue	-	-
Acillary revenue/other revenues	-	-
Deductions	(81)	(7)
Net revenue	**718**	**62**
Total costs	(232)	(13)
Transmission, connection, and distribution charges	(148)	(13)
Insurance	-	-
O&M	-	-
Energy purchase cost	-	-
Other costs and expenses	(84)	(0)
UBP	(0)	-
Gross profit	**486**	**49**
Total expenses	-	-
Personnel	-	-
Third-party services	-	-
Provisions and revisions	-	-
Other expenses	-	-
EBITDA	**486**	**49**
Depreciation and amortization	(83)	(1)
EBIT	**403**	**48**
Financial revenues	-	-
Financial expenses	-	-
EBT	**403**	**48**
Current income tax and social contribution	(137)	(16)
Deferred income tax and social contribution	-	-
Net profit	**266**	**32**

Exhibit 3.3: Companhia Energética Sinop S.A. - FCFF

Companhia Energética Sinop S.A. - In BRL million	*Projected Financial Information*											
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Operating cash flow	33	131	153	181	209	220	228	234	218	225	232	239
(+) EBITDA	50	148	166	202	231	239	248	255	264	273	283	292
(-) Income Taxes	(1)	(7)	(9)	(13)	(16)	(17)	(18)	(18)	(43)	(45)	(48)	(50)
(+/-) Change in working capital	(16)	(11)	(4)	(8)	(6)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
(-) UBP	0	0	(0)	(0)	(0)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Capex	-	-	-	-	-	-	-	-	-	-	-	-
Indemnification	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to firm (FCFF)	**33**	**131**	**153**	**181**	**209**	**220**	**228**	**234**	**218**	**225**	**232**	**239**

Companhia Energética Sinop S.A. - In BRL million	*Projected Financial Information*																
Cash Flow (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**	**Dec/45**	**Dec/46**	**Dec/47**	**Dec/48**	**Dec/49**	**Dec/50**
Operating cash flow	246	254	242	244	251	258	267	274	282	291	300	309	318	327	315	335	146
(+) EBITDA	301	312	323	333	344	356	369	380	393	406	421	434	449	464	424	486	49
(-) Income Taxes	(52)	(54)	(78)	(85)	(89)	(93)	(97)	(101)	(105)	(110)	(115)	(119)	(124)	(129)	(116)	(137)	(16)
(+/-) Change in working capital	(2)	(2)	(3)	(2)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(4)	10	(13)	113
(-) UBP	(1)	(1)	(1)	(1)	(2)	(2)	(2)	(2)	(2)	(2)	(3)	(3)	(3)	(3)	(3)	(0)	-
Capex	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Indemnification	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to firm (FCFF)	**246**	**254**	**242**	**244**	**251**	**258**	**267**	**274**	**282**	**291**	**300**	**309**	**318**	**327**	**315**	**335**	**146**

Exhibit 4.1: Belo Monte Transmissora de Energia SPE S.A. (BMTE) - Main Assumptions

Description

Belo Monte Transmissora de Energia SPE S.A (BMTE) was established on March 20, 2014 and is responsible for the construction, operation, and maintenance of transmission facilities intended for the flow of energy generated by the Belo Monte hydroelectric complex for a period of 30 years from the date of the signing of the Concession Agreement 11/2013.

Revenue

BMTE's revenue comes from the Allowed Annual Revenue ("RAP"), with a value of BRL 744,244 thousand on the Valuation Date, according to the Homologatory Resolution No. 3097 of July 12, 2022.

The RAP refers to the services provided in the Basic Network, established via concession contract with ANEEL, where two types of corrections are foreseen:

- By the IPCA in July of each year;
- Five-year Tariff Review of the Basic Grid operation considering macroeconomic perspectives and the parameters foreseen in the concession contract. It is worth mentioning that we did not consider the tariff reviews in the BMTE projections.

The projection also considered a reinforcement RAP on the Valuation Date in the amount of BRL 16,340 thousand.

Over the revenue a deductible portion of 1.6% related to the unavailability was considered, which is characterized by being a monetary penalty applied by the Granting Authority due to unavailability or operating restrictions of the facilities that are part of the Basic Network.

For the purposes of the CPC 47 Technical Interpretation (Revenue Recognition of Contracts with Customers) to which BMTE is subject, the Gross Operational Revenue ("GOR") is represented by the events arising from the concession, and is composed of:

- Operation Revenue: Recognition of revenue from the operation of transmission lines of the concession assets;
- Remuneration of the Concession Assets: Recognition of revenue from the remuneration of the financial assets of the concession;
- Construction Revenues: Recognition of revenues from investments of the concession's financial assets (counterpart of the Construction Cost).

PIS and COFINS are levied on GOR, projected according to the rates applicable to the Actual Profit tax regime.

Cost and Expenses

The main operating costs and expenses are composed of sectoral charges, personnel cost, services, O&M and others.

The sectoral charges refer to Research & Development ("R&D"), calculated as 1.00% of the NR result minus the RGR and TFSEE and the Tax for Supervision of Electric Energy Services ("TFSEE"), calculated as 0.40% of the ROB.

The costs and expenses assumptions were defined based on values provided by Management, which, during the projection, were readjusted annually by the IPCA.

As a result of the assumptions used for projecting operating costs and expenses, the EBITDA margin presented an average of 75.5% throughout the projection.

Income Tax

The projection of direct taxes was based on the tax regime of "Actual Profit", in which the BMTE is classified. Direct taxes were projected in accordance with the Brazilian tax legislation in force, observing a rate of 34%.

Additionally, the SUDAM tax benefit was considered, and a 75% reduction of the IRPJ rate was calculated, valid until 2028.

Given the existence of tax deferral, the effective payment of taxes in the projection is proportional to the receipt of the APR for the period.

CAPEX

New investments (CAPEX) were forecasted by Management considering the nature of the BMTE's operations and the maintenance of its transmission network, with a total value of BRL 242 million between June 2022 and the year 2041

Residual Value

For the valuation, we consider that at the end of the concession period, BMTE will receive the net regulatory fixed assets as indemnity, which is estimated during the concession period based on the investment in CAPEX and the regulatory depreciation.

Working Capital

The estimated working capital was based on the BMTE's historical financial statements. The balance sheet accounts were analyzed and classified as operating or non-operating assets and liabilities. Historical working capital drivers were calculated for operating assets and liabilities based on operating revenues, costs and expenses, as applicable, and used in the projections.

Discount Rate

The cash flow was discounted to present value using a discount rate (WACC) of 9.4%, detailed on page 39 of this Report.

NOPs adjustments

The asset accounts considered as NOP and added to the capital value of the BMTE were: Recoverable taxes and contributions, and Other current and non-current assets. The liability accounts classified as NOP and subtracted from the capital value of BMTE were: Other Current and Non-Current Liabilities.

Exhibit 4.2: Belo Monte Transmissora de Energia SPE S.A. (BMTE) - P&L (2020-2033)

Belo Monte Transmissora de Energia SPE S.A. (BMTE) - In BRL million	*Historical Financial Information*			*Projected Financial Information*											
P&L (In BRL million)	**Dec/20**	**Dec/21**	**Jun-22**	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Gross revenue	**929**	**1,000**	**515**	**583**	**985**	**996**	**1,011**	**1,022**	**1,053**	**1,034**	**1,044**	**1,042**	**1,033**	**1,044**	**1,012**
Construction Revenue	-	-	-	35	6	2	6	7	27	3	10	8	4	23	5
O&M Revenue	68	71	41	121	133	138	142	147	152	157	162	167	173	179	185
Remuneration of Financial Assets	860	927	474	427	846	856	863	869	874	874	872	866	856	843	823
Others revenues	1	1	1	-	-	-	-	-	-	-	-	-	-	-	-
Deductions	(86)	(93)	(48)	(54)	(91)	(92)	(94)	(95)	(97)	(96)	(97)	(96)	(96)	(97)	(94)
Net revenue	**843**	**907**	**467**	**529**	**894**	**903**	**917**	**928**	**956**	**939**	**948**	**945**	**937**	**948**	**919**
Total costs	(108)	(108)	(63)	(141)	(126)	(127)	(134)	(140)	(162)	(145)	(157)	(159)	(161)	(183)	(172)
Industry charges	(9)	(10)	(5)	(5)	(11)	(12)	(12)	(13)	(13)	(13)	(14)	(14)	(15)	(15)	(16)
Operational costs	(65)	(76)	(38)	(104)	(110)	(113)	(117)	(121)	(125)	(129)	(133)	(138)	(142)	(147)	(152)
Cost of construction	(34)	(21)	(20)	(31)	(5)	(2)	(5)	(6)	(25)	(3)	(9)	(8)	(4)	(21)	(5)
EBITDA	**735**	**799**	**404**	**388**	**768**	**776**	**783**	**788**	**793**	**793**	**791**	**786**	**777**	**765**	**746**
Depreciation and amortization	(0)	(1)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
EBIT	**734**	**799**	**403**	**388**	**768**	**776**	**783**	**788**	**793**	**793**	**791**	**786**	**776**	**764**	**746**
Financial Result	(286)	(308)	(166)	-	-	-	-	-	-	-	-	-	-	-	-
EBT	**448**	**490**	**238**	**388**	**768**	**776**	**783**	**788**	**793**	**793**	**791**	**786**	**776**	**764**	**746**
Income tax and social contribution	(154)	(164)	(80)	(59)	(117)	(118)	(119)	(120)	(121)	(121)	(269)	(267)	(264)	(260)	(254)
Net profit	**294**	**326**	**158**	**329**	**651**	**658**	**664**	**668**	**672**	**672**	**522**	**519**	**512**	**505**	**492**

Source: Management/ EY

Exhibit 4.2: Belo Monte Transmissora de Energia SPE S.A. (BMTE) - P&L (2034-2044)

Belo Monte Transmissora de Energia SPE S.A. (BMTE) - in BRL million	*Projected Financial Information*										
P&L (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**
Gross revenue	992	975	935	944	856	785	729	625	517	397	251
Construction Revenue	5	14	8	54	16	6	22	5	-	-	-
O&M Revenue	191	197	203	210	217	224	232	239	247	255	251
Remuneration of Financial Assets	796	764	724	680	623	554	475	380	270	142	0
Others revenues	-	-	-	-	-	-	-	-	-	-	-
Deductions	(92)	(90)	(86)	(87)	(79)	(73)	(67)	(58)	(48)	(37)	(23)
Net revenue	900	885	849	857	777	712	662	567	469	360	228
Total costs	(177)	(191)	(191)	(239)	(211)	(209)	(230)	(222)	(224)	(232)	(228)
Industry charges	(16)	(17)	(17)	(18)	(19)	(19)	(20)	(21)	(21)	(22)	(11)
Operational costs	(157)	(162)	(167)	(173)	(178)	(184)	(190)	(197)	(203)	(210)	(217)
Cost of construction	(4)	(13)	(7)	(49)	(14)	(6)	(20)	(5)	-	-	-
EBITDA	723	694	657	617	566	503	431	345	245	128	0
Depreciation and amortization	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
EBIT	722	693	657	617	565	503	431	345	244	128	(0)
Financial Result	-	-	-	-	-	-	-	-	-	-	-
EBT	722	693	657	617	565	503	431	345	244	128	(0)
Income tax and social contribution	(246)	(236)	(223)	(210)	(192)	(171)	(146)	(117)	(83)	(44)	-
Net profit	477	458	434	407	373	332	284	228	161	85	(0)

Source: Management/ EY

Exhibit 4.3: Belo Monte Transmissora de Energia SPE S.A. (BMTE) - FCFF

Belo Monte Transmissora de Energia SPE S.A. (BMTE) - In BRL million	*Projected Financial Information*											
Cash Flow (In BRL million)	**Dec/22**	**Dec/23**	**Dec/24**	**Dec/25**	**Dec/26**	**Dec/27**	**Dec/28**	**Dec/29**	**Dec/30**	**Dec/31**	**Dec/32**	**Dec/33**
Operating cash flow	**200**	**519**	**541**	**562**	**581**	**599**	**622**	**650**	**663**	**685**	**706**	**732**
(+) Gross revenue	413	854	901	936	967	999	1,032	1,066	1,101	1,137	1,175	1,214
(-) Indirect Tax	(28)	(58)	(61)	(63)	(65)	(67)	(70)	(72)	(74)	(77)	(79)	(82)
(-) Industry Charges	(5)	(11)	(12)	(12)	(13)	(13)	(13)	(14)	(14)	(15)	(15)	(16)
(-) Operacional Cost	(104)	(110)	(113)	(117)	(121)	(125)	(129)	(133)	(138)	(142)	(147)	(152)
(-) Expenses	-	-	-	-	-	-	-	-	-	-	-	-
(-) Direct tax FCFF	(80)	(165)	(174)	(181)	(187)	(193)	(199)	(206)	(213)	(220)	(227)	(234)
(+/-) Change in working capital	4	8	(0)	(1)	(1)	(2)	2	8	0	1	(1)	2
Capex	**(31)**	**(5)**	**(2)**	**(5)**	**(6)**	**(25)**	**(3)**	**(9)**	**(8)**	**(4)**	**(21)**	**(5)**
(+) Indemnification	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm (FCFF)	**168**	**513**	**539**	**557**	**575**	**574**	**619**	**640**	**655**	**681**	**685**	**727**

Belo Monte Transmissora de Energia SPE S.A. (BMTE) - In BRL million	*Projected Financial Information*										
Cash Flow (In BRL million)	**Dec/34**	**Dec/35**	**Dec/36**	**Dec/37**	**Dec/38**	**Dec/39**	**Dec/40**	**Dec/41**	**Dec/42**	**Dec/43**	**Dec/44**
Operating cash flow	**755**	**780**	**807**	**830**	**864**	**891**	**919**	**952**	**983**	**1,016**	**421**
(+) Gross revenue	1,254	1,295	1,338	1,382	1,427	1,474	1,523	1,573	1,625	1,678	867
(-) Indirect Tax	(85)	(87)	(90)	(93)	(96)	(99)	(103)	(106)	(110)	(113)	(58)
(-) Industry Charges	(16)	(17)	(17)	(18)	(19)	(19)	(20)	(21)	(21)	(22)	(11)
(-) Operacional Cost	(157)	(162)	(167)	(173)	(178)	(184)	(190)	(197)	(203)	(210)	(217)
(-) Expenses	-	-	-	-	-	-	-	-	-	-	-
(-) Direct tax FCFF	(242)	(250)	(258)	(267)	(276)	(285)	(294)	(304)	(314)	(324)	(167)
(+/-) Change in working capital	1	1	2	(1)	5	4	3	6	6	6	8
Capex	**(4)**	**(13)**	**(7)**	**(49)**	**(14)**	**(6)**	**(20)**	**(5)**	-	-	-
(+) Indemnification	-	-	-	-	-	-	-	-	-	-	**801**
Free cash flow to the firm (FCFF)	**751**	**767**	**800**	**781**	**850**	**885**	**898**	**947**	**983**	**1,016**	**1,221**

Source: Management/ EY

Exhibit 5.1: GPC method

Generation - Selected financial information

Selected Financial Information	Net revenue (NR)				EBITDA			
	12 months ended		6 months ended		12 months ended		6 months ended	
Company	Dec/20	Dec/21	Jun/21	Jun/22	Dec/20	Dec/21	Jun/21	Jun/22
Energética Águas da Pedra S.A. (UHE Dardanelos)	265,599	285,804	135,911	146,230	188,494	281,059	103,094	105,407
Norte Energia S.A.	4,402,647	4,836,435	2,330,918	2,673,007	2,546,014	3,219,206	1,421,063	1,565,306
Companhia Energética Sinop S.A.	269,647	279,338	136,184	152,006	373,493	15,813	71,185	64,053

Source: Management

Exhibit 5.2: GPC method

Generation - Valuation under the GPC Method

Analisys by Guideline Public Company Method	EV/NR LFY			EV/NR LTM			EV/EBITDA LFY			EV/EBITDA LTM			EV - Weighted
Company	Multiple	NR	Weight	Multiple	NR	Weight	Multiple	EBITDA	Weight	Multiple	EBITDA	Weight	BRL thousand
Energética Águas da Pedra S.A. (UHE Dardanelos)	3.4x	285,804	20%	3.7 x	296,123	20%	6.0 x	211,068	30%	6.8 x	213,381	30%	1,226,848
Norte Energia S.A.	3.4x	4,836,435	13%	3.7 x	5,178,524	13%	12.0 x	3,219,206	38%	15.4 x	3,363,449	38%	38,281,879
Companhia Energética Sinop S.A.	5.1x	279,338	0%	4.1 x	295,160	40%	12.0 x	136,675	0%	15.4 x	141,533	60%	1,790,735

Note:

(1) Adjusted EBITDAs were used for multiple valuation purposes. The adjustments made took into account non-recurrent results that have no cash effect, as well as impairment results.

Source: Capital IQ/ Management/ EY Analysis

Exhibit 6.1: GPC method

Transmission - Selected financial information

Selected Financial Information	RAP[1]			EBITDA			
	12-month cycle			12 months ended		6 months ended	
Company	2020-2021	2021-2022	2022-2023	Dec/20	Dec/21	Jun/21	Jun/22
Belo Monte Transmissora de Energia SPE S.A.	629,565	680,302	760,584	734,685	799,402	402,290	403,762

Note:

(1) RAP (Portuguese abbreviation for *Receita Anual Permitida*, translated to English as Allowed Annual Revenue).

Source: Management

Exhibit 6.2: GPC method

Transmission - Valuation under the GPC Method

Analisys by Guideline Public Company Method	EV/RAP LTM			EV/RAP LTM + 1			EV/EBITDA LFY			EV/EBITDA LTM			EV - Weighted
Company	Multiple	RAP	Weight	Multiple	RAP	Weight	Multiple	NR	Weight	Multiple	NR	Weight	BRL thousand
Belo Monte Transmissora de Energia SPE S.A.	10.8 x	680,302	16%	9.7 x	760,584	64%	5.0 x	799,402	4%	5.3 x	800,873	16%	6,716,758

Source: Capital IQ/ Management/ EY Analysis

Exhibit 7.1: Financial information of GPCs

Generation

Financial information of comparable companies	Revenue growth (%)		EBITDA growth (%)		EBITDA margin (%)	
Comparable companies	LFY	LTM	LFY	LTM	LFY	LTM
Alupar Investimento S.A.	-14.76%	-23.69%	12.97%	1.64%	74.64%	77.37%
CPFL Energia S.A.	26.90%	26.03%	34.42%	38.51%	22.43%	25.02%
Engie Brasil Energia S.A.	2.30%	-4.35%	8.52%	4.97%	52.45%	57.76%
Centrais Elétricas Brasileiras S.A. - Eletrobrás	29.35%	29.99%	84.36%	57.83%	69.48%	63.83%
Empresa Metropolitana de Águas e Energia S.A.	18.32%	17.49%	-52.68%	-66.96%	14.82%	8.19%
Rio Paranapanema Energia S.A.	-7.19%	4.83%	-71.50%	-66.46%	33.10%	36.77%
Neoenergia S.A.	34.94%	31.26%	55.82%	52.24%	23.90%	26.90%

Source: Capital IQ

Exhibit 7.1: Financial information of GPCs

Generation

Financial information of comparable companies	Revenue growth (%)		EBITDA growth (%)		EBITDA margin (%)	
Comparable companies	LFY	LTM	LFY	LTM	LFY	LTM
Transmissora Aliança de Energia Elétrica S.A.	-2.51%	-11.16%	12.61%	3.02%	76.84%	80.22%
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	49.72%	47.65%	3.55%	1.40%	71.48%	65.01%

Source: Capital IQ

Exhibit 7.2: Financial information of GPCs

Transmission

Financial information of comparable companies	Revenue growth (%)		EBITDA growth (%)		EBITDA margin (%)	
Comparable companies	LFY	LTM	LFY	LTM	LFY	LTM
Transmissora Aliança de Energia Elétrica S.A.	-2.51%	-11.16%	12.61%	3.02%	76.8%	80.2%
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	49.72%	47.65%	3.55%	1.40%	71.5%	65.0%

Exhibit 7.2: Financial information of GPCs

Transmission

Comparable Companies	Identifier	Beta	Debt/Equity	Taxes	Unleveraged Beta
Transmissora Aliança de Energia Elétrica S.A.	BOVESPA:TAEE11	0.57	54.72%	16.23%	0.39
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	BOVESPA:TRPL4	0.58	32.44%	20.00%	0.46
Afluente Transmissão de Energia Elétrica S.A.	BOVESPA:AFLT3	0.60	0.11%	40.00%	0.60
Average		0.60	50.21%	25.53%	0.44
Median		0.60	54.72%	24.46%	0.39

Source: EY based on Data from S&P Capital IQ, 2-year weekly series


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